HARCH CLO III LIMITED

(Incorporated with limited liability in the Cayman Islands)

HARCH CLO III INC.

U.S.$500,000 Class X-1 Notes, Due 2020
U.S.$246,500,000 Class A-1 Floating Rate Notes, Due 2020
U.S.$43,500,000 Class A-2 Floating Rate Notes, Due 2020
U.S.$26,000,000 Class B Floating Rate Notes, Due 2020
U.S.$20,000,000 Class C Deferrable Floating Rate Notes, Due 2020
U.S.$19,000,000 Class D Deferrable Floating Rate Notes, Due 2020
U.S.$15,000,000 Class E Deferrable Floating Rate Notes, Due 2020
U.S.$500,000 Class X-2 Notes, Due 2020
U.S.$30,000,000 Subordinated Securities, Due 2020
U.S.$34,660,000 Combination Securities, Due 2020

Secured (With Respect to the Secured Notes) Primarily by a Portfolio of Loans that are Senior Secured Loans

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The Securities (collectively, the "**Offered Securities**") are being offered hereby by Goldman, Sachs & Co. (the "**Initial Purchaser**") in the United States to Qualified Institutional Buyers in reliance on Rule 144A under the Securities Act and, solely in the case of the Subordinated Securities and the Combination Securities, to Accredited Investors in transactions exempt from registration under the Securities Act. In addition to the offering of the aforementioned Securities by Goldman, Sachs & Co. in the United States, Goldman, Sachs & Co., selling through its agents, is concurrently offering such Offered Securities outside the United States to non-U.S. Persons in offshore transactions in reliance on Regulation S under the Securities Act. See "Plan of Distribution".

See "Risk Factors" beginning on page 27 to read about factors you should consider before buying any Offered Security.

There is no established trading market for the Securities. Application will be made to the Irish Financial Services Regulatory Authority ("**IFSRA**"), as competent authority under Directive 2003/71/EC (the "**Prospectus Directive**") for the Offering Circular to be approved. Such approval relates only to the Offered Securities, which are to be admitted to trading on the regulated market of the Irish Stock Exchange ("**ISE**") or other regulated markets for the purposes of Directive 93/22/EEC or which are to be offered to the public in any Member State of the European Economic Area. This Offering Circular constitutes the prospectus that will be filed with the ISE and the IFSRA in connection with the approval and admission to trading of the Offered Securities (the "**Prospectus**") for the purposes of the Prospectus Directive. Application will be made to the ISE for the Offered Securities to be admitted to the Official List and to trading on its regulated market. There can be no assurance that such admission to trading will be approved or maintained.

It is a condition of the issuance of the Securities that the Class A Notes be issued with a rating of "Aaa" by Moody's Investors Service, Inc. ("**Moody's**") and "AAA" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("**S&P**"), that the Class B Notes be issued with a rating of at least "Aa2" by Moody's and at least "AA" by S&P, that the Class C Notes be issued with a rating of at least "A2" by Moody's and at least "A" by S&P, that the Class D Notes be issued with a rating of at least "Baa2" by Moody's and at least "BBB" by S&P and that the Class E Notes be issued with a rating of at least "Ba2" by Moody's and at least "BB" by S&P. The Class X-1 Notes and the Class X-2 Notes (collectively, the "**Class X Notes**"), the Subordinated Securities and the Combination Securities will not be rated by any credit rating agency. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. See "Rating of the Securities".

See "Plan of Distribution" for a discussion of the terms and conditions of the purchase of the Offered Securities by the Initial Purchaser.

CERTAIN PLEDGED ASSETS OF THE ISSUER ARE THE SOLE SOURCE OF PAYMENTS ON THE SECURITIES. THE SECURITIES DO NOT REPRESENT AN INTEREST IN OR OBLIGATIONS OF, AND ARE NOT INSURED OR GUARANTEED BY, THE HOLDERS OF THE SECURITIES, THE COLLATERAL MANAGER, GOLDMAN, SACHS & CO., THE ADMINISTRATOR, THE SHARE TRUSTEE, THE TRUSTEE, THE COLLATERAL ADMINISTRATOR OR ANY OF THEIR RESPECTIVE AFFILIATES. THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND NEITHER OF THE ISSUERS WILL BE REGISTERED UNDER THE UNITED STATES INVESTMENT COMPANY ACT OF 1940, AS AMENDED. THE SECURITIES ARE BEING OFFERED AND SOLD IN THE UNITED STATES ONLY TO PERSONS WHO ARE (1)(A) QUALIFIED INSTITUTIONAL BUYERS IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS PROVIDED BY RULE 144A UNDER THE SECURITIES ACT OR (B) SOLELY IN THE CASE OF THE SUBORDINATED SECURITIES AND THE COMBINATION SECURITIES, ACCREDITED INVESTORS (AS DEFINED IN REGULATION D UNDER THE SECURITIES ACT) IN TRANSACTIONS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND (2)(A) QUALIFIED PURCHASERS (FOR PURPOSES OF SECTION 3(c)(7) OF THE INVESTMENT COMPANY ACT) OR (B) SOLELY IN THE CASE OF THE SUBORDINATED SECURITIES AND THE COMBINATION SECURITIES, KNOWLEDGEABLE EMPLOYEES FOR PURPOSES OF RULE 3c-5 OF THE INVESTMENT COMPANY ACT, AND IN ACCORDANCE WITH ANY OTHER APPLICABLE LAW. PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT THE SELLER OF ANY SECURITIES MAY BE RELYING ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A. THE SECURITIES ARE BEING OFFERED AND SOLD OUTSIDE THE UNITED STATES TO NON-U.S. PERSONS IN OFFSHORE TRANSACTIONS IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT. THE SECURITIES ARE NOT TRANSFERABLE EXCEPT IN ACCORDANCE WITH THE RESTRICTIONS DESCRIBED UNDER "TRANSFER RESTRICTIONS".

The Offered Securities are offered by Goldman, Sachs & Co. or its agents, subject to their rights to reject any order in whole or in part. It is expected that the Global Securities will be ready for delivery in book-entry form only in New York, New York, on or about April 17, 2007, through the facilities of DTC, against payment therefor in immediately available funds. It is expected that delivery of the physical certificates representing the U.S. Subordinated Securities and the U.S. Combination Securities will be made in New York, New York on or about April 17, 2007 against payment therefor in immediately available funds. The Offered Securities will have the minimum denomination requirements set forth in "Summary—The Offering—Securities Issued".

Goldman, Sachs & Co.

Offering Circular dated May 3, 2007.

GENERAL NOTICE

The information contained in this Offering Circular has been provided by the Issuers and other sources identified herein. No representation or warranty, express or implied, is made by the Initial Purchaser or the Collateral Manager (except with respect to the Collateral Manager only, the information set forth under the headings "Risk Factors—Dependence on Key Personnel; Prior Investment Results," "Risk Factors—Certain Conflicts of Interest—The Collateral Manager," "Risk Factors—Certain Litigation and Regulatory Risks," and "The Collateral Manager") as to the accuracy or completeness of such information, and nothing contained in this Offering Circular is, or shall be relied upon as, a promise or representation by the Initial Purchaser or the Collateral Manager (except with respect to the Collateral Manager only, the information set forth under the headings "Risk Factors—Dependence on Key Personnel; Prior Investment Results," "Risk Factors—Certain Conflicts of Interest—The Collateral Manager," Risk Factors—Certain Litigation and Regulatory Risks," and "The Collateral Manager").

The Issuers accept responsibility for the information contained in this Offering Circular (other than the information contained in this Offering Circular under the headings "Risk Factors—Dependence on Key Personnel; Prior Investment Results," "Risk Factors—Certain Conflicts of Interest—The Collateral Manager," "Risk Factors—Certain Litigation and Regulatory Risks," and "The Collateral Manager", for which information only the Collateral Manager accepts responsibility), having made all reasonable inquiries, confirm that the information contained in this Offering Circular is true and correct in all material respects and is not misleading, that the opinions and intentions expressed in this Offering Circular are honestly held and that, to the best knowledge and belief of the Issuers, the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information. The Issuers take responsibility accordingly. The Collateral Manager accepts responsibility for the information under the headings "Risk Factors—Dependence on Key Personnel; Prior Investment Results," "Risk Factors—Certain Conflicts of Interest—The Collateral Manager," "Risk Factors—Certain Litigation and Regulatory Risks" and "The Collateral Manager". To the best of the knowledge and belief of the Collateral Manger, the information contained in these sections is in accordance with the facts and does not omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading.

No person has been authorized to give any information or to make any representation other than those contained in this Offering Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the Offered Securities.

The delivery of this Offering Circular at any time does not imply that the information herein is correct at any time subsequent to the date of this Offering Circular.

Each purchaser of the Securities must comply with all applicable laws and regulations in force in each jurisdiction in which it purchases, offers or sells such Securities or possesses or distributes this Offering Circular and must obtain any consent, approval or permission required for the purchase, offer or sale by it of such Securities under the laws and regulations in force in any jurisdictions to which it is subject or in which it makes such purchases, offers or sales, and none of the Issuers or the Initial Purchaser shall have any responsibility therefor. Persons into whose possession this Offering Circular comes are required by the Issuers or the Initial Purchaser to inform themselves about and to observe such applicable laws and regulations. For a further description of certain restrictions on offering and sales of the Securities, see "Transfer Restrictions" and "Plan of Distribution". This Offering Circular does not constitute an offer of, or an invitation to purchase, any of the Securities in any jurisdiction in which such offer or invitation would be unlawful.

No invitation may be made to the public in the Cayman Islands to subscribe for the Offered Securities.

Notwithstanding anything herein to the contrary, investors may disclose to any and all persons, without limitation of any kind, the US federal or state income tax treatment and tax structure of the offering and all materials of any kind (including opinions or other tax analyses) that are provided to the investors relating to such tax treatment and tax structure. However, any information relating to the US tax treatment or tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent reasonably necessary to enable any person to comply with applicable securities laws. For this purpose, "tax structure" means any facts relevant to the US federal, state or local income tax treatment of the offering but does not include information relating to the identity of the issuer of the securities, the issuer of any assets underlying the securities, or any of their respective affiliates that are offering the securities.

If required to prevent the withholding and imposition of United States income tax, the Issuer shall deliver or cause to be delivered a United States Internal Revenue Service Form W-8BEN or applicable successor form to each issuer of or counterparty with respect to any Collateral Obligation at the time such Collateral Obligation is purchased or entered into by the Issuer and annually thereafter.

Any purchaser of Securities who is not a bank (as defined in Regulation U promulgated by the Board of Governors of the Federal Reserve System ("**Regulation U**")) and is not required to register with the Federal Reserve will not be subject to any provisions of Regulation U as a result of an investment in the Securities. Any purchaser of the Securities who is a bank or who is already registered with the Federal Reserve as a Regulation U lender, generally must obtain from any person to whom it extends credit secured by Margin Stock (as such term is defined in Regulation U) a Federal Reserve Form U-1 (for bank lenders) or Form G-3 (for non bank lenders). Each purchaser of Securities will be responsible for its own compliance with Regulation U, including the filing by the purchaser of any required registration or annual filings under Regulation U. Purchasers of Securities should consult with their own legal advisors as to Regulation U and its application to them, including in relation to their investment in the Securities. Purchasers of Secured Notes not otherwise exempt from registering with the Federal Reserve will be deemed to have covenanted and agreed that if such purchaser is not registered with the Federal Reserve on or prior to the date of their purchase, such purchaser will, within the required time period, register with the Federal Reserve. Certain information regarding Margin Stock, if any, owned by the Issuer will be available through the Trustee upon written request by a Securityholder.

INFORMATION APPLICABLE TO NON U.S. INVESTORS

There are restrictions on the offer and sale of the Offered Securities in the United Kingdom. No action has been taken to permit the Offered Securities to be offered to the public in the United Kingdom. This Offering Circular is directed in the United Kingdom only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as "relevant persons"). This Offering Circular must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Offering Circular relates is available only to relevant persons and will be engaged in only with relevant persons. It is the responsibility of all persons under whose control or into whose possession this document comes to inform themselves about and to ensure observance of all applicable provisions of the Public Offers of Securities Regulations 1995 and the Financial Services and Markets Act 2000 in respect of anything done in relation to the Securities in, from or otherwise involving the United Kingdom. See "Plan of Distribution".

THIS OFFERING CIRCULAR CONSTITUTES A PROSPECTUS FOR THE PURPOSE OF ADMISSION TO TRADING OF THE OFFERED SECURITIES ON THE IRISH STOCK EXCHANGE. A COPY OF THE PROSPECTUS WILL BE FILED WITH THE IRISH FINANCIAL SERVICES REGULATORY AUTHORITY AND PHYSICAL OR ELECTRONIC COPIES OF THE OFFERING CIRCULAR WILL BE AVAILABLE FOR INSPECTION AND OBTAINABLE AT THE OFFICES OF THE PAYING AGENT IN IRELAND FOR SO LONG AS THE SECURITIES ARE OUTSTANDING.

INFORMATION APPLICABLE TO U.S. INVESTORS

This Offering Circular is being furnished by the Issuers in connection with an offering exempt from registration under the Securities Act, solely for the purpose of enabling a prospective investor to consider the purchase of the Offered Securities described herein. Except as otherwise authorized herein, any reproduction or distribution of this Offering Circular, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the Offered Securities is prohibited. Each offeree of the Offered Securities, by accepting delivery of this Offering Circular, agrees to the foregoing.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES (THE "RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION

To permit compliance with the Securities Act in connection with the sale of the Securities in reliance on Rule 144A, the Issuer will be required under the Indenture to furnish upon request to a Holder or beneficial owner who is a Qualified Institutional Buyer of a Security sold in reliance on Rule 144A or a prospective investor who is a Qualified Institutional Buyer designated by such Holder or beneficial owner the information required to be delivered under Rule 144A(d)(4) under the Securities Act if at the time of the request the Issuer is neither a reporting company under Section 13 or Section 15(d) of the United States Securities Exchange Act of 1934, as amended, nor exempt from reporting pursuant to Rule 12g-3-2(b) under the Exchange Act. Neither of the Issuers expects to become such a reporting company or to be so exempt from reporting.

In accordance with the Indenture, the Trustee also will make available for inspection by Holders of the Securities certain reports or communications received from the Issuers.

Prior to making an investment decision, prospective investors should ensure that they have sufficient knowledge, experience and access to professional advisors to make their own legal, tax, accounting and financial evaluation of the merits and risks of investment in the Offered Securities and should carefully consider the nature of the Offered Securities, the matters set forth elsewhere in this Offering Circular and the extent of their exposure to the risks described in "Risk Factors".

FORWARD LOOKING STATEMENTS

Any projections, forecasts and estimates contained herein are forward looking statements and are based upon certain reasonable assumptions. Projections are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results. Accordingly, the projections are only an estimate. Actual results may vary from the projections, and the variations may be material. Consequently, the inclusion of projections herein should not be regarded as a representation by the Issuer, the Co-Issuer, the Collateral Manager, the Trustee, the Collateral Administrator, the Initial Purchaser or any of their respective Affiliates or any other person or entity of the results that will actually be achieved by the Issuer. None of the Issuer, the Co-Issuer, the Trustee, the Collateral Administrator, the Collateral Manager, the Initial Purchaser and their respective Affiliates has any obligation to update or otherwise revise any projections, including any revisions to reflect changes in economic conditions or other circumstances arising after the date hereof or to reflect the occurrence of unanticipated events, even if the underlying assumptions do not come to fruition.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Offering Circular. For a discussion of certain factors to be considered in connection with an investment in the Offered Securities, see "Risk Factors".

Capitalized terms used herein but not defined shall have the meanings set forth under "Glossary of Defined Terms".

The Issuers and the Collateral Manager

The Issuers .... Harch CLO III Limited (the "**Issuer**"), an exempted company incorporated under the laws of the Cayman Islands for the sole purpose of acquiring the Collateral Obligations and Eligible Investments, entering into any Hedge Agreements, the Collateral Management Agreement and the Purchase Agreement, issuing the Securities and engaging in certain related transactions.

The Issuer will not have any material assets other than: (i) a portfolio of Dollar-denominated loans (including Assignments or Participations therein), along with high yield debt securities, Finance Leases, Synthetic Securities and Structured Finance Securities; (ii) Eligible Investments; (iii) any Hedge Agreements as determined to be appropriate by the Collateral Manager and satisfactory to Moody's and S&P; (iv) its rights under the Collateral Management Agreement; (v) its rights under any Securities Lending Agreements; and (vi) certain other assets.

Harch CLO III Inc. (the **"Co-Issuer"** and, together with the Issuer, the **"Issuers"**), a company incorporated under the laws of the State of Delaware for the sole purpose of co-issuing the Co-Issued Notes, as described below.

The Co-Issuer will not have any assets (other than $10 of equity capital) and will not pledge any assets to secure the Co-Issued Notes. The Co-Issuer will have no claim against the Issuer in respect of the Collateral Obligations or otherwise.

The authorized share capital of the Issuer consists of 250 ordinary shares, par value $1.00 per share (the **"Issuer Ordinary Shares"**), all of which will be issued on or prior to the Closing Date. The Issuer Ordinary Shares that have been issued and the common stock of the Co-Issuer will be held by Maples Finance Limited, a licensed trust company incorporated in the Cayman Islands and any successor thereto (the **"Administrator"**), as the trustee pursuant to the terms of a charitable trust (the **"Share Trustee"**).

Neither the Issuer nor the Co-Issuer is or will be an Affiliate of the Collateral Manager or any of its respective Affiliates.

The Collateral Manager................. Certain advisory and administrative functions with respect to the Collateral will be performed by Hegemony Capital Management, LLC (**"HCM"** and in such capacity, the **"Collateral Manager"**).

See “The Collateral Manager” and “The Collateral Management Agreement”.

Ownership of Subordinated Securities by the Collateral Manager and its Affiliates.......... It is expected that HCM and/or its Affiliates, officers, directors and employees will purchase approximately 20% of the Outstanding Subordinated Securities issued on the Closing Date; *provided, however*, that some but not all of such Subordinated Securities may be disposed of at any time or from time to time.

See “Risk Factors—Certain Conflicts of Interest” and “The Collateral Manager”.

The Trustee.. Deutsche Bank Trust Company Americas solely in its capacity as trustee (the "**Trustee**") for the Securityholders, unless a successor Person shall have become the Trustee pursuant to the applicable provisions of the Indenture, and thereafter "Trustee" shall mean such successor Person.

The Offering

Securities Issued

Class Designation	X-1	A-1	A-2	B	C	D	E	X-2
Original Principal Amount[1]	$500,000	$246,500,000	$43,500,000	$26,000,000	$20,000,000	$19,000,000	$15,000,000	$500,000
Stated Maturity	April 17, 2020							
Expected Average Life[2]	N/A	7.3 years	9.3 years	9.9 years	10.5 years	11.0 years	11.7 years	N/A
Minimum Denomination (Integral Multiples):								
Rule 144A	$500,000 ($1,000)	$500,000 ($1,000)	$500,000 ($1,000)	$500,000 ($1,000)	$500,000 ($1,000)	$500,000 ($1,000)	$500,000 ($1,000)	$500,000 ($1,000)
Reg S	$100,000 ($1,000)	$100,000 ($1,000)	$100,000 ($1,000)	$100,000 ($1,000)	$100,000 ($1,000)	$100,000 ($1,000)	$100,000 ($1,000)	$100,000 ($1,000)
Reg D	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Applicable Investment Company Act of 1940 Exemption	3(c)(7) and, solely in the case of the Subordinated Securities and the Combination Securities, Rule 3c-5							
Initial Ratings:								
Moody's	N/A	Aaa	Aaa	Aa2	A2	Baa2	Ba2	N/A
S&P	N/A	AAA	AAA	AA	A	BBB	BB	N/A
Deferred Interest	N/A	No	No	No	Yes	Yes	Yes	N/A
Pricing Date	March 23, 2007							
Closing Date	April 17, 2007							
Interest Rate	N/A	LIBOR+0.22%	LIBOR+0.30%	LIBOR+0.40%	LIBOR+0.75%	LIBOR+1.75%	LIBOR+3.75%	N/A
Fixed or Floating Rate	N/A	Floating	Floating	Floating	Floating	Floating	Floating	N/A
Accrual Period[3]	N/A	Floating Period	Floating Period	Floating Period	Floating Period	Floating Period	Floating Period	N/A
Payment Date	(i) each January 29, April 29, July 29 and October 29 (or if such day is not a Business Day, the next succeeding Busi and at Stated Maturity (each, a "Scheduled Payment Date") and (ii) any Redemption Date							
First Payment Date	October 29, 2007							
Record Date	15 days prior to the applicable Payment Date							
Frequency of Payments	Quarterly: January, April, July and October							
Day Count	N/A	Actual/360	Actual/360	Actual/360	Actual/360	Actual/360	Actual/360	N/A
Form of Securities:								
Global	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Certificated	No	No	No	No	No	No	No	No
CUSIPs Rule 144A	41162SAA4	41162SAB2	41162SAG1	41162SAC0	41162SAD8	41162SAE6	41164NAA3	41164NAE5
CUSIPs Reg D	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
CUSIPs Reg S	G42887AA0	G42887AB8	G42887AG7	G42887AC6	G42887AD4	G42887AE2	G42886AA2	G42886AD6
ISIN Reg S	USG42887AA00	USG42887AB82	USG42887AG79	USG42887AC65	USG42887AD49	USG42887AE22	USG42886AA27	USG42886AD65
Common Code Reg S	029591288	029591318	029591466	029591814	029591938	029592080	029592209	029592314
Clearing Method:								
Rule 144A	DTC	DTC	DTC	DTC	DTC	DTC	DTC	DTC
Reg S	Euroclear	Euroclear	Euroclear	Euroclear	Euroclear	Euroclear	Euroclear	Euroclear
Certificated	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

1. In the case of each of the Class X Notes, the Subordinated Securities and the Combination Securities, the amount indicated is the initial notional amount.
2. Under a hypothetical scenario in which, as of the Effective Date (i) the Collateral Portfolio consists of not less than 90.0% Class 1, Class 2 or Class 3 Senior Secured Lo of the Collateral Portfolio is 8.7 years, (iii) 2.0% per annum by par amount of the Collateral Obligations experience defaults, (iv) 75% of the defaulted par amount on t immediately and (v) 25% prepayments on the Collateral Portfolio that are floating rate obligations occur, the average life of each Class of the Secured Notes will be as Collateral Obligations are assumed to have a weighted average life of approximately 9.5 years from the Closing Date, in accordance with the Maximum Average Life above are not predictive or a forecast; they may not necessarily reflect historical performance and defaults for loans and other assets. The actual average li approximations. See "Risk Factors—Average Life and Prepayment Considerations".

3. “**Floating Period**” means, with respect to any Payment Date, each period from and including the preceding Payment Date (or, the Closing Date, with respect to the fi
the current Payment Date (or, in the case of the Payment Date preceding the Stated Maturity, to but excluding the Stated Maturity).
4. The notional amount represented by the Subordinated Securities Component is included in the Aggregate Principal Amount of the Subordinated Securities. Any refere
Securities shall be treated as referring to Holders of the Combination Securities to the extent of the Subordinated Securities Component for purposes of any requests, d
notices, consents, subordinations, payments, votes, waivers or other actions under the Indenture.
5. The notional amount of the Combination Securities on the Closing Date consists of 40.1% in notional amount of the Subordinated Securities represented by the Subor
59.9% in principal amount of the Treasury Strips represented by the Treasury Strip Component.
6. Except in limited circumstances as set forth in the Indenture.
7. The Holders of the Combination Securities will be entitled to receive any distributions payable on the Subordinated Securities represented by the Subordinated Secur
payable on the Treasury Strips represented by the Treasury Strip Component.

Status and Subordination .... The Co-Issued Notes will be limited recourse secured obligations of the Issuers, the Class E Notes and the Class X-2 Notes will be limited recourse secured obligations of the Issuer and the Subordinated Securities and the Combination Securities will be limited recourse unsecured obligations of the Issuer. Except as provided in the next succeeding paragraph, with respect to payment of both interest and principal (or, in the case of the Class X Notes, the Class X-1 Note Payment Amount and the Class X-2 Note Payment Amount, as applicable), the Class X-1 Notes will be senior in right of payment on each Payment Date to the Class A-1 Notes; the Class A-1 Notes will be senior in right of payment on each Payment Date to the Class A-2 Notes; the Class A-2 Notes will be senior in right of payment on each Payment Date to the Class B Notes; the Class B Notes will be senior in right of payment on each Payment Date to the Class C Notes; the Class C Notes will be senior in right of payment on each Payment Date to the Class D Notes; the Class D Notes will be senior in right of payment on each Payment Date to the Class E Notes; the Class E Notes will be senior in right of payment on each Payment Date to the Class X-2 Notes; and the Class X-2 Notes will be senior in right of payment on each Payment Date to the Subordinated Securities (including the Subordinated Securities Component of the Combination Securities).

Subject to the Priority of Payments, the right of the senior most Class of Secured Notes to be paid prior to a subordinated Class of Secured Notes does not apply if: (i) Interest Proceeds and Principal Proceeds are applied to the repayment of Deferred Interest of any Class of Secured Notes; or (ii) Interest Proceeds are applied to repay Class E Notes as a result of the failure of the Class E Par Value Tests, as described in subclause (xvii) under "Description of the Securities—Priority of Payments—Interest Proceeds". The Treasury Strip Component of the Combination Securities will be secured solely with respect to assets in the Treasury Strip Component Account. No other Secured Party (except, for the avoidance of doubt, the Holders of the Combination Securities to the extent of the Subordinated Securities Component included in such Combination Securities) will have any interest in or claim against the Treasury Strip Collateral for any reason.

Use of Proceeds .... The aggregate net proceeds of the offering of the Securities are expected to equal approximately $403,100,000 (after paying fees and expenses relating to the offering of the Securities). Approximately $367,500,000 of such net proceeds will be used by the Issuer to satisfy the Issuer's obligations under certain warehouse arrangements with respect to a portfolio of Collateral Obligations acquired during the Accumulation Period satisfying the Eligibility Criteria, to deposit an amount equal to the Expense Reserve Amount in the Expense Reserve Account, to deposit into the Revolving Credit Facility Reserve Account an amount equal to the Future Drawdown Amount, if any, to pay certain fees in connection with the structuring and offering of the Securities and to acquire the Treasury Strips. The remaining net proceeds, constituting approximately $35,600,000, will be invested in Eligible Investments, and such proceeds may be used until the end of the Reinvestment Period to purchase additional Collateral Obligations and to enter into any Hedge Agreements, if necessary, in each case as described herein.

On or after the Effective Date (but prior to the initial Payment Date), so long as the Minimum Par Value Ratio is satisfied, the Collateral Manager may, in its sole discretion, instruct the Trustee in writing to utilize up to $1,500,000 of Principal Proceeds and unused proceeds of the offering of the Securities for application as either Interest Proceeds or Principal Proceeds in accordance with the Priority of Payments and/or transfer to the Discretionary Reserve Account for future application of such funds as either Interest Proceeds or Principal Proceeds in accordance with the Priority of Payments, in each case on or before the Payment Date in April 2008. See "Security for the Secured Notes—Principal Collection Account" and "—Discretionary Reserve Account."

Distributions of Interest Proceeds and Deferred Interest .... Interest Proceeds will be distributable to Holders of the Securities in accordance with the Priority of Payments. See "Description of the Securities—Priority of Payments".

With respect to any Class C Notes, Class D Notes or Class E Notes, for so long as any more senior Class or Classes of Secured Notes are Outstanding, to the extent that funds are not available to pay the full amount of interest on such Class C Notes, Class D Notes or Class E Notes in accordance with the Priority of Payments, the cumulative amount of interest not paid on such Class C Notes, Class D Notes or Class E Notes on any Payment Date and all Payment Dates preceding such Payment Date (**"Deferred Interest"**), will be deferred and added to the principal amount of such Class C Notes, Class D Notes or Class E Notes, as applicable, and will bear interest at the interest rate applicable to such Class C Notes, Class D Notes or Class E Notes, as applicable, in each such case, to the extent lawful and enforceable. The failure to pay, on any Payment Date, (i) the Deferred Interest of a Class of Securities or (ii) the Class X-2 Note Payment Amount will not be an Event of Default under the Indenture. See "Description of the Securities—Interest" and "—Priority of Payments".

Non-Call Period .... The period from the Closing Date to and including the Business Day immediately preceding the April 2010 Scheduled Payment Date (the "**Non-Call Period**").

Reinvestment Period .... The period from the Closing Date to and including the Business Day immediately preceding the April 2013 Scheduled Payment Date (the "**Reinvestment Period**").

Principal Payments and Other Distributions on the Secured Notes .... The following table sets forth the circumstances and dates upon which Holders of the Secured Notes (other than the Class X Notes) will receive principal payments or other distributions on their Secured Notes:

Event	Eligible Payment Date	Amount Payable in Accordance with the Priority of Payments
The Collateral Manager's determination, in its sole discretion, that it would be impractical or not beneficial to reinvest certain Principal Proceeds by the end of the Investment Due Period relating to such Principal Proceeds*	Any Scheduled Payment Date during the Reinvestment Period	Applicable Secured Note Redemption Price
The Collateral Manager exercises its discretion to apply Principal Proceeds (other than Eligible Post Reinvestment Proceeds that the Collateral Manager elects to reinvest in Collateral Obligations or Eligible Investments) to pay principal of the Secured Notes*	Any Scheduled Payment Date after the Reinvestment Period	Applicable Secured Note Redemption Price
Repayment of Deferred Interest	Any Payment Date	Amount of Deferred Interest
Effective Date Ratings Downgrade Event*	The Payment Date after the Effective Date	Applicable Secured Note Redemption Price

* Not applicable to Class X Notes.

Event	Eligible Payment Date	Amount Payable in Accordance with the Priority of Payments
Mandatory Redemption of Secured Notes to satisfy Coverage Tests*	Any Scheduled Payment Date (or, in the case of the Interest Coverage Tests only, any Scheduled Payment Date on or after the second Scheduled Payment Date)	Applicable Secured Note Redemption Price
Optional Redemption following a Withholding Tax Event	Any Business Day	Applicable Secured Note Redemption Price
Optional Redemption by the Holders of more than 55% of the Aggregate Outstanding Amount of the Subordinated Securities	Any Business Day after the Non-Call Period	Applicable Secured Note Redemption Price

See "Description of the Securities—Principal", "—Priority of Payments", "—Optional Redemption" and "—The Indenture—Events of Default".

Security for the Secured Notes .... The Secured Notes will be secured by (a) Collateral Obligations, (b) Eligible Investments, (c) the Issuer's rights under the Collateral Management Agreement, any Hedge Agreements, the Purchase Agreement and any Securities Lending Agreements, (d) any proceeds held in the Issuer Accounts and (e) certain other assets of the Issuer as set forth in the Indenture. See "Risk Factors—Limited Recourse Obligations."

The Treasury Strip Components of the Combination Securities will be secured on a *pro rata* basis solely with respect to assets in the Treasury Strip Component Account. None of the Secured Parties (other than the Holders of the Combination Securities) will have any interest in or claim against the Treasury Strip Collateral for any reason.

The Subordinated Securities will not be secured.

Collateral Obligations .... An obligation will constitute a collateral obligation (a **"Collateral Obligation"**) and will be eligible for purchase by the Issuer if, at the time it is purchased or entered into (or a commitment is

* Not applicable to Class X Notes.

made to purchase or enter into such Collateral Obligation), it satisfies the following criteria (**"Eligibility Criteria"**):

(i) it is (1) an Assignment or Participation of a loan; (2) a debt security (including, subject to clause (x) below, a debt security that provides for conversion to an Equity Security or has equity features attached); (3) a Finance Lease which has a Moody's Recovery Rate and an S&P Recovery Rate that is the same as or higher than the Moody's Recovery Rate and S&P Recovery Rate that Moody's and S&P, respectively, currently assigns to Senior Secured Loans; (4) a Structured Finance Security; or (5) a Synthetic Security, in all cases the payments with respect to which are not by the terms of such obligation payable in a currency other than Dollars;

(ii) other than an Exchanged Defaulted Obligation, (1) if it is a Structured Finance Security, it has a Moody's Default Probability Rating of at least "Ba2" and has an S&P Rating of at least "BB" and (2) for any other type of Collateral Obligation, it has a Moody's Default Probability Rating of at least "Caa2" and has an S&P Rating of at least "CCC", which S&P Rating, in the case of the foregoing clauses (1) and (2), does not have a "t", "p", "q", "pi" or an "r" subscript;

(iii) (1) it is issued by an issuer organized in the United States of America or in a sovereign jurisdiction the long-term foreign currency rating of which is at least "AA" by S&P and at least "Aa2" by Moody's, (2) it is a Tax Haven Collateral Obligation, (3) it is a Maritime Collateral Obligation or (4) it is issued by a Special Purpose Vehicle;

(iv) it is eligible to be (1) entered into by, sold, assigned or participated to the Issuer and (2) pledged by the Issuer to the Trustee;

(v) it provides for periodic payments of interest thereon in cash at least semi-annually, other than a Zero-Coupon Security or a Step-Up Coupon Security during a period for which no interest is payable;

(vi) it is an obligation upon which no payments are subject to withholding tax imposed by any jurisdiction unless the obligor thereof or counterparty with respect thereto is required to make "gross-up" payments that cover the full amount of any such withholding tax on an after-tax basis (other than withholding taxes with respect to lending fees received under a Securities Lending Agreement or commitment fees associated with Collateral Obligations constituting Revolving Credit Facilities or Delayed Funding Term Loans);

(vii) it is not a Defaulted Obligation (other than an Exchanged Defaulted Obligation);

(viii) it is not a CDO Security managed by the Collateral Manager or an Affiliate of the Collateral Manager;

(ix) it is not a Credit Risk Obligation;

(x) it is not an obligation that, at the time of purchase, provides for conversion into an Equity Security (1) automatically after a specified period of time or (2) at the option of the issuer thereof at any time;

(xi) it is not the subject of an Offer other than (a) an offer of publicly registered securities with equal or greater face value and substantially identical terms issued in exchange for securities issued under Rule 144A or (b) a Permitted Offer;

(xii) it is not an obligation the interest payments of which are scheduled to decrease (although interest payments may decrease due to unscheduled events such as a decrease of the index relating to a Floating Rate Collateral Obligation, the change from a default rate of interest to a non-default rate or an improvement in the obligor's financial condition);

(xiii) it is not an obligation pursuant to which future advances or future payment obligations may be required, except for future advances under a Revolving Credit Facility or a Delayed Funding Term Loan or future payment obligations under a Synthetic Security, in each case for which the Issuer has deposited funds in the Revolving Credit Facility Reserve Account or a Synthetic Security Collateral Account, as the case may be, in an amount sufficient to meet such future advances or future payment obligations, as the case may be;

(xiv) it is not a security whose repayment is subject to material non-credit related risk as determined by the Collateral Manager or to the non-occurrence of certain catastrophes specified in the documents governing such security;

(xv) it is not a Deferrable Interest Obligation that (a) is currently deferring interest or paying interest "in kind", which interest is otherwise payable in cash (for the avoidance of doubt, this subclause shall not be interpreted to prohibit the inclusion of an Exchanged Defaulted Obligation in the Collateral Portfolio in accordance with the provisions described herein); and/or (b) permits only a portion of the payment of the interest due thereon to be deferred or capitalized, unless the remaining portion of the interest payment is required under its governing instrument to be paid in cash at an interest rate equal to or in excess of LIBOR plus 1.00%;

(xvi) if such obligation provides for the payment of interest at a floating rate, such floating rate is determined by reference to (1) the Dollar prime rate, LIBOR, Euro rate or similar interbank offered rate or commercial deposit rate or (2) any other index so long as at the time such index was first referenced each of the Moody's Rating Condition and the S&P Rating Condition has been satisfied;

(xvii) it provides for payment of principal on or prior to its stated maturity; and

(xviii) it is not any of the Securities.

Purchase of Collateral Obligations on the Closing Date .... It is expected that, by the Closing Date, the Issuer will have purchased or executed, or entered into agreements to purchase or execute, with the net proceeds of the issuance of the Securities, (i) a portfolio of Collateral Obligations selected by the Collateral Manager constituting approximately 94% of the Aggregate Principal Amount of Collateral Obligations to be purchased or entered into by the Issuer, representing approximately $365,000,000 in Aggregate Principal Amount of Collateral Obligations and (ii) the Treasury Strips.

Effective Date Ratings Confirmation................................ The Issuer (or the Collateral Manager on behalf of the Issuer) shall, not less than two weeks prior to the Determination Date preceding the first Payment Date, (i) deliver to each of Moody's and S&P an accountants' certificate evidencing that all of the Collateral Quality Tests (other than the S&P CDO Monitor Test), the Par Value Tests, the Minimum Par Value Ratio and the Concentration Limitations were satisfied as of the Effective Date and (ii) request that each of S&P and Moody's confirm on or prior to the Determination Date preceding the first Payment Date their respective initial ratings of the Secured Notes. The Issuer shall not be considered to have failed to obtain such confirmation if, with respect to Moody's only, such accountants' certificate evidences that all of the Collateral Quality Tests (other than the S&P CDO Monitor Test), the Par Value Tests, the Minimum Par Value Ratio and the Concentration Limitations were satisfied as of the Effective Date. A failure to obtain (or to be deemed to have obtained, in the case of Moody's only) the Rating Agencies' confirmation of the initial ratings of the Secured Notes by the Determination Date preceding the first Payment Date will result in an Effective Date Ratings Downgrade Event.

If an Effective Date Ratings Downgrade Event occurs, the Issuer is required, in accordance with the Priority of Payments, to apply Interest Proceeds to pay principal of the Secured Notes (other than the Class X Notes) pursuant to the Note Payment Sequence, in each case until paid in full or until such ratings are reinstated and, to the extent the application of Interest Proceeds is insufficient, Principal Proceeds will be used to pay principal of the Secured Notes in accordance with the Priority of Payments until the Secured Notes (other than the Class X Notes) are paid in full or such ratings are reinstated. The occurrence of an Effective Date Ratings Downgrade Event will not cause an Event of Default. See "Risk Factors—Effective Date Ratings Downgrade Event".

Concentration Limitations............ Collateral Obligations acquired for the Collateral Portfolio will be subject to the concentration limitations set forth in the table below (the **"Concentration Limitations"**).

		By Principal Balance (as a percentage or dollar amount, as applicable, of the Aggregate Principal Amount of the Collateral Portfolio)
(i)	Class 1, Class 2 or Class 3 Senior Secured Loans (including Assignments and Participations and Synthetic Securities with Class 1, Class 2, or Class 3 Senior Secured Loans as Reference Obligations)*	≥ 90.0%
(ii)	Floating Rate Collateral Obligations*	≥ 95.0%
(iii)	Bonds	≤ 7.5%
(iv)	Second Lien Loans	≤ 7.5%
(v)	Second Lien Loans issued by any single obligor	≤ 1.5%
(vi)	Single Obligor	≤ the greater of 2.0% and $8.0 million
	except that Collateral Obligations issued by up to five obligors may, with respect to each of such five obligors, constitute up to the greater of the percentage or dollar amount of the Collateral Portfolio specified in the right column	≤ the greater of 2.5% and $10.0 million
(vii)	Same Moody's Industry Category	≤ 8.0%
	except that Collateral Obligations belonging to three Moody's Industry Categories may each constitute up to the percentage of the Collateral Portfolio specified in the right column	≤ 10.0%, ≤ 12.0%, ≤ 12.0%, respectively
(viii)	Collateral Obligations with a Moody's Default Probability Rating of "Caa1" or below	≤ 5.0%
(ix)	Participations	≤ 10.0%
(x)	Synthetic Securities**	≤ 10.0%
(xi)	DIP Loans	≤ 7.5%
(xii)	DIP Loans issued by any single obligor	≤ 2.0%
(xiii)	Revolving Credit Facilities or Delayed Funding Term Loans	≤ 15.0%
(xiv)	Zero-Coupon Securities	≤ 2.0%
(xv)	Structured Finance Securities	≤ 3.0%
(xvi)	Single series or issue of Structured Finance Securities	≤ 2.0%
(xvii)	Mature after the Stated Maturity of the Securities	≤ 2.0%
(xviii)	Deferrable Interest Obligations	≤ 3.0%
(xix)	Step-Up Coupon Securities	≤ 2.0%
(xx)	Finance Leases	≤ 4.0%
(xxi)	Current Pay Obligations	≤ 5.0%
(xxii)	Provide for optional conversion by the holder or have equity features attached that may be considered Margin Stock	≤ the lower of 5.0% and $20.0 million
(xxiii)	Non-U.S. Obligors (excluding Non-U.S. Obligors organized in Canada)*****	< 10.0%
(xxiv)	Non-U.S. Obligors organized in any single European I Country*** *****	≤ 5.0%
(xxv)	Non-U.S. Obligors organized in any single European II Country**** *****	≤ 2.5%
(xxvi)	Non-U.S. Obligors organized in European II Countries ***** ******	≤ 5.0%
(xxvii)	Non-U.S. Obligors organized in any jurisdiction other than Canada or any European I Country or any European II Country*** **** *****	≤ 3.0%
(xxviii)	Maritime Collateral Obligations*****	≤ 3.0%
(xxix)	Tax Haven Collateral Obligations*****	≤ 3.0%
(xxx)	Exchanged Defaulted Obligations	≤ 2.0%
(xxxi)	Aggregate exposure to Structured Finance Securities, Second Lien Loans and Bonds	≤ 10.0%
(xxxii)	Provide for periodic payments of interest less frequently than quarterly (other than Zero-Coupon Securities or Step-Up Coupon Securities)	≤ 10.0%
(xxxiii)	Distressed Exchange Collateral Obligations	≤ 5.0%†
(xxxiv)	Bivariate Risk Obligations	≤ 20.0%

* The principal balance of Principal Proceeds and Sale Proceeds on deposit in the Principal Collection Account and the Subordinated Securities Principal Collection Account, including Eligible Investments purchased with such funds, shall be deemed to be Floating Rate Collateral Obligations that are Senior Secured Loans for purposes of calculating the Concentration Limitations.

** For Synthetic Securities, Concentration Limitations shall be calculated with respect to the Reference Obligations.

*** European I Country means Austria, Belgium, Denmark, Finland, France, Germany, Iceland, Ireland, Liechtenstein, Luxembourg, Netherlands, Norway, Spain, Sweden, Switzerland, United Kingdom and any other European country subject to the satisfaction of the Moody's Rating Condition and the S&P Rating Condition.

**** European II Country means Greece, Italy and Portugal.

***** For purposes of subclauses (xxiii) through (xxviii) of the Concentration Limitations, the jurisdiction of organization of the obligor of a Maritime Collateral Obligation or a Tax Haven Collateral Obligation shall be deemed to be any jurisdiction, if applicable, where at least 60% (by reference to the latest available consolidated financial statements) of (A) its (or its guarantor's) business operations or (B) its (or its guarantor's) assets primarily responsible for generating its (or its guarantor's) revenue are located.

† At any time (but only at such time) that the weighted average purchase price of all Distressed Exchange Collateral Obligations is less than 75%, the limit shall be ≤3.0% and, notwithstanding the foregoing limits, the aggregate Principal Balance of all Distressed Exchange Collateral Obligations purchased at any time prior to the Stated Maturity of the Secured Notes may not exceed $40,000,000.

Coverage Tests and the Class E Reinvestment Test........ The following tables set forth the Coverage Tests and the Class E Reinvestment Test (which is not part of the Coverage Tests), and with respect to each such Coverage Test and such Class E Reinvestment Test, where applicable, the minimum values at which such Coverage Test and such Class E Reinvestment Test is satisfied and the expected values (in the case of the Par Value Ratios) upon the Effective Date.

PAR VALUE TESTS AND CLASS E REINVESTMENT TEST

Class	Required Par Value Ratio*,**	Par Value Ratio Expected Upon Effective Date****
A/B	111.5%	122.7%
C	106.8%	115.4%
D	103.0%	109.2%
E	During and after the Reinvestment Period, 100.7%***** After the Reinvestment Period, 101.7%*****	104.8%
Class E Reinvestment Test	101.7%	104.8%

INTEREST COVERAGE TESTS

Class	Required Interest Coverage Ratio*,***
A/B	111.5%
C	106.8%
D	103.0%

---

* Should be equal to or greater than the stated percentages.

** Applicable as of the Effective Date and any Measurement Date thereafter.

***	Applicable as of the Second Determination Date and any Measurement Date thereafter.
****	The percentages specified herein are based on certain assumptions relating to the Collateral Portfolio as of the date hereof and such assumptions may change in the future. Therefore, there can be no assurances that the actual Par Value Ratios and the Class E Reinvestment Test, as the case may be, on the Effective Date, will be the same as the expected ratios specified herein.
*****	Failure of the Class E Par Value Tests will be remedied using Interest Proceeds to pay down the principal of the Class E Notes as described in the following two sentences. During and after the Reinvestment Period, any remaining Interest Proceeds will be used to remedy failure of the Class E Par Value Test I. After the Reinvestment Period only, up to 100% of the remaining Interest Proceeds will be used *first*, to remedy failure of the Class E Par Value Test I and *second*, up to 50% of the remaining Interest Proceeds will be used to remedy failure of the Class E Par Value Test II.

Collateral Quality Tests .... The following table sets forth the Collateral Quality Tests, and with respect to each Collateral Quality Test, where applicable, the values at which such Collateral Quality Test is satisfied and the expected values upon the Effective Date.

THE COLLATERAL QUALITY TESTS

Test	Value at which Test is Satisfied	Expected Effective Date Value*
Diversity Test	Based on the table set forth below (the "**Ratings Matrix**"):	60

	Minimum Diversity				
Minimum Weighted Average Spread	50	55	60	65	70
2.20%	2150	2200	2250	2280	2300
2.30%	2175	2250	2300	2350	2380
2.40%	2225	2285	2350	2400	2450
2.50%	2275	2325	2400	2450	2480
2.60%	2325	2365	2450	2480	2515
2.70%	2360	2405	2490	2520	2540
2.80%	2385	2445	2530	2560	2590
	Maximum Rating Factor				

Notwithstanding the row/column combinations set forth above, the Collateral Manager may determine a combination of values that is not set forth above using linear interpolation between values set forth above in accordance with the Indenture. Upon determination of a combination of values using linear interpolation, the Collateral Manager shall identify such combination to the Trustee and such combination shall be deemed a "row/column combination" for purposes of the Ratings Matrix.

Test	Value at which Test is Satisfied	Expected Effective Date Value*
Maximum Rating Factor Test	Based on the Ratings Matrix.	2300
Minimum Weighted Average Coupon Test	The Weighted Average Fixed Rate Coupon must equal or exceed the Minimum Weighted Average Fixed Rate Coupon, and the Weighted Average Spread must equal or exceed the Minimum Weighted Average Spread set forth in the Ratings Matrix based upon the option chosen by the Collateral Manager as currently applicable to the Collateral Obligations. For the avoidance of doubt, (i) the Minimum Weighted Average Fixed Rate Coupon is a test that will be applicable only if the Collateral contains Fixed Rate Collateral Obligations and (ii) the Minimum Weighted Average Spread is a test that will be applicable only if the Collateral contains Floating Rate Collateral Obligations. Any Gross Fixed Rate Excess may be used to help satisfy the Minimum Weighted Average Spread, and any Gross Spread Excess may be used to help satisfy the Minimum Weighted Average Fixed Rate Coupon. See “Security for the Secured Notes—The Collateral Quality Tests—Minimum Weighted Average Coupon Test”.	7.50% and 2.45%
Maximum Average Life Test	See “Security for the Secured Notes—The Collateral Quality Tests—Maximum Average Life Test”.	6.5 Years

Test	Value at which Test is Satisfied	Expected Effective Date Value*
Moody's Minimum Weighted Average Recovery Rate Test	Equal to or greater than 44%	47%
S&P Minimum Weighted Average Recovery Rate Test	A test satisfied if, as of any Measurement Date, (i) the S&P Weighted Average Recovery Rate determined with respect to the Class A Notes is greater than or equal to 60%, (ii) the S&P Weighted Average Recovery Rate determined with respect to the Class B Notes is greater than or equal to 64%, (iii) the S&P Weighted Average Recovery Rate determined with respect to the Class C Notes is greater than or equal to 67%, (iv) the S&P Weighted Average Recovery Rate determined with respect to the Class D Notes is greater than or equal to 70% and (v) the S&P Weighted Average Recovery Rate determined with respect to the Class E Notes is greater than or equal to 73%.	With respect to (i) the Class A Notes 70%, (ii) the Class B Notes 72%, (iii) the Class C Notes 74%, (iv) the Class D Notes 76% and (v) the Class E Notes 79%
S&P CDO Monitor Test	Positive Class A Loss Differential, positive Class B Loss Differential, positive Class C Loss Differential, positive Class D Loss Differential and positive Class E Loss Differential	Pass

* The values specified herein are based on certain assumptions relating to the Collateral Portfolio as of the date hereof and such assumptions may change in the future. Therefore, there can be no assurances that the actual values for the Collateral Quality Tests on the Effective Date will be the same as the values specified herein.

See "Security for the Secured Notes—The Coverage Tests" and "—The Collateral Quality Tests".

Reinvestment in Collateral Obligations .... During the Reinvestment Period, other than as described under "Description of the Securities—Priority of Payments—Principal Proceeds", Principal Proceeds received in respect of the Collateral Obligations will *first*, be applied to the payment of principal on the Class A-1 Notes, Class A-2 Notes, Class B Notes, Class C Notes and/or Class D Notes, in accordance with the Priority of Payments, in the event and to the extent that the applicable Coverage Tests relating thereto are not satisfied, and *second*, (i) be used to purchase Collateral Obligations so long as the Reinvestment Criteria are satisfied and/or (ii) be applied to the payment of principal on the Secured Notes in accordance with the Priority of Payments; *provided*, *however*, that, during the Reinvestment Period, clause (ii) will be applicable only if the Collateral Manager determines, in its sole discretion, that it is impractical or not beneficial to reinvest Principal Proceeds prior to the end of an Investment Due Period. Any Principal Proceeds not so reinvested or applied by the end of the related Permitted Reinvestment Period will be applied in accordance with the Priority of Payments.

In addition, during the Reinvestment Period, Interest Proceeds remaining prior to the payment of certain unpaid subordinated expenses and unpaid hedge termination payments, the distribution to the Collateral Manager in respect of the Incentive Collateral Management Fee and the distributions in respect of the Subordinated Securities will be used to reinvest in Collateral Obligations (or deposited into the Principal Collection Account for investment in Eligible Investments pending investment in additional Collateral Obligations) up to the amount necessary to satisfy the Class E Reinvestment Test (but not to exceed 50% of such Interest Proceeds available). See "Description of the Securities—Priority of Payments—Interest Proceeds".

Any Eligible Post Reinvestment Proceeds may also be used after the Reinvestment Period, but no later than the end of the related Investment Due Period, to purchase Collateral Obligations, so long as the Reinvestment Criteria are satisfied and, if not so used, shall be applied in accordance with the Priority of Payments. See "Description of the Securities—Priority of Payments".

Additional Issuance .... Additional Securities of all existing Classes (other than the Class X Notes and the Combination Securities) may be issued and sold and the Issuer may use the proceeds to purchase additional Collateral Obligations and, if applicable, enter into Hedge Agreements, subject to the terms and conditions set forth herein. See "Description of the Securities—The Indenture—Additional Issuance".

Governing Law .... The Securities, the Indenture, the Collateral Management Agreement, the Collateral Administration Agreement and the Securities Account Control Agreement will be governed by, and construed in accordance with, the laws of the State of New York.

Listing and Trading	There is currently no trading market for the Securities and there can be no assurance that such a market will develop. See "Risk Factors—Limited Liquidity and Restrictions on Transfer". Application will be made to the Irish Financial Services Regulatory Authority ("**IFSRA**"), as competent authority under Directive 2003/71/EC (the "**Prospectus Directive**") for the Offering Circular to be approved. Such approval relates only to the Offered Securities, which are to be admitted to trading on the regulated market of the Irish Stock Exchange ("**ISE**") or other regulated markets for the purposes of Directive 93/22/EEC or which are to be offered to the public in any Member State of the European Economic Area. This Offering Circular constitutes the prospectus that will be filed with the ISE and the IFSRA in connection with the approval and admission to trading of the Offered Securities (the "**Prospectus**") for the purposes of the Prospectus Directive. Application will be made to the ISE for the Offered Securities to be admitted to the Official List and to trading on its regulated market. There can be no assurance that such admission to trading will be approved or maintained. Such admission to trading, if obtained, may be discontinued in certain circumstances. See "Risk Factors—Irish Stock Exchange Admission to Trading" and "Listing and General Information".
Tax Status	See "Income Tax Considerations".
ERISA Considerations	See "ERISA Considerations".
Certain Legal Investment Considerations	See "Certain Legal Investment Considerations".

RISK FACTORS

Prior to making an investment decision, prospective investors should carefully consider, in addition to the matters set forth elsewhere in this Offering Circular, the following factors:

Limited Liquidity and Restrictions on Transfer. There is currently no market for the Offered Securities. Although the Initial Purchaser has advised the Issuers that it intends to make a market in the Offered Securities offered hereby, the Initial Purchaser is not obligated to do so, and any such market-making with respect to such Securities may be discontinued at any time without notice. There can be no assurance that any secondary market for any of the Offered Securities will develop, or, if a secondary market does develop, that it will provide the Holders of such Securities with liquidity of investment or that it will continue for the life of such Securities. Consequently, a purchaser must be prepared to hold the Offered Securities for an indefinite period of time or until Stated Maturity. In addition, no sale, assignment, participation, pledge or transfer of the Securities may be effected if, among other things, it would require any of the Issuer, the Co-Issuer or any of their respective officers or directors to register under, or otherwise be subject to the provisions of, the Investment Company Act or any other similar legislation or regulatory action. Furthermore, the Securities will not be registered under the Securities Act or any state securities laws, and the Issuer has no plans, and is under no obligation, to register the Securities under the Securities Act. The Securities are subject to certain transfer restrictions and can be transferred only as described herein under "Transfer Restrictions". Such restrictions on the transfer of the Securities may further limit their liquidity. See "Transfer Restrictions". Application will be made to the ISE for the Offered Securities to be admitted to the Official List and to trading on its regulated market. There can be no assurance that such admission to trading will be approved or maintained.

Limited Recourse Obligations. The Co-Issued Notes will be limited recourse secured obligations of the Issuers, the Class E Notes and Class X-2 Notes will be limited recourse secured obligations of the Issuer and the Subordinated Securities and the Combination Securities will be limited recourse unsecured obligations of the Issuer, in each case payable solely from the Collateral or, solely in the case of the Combination Securities, the Treasury Strip Collateral. None of the Collateral Manager, the Securityholders, the Initial Purchaser, the Trustee, the Collateral Administrator, the Administrator, the Share Trustee or any affiliates of any of the foregoing or the Issuers' affiliates or any other person or entity will be obligated to make payments on the Securities. Consequently, Holders of the Securities must rely solely on distributions on the Collateral (and, solely in the case of the Combination Securities, the Treasury Strip Collateral) for the payment of principal, interest or other distribution and premium, if any, thereon. If distributions on the Collateral are insufficient to make payments on the Securities, no other assets (and, in particular, no assets of the Collateral Manager, the Securityholders, the Initial Purchaser, the Trustee, the Collateral Administrator, the Administrator, the Share Trustee or any affiliates of any of the foregoing) will be available for payment of the deficiency and following realization of the Collateral, and, solely in the case of the Combination Securities, the Treasury Strip Collateral, the obligations of the Issuers or, in the case of the Class E Notes, the Class X-2 Notes, the Subordinated Securities and the Combination Securities, the Issuer, to pay such deficiency shall be extinguished and shall not thereafter revive. See "Description of the Securities—Status and Subordination". Each Securityholder by its acceptance of such Security will agree or be deemed to have agreed not to take any action or institute any proceedings against the Issuers under any insolvency law applicable to the Issuers or which would be likely to cause the Issuers to be subject to, or to seek the protection of, any insolvency law applicable to the Issuers, subject to certain limited exceptions.

Subordination of the Class A Notes, the Class B Notes, the Class C Notes, the Class D Notes, the Class E Notes and the Subordinated Securities. Except as described in "Summary—Status and Subordination", the Class A-1 Notes are subordinated on each Payment Date to the Class X-1 Notes, the Class A-2 Notes are subordinated on each Payment Date to the Class A-1 Notes, the Class B Notes are subordinated on each Payment Date to the Class A-2 Notes, the Class C Notes are subordinated on each Payment Date to the Class B Notes, the Class D Notes are subordinated on each Payment Date to the Class C Notes, the Class E Notes are subordinated on each Payment Date to the Class D Notes, the Class X-2 Notes are subordinated on each Payment Date to the Class E Notes and the Subordinated Securities are subordinated on each Payment Date to the Class X-2 Notes. Except as described in

"Summary—Status and Subordination", no payments of interest or distributions from Interest Proceeds will be made on any Class of Securities on any Payment Date until current or Deferred Interest (or (i) in the case of the Class X-1 Notes, the Class X-1 Note Payment Amount, and (ii) in the case of the Class X-2 Notes, the Class X-2 Note Payment Amount) on the Securities of each Class to which such Class is subordinated has been paid, and no payments of principal or distributions from Principal Proceeds will be made on any such Class of Securities on any Payment Date until principal of the Securities of each Class to which such Class is subordinated has been paid in full, in each case in accordance with the Priority of Payments described herein. No distributions of Principal Proceeds to the Holders of the Subordinated Securities will be made until the Secured Notes have been repaid in full. See "Description of the Securities—Priority of Payments".

In addition, if an Event of Default occurs, as long as any Securities of the Controlling Class are Outstanding, the Holders of the Controlling Class will be entitled to determine the remedies to be exercised under the Indenture including the sale and liquidation of the Collateral (except that the Collateral may be sold and liquidated only if, among other things, the Trustee determines as set forth in the Indenture (and the Majority of the Controlling Class agrees with such determination) that the anticipated proceeds of such sale or liquidation (after deducting the reasonable expenses of such sale or liquidation) would be sufficient to pay in full the Aggregate Outstanding Amount of the Secured Notes (other than the Class X Notes), plus accrued and unpaid interest, and certain other amounts, or the Holders of at least 66⅔% of the Aggregate Outstanding Amount of the Secured Notes (other than the Class X Notes) of each Class (with each such Class voting separately) direct, subject to the provisions of the Indenture, such sale and liquidation). Remedies pursued by the Holders of the Controlling Class could be adverse to the interests of the Holders of the subordinated Classes of Securities. See "Description of the Securities—The Indenture—Events of Default".

Unsecured Subordinated Securities. The Subordinated Securities are not secured by the Collateral Obligations or the other Collateral securing the Secured Notes. As such, the Holders of the Subordinated Securities will rank behind all of the secured creditors, whether known or unknown, of the Issuer, including, without limitation, the Holders of the Secured Notes and any Hedge Counterparties. No person or entity other than the Issuer will be required to make any distributions on the Subordinated Securities. Any distributions on the Subordinated Securities will be payable only to the extent funds are available in accordance with the Priority of Payments.

Optional Redemption of Securities. An optional redemption of Securities could require the Collateral Manager to liquidate positions more rapidly than would otherwise be desirable, which could adversely affect the realized value of the securities sold. In addition, the optional redemption requirements in the Indenture may require the Collateral Manager to aggregate securities to be sold together in one block transaction, thereby possibly resulting in a lower realized value for the securities sold and reduced distributions to the Holders of the Subordinated Securities.

Mandatory Redemption of Secured Notes (other than the Class X Notes) in Case of Failure of the Coverage Tests. If any Par Value Test (excluding the Class E Par Value Tests) with respect to the applicable Class or Classes of Secured Notes (other than the Class X Notes) is not met on the Determination Date immediately preceding a Scheduled Payment Date or if any Interest Coverage Test with respect to any applicable Class or Classes of Co-Issued Notes (other than the Class X-1 Notes) is not met on any Determination Date on or after the Second Determination Date, Principal Proceeds and, thereafter, Interest Proceeds that would have been paid to the Holders of each Class of Securities that is subordinated to such Class or Classes will be used to redeem the Securities of the most senior Class or Classes (other than the Class X Notes) then Outstanding to the extent necessary to restore the applicable Coverage Test to the minimum required level as described under "Security for the Secured Notes—The Coverage Tests" or cause any Class of Securities to which such unsatisfied test relates to be redeemed in full. If either Class E Par Value Test is not met on the Determination Date immediately preceding a Scheduled Payment Date, Interest Proceeds (or, in the case of the Class E Par Value Test II, only up to 50% of such Interest Proceeds) that otherwise would have been paid to the Holders of the Subordinated Securities will be used to redeem the Class E Notes, to the extent necessary to restore such Class E Par Value Test to the minimum required level. The foregoing could result in an elimination, deferral or reduction in the funds available to make interest payments or principal repayments to the Holders of the Class C Notes, the Class D Notes and the Class E Notes and distributions to the Holders of the Subordinated Securities. See "Description of the Securities—Priority of Payments" and "Security for the Secured Notes—The Coverage Tests".

Effective Date Ratings Downgrade Event. Although Collateral Obligations with an Aggregate Principal Amount equal to approximately 94% of the Collateral Obligations to be purchased by the Issuer will have been purchased, or the Issuer will have entered into agreements to purchase such Collateral Obligations, as of the Closing Date, a portion of the Collateral Obligations will be purchased after the Closing Date and the price and availability of Collateral Obligations may be adversely affected by volatility in the market for Collateral Obligations. Consequently, the ability of the Issuer to purchase Collateral Obligations by the Effective Date at desirable prices and meeting the requirements set forth herein may be compromised. The Issuer will request that each of the Rating Agencies confirm (or, in the case of Moody's, submit information such that Moody's may be deemed to have confirmed) the initial ratings of the Secured Notes (other than the Class X Notes) by the Determination Date preceding the first Payment Date. The inability of the Issuer to purchase a suitable portfolio prior to the Effective Date may result in an Effective Date Ratings Downgrade Event. If an Effective Date Ratings Downgrade Event occurs, the Issuer is required, in accordance with the Priority of Payments, to apply Interest Proceeds to pay principal of the Secured Notes (other than the Class X Notes) pursuant to the Note Payment Sequence, in each case until paid in full or until such ratings are reinstated and, to the extent the application of Interest Proceeds is insufficient, Principal Proceeds will be used to pay principal of the Secured Notes (other than the Class X Notes) pursuant to the Note Payment Sequence in accordance with the Priority of Payments until the Secured Notes are paid in full or such Effective Date Ratings Downgrade Event no longer exists. See "Description of the Securities—Priority of Payments". The occurrence of an Effective Date Ratings Downgrade Event will not cause an Event of Default.

Use of Interest Proceeds to Purchase Collateral Obligations. During the Reinvestment Period, Interest Proceeds remaining on each Payment Date prior to the payment of certain unpaid subordinated expenses and unpaid hedge termination payments, the distribution to the Collateral Manager in respect of the Incentive Collateral Management Fee and distributions in respect of the Subordinated Securities will be used to reinvest in Collateral Obligations up to the amount necessary to satisfy the Class E Reinvestment Test (but not to exceed 50% of such Interest Proceeds available on such Payment Date). As a result, distributions to the Holders of Subordinated Securities will be reduced to the extent of the portion of Interest Proceeds used during the Reinvestment Period to reinvest in Collateral Obligations. See "Description of the Securities—Priority of Payments—Interest Proceeds".

Nature of Non-Investment Grade Collateral; Defaults; Loans. The Collateral is subject to credit, liquidity and interest rate risks. The Collateral Obligations pledged to secure the Secured Notes will consist of Dollar denominated loans (including Assignments or Participations) and high yield debt securities, primarily rated below investment grade (or of equivalent credit quality), Structured Finance Securities and Synthetic Securities, the Reference Obligations of which will likely be rated below investment grade, all of which will have greater credit and liquidity risk than investment grade sovereign or corporate bonds or loans.

High yield debt securities are generally unsecured (and loans may be unsecured) and may be subordinated to certain other obligations of the issuer thereof. The lower rating of high yield securities and below investment grade loans reflects a greater possibility that adverse changes in the financial condition of an issuer or obligor or in general economic conditions or both may impair the ability of the issuer or obligor to make payments of principal or interest. Such investments may be speculative. See "The Loan Market".

A portion of the Collateral Portfolio may consist of middle market loans and second lien loans. Issuance sizes and lending syndicates for middle market loans are usually smaller than those for widely syndicated leveraged loans and thus less liquid given their smaller loan sizes. The Issuer's right to the proceeds on the liquidation of the collateral for a second lien loan will be subordinate to the rights of the holders of the first lien on the related collateral, and consequently, the Issuer's recovery on such a loan may be reduced. Collateral Obligations that are second lien loans may be less liquid than loans secured by a first lien.

The Issuer will acquire interests in loans and other debt obligations directly by way of sale, Assignment or Participation. The purchaser of an Assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution. In purchasing Participations, the Issuer generally has only a contractual relationship with the Selling Institution and will have no right to directly enforce compliance by the borrower with the terms of the loan agreement. See "—Assignments of and Participations in Loans".

Purchasers of loans are predominantly commercial banks, investment funds and investment banks. As secondary market trading volumes increase, new loans frequently contain standardized documentation to facilitate loan trading which may improve market liquidity. There can be no assurance, however, that future levels of supply and demand in loan trading will provide an adequate degree of liquidity or that the current level of liquidity will continue. Loans are not purchased or sold as easily as publicly traded securities are purchased or sold because, among other things, the holders of such loans are provided confidential information relating to the borrower, the loan agreement with respect to such loans is unique and customized and such loans are privately syndicated. In addition, historically the trading volume in the loan market has been small relative to the high yield debt market. See "The Loan Market".

The market value of the Collateral Obligations will generally fluctuate with, among other things, changes in prevailing interest rates, general economic conditions, the condition of certain financial markets (including, particularly, the market for high yield debt obligations), international political events, developments or trends in any particular industry and the financial condition of the issuers of the Collateral Obligations. The public market for high yield debt obligations, in particular, has experienced periods of volatility and periods of reduced liquidity.

The offering of the Securities has been structured to withstand certain assumed losses relating to defaults on the underlying Collateral Obligations. See "Rating of the Securities". There is no assurance that actual losses will not exceed such assumed losses over any given time period. If any losses exceed such assumed levels, however, payments or distributions on the Securities would be adversely affected by defaults. To the extent that a default occurs with respect to any Collateral Obligation and the Trustee sells or otherwise disposes of such Collateral Obligation, it is not likely that the proceeds of such sale or disposition will be equal to the unpaid principal and interest thereon and such default and/or sale/disposition would reduce, if not eliminate, the availability of funds that would otherwise be distributable to the Holders of the Securities.

Concentration Risk. The Issuer will invest in a portfolio of Collateral Obligations consisting of Assignments or Participations of loans, high yield debt securities, Synthetic Securities, Finance Leases and Structured Finance Securities. Although no significant concentration with respect to any particular obligor, industry or country (other than the United States) is expected to exist at the Effective Date, the concentration of the portfolio in any one obligor would subject the Securities to a greater degree of risk with respect to defaults by such obligor, and the concentration of the portfolio in any one industry would subject the Securities to a greater degree of risk with respect to economic downturns relating to such industry. See "Security for the Secured Notes".

International Investing. A portion of the Collateral may consist of Collateral Obligations that are obligations of non-U.S. obligors. Investing outside the United States may involve greater risks than investing in the United States. These risks include: (i) less publicly available information, (ii) varying levels of governmental regulation and supervision and (iii) the difficulty of enforcing legal rights in a non-U.S. jurisdiction and uncertainties as to the status, interpretation and application of laws. Moreover, non-U.S. obligors may not be subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to United States companies. Moreover, if the sovereign rating of a country in which an obligor on a Collateral Obligation is located is downgraded, the ratings applicable to such Collateral Obligation may decline as well.

Synthetic Securities. Synthetic Securities expose the Issuer to the credit risks associated with the Reference Obligations consisting of high yield debt securities and non investment grade loans. However, the Issuer will usually have a contractual relationship only with the counterparty of such Synthetic Security, and not with the Reference Obligor. Generally, the Issuer will have no right to directly enforce compliance by the Reference Obligor with the terms of the Reference Obligation nor any rights of set-off against the Reference Obligor. The Issuer may be subject to set-off rights exercised by the Reference Obligor against the counterparty. The Issuer will not have any voting rights with respect to the Reference Obligation. The Issuer will not directly benefit from any collateral that may support the Reference Obligation and will not have the benefit of the remedies that would normally be available to a holder of such Reference Obligation. In addition, in the event of the insolvency of the counterparty, the Issuer will be treated as a general creditor of such counterparty, and will not have any claim with respect to the Reference Obligation. Consequently, the Issuer will be subject to the credit risk of the counterparty as well as that of the Reference Obligor. As a result, concentrations of Synthetic Securities in any one counterparty subject the Securities to an additional degree of risk with respect to defaults by such counterparty as well as by the Reference Obligor. Although the Collateral Manager will not perform independent credit analyses of the counterparties, any such counterparty, or an entity guaranteeing such counterparty, individually and in the aggregate shall satisfy the required ratings set forth in the definition of "Synthetic Security Counterparty". The Rating Agencies may downgrade any of the Offered Securities (other than the Subordinated Securities and the Combination Securities) if a Synthetic Security Counterparty has been downgraded by either of the Rating Agencies such that the Issuer is not in compliance with the Synthetic Security Counterparty rating requirements. It is expected that the Initial Purchaser and/or one or more of its Affiliates, with acceptable credit support arrangements, if necessary, may act as counterparty with respect to all or a portion of the Synthetic Securities, which may create certain conflicts of interest. See "—Certain Conflicts of Interest".

Structured Finance Securities. A portion of the Collateral Obligations may consist of Structured Finance Securities. Structured Finance Securities may present risks similar to those of the other types of Collateral Obligations in which the Issuer may invest and, in fact, such risks may be present to a greater degree in the case of Structured Finance Securities. Moreover, investing in Structured Finance Securities may entail a variety of unique risks. Among other risks, Structured Finance Securities may be subject to prepayment risk, credit risk, liquidity risk, market risk, structural risk, legal risk and interest rate risk (which may be exacerbated if the interest rate payable on a Structured Finance Security changes based on changes in interest rates or inversely in relation to changes in interest rates). In addition, certain Structured Finance Securities may provide that non-payment of interest will not constitute an event of default in certain circumstances and the holders of such securities will not have available to them any associated default remedies. During such period of non-payment, such non-paid interest will generally be capitalized and added to the outstanding principal balance of the related security. Furthermore, (i) the performance of a Structured Finance Security will be affected by a variety of factors, including its priority in the capital structure of its issuer, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the competence of the servicer of the underlying assets and (ii) the price of a Structured Finance Security, if required to be sold, may also be subject to certain market and liquidity risks for securities of its type at the time of sale. The Issuer will be subject to restrictions on the amount of Structured Finance Securities it may hold.

Securities Lending. The Collateral Obligations may be loaned to one or more Securities Lending Counterparties. See "Security for the Secured Notes—Securities Lending". In the event that a Securities Lending Counterparty defaults on its obligation to return such loaned Collateral Obligation because of insolvency or otherwise, the Issuer could experience delays and costs in gaining access to the collateral posted by the borrower (and in extreme circumstances could be restricted from selling the collateral). In the event that the borrower defaults, the Holders of the Securities could suffer a loss to the extent that the realized value of the cash or securities securing the obligation of the borrower to return a loaned

Collateral Obligation (less expenses) is less than the amount required to purchase such Collateral Obligation in the open market. This shortfall could be due to, among other things, discrepancies between the mark-to-market and actual transaction prices for the loaned Collateral Obligations arising from limited liquidity or availability of the loaned Collateral Obligations (and, in extreme circumstances, the loaned Collateral Obligations being unavailable at any price). The Rating Agencies may downgrade any of the Secured Notes (other than the Class X Notes) if a borrower of a Collateral Obligation or, if applicable, the entity guaranteeing the performance of such borrower, does not satisfy the Securities Lending Counterparty rating requirements. The Initial Purchaser and/or one or more of its Affiliates, with acceptable credit support arrangements, if necessary, may borrow Collateral Obligations, which may create certain conflicts of interest. In addition, the Issuer may be required to indemnify a collateral agent or any other person acting in a similar capacity in connection with a Securities Lending Agreement (any such indemnity payments will constitute Administrative Expenses and will only be paid on a subordinated basis, subject to the Priority of Payments). See "—Certain Conflicts of Interest".

Insolvency Considerations with Respect to Issuers of Collateral Obligations. In the event of the insolvency of an issuer or obligor of a Collateral Obligation, payments made on such Collateral Obligation could be subject to avoidance as a "preference" if made within a certain period of time (which may be as long as one year) before insolvency. The Collateral Obligations consisting of obligations of non-U.S. issuers or obligors may be subject to various laws enacted in the countries of their issuance for the protection of creditors. These insolvency considerations will differ depending on the country in which each issuer is located or domiciled and may differ depending on whether the issuer or obligor is a non-sovereign or a sovereign entity.

Various laws enacted for the protection of creditors may apply to the Collateral Obligations. The information in this and the following paragraph is applicable with respect to U.S. issuers or obligors subject to United States federal bankruptcy law. Insolvency considerations may differ with respect to other issuers. If a court in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer or obligor of a Collateral Obligation, such as a trustee in bankruptcy, were to find that the issuer or the obligor did not receive fair consideration or reasonably equivalent value for incurring the indebtedness constituting the Collateral Obligation and, after giving effect to such indebtedness, the issuer or obligor (i) was insolvent, (ii) was engaged in a business for which the remaining assets of such issuer constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could determine to invalidate, in whole or in part, such indebtedness as a fraudulent conveyance, to subordinate such indebtedness to existing or future creditors of such issuer or obligor, or to recover amounts previously paid by such issuer or obligor in satisfaction of such indebtedness. The measure of insolvency for purposes of the foregoing will vary. Generally, an issuer or obligor would be considered insolvent at a particular time if the sum of its debts were then greater than all of its property at a fair valuation, or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply in order to determine whether the issuer or obligor was "insolvent" after giving effect to the incurrence of the indebtedness constituting the Collateral Obligation or that, regardless of the method of valuation, a court would not determine that the issuer was "insolvent" upon giving effect to such incurrence.

In general, if payments on a Collateral Obligation are avoidable, whether as fraudulent conveyances or preferences, such payments can be recaptured either from the initial recipient (such as the Issuer) or from subsequent transferees of such payments (such as the Holders of the Securities). To the extent that any such payments are recaptured from the Issuer, the resulting loss will be borne first by the Holders of the Subordinated Securities, then by the Holders of the Class X-2 Notes, then by the Holders of the Class E Notes, then by the Holders of the Class D Notes, then by the Holders of the Class C Notes, then by the Holders of the Class B Notes, then by the Holders of the Class A-2 Notes, then by the Holders of the Class A-1 Notes and finally by the Holders of the Class X-1 Notes (only to the extent such Securities are outstanding at such time). However, a court in a bankruptcy or insolvency proceeding would be able to direct the recapture of any such payment from a Holder of Securities only to the extent that such court has jurisdiction over such Holder or its assets. Moreover, it is likely that avoidable payments could not be recaptured directly from a Holder that has given value in exchange for its Security, in good faith and without knowledge that the payments were avoidable. Nevertheless, since there is no judicial precedent relating to structured securities such as the Securities, there can be no assurance that a Holder of the Securities will be able to avoid recapture on this or any other basis. See also "— Assignments of and Participations in Loans".

The Issuer does not intend to engage in conduct that would form the basis for a successful cause of action based upon fraudulent conveyance, preference or equitable subordination. There can be no assurance, however, that such a successful cause of action against the Issuer will not occur, or as to whether any lending institution or other investor from which the Issuer acquired the Collateral Obligations engaged in any such conduct (or any other conduct that would subject the Collateral Obligations and the Issuer to insolvency laws) and, if it did, as to whether such creditor claims could be asserted in a U.S. court (or in the courts of any other country) against the Issuer.

Lender Liability Considerations; Equitable Subordination. A number of judicial decisions in the United States have upheld the right of borrowers to sue lenders or bondholders on the basis of various evolving legal theories (collectively, termed "**lender liability**"). Generally, lender liability is founded upon the premise that an institutional lender or bondholder has violated a duty (whether implied or contractual) of good faith and fair dealing owed to the borrower or issuer or has assumed a degree of control over the borrower or issuer resulting in the creation of a fiduciary duty owed to the borrower or issuer or its other creditors or shareholders. Although it would be a novel application of the lender liability theories, the Issuer may be subject to allegations of lender liability. However, the Issuer does not intend to engage in conduct that would form the basis for a successful cause of action based upon lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (a) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (b) engages in other inequitable conduct to the detriment of such other creditors, (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (d) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, such remedy called "equitable subordination". Because of the nature of the Collateral Obligations, the Issuer may be subject to claims from creditors of an obligor that Collateral Obligations issued by such obligor that are held by the Issuer should be equitably subordinated. However, the Issuer does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine.

The preceding discussion is based upon principles of United States federal and state laws. Insofar as Collateral Obligations that are obligations of non-United States obligors are concerned, the laws of certain foreign jurisdictions may impose liability upon lenders or bondholders under factual circumstances similar to those described above, with consequences that may or may not be analogous to those described above under United States federal and state laws.

Volatility of Collateral Market Value and the Securities. The market value of the Collateral Obligations will generally fluctuate with, among other things, changes in prevailing interest rates, general economic conditions, the condition of certain financial markets, developments or trends in any particular industry and the financial condition of the issuers of the Collateral Obligations. The markets for high yield corporate debt securities and loans have in the past experienced periods of volatility and periods of reduced liquidity. A decrease in the market value of the Collateral Obligations would adversely affect the Sale Proceeds that could be obtained upon the sale of the Collateral Obligations and could ultimately affect the ability of the Issuers to effect an optional redemption of the Securities, pay the principal of the Secured Notes or make distributions on the Subordinated Securities.

The financial markets have experienced substantial fluctuations in prices for loans and high yield debt securities and limited liquidity for such obligations. No assurance can be made that the conditions giving rise to such price fluctuations and limited liquidity will not continue or become more acute following the Closing Date. During periods of limited liquidity and higher price volatility, the Issuer's ability to acquire or dispose of Collateral Obligations at a price and time that the Issuer deems advantageous may be impaired. As a result, in periods of rising market prices, the Issuer may be unable to participate in price increases fully to the extent that it is unable to acquire desired positions quickly; and the Issuer's inability to dispose fully and promptly of positions in declining markets will conversely cause its net asset value to decline as the value of unsold positions is marked to lower prices.

Assignments of and Participations in Loans. The Issuer may purchase an interest in loans comprising Collateral Obligations either directly (by way of sale or Assignment) or indirectly (by way of Participation), subject to certain limitations set forth in the Indenture.

The purchaser of an Assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the loan agreement with respect to the loan. The Issuer as an assignee will generally have the right to receive directly from the borrower all payments of principal and interest to which it is entitled under the Assignment. As a purchaser of an Assignment, the Issuer typically will have the same voting rights as other lenders under the applicable loan agreement and will have the right to vote to waive enforcement of breaches of covenants. The Issuer will also have the same rights as other lenders to enforce compliance by the borrower with the terms of the loan agreement, to set-off claims against the borrower and to have recourse to collateral supporting the loan. As a result, in cases of Assignments, the Issuer will generally not assume the credit risk of the assigning institution, and the insolvency of an assigning institution should have little effect on the ability of the Issuer to continue to receive payments of principal or interest from the borrower. The Issuer will, however, assume the credit risk of the borrower.

In purchasing Participations, the Issuer will usually have a contractual relationship only with the Selling Institution, and not the borrower. When the Issuer holds a Participation in a loan it generally will not have the right to enforce compliance by the borrower with the terms of the loan agreement or have the right to vote to waive enforcement of any restrictive covenant breached by a borrower. However, most participation agreements provide that the Selling Institution may not vote in favor of any amendment, modification or waiver that forgives principal or interest, reduces principal or interest that is payable, postpones any payment of principal (whether a scheduled payment or a mandatory prepayment) or interest or releases any material guarantee or security without the consent of the participant (at least to the extent that the participant would be affected by any such amendment, modification or waiver). Selling Institutions voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Issuer as such Selling Institutions are not required to consider the interests of the Issuer in connection with their votes. In addition, the Issuer will have no rights of set-off against the borrower. The Issuer may not directly benefit from the collateral supporting the related loan and generally will have no right to enforce directly compliance by the borrower under the loan agreements. The Issuer may purchase a Participation from a Selling Institution that does not itself retain any portion of the loan and, therefore, may have limited interest in monitoring the terms of the loan agreement and the continuing creditworthiness of the borrower.

In addition, depending upon the circumstances, in the event of the insolvency of the Selling Institution, under the laws of the United States of America and the States thereof, the Issuer may experience delays in receiving payments made to the Selling Institution by the borrower or may be treated as a general creditor of the Selling Institution with respect to certain payments. Upon such event, the Issuer may suffer a loss to the extent the borrower may set-off claims against the Selling Institution or, if it is treated as a general creditor of the Selling Institution it may not have any exclusive or senior claim with respect to the Selling Institution's interest in, or the collateral with respect to, the loan. Consequently, the Issuer may be subject to the credit risk of the Selling Institution as well as that of the borrower. The Collateral Manager has not performed and will not perform independent credit analyses of the Selling Institutions.

Certain of the loans or Participations may be governed by the law of a jurisdiction other than a United States jurisdiction. The Issuer is unable to provide any information with respect to the risks associated with purchasing a Participation under an agreement governed by the laws of a jurisdiction other than a United States jurisdiction, including characterization under such laws of such Participation or sub-Participation in the event of the insolvency of the institution from whom the Issuer purchases such Participation or sub-Participation or the insolvency of the institution from whom the grantor of the sub-Participation purchased its Participation.

Collateral Reinvestment Provisions; Restrictions on Acquisition and Disposition. During the Reinvestment Period and, to the limited extent described more fully herein, after the Reinvestment Period, so long as certain requirements are met, the Collateral Manager will have discretion to reinvest Principal Proceeds, and in some cases Interest Proceeds, in additional Collateral Obligations, and dispose of Credit Risk Obligations, Credit Improved Obligations and certain Collateral Obligations and to reinvest the Sale Proceeds thereof in Substitute Collateral Obligations, in each case in compliance with the Reinvestment Criteria, and certain other requirements set forth herein. The exercise by the Collateral Manager of its discretion in disposing of such Collateral Obligations and reinvesting in Substitute Collateral Obligations in compliance with the Reinvestment Criteria and such other requirements will expose the Issuer to the market conditions prevailing at the time of such sale and reinvestment. Such actions during periods of adverse market conditions may result in unfavorable changes in the characteristics and quality of the Collateral Portfolio and may result in a decrease in the overall yield on the Collateral Portfolio, adversely affecting the Issuer's ability to make payments on the Securities. Further, due to the significant restrictions imposed by the Indenture on the Collateral Manager's ability to buy and sell Collateral Obligations, during certain periods or in certain circumstances, the Collateral Manager may be unable as a result of such restrictions to buy or sell securities or to take other actions which it might consider to be in the best interests of the Issuer and the Holders of the Securities. See "Security for the Secured Notes—Sale of Collateral Obligations; Substitute Collateral Obligations; Exchange of Defaulted Obligations and Reinvestment Criteria".

Prepayment of Loans. Loans are generally prepayable, in whole or in part, at any time at the option of the obligor thereof at par plus accrued and unpaid interest thereon. Prepayments on loans may be caused by a variety of factors which are difficult to predict. Accordingly, there exists a risk that loans purchased at a price greater than par may experience a capital loss as a result of such a prepayment. In addition, Principal Proceeds received upon such a prepayment are subject to reinvestment risk as described in the preceding paragraph. Any inability of the Issuer to reinvest payments or other proceeds in Collateral Obligations with comparable interest rates that satisfy the Reinvestment Criteria may adversely affect the timing and amount of payments and distributions received by the Holders of the Securities and the yield to maturity of the Securities. There can be no assurance that the Issuer will be able to reinvest proceeds in Collateral Obligations with comparable interest rates that satisfy the Reinvestment Criteria or (if it is able to make such reinvestments) as to the length of any delays before such investments are made.

Recoveries. To the extent that defaults occur with respect to any Collateral Obligation and the Issuer sells or otherwise disposes of such Collateral Obligations, it is unlikely that the proceeds of such sales or dispositions, together with the value of the remaining Collateral, will be equal to the unpaid principal of and interest or other distribution on all of the Secured Notes and the purchase price of the Subordinated Securities. In addition, the Issuer may incur additional expenses to the extent it is required to seek recovery upon a default on a Collateral Obligation or participate in the restructuring of such Collateral Obligation. Moreover, there can be no assurance on the timing of any recoveries.

Average Life and Prepayment Considerations. The Stated Maturity of each Class of Securities is April 17, 2020. The average life of each Class of Securities is expected to be shorter than the number of years until its Stated Maturity. See "Summary—The Offering" and "Maturity and Prepayment Considerations".

The approximations of the average life of each Class of Secured Notes set forth in the table in "Summary—The Offering" with respect to the average life of each Class of Secured Notes are not predictive and do not necessarily reflect historical performance and defaults for loans and high yield debt securities; in fact, the average life of the Secured Notes will be affected by the ability of the Issuer to reinvest Principal Proceeds in Collateral Obligations during the Permitted Reinvestment Period (and to the extent of Eligible Post Reinvestment Proceeds, after the Reinvestment Period). Such approximations will also be affected by the financial condition of the issuers of the underlying Collateral Obligations and the characteristics of such securities, including the existence and frequency of exercise of any optional redemption, mandatory prepayment or sinking fund features, the prevailing level of interest rates, the redemption price, the actual default rate and the actual level of recoveries on any Defaulted Obligations, the frequency of tender or exchange offers for the Collateral Obligations and on any sales of Collateral Obligations. In addition, if principal payments or other distributions on the Secured Notes occur under the circumstances described under "Summary—Principal Payments and other Distributions on the Secured Notes", the average life of the Secured Notes will also be affected. See "Maturity and Prepayment Considerations" and "Security for the Secured Notes—Sale of Collateral Obligations; Substitute Collateral Obligations; Exchange of Default Obligations and Reinvestment Criteria".

Distribution of Principal Proceeds Prior to the End of the Reinvestment Period. On each Scheduled Payment Date during the Reinvestment Period, Principal Proceeds will be distributable to the Holders of the Securities (other than the Class X Notes) in accordance with the Priority of Payments; *provided, however*, that, during the Reinvestment Period, Principal Proceeds, in the sole discretion of the Collateral Manager, will be distributable to the Holders of the Securities (other than the Class X Notes) in accordance with the Priority of Payments if the Collateral Manager determines, in its sole discretion, that it is impractical or not beneficial to reinvest such Principal Proceeds by the end of the Investment Due Period. Distribution of Principal Proceeds to Holders of the Securities (other than the Class X Notes) prior to the end of the Reinvestment Period may shorten the expected lives of such Secured Notes and affect the timing and amount of distributions on the Subordinated Securities. See "Maturity and Prepayment Considerations".

Interest Rate Risk; Floating Rate Indices for Collateral Obligations. The Concentration Limitations require that not less than a certain percentage of the Collateral Portfolio will bear interest based on LIBOR or another floating rate index. See "Summary—Concentration Limitations". Principal Proceeds and Sale Proceeds may be reinvested in Collateral Obligations, subject to certain limitations specified herein, or, together with Interest Proceeds, invested in Eligible Investments pending application in accordance with the Priority of Payments. There is no requirement that such Eligible Investments bear interest at LIBOR, and the interest rates available for such Eligible Investments are inherently uncertain. The Secured Notes (other than the Class X Notes) will bear interest at a rate based on LIBOR for Eurodollar deposits for the Applicable Period, as determined on each LIBOR Determination Date. As a result, there will be a floating/fixed rate or basis mismatch between the Secured Notes (other than the Class X Notes) and the underlying Fixed Rate Collateral Obligations and there may be a basis or timing mismatch between such Secured Notes (other than the Class X Notes) and the Floating Rate Collateral Obligations as the interest rate on such Floating Rate Collateral Obligations may adjust more frequently or less frequently, on different dates and based on different indices than the interest rates on the Secured Notes (other than the Class X Notes). As a result of such mismatches, an increase in the level of LIBOR could adversely impact the ability to make payments on the Secured Notes, as well as the ability to make distributions on the Class X Notes and the Subordinated Securities. The Issuer may purchase one or more Hedge Agreements (which may be interest rate swap agreements or interest rate cap agreements) in order to reduce the impact of the interest rate mismatch. However, despite the Issuer having the option of purchasing one or more Hedge Agreements and although distribution of Interest Proceeds to the Holders of the Subordinated Securities will be subordinated to the payment of interest or other distributions on the Secured Notes, there can be no assurance that the Collateral Obligations and the Eligible Investments will in all circumstances generate sufficient Interest Proceeds to make timely payments of interest or other distributions on the Secured Notes or amounts subordinated thereto, including distributions to the Holders of the Subordinated Securities. The Initial Purchaser and/or one or more of its affiliates, with acceptable credit support arrangements, if necessary, may act as counterparty with respect to all or some of such Hedge Agreements, which could create certain conflicts of interest. See "—Certain Conflicts of Interest".

In the event of the insolvency of a Hedge Counterparty, the Issuer would be treated as a general creditor of such Hedge Counterparty.

Changes in Tax Law; No Gross-Up. A Collateral Obligation will be eligible for purchase by the Issuer if, at the time it is purchased (or committed for purchase), either the payments thereon are not subject to withholding taxes (except for withholding taxes with respect to fees received under a Securities Lending Agreement and commitment fees associated with Collateral Obligations constituting Revolving Credit Facilities or Delayed Funding Term Loans) imposed by any jurisdiction or the obligor is required to make "gross-up" payments that cover the full amount of any such withholding taxes. In the case of Collateral Obligations issued by U.S. obligors after July 18, 1984, payments thereon generally are exempt under current United States tax law from the imposition of United States withholding tax. See "Income Tax Considerations—Tax Treatment of the Issuer—United States Withholding Taxes". However, there can be no assurance that, as a result of any change in any applicable law, treaty, rule or regulation or interpretation thereof, the payments on the Collateral Obligations would not in the future become subject to withholding taxes imposed by the United States of America or another jurisdiction. In that event, if the obligors of such Collateral Obligations were not then required to make or in fact failed to make "gross-up" payments that cover the full amount of any such withholding taxes, the amounts available to make payments on, or distributions to, the Holders of the Securities would accordingly be reduced. There can be no assurance that remaining payments on the Collateral would be sufficient to make timely payments of interest or other distributions on and payment of principal at the Stated Maturity of each Class of Secured Notes and, consequently, to make distributions to the Holders of the Subordinated Securities. For additional tax considerations, see "Income Tax Considerations".

In the event that any withholding tax is imposed on payments on the Securities, the Holders of such Securities will not be entitled to receive "gross-up" amounts to compensate for such withholding tax. In addition, upon the occurrence of a Withholding Tax Event, the Issuer may on any Business Day, whether during or after the Non-Call Period, simultaneously redeem in whole but not in part, at redemption prices specified herein, the Securities in accordance with the procedures described under "Description of the Securities—Optional Redemption—Optional Redemption Procedures" below.

Additional Tax. The Issuer expects to conduct its affairs so that its net income will not become subject to U.S. federal income tax. There can be no assurance, however, that its net income will not become subject to U.S. federal income tax as the result of unanticipated activities by the Issuer, changes in law, contrary conclusions by the U.S. tax authorities or other causes. Investors should note that the Treasury and the Internal Revenue Service recently announced that they are considering taxpayer requests for specific guidance on, among other things, whether a foreign person may be treated as engaged in a trade or business in the United States by virtue of entering into credit default swaps. However, the Treasury and the Internal Revenue Service have not yet provided any guidance on whether they believe entering into credit default swaps may cause a foreign person to be treated as engaged in a trade or business in the United States and if so, what facts and circumstances must be present for this conclusion to apply. Any future guidance issued by the Treasury and/or the Internal Revenue Service may have an adverse impact on the tax treatment of the Issuer. See discussion under the heading "Income Tax Considerations—Tax Treatment of the Issuer" below.

Legislation and Regulations In Connection With the Prevention of Money Laundering. The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "**USA PATRIOT Act**"), signed into law on and effective as of October 26, 2001, imposes anti-money laundering obligations on different types of financial institutions, including banks, broker-dealers and investment companies. The USA PATRIOT Act requires the Secretary of the United States Department of the Treasury (the "**Treasury**") to prescribe regulations to define the types of investment companies subject to the USA PATRIOT Act and the related anti-money laundering obligations. It is not clear whether the Treasury will require entities such as the Issuer to enact anti-money laundering policies. It is possible that the Treasury will promulgate regulations requiring the Issuers or the Initial Purchaser or other service providers to the Issuers, in connection with the establishment of anti-money laundering procedures, to share information with governmental authorities with respect to investors in the Securities. Such legislation and/or regulations could require the Issuers to implement additional restrictions on the transfer of the Securities. As may be required, the Issuer reserves the right to request such information and take such actions as are necessary to enable it to comply with the USA PATRIOT Act.

Regulation U Requirements. Regulation U governs certain extensions of credit that are secured by Margin Stock by persons other than securities broker-dealers (such persons, "**Regulation U Lenders**"). Under current interpretations of Regulation U by the Board of Governors of the Federal Reserve System ("**FRB**") and its staff, the purchase of a debt security such as the Securities in a private placement may constitute an extension of credit. Among other things, Regulation U generally imposes certain limits on the amount of credit that Regulation U Lenders may extend which is used to purchase or carry Margin Stock ("**Purpose Credit**"). The provisions of the Indenture and the Collateral Management Agreement are intended to ensure that (i) the purchasers of the Subordinated Securities (which are not secured by Margin Stock) are not Regulation U Lenders and (ii) the credit extended by purchasing the Secured Notes (which is secured by the Collateral, which may include Margin Stock) is not Purpose Credit. Regulation U Lenders are not subject to the Regulation U credit limits with respect to extensions of credit that are not Purpose Credit.

Regulation U also generally requires Regulation U Lenders (other than persons that are banks within the meaning of Regulation U) who are not otherwise exempted from the registration requirements to register with the FRB. Under an interpretation of Regulation U by the FRB staff, Qualified Institutional Buyers purchasing debt securities in a transaction in compliance with Rule 144A are not required to register with the FRB where the proceeds of the securities are not Purpose Credit. Non-U.S. Persons purchasing Secured Notes in reliance on Regulation S who do not have their principal place of business in a Federal Reserve District of the FRB are also not required to register with the FRB. However, other purchasers of Secured Notes should consider whether they are required to register with the FRB. In addition, purchasers of Secured Notes subject to the registration requirements of Regulation U, as well as any purchasers of the Secured Notes that are banks within the meaning of Regulation U, may also be subject to certain additional requirements under Regulation U. If the registration or other requirements of Regulation U are applicable to a purchaser of Secured Notes and such purchaser does not comply with such requirements, such failure may affect the enforceability of such purchaser's Secured Notes. See "Security for the Secured Notes—Margin Stock". Purchasers of the Secured Notes should consult their own legal advisors as to Regulation U and its application to them.

Under the Indenture, each purchaser of an interest in a Secured Note will be deemed to have represented that either (x) such purchaser's principal place of business is not located within any Federal Reserve District of the United States Federal Reserve Bank or (y) such purchaser has satisfied and will satisfy any applicable registration or other requirements of the FRB including, without limitation, Regulation U, in connection with its acquisition of the Secured Notes.

Dependence on Key Personnel; Prior Investment Results. The success of the Issuer will be dependent on the financial and managerial expertise of the investment professionals of the Collateral Manager, none of whom is under any contractual obligation to the Issuers to continue to be associated with the Collateral Manager for the term of this transaction. See "The Collateral Manager—Key Personnel". The loss of one or more of the investment professionals of the Collateral Manager could have a material adverse effect on the performance of the Issuer. In addition, any prior investment results of the Collateral Manager or investment professionals associated with the Collateral Manager or any of their affiliates are not indicative of the Issuer's future investment results. There can be no assurance that the Issuer's investments will perform as well as these other investments. Moreover, the Issuer is governed by different investment criteria and restrictions than these other investments and the Issuer's investment results may differ substantially from the investment results from these other investments.

Certain Conflicts of Interest. Various potential and actual conflicts of interest may arise from the overall advisory, investment and other activities of the Collateral Manager, its affiliates and their respective clients and from the conduct by the Initial Purchaser and its affiliates of other transactions with the Issuer, including, without limitation, acting as counterparty with respect to Hedge Agreements, Securities Lending Agreements and Synthetic Securities. The following briefly summarizes some of these conflicts, but is not intended to be an exhaustive list of all such conflicts.

The Collateral Manager. HCM and its Affiliates (the "**HCM Entities**") and their respective clients may invest in securities that would be appropriate as Collateral for the Secured Notes, and they have no duty in making such investments to act in a way that is more favorable to the Issuer or the Securityholders or to consider their interests. Such investments or purchases may be different from those made on behalf of the Issuer by the Collateral Manager. The HCM Entities may also have ongoing relationships with, render services to or engage in transactions with other issuers of collateralized debt obligations or structured vehicles who invest in assets of a similar nature to those of the Issuer, and with companies whose securities are pledged to secure the Secured Notes and may own equity or debt securities issued by issuers of and other obligors on Collateral Obligations. As a result, the HCM Entities may possess information relating to issuers of Collateral Obligations (i) that is not known to the individuals at the Collateral Manager responsible for monitoring the Collateral Obligations and performing the other obligations under the Collateral Management Agreement or (ii) that result in securities law restrictions on transactions by the Issuer. In addition, the HCM Entities may acquire material non-public information in connection with their other business activities that may restrict the Collateral Manager from purchasing securities or selling securities for the Issuer or otherwise using such information for the benefit of the Issuer. The Collateral Manager may, in the future, serve as collateral manager or advisor or sub-advisor for other collateralized debt obligation or structured vehicles (or the like). In addition, Affiliates and clients of the HCM Entities may invest in securities or loans that are senior to, *pari passu* with or junior to, or have interests different from or adverse to, the securities or loans that are pledged to secure the Secured Notes. The HCM Entities may at certain times be simultaneously seeking to purchase or dispose of investments for their respective accounts, the Issuer, any similar entity for which the HCM Entities serve as manager or advisor and for their other clients. Further, the HCM Entities may own equity or other securities of issuers of or obligors on Collateral Obligations and may have provided advisory and other services to issuers of Collateral Obligations. It is possible that one or more of the HCM Entities may also act as counterparty with respect to one or more Synthetic Securities or Securities Lending Agreements and may act as Hedge Counterparty with respect to one or more Hedge Agreements. The Issuer, at the discretion of the Collateral Manager, may invest in money market funds that are managed by the HCM Entities or for which the Trustee or its affiliates provides services, *provided* that such money market funds otherwise qualify as Eligible Investments.

None of the HCM Entities is under any obligation to offer investment opportunities of which it becomes aware to the Issuer or to account to the Issuer (or share with the Issuer or inform the Issuer of) any such transaction or any benefit received by it from any such transaction or to inform the Issuer of any investments before offering any investments to other funds or accounts that the HCM Entities manage or advise. Furthermore, any HCM Entity may make an investment on behalf of any account that it manages or advises without offering the investment opportunity or making any investment on behalf of the Issuer. The HCM Entities have no affirmative obligation to offer any investments to the Issuer or to inform the Issuer of any investments before offering any investments to other funds or accounts that the HCM Entities manage or advise. The Collateral Manager may have an incentive to favor other clients over the Issuer because the Collateral Manager may have a larger direct or indirect investment in, be paid a higher level of fees by, or have other business relationships with such other clients or persons associated with them. Furthermore, the HCM Entities may make an investment on their own behalf without offering the investment opportunity to, or the Collateral Manager making any investment on behalf of, the Issuer. Affirmative obligations may exist, or may arise in the future, whereby the HCM Entities are obligated to offer certain investments to funds or accounts that they manage or advise before or without the Collateral Manager offering those investments to the Issuer. The Collateral Manager may make investments on behalf of the Issuer in securities, or other assets that it has declined to invest in for its own account, the account of any of its affiliates or the account of its other clients. The Collateral Manager will endeavor to resolve conflicts with respect to investment opportunities in a manner that it deems equitable to the extent possible under the prevailing facts and circumstances and in accordance with applicable law.

Although the professional staff of the Collateral Manager will devote as much time to the Issuer as the Collateral Manager deems appropriate to perform its duties in accordance with the Collateral Management Agreement, the staff is not obligated to devote its full time to the Issuer and may have conflicts in allocating its time and services among the Issuer and other accounts of the Collateral Manager.

The Collateral Manager, on behalf of the Issuer, may conduct principal trades with affiliates of the Collateral Manager, subject to applicable law and the conditions set forth in the Collateral Management Agreement. The Collateral Manager may also effect client cross transactions where the Collateral Manager causes a transaction to be effected between the Issuer and another account advised by the Collateral Manager or any of its affiliates. Client cross transactions enable the Collateral Manager to purchase or sell a block of securities for the Issuer at a set price and possibly avoid an unfavorable price movement that may be created through entrance into the market with such purchase or sell order. In addition, with the prior authorization of the Issuer, which can be revoked at any time, the Collateral Manager may enter into agency cross transactions where the Collateral Manager or any of its affiliates acts as broker for the Issuer and for the other party to the transaction, to the extent permitted by applicable law, in which case any such affiliate will receive commissions from, and have a potentially conflicting division of loyalties and responsibilities regarding, both parties to the agency cross transaction.

The Issuer's consent or authorization shall be deemed to have been obtained with respect to the transactions described in the preceding paragraph, for which consent of the Independent Client Representative is obtained. "**Independent Client Representative**" means a Person with the skill, experience and knowledge necessary to make investment decisions with respect to the Collateral Obligations and Independent with respect to the Collateral Manager or any of its Affiliates retained by the Collateral Manager (to the extent permitted under the Advisers Act) pursuant to the Collateral Management Agreement to give or withhold the Issuer's consent, to the extent such consent may be required under Section 206(3) of the Advisers Act.

Any retention of an Independent Client Representative will be pursuant to a services agreement which will be subject to the review and approval of the Issuer and counsel to the Issuer. The fees and expenses of the Independent Client Representative incurred in connection with the execution and delivery of such services agreement and each such approval by the Independent Client Representative shall be payable by the Collateral Manager. The foregoing is in addition to any other procedures developed by the Collateral Manager to address conflicts of interest and obtaining consents, in each case, in compliance with the Advisers Act.

Also with the prior authorization of the Issuer and in accordance with Section 11(a) of the Exchange Act and regulation 11a2-2T thereunder (or any substantially similar rule that may be adopted in the future), the Collateral Manager may effect transactions for the Issuer on a national securities exchange of which any affiliate of the Collateral Manager is a member and retains commissions in connection therewith.

There is no limitation or restriction on the HCM Entities or any of its affiliates with regard to acting as collateral manager (or in a similar role) to other parties or persons. This and other future activities of the HCM Entities and/or its affiliates may give rise to additional conflicts of interest.

HCM Entities may purchase Securities at any time and, on the Closing Date, HCM and/or its Affiliates, officers, directors and employees will purchase (directly or indirectly) a portion of the Subordinated Securities. To the extent that the interests of the Holders of the Secured Notes differ from the interests of the Holders of the Subordinated Securities, the holding (directly or indirectly) of the Subordinated Securities by HCM and/or its affiliates may create additional conflicts of interest. Such purchases will be structured as arm's length transactions in accordance with terms that would be available to any third party not affiliated with the Issuer or HCM Entities. Such Securities may be sold by such party or parties to related and unrelated parties at any time after the Closing Date.

The Initial Purchaser. It is expected that the Initial Purchaser and/or its Affiliates may have placed or underwritten certain of the Collateral Obligations at original issuance and may have provided (and may, from time to time, provide) investment banking, advisory, banking and other services to issuers of Collateral Obligations. The Initial Purchaser and/or its Affiliates may, from time to time as principal or through one or more investment funds that it manages, make investments in the equity securities of one or more of the issuers of Collateral Obligations with the result that one or more of such issuers may be or may become controlled by the Initial Purchaser and/or its Affiliates. The Initial Purchaser and/or its

Affiliates may also have provided (and may, from time to time, provide) investment banking, credit protection, advisory, banking and other services to investors in the Securities. The Initial Purchaser may not have completed its resale of the Offered Securities by any date certain, which may affect the liquidity of the Offered Securities as well as the ability of the Initial Purchaser to make a market in the Offered Securities. From time to time, the Collateral Manager on behalf of the Issuer may purchase or sell Collateral Obligations through Goldman, Sachs & Co. and/or any of its affiliates (collectively, "**Goldman Sachs Entities**"). The Issuer may invest in the securities of companies affiliated with the Goldman Sachs Entities or in which the Goldman Sachs Entities have an equity or participation interest. The purchase, holding and sale of such investments by the Issuer may enhance the profitability of the Goldman Sachs Entities' own investments in such companies. In addition, it is expected that a Goldman Sachs Entity may also act as counterparty with respect to one or more Synthetic Securities or Securities Lending Agreements and may act as Hedge Counterparty with respect to one or more Hedge Agreements. The Issuer, at the discretion of the Collateral Manager, may invest in money market funds that are managed by the Goldman Sachs Entities or for which the Trustee or its affiliates provides services, *provided* that such money market funds otherwise qualify as Eligible Investments.

There is no limitation or restriction on the Initial Purchaser or any of its affiliates with regard to acting as collateral manager (or in a similar role) to other parties or persons. This and other future activities of the Initial Purchaser and/or its affiliates may give rise to additional conflicts of interest.

The Issuer's purchase of Collateral Obligations, at the direction of the Collateral Manager, prior to the Closing Date was financed through the sale of participation interests therein to one or more Affiliates of Goldman, Sachs & Co. pursuant to a master participation agreement. Any gains or losses realized by the Issuer in respect of Collateral Obligations that are sold or otherwise disposed of prior to the Closing Date will be for the Issuer's account. Collateral Obligations owned by the Issuer on the Closing Date were purchased in the open market, and the purchase price paid by the Issuer for each such Collateral Obligation was the prevailing price at the time such Collateral Obligation was purchased. Because the purchase price of each Collateral Obligation owned by the Issuer on the Closing Date was determined prior to the Closing Date, the prevailing market price of each such Collateral Obligation on the Closing Date may be higher or lower than such purchase price. Accordingly, any unrealized losses or gains experienced by the Issuer in respect of the Collateral Obligations acquired by the Issuer prior to, and owned by the Issuer on, the Closing Date will be for the Issuer's account.

Certain Litigation and Regulatory Risks. See "The Collateral Manager—Certain Considerations Regarding Harch Capital" regarding (a) certain pending litigation against Harch Capital relating to Harch CLO I Limited (**"Harch CLO I"**) and (b) an investigation of Harch Capital and certain of its affiliates by the Securities and Exchange Commission (the "**SEC**").

Irish Stock Exchange Admission to Trading. Application will be made to the IFSRA, as competent authority under the Prospectus Directive, for the Offering Circular to be approved. Such approval relates only to the Offered Securities, which are to be admitted to trading on the regulated market of the ISE or other regulated markets for the purposes of Directive 93/22/EEC or which are to be offered to the public in any Member State of the European Economic Area. This Offering Circular constitutes the Prospectus for the purposes of the Prospectus Directive. Application will be made to the ISE for the Offered Securities to be admitted to the Official List and to trading on its regulated market. There can be no assurance that such admission to trading will be approved or maintained. The Indenture provides that, if the Collateral Manager or the Issuers determine that the maintenance of the admission to trading of any of the Securities on the ISE is unduly onerous or burdensome, including, but not limited to, circumstances in which the obtaining or maintenance of admission to trading on such securities exchange would require preparation of management reports or of financial statements or in any circumstances where the requirements of the Directive 2004/109/EC (the "Transparency Directive") would apply to either of the Issuers, the Issuers will have the right to de-list (and will de-list at the direction of the Collateral Manager) such Securities. The Issuers will use reasonable endeavors to obtain the admission to trading of such Securities on another securities exchange as the Issuers may choose, except that no obligation to obtain such alternative admission to trading shall exist if the alternative admission to trading or maintenance of the alternative admission to trading would itself be unduly onerous and burdensome in the judgment of the Issuer or the Collateral Manager.

DESCRIPTION OF THE SECURITIES

The Securities will be issued pursuant to an indenture, to be dated as of the Closing Date (the "**Indenture**"), among the Issuer, the Co-Issuer and the Trustee. The following summary describes certain provisions of the Securities and the Indenture. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Indenture. Documents incorporated by reference in this Offering Circular will not be deemed to constitute a part of the Prospectus. Copies of the Indenture may be obtained as described under "Listing and General Information".

Status and Subordination

The Co-Issued Notes will be limited recourse secured obligations of the Issuers, the Class E Notes and the Class X-2 Notes will be limited recourse secured obligations of the Issuer, and the Subordinated Securities (including the Subordinated Securities Component of the Combination Securities) will be limited recourse unsecured obligations of the Issuer. The Treasury Strip Component of the Combination Securities will be an obligation of the Issuer secured solely by the Treasury Strip Component Account and the Treasury Strips deposited therein. None of the Secured Parties (other than the Holders of the Combination Securities) will have any interest in or claim against the Treasury Strip Collateral for any reason. Payments of interest or other distributions on and principal of the Secured Notes and distributions to the Holders of the Subordinated Securities, including the Subordinated Securities Component of the Combination Securities, will be made solely from the proceeds of the Collateral, in accordance with the priorities described under "—Priority of Payments". Payment with respect to the Treasury Strip Component of the Combination Securities will be made solely with the proceeds of the Treasury Strip Collateral. The Subordinated Securities (including the Subordinated Securities Component of the Combination Securities) will not be secured obligations of the Issuer and will be entitled to receive amounts available for distribution only after payment of all amounts payable prior thereto under the Priority of Payments.

All Securities of a single Class rank *pari passu* with all other Securities of the same Class. See "—Priority of Payments". The right of payment with respect to the Securities is described in the "Summary—Status and Subordination".

Any reference herein to Holders of the Subordinated Securities, or the Subordinated Securities themselves, shall be treated as referring to Holders of the Combination Securities, to the extent of the Subordinated Securities Component, or to the Subordinated Securities Components themselves, as applicable, for purposes of any requests, demands, authorizations, directions, notices, consents, votes, waivers or other actions under the Indenture and for purposes of any description of the Subordinated Securities Components.

Under the terms of the Indenture, the Issuer will grant to the Trustee, on behalf of the Secured Parties, a security interest in the Collateral that is of first priority, free of any adverse claim or the legal equivalent thereof, as applicable, to secure the Issuers' obligations with respect to the Secured Parties. See "Security for the Secured Notes".

Interest and Other Distributions

The Secured Notes (other than the Class X Notes) will bear interest from the Closing Date at the per annum rates set forth under "Summary—The Offering— Securities Issued", payable, in each case, quarterly in arrears on each Payment Date commencing on the Payment Date in October 2007 and on the Stated Maturity. On each Payment Date commencing on the Payment Date in October 2007 and on the Stated Maturity, the Class X-1 Notes will be entitled to receive the Class X-1 Note Payment Amount and the Class X-2 Notes will be entitled to receive the Class X-2 Note Payment Amount. The Subordinated Securities will be entitled to receive any excess Interest Proceeds in accordance with and subject to the Priority of Payments, to the extent funds are available therefor.

During the Reinvestment Period, Interest Proceeds remaining on each Payment Date prior to the payment of certain unpaid subordinated expenses and unpaid hedge termination payments, distribution to the Collateral Manager in respect of the Incentive Collateral Management Fee and distributions in respect of the Subordinated Securities will be used to reinvest in Collateral Obligations up to the amount necessary to satisfy the Class E Reinvestment Test (but not to exceed 50% of the Interest Proceeds available on such Payment Date). As a result, distributions to the Holders of Subordinated Securities will be reduced to the extent of the portion of Interest Proceeds used during the Reinvestment Period to reinvest in Collateral Obligations. See "—Priority of Payments—Interest Proceeds".

For so long as any senior Class or Classes of Securities are Outstanding, to the extent that funds are not available to pay the full amount of interest on the Class C Notes, the Class D Notes or the Class E Notes on any Scheduled Payment Date in accordance with the Priority of Payments, the amount of Deferred Interest with respect to each such Class of Securities will be deferred and added to the principal amount of such Class of Securities and will bear interest at the interest rate applicable to such Class of Securities to the extent lawful and enforceable, and the failure to pay, on any Payment Date, (i) the Deferred Interest of a Class of Securities or (ii) the Class X-2 Note Payment Amount will not be an Event of Default under the Indenture. See "—Priority of Payments" and "—The Indenture—Events of Default".

Interest will cease to accrue on each Secured Note (other than the Class X Notes), or, in the case of a partial repayment, on such part, from the date of repayment or Stated Maturity unless payment of principal is improperly withheld or unless there is otherwise a default with respect to such payments of principal. See "—Principal". To the extent lawful and enforceable, interest on any Defaulted Interest on the Secured Notes (other than the Class X Notes) will accrue at the interest rate applicable to such Secured Notes, until paid as provided herein. Interest will accrue on unpaid Class X-1 Note Payment Amounts and Class X-2 Note Payment Amounts as described herein.

Interest on the Secured Notes (other than the Class X Notes) will be calculated on the basis of the actual number of days elapsed in the applicable Interest Accrual Period divided by 360, commencing on the Closing Date.

For purposes of determining any Interest Accrual Period, if any Payment Date or the Stated Maturity, as the case may be, is not a Business Day, then the Interest Accrual Period ending on such Payment Date or the Stated Maturity, as the case may be, shall be extended to but excluding the date on which payment is required to be made pursuant to the Indenture and the succeeding Interest Accrual Period shall begin on and include such date. In the event that the date of any Payment Date or the Stated Maturity, as the case may be, shall not be a Business Day, then payment need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the nominal date of any such Payment Date or the Stated Maturity, as the case may be, and, other than with respect to any Interest Accrual Period for a Class of Notes ending on the Stated Maturity of such Class of Notes, no interest shall accrue on such payment for the period from and after any such nominal date; provided that interest shall accrue from and including the immediately preceding Payment Date or, in the case of the first Payment Date, the Closing Date to but excluding the following Payment Date or the Stated Maturity, as applicable.

For purposes of calculating the Note Interest Rates, the Issuers will appoint Deutsche Bank Trust Company Americas as calculation agent (solely in such capacity, the "**Calculation Agent**"). LIBOR shall be determined by the Calculation Agent in accordance with the provisions set forth under the definition of "LIBOR".

The Calculation Agent may be removed by the Issuers at any time. If the Calculation Agent is unable or unwilling to act as such or is removed by the Issuers, or if the Calculation Agent fails to determine the Note Interest Rates and the Note Interest Amounts for any Interest Accrual Period, the Issuers will promptly appoint as a replacement Calculation Agent a leading bank which is engaged in transactions in Eurodollar deposits in the international Eurodollar market and which does not control or is not controlled by or under common control with the Issuers or their Affiliates. The Calculation Agent may not resign its duties without a successor having been duly appointed. For so long as any of the Secured

Notes remain Outstanding, there will at all times be a Calculation Agent for the purpose of calculating the Note Interest Rates. In addition, for so long as any of the Offered Securities are listed on the ISE and the guidelines of such Exchange so require, the Issuer will notify the ISE of the appointment, termination or change in the office of such Calculation Agent.

The Calculation Agent will cause the Note Interest Rates, the Note Interest Amounts and the Payment Date to be communicated to, in the case of the Secured Notes, Euroclear, Clearstream and the ISE (as long as any of the Offered Securities are listed thereon) by the Business Day immediately following each LIBOR Determination Date. The determination of the Note Interest Rates and the Note Interest Amounts by the Calculation Agent shall (in the absence of manifest error) be final and binding upon all parties.

Notwithstanding anything to the contrary contained herein, any references in this Offering Circular to payments of interest on a Class of Notes shall include, where the context requires with respect to the Class X-1 Notes, payments of the Class X-1 Note Payment Amount and, with respect to the Class X-2 Notes, payments of the Class X-2 Note Payment Amount, in each case, pro rata (based on the Aggregate Outstanding Amount thereof) to the Holders of the Class X Notes.

Principal

Principal will not be payable on the Secured Notes and Principal Proceeds will not be distributed to the Holders of the Subordinated Securities or the Combination Securities prior to the end of the Reinvestment Period, except (i) as a result of a mandatory redemption as described in "—Mandatory Redemption", (ii) upon the occurrence of an optional redemption following a Withholding Tax Event as described under "—Optional Redemption", (iii) as described in the next paragraph and (iv) upon the occurrence of a redemption following an Effective Date Ratings Downgrade Event as described under "Summary—Effective Date Ratings Confirmation".

On each Scheduled Payment Date during the Reinvestment Period, in the sole discretion of the Collateral Manager, Principal Proceeds will be distributable to the Holders of the Secured Notes (other than the Class X Notes) in accordance with the Priority of Payments; *provided, however*, that, during the Reinvestment Period, Principal Proceeds will be distributable to the Holders of the Secured Notes (other than the Class X Notes) in accordance with the Priority of Payments if the Collateral Manager determines, in its sole discretion, that it is impractical or not beneficial to reinvest such Principal Proceeds by the end of the Investment Due Period in accordance with the terms of the Indenture and the Collateral Management Agreement.

On each Scheduled Payment Date after the Reinvestment Period and on the Stated Maturity, principal will be payable on the Secured Notes (other than the Class X Notes) and, after the Secured Notes (other than the Class X Notes) have been paid in full, Principal Proceeds will be distributable to the Holders of the Subordinated Securities in accordance with the Priority of Payments to the extent of Principal Proceeds received in the related Due Period; *provided* that the Collateral Manager may elect to direct the Issuer to reinvest Eligible Post Reinvestment Proceeds received after the Reinvestment Period in Collateral Obligations or hold them for reinvestment in Collateral Obligations prior to the end of the Investment Due Period, subject to the exceptions described herein. See "Security for the Secured Notes—Sale of Collateral Obligations; Substitute Collateral Obligations; Exchange of Defaulted Obligations and Reinvestment Criteria". The Collateral Manager will exercise its sole discretion in determining whether to direct the Issuer to reinvest Eligible Post Reinvestment Proceeds received after the Reinvestment Period. Payments of principal or the notional amount of the Secured Notes (other than the Class X Notes) described in the first sentence of this paragraph will be at the applicable Secured Note Redemption Price and will not constitute an optional redemption. Any Principal Proceeds held for reinvestment in Collateral Obligations that are not reinvested in Collateral Obligations prior to the end of the Investment Due Period shall be applied to pay principal of the Secured Notes (other than the Class X Notes) and make distributions on the Subordinated Securities and the Combination Securities in accordance with the Priority of Payments. See "—Priority of Payments".

Sale of Collateral Prior to Stated Maturity

On or prior to the date that is one Business Day prior to the Stated Maturity of the last Outstanding Security, the Collateral Manager shall direct the Trustee in writing to sell all Collateral Obligations to the extent necessary such that no Collateral Obligations will be held by the Issuer on or after such date. The settlement dates for any such sales of Collateral Obligations shall be no later than one Business Day prior to the Stated Maturity of the last Outstanding Security. The proceeds of such sale shall be applied in accordance with the Priority of Payments.

Optional Redemption

The Securities may be redeemed by the Issuer at the written direction of, or with the written consent of the Holders of more than 55% of the Aggregate Outstanding Amount of the Subordinated Securities, in whole but not in part, from Liquidation Proceeds (a) on any Business Day after the Non-Call Period and (b) on any Business Day upon the occurrence of a Withholding Tax Event, as more fully described below. If the Holders of the Subordinated Securities elect to cause the redemption of the Secured Notes as described herein, the Subordinated Securities and the Combination Securities will in any such case be redeemed simultaneously with the Secured Notes. Upon receipt of notice of an optional redemption as described herein, the Trustee shall notify the Collateral Manager of such optional redemption and the Collateral Manager shall, on behalf of the Issuer, direct the Trustee, in writing, to sell in the manner directed by the Collateral Manager, and in accordance with the Indenture, any Collateral Obligation and upon any such sale the Trustee shall release the lien upon such Collateral Obligation pursuant to the Indenture.

Notwithstanding the foregoing provisions, neither the Issuer nor the Collateral Manager may direct the Trustee to sell any Collateral Obligation unless, after giving effect to such sale, there will be sufficient funds to pay the amounts described in "—Optional Redemption Procedures" below.

Any optional redemption of the Secured Notes pursuant to subclauses (a) and (b) of the second preceding paragraph will be made at the applicable Secured Note Redemption Prices plus (i) in the case of the Secured Notes (other than the Class X Notes), accrued and unpaid interest and (ii) in the case of the Class X-1 Notes, the unpaid Class X-1 Note Payment Amount.

Optional Redemption Procedures. If any Holder of a Subordinated Security desires to direct the Issuers to optionally redeem the Securities, such Holder shall notify the Trustee in writing no less than 90 days (or such shorter period as may be acceptable to the Trustee) prior to the proposed redemption date (which date must be a Business Day). The Trustee will promptly notify the Issuers, the Collateral Manager and all other Holders of the Subordinated Securities of the receipt of such notice. Each other Holder of the Subordinated Securities that also wishes to direct the Issuers to optionally redeem the Securities must so notify the Trustee (who shall promptly notify the Issuers and the Collateral Manager, of such direction) within ten Business Days after receipt of such notice. If Holders of more than 55% of the Aggregate Outstanding Amount of the Subordinated Securities have directed the Issuers to optionally redeem the Securities, the Issuer shall effect a redemption in whole of the Securities pursuant to the procedures described herein.

The Trustee will provide notice of any optional redemption by first-class mail, postage prepaid, mailed not less than ten Business Days prior to the scheduled redemption date, to each Securityholder at such Holder's address in the Register and for so long as the Offered Securities are listed on the ISE and the guidelines of such Exchange shall so require, a publication shall be made by an announcement to the Companies Announcement Office of the ISE by the Irish Listing Agent.

The Securities shall not be optionally redeemed unless either (1) at least seven Business Days before the scheduled redemption date, the Collateral Manager shall have furnished to the Trustee evidence, in form reasonably satisfactory to the Trustee, that the Collateral Manager on behalf of the Issuer has entered into a binding agreement or agreements (including in the form of a confirmation of sale) with a Person that the Collateral Manager has determined to be appropriate to purchase, not later than the Business Day immediately preceding the scheduled redemption date, in immediately available funds, all or part of the Collateral Obligations and terminate or novate any Hedge Agreements at a purchase price at least equal to an amount sufficient, together with any other amounts available to be used for such optional redemption, to pay (i) in the case of an optional redemption of the Securities at the request of Holders of more than 55% of the Aggregate Outstanding Amount of the Subordinated Securities on any Business Day after the Non-Call Period, the amounts specified under subclauses (i) through (iii) in "—Priority of Payments—Liquidation Proceeds"; *provided*, that the Issuer shall not terminate or novate any Hedge Agreements in connection with an optional redemption of the Securities as specified herein until the notice of redemption may no longer be withdrawn or (ii) in the case of an optional redemption following the occurrence of a Withholding Tax Event, the amounts specified under subclauses (i) and (ii) (but excluding Defaulted Hedge Termination Payments) in "—Priority of Payments—Liquidation Proceeds", or (2) at least ten Business Days prior to the scheduled redemption date and prior to selling any Collateral Obligations, the Collateral Manager shall certify to the Trustee and to each of the Rating Agencies that the expected proceeds from such sale (calculated as provided in the next succeeding paragraph) together with any other amounts available to be used for such optional redemption will be delivered to the Trustee not later than the Business Day immediately preceding the scheduled redemption date, in immediately available funds, and will equal or exceed 100% of all applicable amounts specified in the immediately preceding subclause (1). See "—Priority of Payments—Liquidation Proceeds".

For purposes of determining the expected proceeds from a sale for purposes of subclause (2) of the immediately preceding paragraph, the expected proceeds shall be deemed to be the Market Value of the Eligible Investments and (1) with respect to any Collateral Obligations that are to be sold on the Business Day of the certification, the Market Value of such Collateral Obligations and (2) with respect to any Collateral Obligations that are not to be sold on the Business Day of the certification, the percentage of the Market Value of such Collateral Obligations set forth in the applicable column of the table below based upon the period of time between certification and the expected date of sale.

	Number of Business Days Between Certification and Expected Sale		
Collateral Type	1 to 2	3 to 5	6 or more
Loans or Synthetic Securities referencing loans (other than loans or Synthetic Securities referencing loans with a Market Value of less than 90% of the Principal Balance or notional amount thereof)	93%	92%	88%
Loans or Synthetic Securities referencing loans with a Market Value of less than 90% of the Principal Balance or notional amount thereof	80%	73%	60%
Bonds or Synthetic Securities referencing bonds having a Moody's Rating "B3" or higher (other than bonds or Synthetic Securities referencing bonds with a Market Value of less than 90% of the Principal Balance or notional amount thereof)	89%	85%	75%

Collateral Type	Number of Business Days Between Certification and Expected Sale		
	1 to 2	3 to 5	6 or more
Bonds or Synthetic Securities referencing bonds having a Moody's Rating "Caa1" or lower and bonds or Synthetic Securities referencing bonds having a Moody's Rating "B3" or higher with a Market Value of less than 90% of the Principal Balance or notional amount thereof	75%	65%	45%

For the avoidance of doubt, the Issuer may, in effecting a sale contemplated by clause (1) of the preceding paragraph, enter into one or more participation agreements or similar arrangements with the purchaser of the Collateral Obligations whereby, in connection with the Issuer's receipt of the purchase price with respect to all or a portion of the Collateral Obligations, the Issuer shall grant to such purchaser a participation interest in all or a portion of such Collateral Obligations and agree to use commercially reasonable efforts (or such other efforts as shall be specified) to complete the transfer of such Collateral Obligations to such purchaser thereafter.

Any notice of redemption may be withdrawn by the Issuers on or prior to the sixth Business Day prior to the scheduled redemption date by written notice from the Issuer to the Trustee, the Holders of the Subordinated Securities requesting or consenting to such optional redemption and the Collateral Manager, if (i) the Collateral Manager shall be unable to deliver such sale agreement or agreements or certifications, as the case may be, in form satisfactory to the Trustee or (ii) Holders of more than 55% of the Aggregate Outstanding Amount of the Subordinated Securities direct such notice be withdrawn; *provided, however*, that Holders of more than 55% of the Aggregate Outstanding Amount of the Subordinated Securities may not direct such notice be withdrawn if the conditions set forth in the third paragraph under "Description of the Securities—Optional Redemption—Optional Redemption Procedures" have been satisfied. Notice of withdrawal having been given as aforesaid, the Trustee shall provide notice of such withdrawal to each Holder at the address appearing in the Register by overnight courier (when possible) guaranteeing next day delivery (unless the address provided in the Register is insufficient for such purposes, in which event such notice shall be given by first class mail, postage prepaid) and, to the extent required by the ISE, cause notice of such withdrawal to be published by an announcement to the Companies Announcement Office of the ISE, in each case, not later than the third Business Day prior to the scheduled redemption date.

Mandatory Redemption

Principal Proceeds and Interest Proceeds, in the case of the Secured Notes other than the Class E Notes, or Interest Proceeds only, in the case of the Class E Notes, that are available will be used to redeem the Secured Notes (other than the Class X Notes) as described under "—Priority of Payments" (i) on any Scheduled Payment Date on which any Par Value Test was not satisfied on the immediately preceding Determination Date or (ii) on any Scheduled Payment Date on or after the Second Determination Date on which any Interest Coverage Test was not satisfied on the immediately preceding Determination Date.

The Collateral Manager will not be required to sell Collateral Obligations if the Principal Proceeds and Interest Proceeds, in the case of the Secured Notes other than the Class E Notes, or Interest Proceeds only, in the case of the Class E Notes, available would be insufficient to cause any Coverage Test to be satisfied.

In addition, Principal Proceeds and Interest Proceeds that are available will be used to redeem the Secured Notes (other than the Class X Notes) as described under "—Priority of Payments" on any Scheduled Payment Date following an Effective Date Ratings Downgrade Event.

None of the Class X Notes, the Subordinated Securities or the Combination Securities are subject to mandatory redemption.

Cancellation

All Securities that are redeemed or paid and surrendered for cancellation as described herein will forthwith be canceled and may not be reissued or resold.

Payments

Payments in respect of principal and interest or other distributions on a Secured Note and distributions to Holders of Subordinated Securities will be made to the person in whose name the relevant Security is registered on the applicable record date. Payments on the Securities will be payable by wire transfer in immediately available funds to a Dollar account maintained by DTC or its nominee (in the case of the Global Securities) or each Securityholder (in the case of individual definitive Securities) to the extent practicable or otherwise by Dollar check drawn on a bank in the United States sent by mail either to DTC or its nominee (in the case of the Global Securities), or to each Securityholder at the Holder's address appearing in the Register (in the case of individual definitive Securities).

Final payments in respect of the Securities will be made only against surrender of such Securities at the designated office of any paying agent. None of the Issuers, the Trustee or any paying agent will have any responsibility or liability for any aspects of the records maintained by DTC or its nominee or any of its participants relating to, or for payments made thereby on account of beneficial interests in, a Global Security.

The Issuers expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Security held by DTC or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Securities as shown on the records of DTC or its nominee. The Issuers also expect that payments by participants to owners of beneficial interests in such Global Securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

For so long as the Offered Securities are listed on the ISE and the guidelines of such Exchange so require, the Issuers will have a paying agent and a transfer agent in Ireland and will give prompt written notice to each Holder and publish, by an announcement to the Companies Announcement Office of the ISE, notice of the appointment, termination or change in the location of any such office or agency.

The Indenture provides that, as a condition to the payment of distributions on any Subordinated Security without withholding U.S. federal backup withholding tax imposed under the U.S. Treasury regulations, the Issuer or any paying agent may require the delivery of properly completed and signed applicable U.S. federal income tax certifications (generally, an Internal Revenue Service Form W-9 (or applicable successor form) in the case of a person that is a "United States person" within the meaning of section 7701(a)(30) of the Code) or an appropriate Internal Revenue Service Form W-8 (or applicable successor form) in the case of a person that is not a "United States person" within the meaning of Section 7701(a)(30) of the Code) and/or such other certification reasonably acceptable to them in order to enable the Issuer, the Trustee or any paying agent to determine their duties and liabilities with respect to any taxes or other charges that they may be required to deduct or withhold from payments in respect of such Subordinated Security under any present or future law or regulation of the United States or any present or future law or regulation of any political subdivision thereof or taxing authority therein or to comply with any reporting or other requirements under any such law or regulation.

Priority of Payments

On each Payment Date and on the Stated Maturity, the Issuer shall only make payments in accordance with the priorities (the "**Priority of Payments**") described below under "—Interest Proceeds" and "—Principal Proceeds", and, if such Payment Date is a Redemption Date, in accordance with the priorities described below under "—Liquidation Proceeds".

Interest Proceeds. Without limiting any other applicable provision regarding the payment of Interest Proceeds, on each Payment Date and on the Stated Maturity, Interest Proceeds will be distributed in the following order of priority:

(i) (a) to the payment of taxes of the Issuers, if any, and (b) thereafter, to the retention in the Interest Collection Account of an amount equal to (x) the Interest Reserve Amount for such Payment Date minus (y) the Aggregate Interest Reserve Distribution Amount for such Payment Date;

(ii) to the payment of accrued and unpaid Administrative Expenses (including indemnity payments) constituting (x) fees of the Trustee and reimbursement of expenses of the Trustee pursuant to the terms of the Indenture and (y) fees and reimbursement of expenses of the Collateral Administrator under the Collateral Administration Agreement; *provided, however,* that total payments pursuant to this subclause (ii) shall not exceed, on any Payment Date other than the initial Payment Date, a percentage of the Aggregate Principal Amount of the Collateral Portfolio equal to an annual rate of 0.0325%, measured as of the beginning of the Due Period preceding such Payment Date; and, with respect to the initial Payment Date, 0.0176% (not annualized) of the Aggregate Principal Amount of the Collateral Portfolio, measured as of the beginning of the Due Period preceding such Payment Date;

(iii) to the payment, (in the order set forth in the definition of Administrative Expenses), of remaining accrued and unpaid Administrative Expenses (including indemnity payments) of the Issuers (excluding the Collateral Management Fee), including other amounts payable by the Issuer to the Collateral Manager under the Collateral Management Agreement and other amounts payable to the Trustee and the Collateral Administrator constituting Administrative Expenses not paid pursuant to subclause (ii) above; *provided, however,* that such payments pursuant to this subclause (iii), shall not exceed (v) in the case of the initial Payment Date, together with all other Administrative Expenses of the Issuers paid from Interest Proceeds during the immediately preceding Due Period, $125,000, (w) in the case of the second Payment Date, together with all other Administrative Expenses of the Issuers paid from Interest Proceeds during the two immediately preceding Due Periods, $187,500, (x) in the case of the third Payment Date, together with all other Administrative Expenses of the Issuers paid from Interest Proceeds during the three immediately preceding Due Periods, $250,000, (y) in the case of the fourth Payment Date, together with all other Administrative Expenses of the Issuers paid from Interest Proceeds during the four immediately preceding Due Periods, $312,500, and (z) in the case of any other Payment Date, the greater of (i) the excess, if any, of (a) $250,000 over (b) all other Administrative Expenses of the Issuers paid from Interest Proceeds during the four immediately preceding Due Periods and (ii) $62,500, in each case, not including amounts paid pursuant to subclause (ii) above;

(iv) to the payment of the applicable Hedge Payment Amount to each Hedge Counterparty;

(v) to the payment, *pari passu*, of (a) the Class X-1 Note Payment Amount to the Holders of the Class X-1 Notes and (b) the Senior Collateral Management Fee to the Collateral Manager in accordance with the terms of the Collateral Management Agreement;

(vi) *first*, to the payment of the Class A-1 Interest Distribution Amount and *second*, to the payment of the Class A-2 Interest Distribution Amount;

(vii) to the payment of the Class B Interest Distribution Amount;

(viii) in the event that either the Class A/B Par Value Test is not satisfied on the immediately preceding Determination Date or the Class A/B Interest Coverage Test is not satisfied on the immediately preceding Determination Date on or after the Second Determination Date after giving effect to the payment of any Interest Proceeds prior to this subclause (viii) and the payment of Principal Proceeds, if any, as described in subclause (iii) of "—Principal Proceeds" below, to the mandatory redemption of the Class A-1 Notes, the Class A-2 Notes and the Class B Notes, at their respective Secured Note Redemption Prices, pursuant to the Note Payment Sequence, to the extent necessary to satisfy the Class A/B Par Value Test and the Class A/B Interest Coverage Test, as applicable, or until the Class A-1 Notes, the Class A-2 Notes and the Class B Notes have been paid in full;

(ix) to the payment of the Class C Interest Distribution Amount (other than the related Deferred Interest);

(x) to the payment of the portion of the Class C Interest Distribution Amount that represents the related Deferred Interest;

(xi) in the event that either the Class C Par Value Test is not satisfied on the immediately preceding Determination Date or the Class C Interest Coverage Test is not satisfied on the immediately preceding Determination Date on or after the Second Determination Date after giving effect to the payment of any Interest Proceeds prior to this subclause (xi) and the payment of Principal Proceeds, if any, as described in subclause (iii) of "—Principal Proceeds" below, to the mandatory redemption of the Class A-1 Notes, the Class A-2 Notes, the Class B Notes and the Class C Notes, at their respective Secured Note Redemption Prices, pursuant to the Note Payment Sequence, to the extent necessary to satisfy the Class C Par Value Test and the Class C Interest Coverage Test, as applicable, or until the Class A-1 Notes, the Class A-2 Notes, the Class B Notes and the Class C Notes have been paid in full;

(xii) to the payment of the Class D Interest Distribution Amount (other than the related Deferred Interest);

(xiii) to the payment of the portion of the Class D Interest Distribution Amount that represents the related Deferred Interest;

(xiv) in the event that either the Class D Par Value Test is not satisfied on the immediately preceding Determination Date or the Class D Interest Coverage Test is not satisfied on the immediately preceding Determination Date on or after the Second Determination Date after giving effect to the payment of any Interest Proceeds prior to this subclause (xiv) and the payment of Principal Proceeds, if any, as described in subclause (iii) of "—Principal Proceeds" below, to the mandatory redemption of the Class A-1 Notes, the Class A-2 Notes, the Class B Notes, the Class C Notes and the Class D Notes, at their respective Secured Note Redemption Prices, pursuant to the Note Payment Sequence, to the extent necessary to satisfy the Class D Par Value Test and the Class D Interest Coverage Test, as applicable, or until the Class A-1 Notes, the Class A-2 Notes, the Class B Notes, the Class C Notes and the Class D Notes have been paid in full;

(xv) to the payment of the Class E Interest Distribution Amount (other than the related Deferred Interest);

(xvi) to the payment of the portion of the Class E Interest Distribution Amount that represents the related Deferred Interest;

(xvii) (a) in the event that the Class E Par Value Test I is not satisfied on the immediately preceding Determination Date after giving effect to the payment of any Interest Proceeds prior to this subclause (xvii) and the payment of Principal Proceeds, if any, as described in subclause (iii) of "—Principal Proceeds" below, to the mandatory redemption of the Class E Notes, at the applicable Secured Note Redemption Price, to the extent necessary to satisfy the Class E Par Value Test I or until the Class E Notes have been paid in full; and (b) after the Reinvestment Period, in the event that the Class E Par Value Test II is not satisfied on the immediately preceding Determination Date, (after giving effect to payments, if any, made under clause (a) above), to the mandatory redemption of the Class E Notes, at the applicable Secured Note Redemption Price (but not to exceed 50% of the remaining Interest Proceeds available on such Payment Date) to the extent necessary to satisfy the Class E Par Value Test II or until the Class E Notes have been paid in full;

(xviii) in the event an Effective Date Ratings Downgrade Event has occurred and is continuing, to the payment of principal of the Secured Notes (other than the Class X Notes), at their respective Secured Note Redemption Prices, pursuant to the Note Payment Sequence, until paid in full or until the relevant ratings are reinstated;

(xix) (a) to the payment, *pari passu,* (1) to the Holders of the Class X-2 Notes of the Class X-2 Note Payment Amount and (2) to the Collateral Manager of the Subordinated Collateral Management Fee in accordance with the terms of the Collateral Management Agreement; then

(b) during the Reinvestment Period, the amount necessary to satisfy the Class E Reinvestment Test (but not to exceed 50% of the remaining Interest Proceeds available on such Payment Date) shall be used to reinvest in Collateral Obligations or shall be deposited into the Principal Collection Account (or, if required under the terms of the Indenture, the Subordinated Securities Principal Collection Account) for investment in Eligible Investments pending investment in such additional Collateral Obligations prior to the end of the Reinvestment Period; then

(c) to the payment, *first,* of any accrued and unpaid fees and expenses of the Trustee and the Collateral Administrator and *second,* any accrued and unpaid Administrative Expenses of the Issuers (including, for the avoidance of doubt and without limitation, (1) indemnities and amounts payable by the Issuer to the Trustee and the Collateral Administrator, (2) indemnities and amounts payable by the Issuer to the Collateral Manager under the Collateral Management Agreement (other than the Collateral Management Fee) and (3) indemnities and amounts payable by the Issuer pursuant to any Securities Lending Agreement or related collateral arrangement), in each case to the extent not paid pursuant to subclauses (ii) and (iii) above; then

(d) to the payment of any termination payments (including any Defaulted Hedge Termination Payments) due to any Hedge Counterparty payable by the Issuer pursuant to any Hedge Agreements, to the extent not paid from the proceeds of an upfront payment to the Issuer under a replacement Hedge Agreement and after giving effect to the payment of Principal Proceeds as provided for under subclauses (ii) and (vi)(b) under "—Principal Proceeds" below; and then

(xx) the balance of Interest Proceeds shall be allocated, pro rata, to each subclass of Subordinated Securities (based on the Aggregate Outstanding Amounts of each subclass of Subordinated Securities) and the amount so allocated to each such subclass of Subordinated Securities shall be applied to the payment of (x) *first*, if such subclass of Subordinated Securities is an Included Subclass, the amount, if any, necessary to cause such Included Subclass to have realized an Internal Rate of Return of 12.0%, (y) *second*, 20% of the remaining Interest Proceeds allocated to such subclass as an Incentive Collateral Management Fee with respect to such subclass of Subordinated Securities and (z) *third*, to the Holders of the Subordinated Securities of such subclass as interest thereon and additional amounts, the balance of Interest Proceeds so allocated to such subclass of Subordinated Securities.

On each Scheduled Payment Date, after the application of Interest Proceeds as provided above, any Interest Reserve Amount will be applied to the payment of the amounts referred to in subclauses (ii) through (xvii) above, in such order of priority, to the extent such amounts are not paid in full with Interest Proceeds as described above.

Interest Proceeds may be applied to the payment of Administrative Expenses of the Issuers on days other than Payment Dates; *provided* that, in any Due Period such payments shall not exceed (v) in the case of the first Scheduled Payment Date, together with all other Administrative Expenses of the Issuers paid from Interest Proceeds during the immediately preceding Due Period, $125,000, (w) in the case of the second Scheduled Payment Date, together with all other Administrative Expenses of the Issuers paid from Interest Proceeds during the two immediately preceding Due Periods, $187,500, (x) in the case of the third Scheduled Payment Date, together with all other Administrative Expenses of the Issuers paid from Interest Proceeds during the three immediately preceding Due Periods, $250,000 and (y) in the case of fourth Scheduled Payment Date, together with all other Administrative Expenses of the Issuers, paid from Interest Proceeds during the four immediately preceding Due Periods, $312,500 and (z) in the case of any other Scheduled Payment Date, the greater of (i) the excess, if any, of (a) $250,000 over (b) all other Administrative Expenses of the Issuers paid from Interest Proceeds during the four immediately preceding Due Periods and (ii) $62,500; *provided, further*, that (a) such payments do not exceed the amounts permitted to be paid on the related Scheduled Payment Date pursuant to subclause (iii) above and (b) sufficient Interest Proceeds have theretofore been received to cover such payments.

Principal Proceeds. Without limiting any other applicable provision regarding the payment of Principal Proceeds, on each Payment Date and on the Stated Maturity, Principal Proceeds will be distributed in the following order of priority:

(i) to the payment of the amounts referred to in subclauses (i)(a) and (ii) through (iv) of "—Interest Proceeds" above, but only to the extent not paid in full thereunder;

(ii) to the payment of (A) any net termination payments (other than the amount of any Defaulted Hedge Termination Payments) payable by the Issuer pursuant to any Hedge Agreements and (B) any amounts payable into a collateral account (any such account, a **"Counterparty Account"**), if any, in accordance with the Indenture and the Hedge Agreements;

(iii) first, to the payment of the amounts referred to in subclauses (v) through (xvi) of "—Interest Proceeds" above but, with respect to subclauses (v), (vi), (vii), (ix), (x), (xii), (xiii), (xv) and (xvi), only to the extent not paid in full thereunder and, with respect to subclauses (viii), (xi) and (xiv), prior to giving effect to the payment of any Interest Proceeds, if any, as described in such subclauses; and second, to the payment of the amounts referred to in subclause (xviii) of "—Interest Proceeds" above with respect to the Secured Notes (other than the Class X Notes), at their respective Secured Note Redemption Prices, pursuant to the Note Payment Sequence to the extent necessary to cure an Effective Date Ratings Downgrade Event and only to the extent that the payment of Interest Proceeds thereunder for such purpose is not sufficient;

(iv) during the Reinvestment Period, at the discretion of the Collateral Manager:

(a) to the purchase or funding of Collateral Obligations or to the Principal Collection Account or the Revolving Credit Facility Reserve Account (or, if required under the terms of the Indenture, the Subordinated Securities Principal Collection Account) for investment in Eligible Investments pending (i) purchase of Collateral Obligations at a later date in accordance with the Reinvestment Criteria or (ii) funding of Collateral Obligations at a later date; and/or

(b) to the payment of principal of the Class A-1 Notes, the Class A-2 Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, at their respective Secured Note Redemption Prices, pursuant to the Note Payment Sequence, to the extent of available funds therefor, if the Collateral Manager determined that it was impractical or not beneficial to reinvest such Principal Proceeds by the end of the applicable Investment Due Period;

(v) after the Reinvestment Period,

(a) in the case of Eligible Post Reinvestment Proceeds, at the sole discretion of the Collateral Manager (i) to the purchase or funding of Collateral Obligations or to the Principal Collection Account or the Revolving Credit Facility Reserve Account (or, if required under the terms of the Indenture, the Subordinated Securities Principal Collection Account) for investment in Eligible Investments pending (A) purchase of Collateral Obligations at a later date, in accordance with the Reinvestment Criteria or (B) funding of Collateral Obligations at a later date, and in the case of additional Collateral Obligations, prior to the end of the applicable Investment Due Period or (ii) to the payment of principal of the Class A-1 Notes, the Class A-2 Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, at their respective Secured Note Redemption Prices, pursuant to the Note Payment Sequence; and

(b) in the case of Principal Proceeds other than Eligible Post Reinvestment Proceeds, to the payment of principal of the Class A-1 Notes, the Class A-2 Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, at their respective Secured Note Redemption Prices, pursuant to the Note Payment Sequence;

(vi) after the Class A-1 Notes, the Class A-2 Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes have been paid in full,

(a) to the payment, *first,* of any accrued and unpaid expenses and indemnities of the Trustee and the Collateral Administrator and *second*, any other accrued and unpaid expenses of the Issuers (including, for the avoidance of doubt, Administrative Expenses, indemnities and amounts payable by the Issuer under the Collateral Management Agreement (other than the Collateral Management Fee)) to the extent not paid pursuant to subclause (xix)(c) of "—Interest Proceeds" above; then

(b) to the termination of any outstanding Hedge Agreements; then

(c) to the payment, *pari passu,* (1) to the Holders of the Class X-2 Notes of the Class X-2 Note Payment Amount and (2) to the Collateral Manager of any accrued and previously unpaid Subordinated Collateral Management Fee, in accordance with the terms of the Collateral Management Agreement, to the extent not paid pursuant to subclause (xix)(a) of "—Interest Proceeds" above; and then

(vii) the balance of Principal Proceeds shall be allocated, pro rata, to each subclass of Subordinated Securities (based on the Aggregate Outstanding Amounts of each subclass of Subordinated Securities) and the amount so allocated to each such subclass of Subordinated Securities shall be applied to the payment of (x) *first*, if such subclass of Subordinated Securities is an Included Subclass, the amount, if any, necessary to cause such Included Subclass to have realized an Internal Rate of Return of 12.0%, (y) *second*, 20% of the remaining Principal Proceeds allocated to such subclass as an Incentive Collateral Management Fee with respect to such subclass of Subordinated Securities, to the extent not paid pursuant to subclause (xx)(y) of "—Interest Proceeds" above, and (z) *third*, to the Holders of the Subordinated Securities of such subclass as a distribution thereon, the balance of Principal Proceeds so allocated to such subclass of Subordinated Securities.

The calculation of any Par Value Test on any Measurement Date shall be made by giving effect to all payments to be made pursuant to all subclauses of the Priority of Payments, as applicable, payable on the Payment Date following such Measurement Date. In addition, Principal Proceeds will be used to make payments pursuant to subclauses (ix), (x), (xii), (xiii), (xv) or (xvi) of "—Interest Proceeds" above (as incorporated by reference through subclause (iii) of "—Principal Proceeds" above), only if and to the extent that, after giving effect to such payment and all payments to be made pursuant to subclause (iv) of "—Principal Proceeds" above during the Reinvestment Period or subclause (v) of "—Principal Proceeds" above after the Reinvestment Period, any Par Value Test of a more senior Class of Secured Notes would not fail on such Payment Date and would not fail as a result of such application of Principal Proceeds on such Payment Date. See "Security for the Secured Notes—The Coverage Tests."

Depending on the requirements of the entity that acts as Hedge Counterparty, the terms of a Hedge Agreement may grant the Hedge Counterparty the option to require the Issuer to post collateral into a Counterparty Account if the Issuer fails the Class C Par Value Test, as specified in subclause (ii) under "—Principal Proceeds". If such posting requirements exist, the related Hedge Counterparty may be required to make certain payments to the Issuer to compensate the Issuer for the effect of such posting.

On a Business Day other than a Payment Date, Principal Proceeds (and to the extent there are insufficient Principal Proceeds, Interest Proceeds) may be applied to the payment of (a) any upfront payments due to any Hedge Counterparty or any replacement hedge counterparty, as the case may be and (b) any net termination payments (other than the amount of any Defaulted Hedge Termination Payments) payable by the Issuer pursuant to any Hedge Agreements.

Liquidation Proceeds. On any Payment Date on which an optional redemption is occurring pursuant to the procedures described herein, Liquidation Proceeds will be distributed in the following order of priority:

(i) to the payment of the amounts referred to in subclauses (i), (ii)(A), (iii) (without giving any consideration to subclauses (viii), (xi), (xiv) and (xviii) of "—Interest Proceeds" above which would otherwise be incorporated by reference) and (vi)(a) and (vi)(b) (without giving any consideration to the lead-in language to such subclause (vi) of "—Principal Proceeds" above) of "—Principal Proceeds" above;

(ii) without duplication of the amounts paid above, to the payment of the Secured Notes then Outstanding at their respective Secured Note Redemption Prices, plus accrued and unpaid interest, and then to any due and unpaid Defaulted Hedge Termination Payments;

(iii) to the payment, *pari passu*, of (1) any unpaid Class X-2 Note Payment Amount and (2) any amount of any accrued and unpaid Subordinated Collateral Management Fee payable on such Payment Date; and

(iv) the balance of Liquidation Proceeds shall be allocated, pro rata, to each subclass of Subordinated Securities (based on the Aggregate Outstanding Amounts of each subclass of Subordinated Securities) and the amount so allocated to each such subclass of Subordinated Securities shall be applied to the payment of (x) *first*, if such subclass of

Subordinated Securities is an Included Subclass, the amount, if any, necessary to cause such Included Subclass to have realized an Internal Rate of Return of 12.0%, (y) *second*, 20% of the remaining Liquidation Proceeds allocated to such subclass of Subordinated Securities as an Incentive Collateral Management Fee with respect to such subclass of Subordinated Securities, and (z) *third*, to the Holders of the Subordinated Securities of such subclass as a distribution thereon, the balance of the Liquidation Proceeds so allocated to such subclass of Subordinated Securities.

Form of the Secured Notes

Each Class of Secured Notes sold in offshore transactions in reliance on Regulation S will be represented by one or more Regulation S Global Secured Notes deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., a nominee of DTC, for the respective accounts of Euroclear and Clearstream. Interests in a Regulation S Global Secured Note may be held only through Euroclear or Clearstream.

The Secured Notes sold in reliance on Rule 144A under the Securities Act will be represented by one or more Rule 144A Global Secured Notes deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

The Secured Notes will be subject to certain restrictions on transfer as set forth under "Transfer Restrictions".

Except in the limited circumstances described herein, owners of beneficial interests in either the Regulation S Global Secured Notes or the Rule 144A Global Secured Notes will not be entitled to receive physical delivery of certificated Secured Notes. The Secured Notes are not issuable in bearer form.

Form of the Subordinated Securities and the Combination Securities

The Subordinated Securities and the Combination Securities sold in offshore transactions in reliance on Regulation S will be represented by one or more Regulation S Global Subordinated Securities and Regulation S Global Combination Securities, respectively, deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC, for the respective accounts of Euroclear and Clearstream. Interests in a Regulation S Global Subordinated Security and Regulation S Global Combination Security may be held only through Euroclear or Clearstream.

The Subordinated Securities and the Combination Securities sold to Accredited Investors or Qualified Institutional Buyers will each be issued in the form of one or more certificated Subordinated Securities or Combination Securities, as applicable, in fully registered form, registered in the name of the owner thereof.

The Subordinated Securities and the Combination Securities will be subject to certain restrictions on transfer as set forth under "Transfer Restrictions".

Except in the limited circumstances described herein, owners of beneficial interests in the Regulation S Global Subordinated Securities and Regulation S Global Combination Securities will not be entitled to receive physical delivery of certificated Subordinated Securities or Combination Securities, as applicable. The Subordinated Securities and the Combination Securities are not issuable in bearer form.

Description of Nature and Terms of the Combination Securities

General. Each Combination Security will consist of two Components: the "**Treasury Strip Component**" and the "**Subordinated Securities Component**". The Treasury Strip Component will entitle its Holders to receive proceeds from a trust account initially holding a United States Treasury strip maturing on February, 2020 with a principal amount at maturity of $20,760,000. The Subordinated Securities Component will have an initial notional amount of $13,900,000 and will represent an equal initial notional amount of the Subordinated Securities represented by such Component. The initial notional amount of the Subordinated Securities to which the Subordinated Securities Component relates is included in, (and is not in addition to), the initial notional amount of the Subordinated Securities being offered on the Closing Date. The Combination Securities will not bear interest at a stated rate. The Combination Securities shall be paid distributions solely to the extent that distributions are made on the relevant underlying Components. Payments received with respect to the Components of the Combination Securities shall be applied as follows: (x) *first*, on each Payment Date, to make principal payments on the Combination Securities until the notional amount of such Combination Securities has been reduced to $1,000; (y) *then*, on each Payment Date thereafter until the Stated Maturity, to make interest payments on the Combination Securities; and (z) *then*, on the Stated Maturity, to make principal payments until the remaining notional amount of the Combination Securities is reduced to zero and the remainder to be distributed to the Combination Securities as additional interest.

If an Event of Default occurs and continues, the Trustee will disburse (i) (solely from the Treasury Strip Component Account) to the Holders of the Combination Securities, *pro rata* based on their respective shares of the Combination Securities, the Treasury Strip Component as a distribution in kind of each item in the Treasury Strip Component Account and (ii) the outstanding notional amount of the Subordinated Securities Component will be delivered *pro rata* to the Holders of the Combination Securities as Subordinated Securities (based on the outstanding notional amount of the Combination Securities, as applicable).

Redemption. With respect to the Combination Securities, on any Redemption Date on which, pursuant to the Indenture, a redemption in whole occurs, the Trustee will disburse (i) (solely from the Treasury Strip Component Account) to the Holders of the Combination Securities, *pro rata* based on their respective shares of the Combination Securities, the Treasury Strip Component as a distribution in kind of each item in the Treasury Strip Component Account and (ii) to the Holders of the Combination Securities, *pro rata* based on their respective shares of the Combination Securities, amounts payable on the Subordinated Securities Component.

If the Combination Securities are redeemed on the Stated Maturity, the Holders of the Combination Securities shall receive *pro rata* (i) the Treasury Strips (if outstanding) and (ii) amounts payable on the Subordinated Securities Component on such Stated Maturity.

Liquidation of Treasury Strip Component. On any Payment Date (other than a Redemption Date, or the Stated Maturity), at the request of the Holders of the Combination Securities, the Trustee shall liquidate, on the Business Day immediately preceding such Payment Date, the Treasury Strip Component (to the extent that such Treasury Strip Component is outstanding) in an amount equal to the amount set forth in such request by the Holders of the Combination Securities and distribute the liquidation proceeds thereof *pro rata* to the holders of the Combination Securities (based on their respective shares of the Combination Securities) on such Payment Date (or, if such liquidation proceeds are not available for distribution on such Payment Date, the Business Day after such Payment Date when such proceeds become available to the Trustee for distribution on the Combination Securities). In the event of a liquidation described in the preceding sentence, the outstanding face amount of the Treasury Strip Component will be reduced accordingly by the amount so liquidated until such outstanding face amount of the Treasury Strip Component is reduced to zero. In connection with the liquidation of the Treasury Strip (or portion thereof), the Holders of the Combination Securities, by their purchase of the Combination Securities, acknowledge and agree that (i) the Trustee may utilize any dealer, including Goldman, Sachs & Co. or an Affiliate of the Trustee, who, in each case, shall act in good faith and in a commercially reasonable manner, to accomplish the liquidation of the Treasury Strip (or portion thereof), (ii) the price obtained by the Trustee from such dealer shall be deemed to be the fair market value for the Treasury Strip (or portion thereof) and (iii) they shall have no recourse to the Trustee or such dealer in connection with such liquidation.

Exchange of Combination Securities

The Combination Securities are a single class and the Components are not separately transferable until such time as a Holder of a Combination Security shall, in accordance with the terms of the Indenture, request the exchange of such Combination Security for the underlying Subordinated Securities and Treasury Strips. None of the Subordinated Securities constituting the Subordinated Securities Component shall be separately issued, executed, authenticated, delivered or dated pursuant to the Indenture and none of the Treasury Strips shall be separately granted or delivered, except in exchange for the Components. The Components will be deemed to be included in references to the Subordinated Securities represented by such Component unless otherwise expressly excluded from any such reference.

So long as a Combination Security remains Outstanding, exchanges of a Combination Security, in whole or in part, for the Subordinated Securities and Treasury Strip Collateral represented by its Components may be made, and shall only be made, in accordance with the terms of the Indenture, subject to the minimum denomination requirements applicable to the Subordinated Securities and the Treasury Strips. A Holder of, or a Holder of a beneficial interest in, a Combination Security may exchange such interest for (a) in the case of the Subordinated Securities Component, interests in the U.S. Subordinated Securities or Regulation S Global Subordinated Securities and (b) in the case of the Treasury Strip Component, a *pro rata* share of the Treasury Strips, in each case only in accordance with the Indenture. Any Holder of the Subordinated Securities (including a Holder that received such Subordinated Securities upon exchange of a Combination Security) will not have the right to exchange such Subordinated Securities for a Combination Security.

A holder of a beneficial interest in a Combination Security represented by a U.S. Combination Security may exchange its interest for an in-kind delivery of such Holder's *pro rata* share of the Treasury Strips and interests in the U.S. Subordinated Securities by delivering to the Trustee written instructions to so exchange the interest. Upon receipt by the Trustee of exchange instructions given by the holder of such beneficial interest and such other information that the Trustee may reasonably request, the Trustee shall (a) cancel such U.S. Combination Securities, (b) cause the Issuer to issue U.S. Subordinated Securities in an amount equal to the Subordinated Securities Components being exchanged and (c) release from the Treasury Strip Component Account, such Holder's *pro rata* share of the Treasury Strips. The Trustee shall ensure that the Register is updated accordingly.

A Holder of a beneficial interest in a Combination Security represented by a Regulation S Global Combination Security may exchange such interest for an in-kind delivery of such Holder's *pro rata* share of the relevant Treasury Strips and interests in the Regulation S Global Subordinated Securities by delivering to the Trustee written instructions to so exchange the interest. Upon receipt by the Trustee of exchange instructions given by the Holder of such beneficial interest and such other information that the Trustee may reasonably request, the Trustee shall (a) cause the Euroclear or Clearstream account in relation to the Regulation S Global Combination Securities to be debited with the notional amount of the Regulation S Combination Security exchanged, (b) cause the Euroclear or Clearstream account in relation to the Regulation S Global Subordinated Securities to be increased by the notional amount of the Subordinated Securities Component being exchanged and (c) release from the Treasury Strip Component Account, such Holder's *pro rata* share of the relevant Treasury Strips. The Trustee shall ensure that the Register is updated accordingly.

The Indenture

The following summary describes certain provisions of the Indenture. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Indenture.

Events of Default. An "**Event of Default**" is defined in the Indenture as:

(a) a default in the payment, when due and payable, of any Class X-1 Note Payment Amount or interest on any Class A-1 Note, Class A-2 Note or Class B Note, or if there are no Class X-1 Notes, Class A Notes or Class B Notes Outstanding, any Class C Note, or if there are no Class X-1 Notes, Class A Notes, Class B Notes or Class C Notes Outstanding, any Class D Note, or if there are no Class X-1 Notes, Class A Notes, Class B Notes, Class C Notes or Class D Notes Outstanding, any Class E Note, which default in each case shall continue for a period of five Business Days;

(b) a default in the payment of principal or other distribution on any Secured Note at its Stated Maturity or Redemption Date (unless notice of such redemption has been timely withdrawn);

(c) the failure on any Payment Date to disburse amounts available in the Payment Account in accordance with the Priority of Payments and continuation of such failure for a period of five Business Days;

(d) as of any Measurement Date after the Initial Investment Period, so long as any Class A Notes are Outstanding, the Class A Par Value Ratio is less than 100%; *provided, however*, that, for purposes of calculating the Class A Par Value Ratio with respect to this subclause (d), the Principal Balance of any (x) Collateral Obligation (other than a Defaulted Obligation) or Eligible Investment shall be the outstanding principal amount of such Collateral Obligation or Eligible Investment and (y) Defaulted Obligation shall be its Principal Balance;

(e) a circumstance in which either of the Issuers or the pool of Collateral becomes an investment company required to be registered under the Investment Company Act;

(f) a default in the performance, in a material respect, or breach, in a material respect, of any covenant, representation, warranty or other agreement of the Issuers in the Indenture (other than a covenant or agreement which is specifically addressed elsewhere in the Indenture) (it being understood that a failure to satisfy a Collateral Quality Test, a Coverage Test, the Class E Reinvestment Test, a Concentration Limitation or, other than in connection with the purchase of a Collateral Obligation (as described under "Security for the Secured Notes—Sale of Collateral Obligations, Exchange of Defaulted Obligations and Reinvestment Criteria" below), any of the Reinvestment Criteria, does not constitute a default or breach) or in any certificate or other writing delivered pursuant hereto or in connection herewith or if any representation or warranty of the Issuers in the Indenture or in any certificate or writing delivered pursuant hereto proves to be incorrect in any material respect when made, and, in each case, the continuance of such default or breach for a period of 30 days after written notice thereof shall have been given to the Issuers and the Collateral Manager by the Trustee or to the Issuers, the Collateral Manager and the Trustee by the Holders of at least 25% of the Aggregate Outstanding Amount of the Controlling Class, specifying such default, breach or failure and requiring it to be remedied and stating that such notice is a "**Notice of Default**" under the Indenture;

(g) the entry of a decree or order by a court having competent jurisdiction adjudging either of the Issuers as bankrupt or insolvent or granting an order for relief or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of either of the Issuers under the

Bankruptcy Code, the bankruptcy or insolvency laws of the Cayman Islands (with respect to the Issuer) or any other applicable law, or appointing a receiver, liquidator, assignee, or sequestrator (or other similar official) of either of the Issuers or of any substantial part of its property, or ordering the winding up or liquidation of its affairs; or an involuntary case or proceeding shall be commenced against either of the Issuers seeking any of the foregoing and such case or proceeding shall continue in effect for a period of 60 consecutive days; or

(h) the institution by either of the Issuers of proceedings to be adjudicated as bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by either of the Issuers of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Code, the bankruptcy and insolvency laws of the Cayman Islands (with respect to the Issuer) or any other applicable law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of either of the Issuers or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of any action by either of the Issuers in furtherance of any such action.

If an Event of Default shall have occurred and be continuing, the Trustee may, by notice to the Issuers or shall, at the direction of a Majority of the Controlling Class by notice to the Issuers (and the Trustee shall in turn provide notice to the Holders of all Securities then Outstanding), subject to the Indenture, simultaneously declare (i) with respect to the Secured Notes (other than the Class X Notes), the principal of and accrued and unpaid interest on such Securities and (ii) with respect to the Class X Notes, any accrued and unpaid Class X-1 Note Payment Amount and Class X-2 Note Payment Amount, in each case, to be accelerated (in the case of the Secured Notes other than the Class X Notes) and immediately due and payable (except that, in the case of an Event of Default described in subclause (d), (g) or (h) above, such an acceleration will occur automatically and shall not require any action by the Trustee or any Securityholder).

At any time after such a declaration of acceleration of the Stated Maturity of the Secured Notes has been made and before a judgment or decree for payment of the money due has been obtained or received by the Trustee as provided in accordance with the terms of the Indenture, a Majority of the Controlling Class, by written notice to the Issuers and the Trustee, may rescind and annul such declaration and its consequences if:

(a) the Issuer or the Co-Issuer has paid or deposited with the Trustee a sum sufficient to pay, and shall pay:

(i) all overdue installments of interest on, principal of and any other distributions to the Secured Notes (other than amounts due solely as a result of such acceleration);

(ii) to the extent that payment of such interest is lawful, interest upon any Deferred Interest and Defaulted Interest at the applicable Note Interest Rates;

(iii) all unpaid taxes and Administrative Expenses and other sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsel; and

(iv) all amounts then due and payable to any Hedge Counterparty; and

(b) the Trustee has determined (based on evidence reasonably satisfactory to the Trustee) that either (1) all Events of Default, other than the non-payment of interest on, principal of or any other distribution to the Secured Notes that have become due solely by such acceleration, have been cured and a Majority of the Controlling Class by written notice to the Trustee has agreed with such determination or (2) a Majority of the Controlling Class by written notice to the Trustee has waived such Event of Default as provided in the Indenture;

provided, however, that a declaration of acceleration of the Stated Maturity of the Secured Notes and its consequences may not be rescinded and annulled if the Trustee, upon direction by a Majority of the Controlling Class, has commenced selling or liquidating the Collateral or has instituted Proceedings in furtherance thereof pursuant to the Indenture.

If an Event of Default shall have occurred and be continuing and an acceleration has occurred, the Trustee shall retain the Collateral, collect and cause the collection of the proceeds thereof and make and apply all payments and deposits in the manner described under "Description of the Securities—Priority of Payments" unless:

(a) the Trustee determines as set forth in the Indenture, and a Majority of the Controlling Class agrees with such determination, that the anticipated proceeds of a sale or liquidation of the Collateral (after deducting the expenses of such sale or liquidation) would be sufficient to pay in full the sum of:

(i) the principal and accrued interest and other distributions with respect to all the Outstanding Secured Notes,

(ii) (A) all Administrative Expenses described in "Description of the Securities—Priority of Payments—Interest Proceeds"; (B) the net amount, if any, then payable to Hedge Counterparties by the Issuer upon termination of the Hedge Agreements; and (C) all other items prior in the Priority of Payments to payments on the Secured Notes, and

(iii) up to 15% of the sum of the amounts described in subclause (i) and (ii) above (which percentage will be determined pursuant to the terms of the Indenture); or

(b) Holders of at least 66⅔% of the Aggregate Outstanding Amount of each Class of Secured Notes other than the Class X Notes (each Class voting separately), subject to the terms and conditions set forth in the Indenture, direct the sale and liquidation of the Collateral.

Notwithstanding any provision to the contrary contained herein, if an Event of Default should occur and be continuing, the Trustee will make payments to the Holders of the Securities only in the manner described in "Description of the Securities—Priority of Payments", except that if acceleration has occurred in accordance with the terms of the Indenture, or if a Payment Default has occurred and has not been cured or waived, no payment or other distribution shall be payable on any Class of Securities until the Aggregate Outstanding Amount all Classes of Securities that are senior to such Class of Securities, if any, have been repaid in full.

A Majority of the Controlling Class will have the right to direct the Trustee in the conduct of any proceedings or in the sale of any or all of the Collateral, but only if (i) such direction will not conflict with any rule of law or the Indenture (including the limitations described in the paragraph above) and (ii) the Trustee determines that such action will not involve it in liability (unless the Trustee has, in its opinion, received indemnity satisfactory to it against any such liability).

Pursuant to the Indenture, as security for the payment by the Issuer of the compensation and expenses of the Trustee and any sums the Trustee may be entitled to receive as indemnification by the Issuer, the Issuer has granted the Trustee a senior lien on the Collateral, which is senior to the lien of the Holders of the Secured Notes on the Collateral. The Trustee's lien is exercisable by the Trustee only if the Secured Notes have become due and payable following an Event of Default and such acceleration has not been rescinded or annulled.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in the event that an Event of Default occurs and is continuing, the Trustee is under no obligation to exercise any of the rights or powers under the Indenture at the request of any Holders of Securities, unless such Holders have offered to the Trustee security or indemnity reasonably satisfactory in the opinion of the Trustee. A Majority of the Controlling Class may, in certain cases, waive any default with respect to such Securities, except (i) a Payment Default or (ii) a default in respect of a covenant or provision of the Indenture that cannot be modified or amended without the waiver or consent of the Holder of each Outstanding Security adversely affected thereby.

No Securityholder will have the right to institute any proceeding with respect to the Indenture unless (i) such Holder previously has given to the Trustee written notice of a continuing Event of Default; (ii) except in the case of a default in the payment of principal or interest, the Holders of at least 25% of the Aggregate Outstanding Amount of the Controlling Class have made a written request upon the Trustee to institute such proceedings in its own name as Trustee and such Holders have offered the Trustee indemnity satisfactory to it; (iii) the Trustee has for 30 days failed to institute any such proceeding; and (iv) no direction inconsistent with such written request has been given to the Trustee during such 30-day period by a Majority of the Controlling Class.

See "Glossary of Defined Terms—Outstanding" for determining whether the Holders of the requisite percentage of Securities have given any direction, notice or consent.

Notices. Notices to the Holders of the Securities shall be given by first class mail, postage prepaid, to each Holder at the address appearing in the Register. In addition, for so long as any Offered Securities are listed on the ISE and so long as the guidelines of such Exchange so require, notices to the Holders of the Securities shall also be published by an announcement to the Companies Announcement Office of the ISE.

Modification of Indenture. The Issuers and the Trustee may enter into one or more supplemental indentures without obtaining the consent of Holders of the Securities if either: (x) such supplemental indenture would have no material adverse effect on any of the Holders of the Securities, as evidenced by an officer's certificate of the Collateral Manager on behalf of the Issuer or an opinion of counsel, or (y) such supplemental indenture is for any of the following purposes, as evidenced by an officer's certificate of the Collateral Manager on behalf of the Issuer or an opinion of counsel:

(i) to evidence the succession of any person to either the Issuer or Co-Issuer and the assumption by any such successor of the covenants of the Issuer or Co-Issuer in the Securities and the Indenture;

(ii) to add to the covenants of the Issuers or the Trustee for the benefit of the Holders of the Securities or to surrender any right or power conferred upon the Issuers;

(iii) to convey, transfer, assign, mortgage or pledge any property to or with the Trustee, or add to the conditions, limitations or restrictions on the authorized amount, terms and purposes of the issue, authentication and delivery of the Securities;

(iv) to evidence and provide for the acceptance of appointment by a successor trustee and to add to or change any of the provisions of the Indenture as shall be necessary to facilitate the administration of the trusts under the Indenture by more than one trustee;

(v) to correct or amplify the description of any property at any time subject to the lien of the Indenture, or to correct, amplify or otherwise improve upon any pledge, assignment or conveyance to the Trustee of any property subject to or required to be subject to the lien of the Indenture (including, without limitation, any and all actions necessary or desirable as a result of changes in applicable law or regulations) or to cause any additional property to be subject to the lien of the Indenture;

(vi) to modify the restrictions on and procedures for resales and other transfers of Securities to reflect any changes in applicable law or regulation (or the interpretation thereof) or to enable the Issuers to rely upon any exemption from registration under the Securities Act or the Investment Company Act or to remove restrictions on resale and transfer to the extent not required thereunder;

(vii) to otherwise correct any inconsistency or mistake or cure any ambiguity (a) arising under the Indenture or (b) in connection with the Offering Circular or any other transaction document;

(viii) to take any action necessary or advisable to prevent the Issuer or the Trustee from becoming subject to withholding or other taxes, fees or assessments or to prevent the Issuer from being treated as engaged in a United States trade or business or otherwise being subject to United States federal, state or local income tax on a net income basis;

(ix) to facilitate the issuance of additional Securities pursuant to the Indenture;

(x) to modify certain representations and warranties relating to the Trustee's security interest in the Collateral;

(xi) to facilitate (A) the admission to trading of any of the Securities on any exchange and/or (B) compliance with the guidelines of such exchange;

(xii) to facilitate the issuance of combination securities or other similar securities;

(xiii) to change the minimum denomination of the Securities, but in no event may denominations be less than the amount of the Dollar equivalent of €50,000;

(xiv) to facilitate securities lending (provided that no Securityholders are materially adversely affected thereby);

(xv) to accommodate the acquisition of Synthetic Securities so long as the related changes are administrative or mechanical in nature;

(xvi) to accommodate the issuance of any Securities in book-entry form through the facilities of DTC or otherwise;

(xvii) to amend the definition of "Eligible Investments" to include such other Eligible Investments that S&P has confirmed in writing to the Trustee or the Collateral Manager at the time of investment therein will not cause it to reduce or withdraw its then current rating of any Class of Secured Notes;

(xviii) to reflect changes to the rating methodologies of the Rating Agencies;

(xix) to take any action necessary or advisable in the reasonable judgment of the Issuer or the Collateral Manager for the Issuer to comply with the Transparency Directive or to permit the Issuers to de-list any listed Class of Securities in accordance with the Indenture;

(xx) to evidence any waiver by any Rating Agency as to any requirement or condition, as applicable, of the Rating Agency in the Indenture;

(xxi) to facilitate Hedging Agreements;

(xxii) to modify any provision to facilitate an exchange of one security for another security of the same issuers that has substantially identical terms except transfer restrictions, including to effect any serial designation relating to the exchange; and

(xxiii) with the consent in writing of the Collateral Manager, and upon certification in writing from, the Collateral Manager:

1. to modify the restrictions on the sales of the Collateral Obligations (and the related definitions); and

2. to enter into any additional agreement not expressly prohibited by the Indenture as well as any amendment, modification, or waiver;

provided, that, in each of sub-clauses 1. and 2. above in this item (xxiii), the Issuer has determined that the amendment, modification, supplemental indenture or waiver would not be materially adverse to holders of any Class of Securities.

The Issuer and Trustee may rely upon an officer's certificate of the Collateral Manager or an opinion of counsel (which may be supported as to factual (including financial and capital) matters by an officer's certificate of the Collateral Manager and other documents necessary or advisable in the judgment of counsel delivering the opinion) provided to the Trustee by the party requesting such amendment, as to whether or not the Holders of Securities would be materially adversely affected by any supplemental indenture (after giving notice of such change to the Holders of Securities), and such determination shall be conclusive on all present and future Holders. In executing any such supplemental indenture, the Trustee shall be entitled to rely upon an opinion of counsel.

The Issuers and the Trustee may also enter into one or more supplemental indentures, without obtaining the consent of Holders of the Secured Notes, whether or not adversely affected thereby, but with the consent of a Majority of the Subordinated Securities and the Collateral Manager, so long as both the S&P Rating Condition and the Moody's Rating Condition have been satisfied, for any of the following purposes:

(i) to change any of the components of the Ratings Matrix;

(ii) to change the Moody's Minimum Weighted Average Recovery Rate Test; or

(iii) to change the S&P Minimum Weighted Average Recovery Rate Test.

With the consent of a Majority of the Outstanding Securities of each Class of Securities materially and adversely affected thereby, the Trustee and the Issuers may execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture or modify in any manner the rights of the Holders of the Securities; *provided* that, without the consent of each Holder of each Outstanding Security of each Class adversely affected thereby, no supplemental indentures may be entered into which (such changes or modifications described in this paragraph, including items (i) – (x) below, "**Special-Permission Changes**"):

(i) change the Stated Maturity of the principal of any Secured Note, or the date on which any installment of principal or interest or other distribution on any Secured Note is due and payable, or the date of any scheduled distribution on the Subordinated Securities, reduce the principal amount of any Secured Note or the Note Interest Rate or the redemption price with respect to any Secured Note, change the earliest specified date on which any Security may be redeemed, change the provisions of the Indenture for the application of Proceeds of any Collateral to the payment of principal of or interest or other distribution on the Secured Notes or to the payment of distributions on the Subordinated Securities or change any place where, or the coin or currency in which, any Secured Note or the principal thereof or interest or other distributions thereon is payable or any Subordinated

Security or distributions thereon are payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption of a Security, on or after the applicable Redemption Date of such Security) or change the provisions of the Indenture for the application of the Treasury Strips to Holders of the Treasury Strip Component;

(ii) reduce the percentage of the Aggregate Outstanding Amount of Securities of each Class the consent of the Holders of which is required for the authorization of any such supplemental indenture, or the consent of the Holders of which is required for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences;

(iii) impair or adversely affect the Collateral except as otherwise permitted by the Indenture;

(iv) except as expressly provided in the Indenture and other than the lien of the Indenture, permit the creation of any lien with respect to any part of the Collateral or terminate such lien on any property at any time subject thereto or deprive any Holder of a Secured Note or any Secured Party of the security afforded by the lien of the Indenture;

(v) reduce the percentage of Holders of the Secured Notes of each Class whose consent is required to request the Trustee to preserve the Collateral or rescind the Trustee's election to preserve the Collateral or to sell or liquidate the Collateral pursuant to the Indenture;

(vi) modify any of the provisions of the Indenture with respect to the percentage of Outstanding Securities whose Holders' consent is required for any Special-Permission Change except (a) to increase such percentage or (b) to provide that other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security adversely affected thereby;

(vii) modify the definition in the Indenture of the term "Outstanding";

(viii) modify any of the provisions of the Indenture in such a manner as to (a) affect the calculation of the amount of any payment of interest or other distribution on or principal of any Secured Note, (b) modify any amount distributable to the Holders of the Subordinated Securities on any Payment Date or on the Stated Maturity or (c) affect the right of the Holders of the Securities to the benefit of any provisions for the redemption of the Securities contained therein;

(ix) amend any provision of the Indenture or any other agreement entered into by the Issuer with respect to the transactions contemplated hereby relating to the institution of proceedings for the Issuer or the Co-Issuer to be adjudicated as bankrupt or insolvent, or the consent of the Issuer or the Co-Issuer to the institution of bankruptcy or insolvency proceedings against it, or the filing with respect to the Issuer or the Co-Issuer of a petition or answer or consent seeking reorganization, arrangement, moratorium or liquidation proceedings, or other proceedings under the Bankruptcy Code or any similar laws, or the consent of the Issuer or the Co-Issuer to the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Issuer or the Co-Issuer or any substantial part of its property, respectively; or

(x) amend any limited recourse provision of the Indenture or any limited recourse provision of any other agreement entered into by the Issuer or the Co-Issuer with respect to the transactions contemplated hereby (which limited recourse provision provides that the obligations of the Issuer or the Co-Issuer, as the case may be, are limited recourse obligations of the Issuer or the Co-Issuer, as the case may be, payable solely from the

Collateral or, in the case of the Treasury Strip Component of the Combination Securities, the Treasury Strips, in accordance with the terms of the Indenture).

Unless the Collateral Manager has been given prior written notice of such amendment and has consented thereto in writing, no supplemental indenture may (a) affect the obligations or rights of the Collateral Manager including, without limitation, modifying the restrictions on the purchases or sales of Collateral Obligations or the Eligibility Criteria, the Collateral Quality Tests, the Coverage Tests or the Concentration Limitations or expanding or restricting the Collateral Manager's discretion or (b) affect the amount or priority of any fees or other amounts payable to the Collateral Manager under the Collateral Management Agreement and the Indenture.

Under the Indenture, in connection with any supplemental indenture, the Trustee will, for so long as the Secured Notes are Outstanding and, except for the Class X Notes, rated by the Rating Agencies, mail a copy of any proposed supplemental indenture to the Rating Agencies not later than 15 Business Days prior to the execution of such proposed supplemental indenture, and no such proposed supplemental indenture shall be entered into unless S&P shall confirm in writing that such proposed supplemental indenture would not cause the rating of any Class of Secured Notes to be reduced or withdrawn.

Additional Issuance. The Indenture will provide that additional Securities of all existing Classes of Securities (other than the Class X Notes and the Combination Securities) may be issued and the Issuer may use the proceeds to purchase additional Collateral Obligations and, if applicable, enter into related Hedge Agreements if the following conditions are satisfied:

(a) such additional issuances may not exceed 50% in the aggregate of the original principal or notional amount of each applicable Class of Securities;

(b) such additional Securities must be issued for a cash sales price;

(c) additional Securities of the existing Secured Notes must be issued in a *pro rata* amount (based on the then Aggregate Outstanding Amount of each Class of Securities);

(d) the terms (other than the date of issuance, the issue price, the CUSIP and the date from which interest will accrue or, in the case of the Subordinated Securities, the date from which the Holders of Subordinated Securities are entitled to receive Interest Proceeds and Principal Proceeds as distributions thereon) of such additional Securities must be identical to the terms of the previously issued Securities of the Class of which such additional Securities, as applicable, are a part;

(e) the Moody's Rating Condition and the S&P Rating Condition must be satisfied with respect to such additional issuance and the rating on each Class of Secured Notes is no lower than the rating on such Class on the Closing Date;

(f) the Holders of the Subordinated Securities shall have been notified in writing at least 30 days prior to such issuance and shall have been afforded the first opportunity to purchase additional Subordinated Securities in an amount equal to the percentage of the Aggregate Outstanding Amount of Subordinated Securities each Holder held immediately prior to such issuance (the "**Subordinated Securities Anti-Dilution Percentage**") of such additional Subordinated Securities and on the same terms offered to investors generally (which right to purchase additional Subordinated Securities shall expire if not exercised prior to the end of business on the date five Business Days prior to the issuance of such additional Subordinated Securities);

(g) the Collateral Manager shall have consented to such additional issuance;

(h) an opinion of counsel will be delivered to the Trustee to the effect that none of the Issuer, the Co-Issuer or the pool of Collateral will be required, as a result of such issuance, to be registered as an investment company under the Investment Company Act;

(i) an opinion of tax counsel of nationally recognized standing in the United States experienced in such matters must be delivered to the Trustee to the effect that (x) such additional issuance will not result in the Issuer becoming subject to U.S. federal income taxation with respect to its net income, (y) such additional issuance would not cause Holders or beneficial owners of the Securities previously issued to be deemed to have sold or exchanged such Securities under Section 1001 of the Code and (z) any additional Class A Notes, Class B Notes, Class C Notes or Class D Notes will be debt for U.S. federal income tax purposes;

(j) such additional Securities shall be issued in a manner that will allow the Issuer to accurately provide the information described in United States Treasury Regulation Section 1.1275-3(b)(1)(i) if such additional securities are not publicly offered and are issued with original issue discount within the meaning of such regulation;

(k) any Administrative Expenses incurred with respect to such issuance will be paid from the proceeds of such issuance; and

(l) the Collateral Manager on behalf of the Issuer shall deliver an officer's certificate to the Trustee certifying that the conditions precedent to such issuance set forth under this section "—Additional Issuance" have been satisfied.

In addition, the Issuer may issue and sell additional Subordinated Securities (without issuing additional Secured Notes of any Class) if (x) the Issuer is directed to do so by more than 55% of the Holders of the Subordinated Securities and (y) the following conditions are satisfied:

(a) the subordination terms of such Subordinated Securities must be identical to the terms specified in the Indenture;

(b) the dates on which such additional Subordinated Securities receive any distribution from the Issuer must be the same dates as all other Subordinated Securities;

(c) each other term of such Subordinated Securities (other than the issue price and CUSIP thereof and the date from which the Holders of the Subordinated Securities are entitled to receive Interest Proceeds and Principal Proceeds as distributions thereon) must be no more favorable to the purchasers thereof than the corresponding term of the previously issued Subordinated Securities;

(d) such additional Subordinated Securities must be issued for a cash sales price;

(e) the Holders of the Subordinated Securities and each Rating Agency shall have been notified in writing at least 30 days prior to such issuance and the Holders of the Subordinated Securities shall have been afforded the first opportunity to purchase additional Subordinated Securities in an amount equal to the Subordinated Securities Anti-Dilution Percentage of such additional Subordinated Securities and on the same terms offered to investors generally (which right to purchase additional Subordinated Securities shall expire if not exercised prior to the end of business on the date five Business Days prior to the issuance of such additional Subordinated Securities);

(f) the Collateral Manager shall have consented to such additional issuance;

(g) an opinion of counsel must be delivered to the Trustee to the effect that none of the Issuer, the Co-Issuer or the pool of Collateral will be required, as a result of such issuance, to be registered as an investment company under the Investment Company Act;

(h) an opinion of tax counsel of nationally recognized standing in the United States experienced in such matters must be delivered to the Trustee to the effect that (x) such additional issuance will not result in the Issuer becoming subject to U.S. federal income taxation with respect to its net income and (y) such additional issuance would not cause Holders or beneficial owners of the Securities previously issued to be deemed to have sold or exchanged such Securities under Section 1001 of the Code

(i) the Collateral Manager on behalf of the Issuer shall deliver an officer's certificate to the Trustee certifying that the conditions precedent to such issuance set forth under this section "—Additional Issuance" have been satisfied; and

(j) any Administrative Expenses incurred with respect to such issuance will be paid from the proceeds of such issuance.

The proceeds from such additional issuance of Securities shall be applied in accordance with the time period and in the manner set forth below.

	When Proceeds from Additional Issuances of Securities can be used	
Issuance occurs prior to the end of the Reinvestment Period	At or before the end of the Reinvestment Period.	
Issuance occurs after the Reinvestment Period	At or before the end of the related Investment Due Period.	
	How Proceeds from Additional Issuances of Securities can be used	
	Additional Issuance of Secured Notes and Subordinated Securities	**Additional Issuance of Subordinated Securities only**
If there is an Effective Date Ratings Downgrade Event	On any Determination Date after the Effective Date Ratings Downgrade Event, treat as Principal Proceeds and apply in accordance with "—Priority of Payments—Principal Proceeds"	On any Determination Date after the Effective Date Ratings Downgrade Event, treat as Interest Proceeds or Principal Proceeds and apply in accordance with "—Priority of Payments—Interest Proceeds" or "—Priority of Payments—Principal Proceeds" unless previously invested in Collateral Obligations

Any Determination Date on which any of the Par Value Tests are not satisfied, or on any Determination Date on or after the Second Determination Date on which any of the Interest Coverage Tests are not satisfied	Treat as Principal Proceeds and apply in accordance with "—Priority of Payments—Principal Proceeds".	Treat as Interest Proceeds or Principal Proceeds at the Collateral Manager's discretion and apply in accordance with "—Priority of Payments—Interest Proceeds" or "—Priority of Payments—Principal Proceeds" unless previously invested in Collateral Obligations.
In all other cases	Invest in additional Collateral Obligations or additional Hedge Agreements, and, to the extent not invested in accordance with the time period set forth in the preceding table, treat such proceeds as Principal Proceeds and apply in accordance with "—Priority of Payments—Principal Proceeds".	At the Collateral Manager's discretion: (i) invest in additional Collateral Obligations or additional Hedge Agreements; or (ii) treat as Interest Proceeds and apply in accordance with "—Priority of Payments—Interest Proceeds" However, to the extent the Collateral Manager does not elect to apply the proceeds as set forth in (i) or (ii) above in accordance with the time period set forth in the preceding table, treat such proceeds as Principal Proceeds and apply in accordance with "—Priority of Payments—Principal Proceeds".

In connection with any additional issuance of Securities, the Issuer shall, to the extent required by the guidelines thereof, provide the ISE with a Prospectus or an Offering Circular Supplement, relating to such additional Securities.

In addition, each additional issuance of Subordinated Securities shall be issued as a separate subclass of Subordinated Securities. In connection with the issuance of such subclass of Subordinated Securities, the Issuer shall designate whether the applicable subclass will be an "Included Subclass" or an "Excluded Subclass". For the avoidance of doubt, the Subordinated Securities issued on the Closing Date will be deemed an Included Subclass.

Jurisdictions of Incorporation. Under the Indenture, the Issuer and the Co-Issuer will be required to maintain their rights and franchises as a company and a corporation incorporated under the laws of the Cayman Islands and the State of Delaware, respectively, to comply with the provisions of their respective organizational documents and to obtain and preserve their qualification to do business as foreign corporations in each jurisdiction in which such qualifications are or shall be necessary to protect the validation and enforceability of the Indenture, the Securities or any of the Collateral; *provided, however,* that the Issuer shall be entitled to change its jurisdiction of incorporation from the Cayman Islands to any other jurisdiction reasonably selected by the Issuer and approved by the ordinary shareholder of the Issuer, so long as (a) such change is not disadvantageous in any material respect to the Issuer, the Holders of any Class of Securities or the Collateral Manager; (b) written notice of such change shall have been given by the Issuer to the Trustee, the Holders, the Collateral Manager and each of the Rating Agencies at least 30 Business Days prior to such change of jurisdiction and (c) on or prior to the 15th

Business Day following such notice the Trustee shall not have received written notice from a Majority of the Controlling Class objecting to such change.

Petitions for Bankruptcy. The Indenture will provide that neither (i) the Trustee, in its own capacity or on behalf of any Securityholder, nor (ii) the Securityholders may, prior to the date which is one year and one day (or, if longer, the applicable preference period) after the payment in full of all Securities institute against, or join any other person in instituting against, the Issuer or Co-Issuer any bankruptcy, reorganization, arrangement, moratorium or liquidation proceedings, or other proceedings under Cayman Islands, United States federal or state bankruptcy or similar laws.

Satisfaction and Discharge of the Indenture. The Indenture will be discharged with respect to the Collateral upon delivery to the Trustee for cancellation of all of the Securities, or, within certain limitations (including the obligation to pay principal and interest), upon deposit with the Trustee of funds sufficient for the payment or redemption thereof and the payment by the Issuers of all other amounts due under the Indenture.

Trustee. Deutsche Bank Trust Company Americas will be the Trustee under the Indenture for the Securities. The Issuers and their Affiliates may maintain other banking relationships in the ordinary course of business with the Trustee. The payment of the fees and expenses of the Trustee relating to the Securities is solely the obligation of the Issuers. The Trustee and/or its Affiliates may receive compensation in connection with the Trustee's investment of trust assets in certain Eligible Investments as provided in the Indenture and in connection with the Trustee's administration of any securities lending activities of the Issuer.

The Indenture contains provisions for the indemnification of the Trustee for any loss, liability or expense incurred without negligence, willful misconduct or bad faith on its part, arising out of or in connection with the acceptance or administration of the Indenture.

The Trustee may resign at any time by giving written notice thereof to the Issuers, the Securityholders, the Collateral Manager and each of the Rating Agencies. The Trustee may be removed at any time (i) by a Majority of the Secured Notes, (ii) when an Event of Default has occurred and is continuing, by a Majority of the Controlling Class, or (iii) by a court of competent jurisdiction under the conditions set forth in the Indenture. No resignation or removal of the Trustee will become effective until a successor Trustee has accepted its appointment.

Reports Prepared Pursuant to the Indenture. Upon the written request in the form of Exhibit A hereto, any Securityholder may request that the Trustee provide to such Securityholder the monthly reports and certain other reports prepared by or on behalf of the Issuer in accordance with the Indenture.

Governing Law. The Indenture and the Securities will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed therein without regard to the conflict of laws principles thereof.

USE OF PROCEEDS

The aggregate net proceeds of the offering of the Securities are expected to equal approximately $403,100,000 (after paying fees and expenses relating to the offering of the Securities). Approximately $367,500,000 of such net proceeds will be used by the Issuer to satisfy the Issuer's obligations under certain warehouse arrangements with respect to a portfolio of Collateral Obligations acquired during the Accumulation Period satisfying the Eligibility Criteria, to deposit an amount equal to the Expense Reserve Amount in the Expense Reserve Account, to deposit into the Revolving Credit Facility Reserve Account an amount equal to the Future Drawdown Amount, if any, to pay certain fees in connection with the structuring and offering of the Securities and to acquire the Treasury Strips. The remaining net proceeds, constituting approximately $35,600,000, will be invested in Eligible Investments, and such proceeds may be used until the end of the Reinvestment Period to purchase additional Collateral Obligations and to enter into any Hedge Agreements, if necessary, in each case as described herein.

On or after the Effective Date (but prior to the initial Payment Date), so long as the Minimum Par Value Ratio is satisfied, the Collateral Manager may, in its sole discretion, instruct the Trustee in writing to utilize up to $1,500,000 of Principal Proceeds and unused proceeds of the offering of the Securities for application as either Interest Proceeds or Principal Proceeds in accordance with the Priority of Payments and/or transfer to the Discretionary Reserve Account for future application of such funds as either Interest Proceeds or Principal Proceeds in accordance with the Priority of Payments, in each case on or before the Payment Date in April 2008. See "Security for the Secured Notes—Principal Collection Account" and "—Discretionary Reserve Account."

RATING OF THE SECURITIES

It is a condition to the issuance of the Securities that the Secured Notes of each Class (other than the Class X Notes) receive from the Rating Agencies the minimum rating indicated under "Summary—The Offering". A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. None of the Class X Notes, the Subordinated Securities or the Combination Securities will be rated by any credit rating agency.

SECURITY FOR THE SECURED NOTES

Under the terms of the Indenture, the Issuer will grant to the Trustee, for the benefit of the Holders of the Secured Notes and certain other parties but not the Holders of the Subordinated Securities, a perfected security interest in the Collateral, including the Collateral Obligations, that is of first priority, free of any adverse claim or the legal equivalent thereof, as applicable, to secure the Issuer's obligations under the Indenture, the Secured Notes and each Hedge Agreement. The Subordinated Securities are not secured.

Purchase of Collateral Obligations

It is expected that, by the Closing Date, the Issuer will have purchased, or entered into agreements to purchase, with the net proceeds of the issuance of the Securities, a portfolio of Collateral Obligations selected by the Collateral Manager constituting approximately 94% of the Aggregate Principal Amount of Collateral Obligations to be purchased by the Issuer representing approximately $365,000,000 in Aggregate Principal Amount of Collateral Obligations.

On or prior to the 10th Business Day after the Interim Targets Date, the Collateral Manager shall submit to Moody's (with a copy to the Trustee) (x) a statement showing compliance with the Interim Targets, or (y) if the Interim Targets are not satisfied, a plan certified by the Collateral Manager as sufficient, in its judgment, to attain compliance as of the Effective Date with each of the Collateral Quality Tests (other than the S&P CDO Monitor Test), the Par Value Tests, the Minimum Par Value Ratio and the Concentration Limitations.

At the Effective Date, the Aggregate Principal Amount of the Collateral Obligations and the amount of cash and Eligible Investments deposited in the Issuer Accounts are expected to be approximately $387,500,000.

An obligation will be eligible for purchase by the Issuer if it meets the Eligibility Criteria. See "Summary—Collateral Obligations".

The Collateral Quality Tests

The **"Collateral Quality Tests"** will consist of the Diversity Test, the Maximum Rating Factor Test, the Minimum Weighted Average Coupon Test, the Maximum Average Life Test, the Moody's Minimum Weighted Average Recovery Rate Test, the S&P Minimum Weighted Average Recovery Rate Test and the S&P CDO Monitor Test.

On and after the Effective Date, measurement of the degree of compliance with the Collateral Quality Tests will be required as of each Measurement Date.

The values at which each of the Collateral Quality Tests is satisfied and the expected value of each Collateral Quality Test upon the Effective Date are set forth in the table presented under "Summary—Collateral Quality Tests".

Ratings Matrix. Subject to the provisions provided below, the Collateral Manager will have the option to elect which combination of Maximum Rating Factor, Minimum Weighted Average Spread and Minimum Diversity set forth in the Ratings Matrix shall be applicable for purposes of the Diversity Test, the Minimum Weighted Average Coupon Test and the Maximum Rating Factor Test. On the Effective Date, the Collateral Manager will be required to elect which "row/column combination" shall apply initially. Thereafter, on two Business Days' written notice to the Trustee and Moody's, the Collateral Manager may elect to have a different "row/column combination" apply. In no event will the Collateral Manager be obligated to elect to have a different "row/column combination" apply.

Diversity Test. The **"Diversity Test"** is a test that will be satisfied if, as of any Measurement Date, the Diversity Score (rounded to the nearest whole number) equals or exceeds the number set forth in the column entitled "Minimum Diversity" in the Ratings Matrix based upon the "row/column combination" chosen by the Collateral Manager as currently applicable to the Collateral Obligations in accordance with the Indenture. For purposes of the Diversity Test, (a) any Synthetic Security that has a single underlying Reference Obligor shall be included as a Collateral Obligation having the characteristics of the Reference Obligation and not of the Synthetic Security, and any Synthetic Security that has more than one underlying Reference Obligor shall not be included in the Diversity Test, (b) any Collateral Obligation loaned to a Securities Lending Counterparty shall be included in the Diversity Test so long as such Securities Lending Counterparty is not in default under the related agreement governing the loan of such Collateral Obligations (a "**Securities Lending Agreement**") and (c) any CDO Security that is a collateralized loan obligation shall be excluded from the Diversity Test.

Maximum Rating Factor Test. The **"Maximum Rating Factor Test"** will be satisfied as of any Measurement Date if the Moody's Weighted Average Rating Factor of the Collateral Obligations is equal to or less than the number set forth in the column entitled "Maximum Rating Factor" in the Ratings Matrix based upon the "row/column combination" chosen by the Collateral Manager as currently applicable to the Collateral Obligations in accordance with the Indenture. For purposes of the Maximum Rating Factor Test, (a) unless otherwise specified, a Synthetic Security shall be included as a Collateral Obligation having a Moody's Rating Factor determined as described under "Security for the Secured Notes—Certain Matters Relating to Synthetic Securities" and having the other characteristics of the Synthetic Security (and not of the Reference Obligations) and (b) any Collateral Obligation loaned to a Securities Lending Counterparty shall be included in the Maximum Rating Factor Test so long as such Securities Lending Counterparty is not in default under the related Securities Lending Agreement.

Maximum Average Life Test. The "**Maximum Average Life Test**" will be satisfied if, as of any Measurement Date, the Weighted Average Life of the Collateral Obligations is less than or equal to the number of years applicable to the period in which such Measurement Date occurs, as set forth in a schedule to the Indenture. On the Effective Date, the Maximum Average Life Test shall be met if the Weighted Average Life of the Collateral Obligations is 9.5 years or less.

Minimum Weighted Average Coupon Test. The "**Minimum Weighted Average Coupon Test**" will be satisfied if, as of any Measurement Date, the Weighted Average Fixed Rate Coupon as of such Measurement Date equals or exceeds the Minimum Weighted Average Fixed Rate Coupon and the Weighted Average Spread as of such Measurement Date equals or exceeds the Minimum Weighted Average Spread; *provided* that any Gross Fixed Rate Excess may be used to help satisfy the Minimum Weighted Average Spread, and any Gross Spread Excess may be used to help satisfy the Minimum Weighted Average Fixed Rate Coupon.

The "**Minimum Weighted Average Fixed Rate Coupon**" as of any Measurement Date will equal 7.50% with respect to all Fixed Rate Collateral Obligations.

The "**Minimum Weighted Average Spread**" as of any Measurement Date will equal or be greater than the percentage set forth in the row entitled "Minimum Weighted Average Spread" in the Ratings Matrix set forth in "Summary—Collateral Quality Tests" based upon the "row/column combination" chosen by the Collateral Manager as currently applicable to the Collateral Obligations in accordance with the terms of the Indenture.

Moody's Minimum Weighted Average Recovery Rate Test. The "**Moody's Minimum Weighted Average Recovery Rate Test**" will be satisfied as of any Measurement Date if the Moody's Weighted Average Recovery Rate is equal to or greater than the percentage set forth in "Summary—Collateral Quality Tests".

S&P Minimum Weighted Average Recovery Rate Test. The "**S&P Minimum Weighted Average Recovery Rate Test**" will be satisfied as of any Measurement Date if the S&P Weighted Average Recovery Rate determined with respect to each Class of Secured Notes (other than the Class X Notes) is equal to or greater than the respective percentages set forth in "Summary—Collateral Quality Tests".

S&P CDO Monitor Test. The "**S&P CDO Monitor Test**" will be satisfied as of any Measurement Date after the Effective Date if, after giving effect to any purchase or sale (or both, if applicable) of a Collateral Obligation, as the case may be, each of the Class A Loss Differential, the Class B Loss Differential, the Class C Loss Differential, the Class D Loss Differential and the Class E Loss Differential of the Proposed Portfolio is positive. The S&P CDO Monitor Test will be considered to be improved if the Class A Loss Differential of the Proposed Portfolio is greater than the Class A Loss Differential of the Current Portfolio, the Class B Loss Differential of the Proposed Portfolio is greater than the Class B Loss Differential of the Current Portfolio, the Class C Loss Differential of the Proposed Portfolio is greater than the Class C Loss Differential of the Current Portfolio, the Class D Loss Differential of the Proposed Portfolio is greater than the Class D Loss Differential of the Current Portfolio and the Class E Loss Differential of the Proposed Portfolio is greater than the Class E Loss Differential of the Current Portfolio. For the calculation of the Class A Loss Differential, the Class B Loss Differential, the Class C Loss Differential, the Class D Loss Differential and the Class E Loss Differential, the appropriate S&P CDO Monitor determined pursuant to the following paragraph shall be used.

On or prior to the Effective Date, S&P shall provide seven (7) S&P CDO Monitors to the Issuer, the Collateral Manager, the Collateral Administrator and the Trustee, such S&P CDO Monitors corresponding to portfolios with weighted average spreads of 2.20%, 2.30%, 2.40%, 2.50%, 2.60%, 2.70% and 2.80% respectively. The Collateral Manager will have the option to elect from time to time which S&P CDO Monitor shall apply for purposes of application under the Indenture. After the Effective Date, the Collateral Manager, by written notice to the Collateral Administrator, the Trustee and S&P, will elect which S&P CDO Monitor shall apply initially and, thereafter, on two Business Days written notice to the Collateral Administrator, Trustee and S&P, the Collateral Manager may elect to have a different S&P CDO Monitor apply; *provided*, that such elected S&P CDO Monitor must correspond to a portfolio with a weighted average spread that is equal to or lower than the Weighted Average Spread of the Floating Rate Collateral Obligations in the Collateral Portfolio at the time of such election, *provided, further*, that if the Weighted Average Spread of the Floating Rate Collateral Obligations in the Collateral Portfolio at the time of such election is less than 2.20%, then the S&P CDO Monitor that corresponds to a portfolio with a weighted average spread of 2.20% shall be used. In no event shall the Collateral Manager be obligated to elect a different S&P CDO Monitor. For the avoidance of doubt, the selection of an S&P CDO Monitor as described in this paragraph shall be separate and independent of any election of the Collateral Manager with respect to the Ratings Matrix pursuant to "—Ratings Matrix" above.

In calculating the Class A Scenario Default Rate, the Class B Scenario Default Rate, the Class C Scenario Default Rate, the Class D Scenario Default Rate and the Class E Scenario Default Rate, the S&P CDO Monitor considers each obligor's S&P Rating, the number of obligors in the portfolio, the obligor and industry concentrations in the portfolio and the remaining weighted average life of the Collateral Obligations and Eligible Investments and calculates a cumulative default rate based on the statistical probability of distributions of defaults on the Collateral Obligations and Eligible Investments.

The Coverage Tests

The Coverage Tests will be used primarily to determine whether (i) interest may be paid on the Secured Notes, (ii) Interest Proceeds will be distributed to the Holders of the Subordinated Securities, (iii) Principal Proceeds may be reinvested in Collateral Obligations and (iv) Principal Proceeds and, to the extent needed, Interest Proceeds must be used to make mandatory redemptions of the Secured Notes (other than the Class X Notes) in accordance with the Priority of Payments. See "—Sale of Collateral Obligations; Substitute Collateral Obligations; Exchange of Defaulted Obligations and Reinvestment Criteria", "Description of the Securities—Principal" and "—Priority of Payments".

"Coverage Tests" means the Par Value Tests and the Interest Coverage Tests.

For purposes of the Coverage Tests:

(i) unless otherwise specified, a Synthetic Security shall be treated as set forth in "Security for the Secured Notes—Certain Matters Relating to Synthetic Securities";

(ii) (a) after the occurrence of an “event of default”, (as such term is defined under the related Securities Lending Agreement), all Securities Lending Collateral deposited by the related Securities Lending Counterparty in the Securities Lending Account shall be deemed to be part of the Collateral Portfolio (but not to exceed the amount of the Securities Lending Counterparty’s obligations owed to the Issuer); and (b) any Collateral Obligation loaned to a Securities Lending Counterparty shall be included in the Coverage Tests for so long as an “event of default”, (as such term is defined under the related Securities Lending Agreement), shall not have occurred and be continuing under the related Securities Lending Agreement;

(iii) amounts deposited in the Expense Reserve Account shall be excluded; and

(iv) amounts on deposit in each Synthetic Security Collateral Account shall be excluded (unless (a) the Collateral Manager determines that the amount deposited in such Synthetic Security Collateral Account exceeds the amount owed by the Issuer to the related Synthetic Security Counterparty, in which case such excess portion shall be included) or (b) a termination event or an event of default has occurred under the related Synthetic Security, in which case the amount by which the amount deposited in the related Synthetic Security Collateral Account exceeds the amount owed by the Issuer to the related Synthetic Security Counterparty shall be included).

Sale of Collateral Obligations; Substitute Collateral Obligations; Exchange of Defaulted Obligations and Reinvestment Criteria

Sales of Collateral Obligations—Generally. The Collateral Obligations may be retired prior to their respective final maturities due to, among other things, the existence and frequency of exercise of any optional or mandatory redemption features of such Collateral Obligations. In addition, at any time, the Collateral Manager may direct the Trustee to (1) sell, and the Trustee shall sell, in the manner directed by the Collateral Manager (i) any Equity Security, (ii) any Defaulted Obligation, (iii) any Withholding Tax Security or (iv) any Credit Risk Obligation (subject to, in the case of a Credit Risk Obligation, subclauses (i) and (ii) described under “—Sale of Credit Improved Obligations and Credit Risk Obligations and Discretionary Sales of Collateral Obligations—Sales of Credit Risk Obligations and Credit Improved Obligations in cases of Secured Notes Ratings Withdrawal or Downgrade”) or (2) exchange a Defaulted Obligation for an Exchanged Defaulted Obligation in accordance with the limitations described herein, in each case as evidenced by a certification from the Collateral Manager. For so long as no Event of Default has occurred and is continuing, the Collateral Manager may direct the Trustee to sell, and the Trustee shall sell, in the manner directed by the Collateral Manager (i) any Credit Improved Obligation or (ii) any other Collateral Obligation in addition to those described in the preceding sentence, in each case subject to the limitations on amounts and other requirements set forth in the Indenture and described herein.

Sale of Credit Improved Obligations and Credit Risk Obligations and Discretionary Sales of Collateral Obligations

Credit Risk Obligations

A Credit Risk Obligation may be sold during or after the Reinvestment Period. If the proposed sale occurs:

(i) during the Reinvestment Period, the Collateral Manager on behalf of the Issuer will use commercially reasonable efforts to direct the reinvestment of the Sale Proceeds of such Credit Risk Obligation in one or more Substitute Collateral Obligations on or prior to the end of the Permitted Reinvestment Period; or

(ii) after the Reinvestment Period, if the Collateral Manager elects to reinvest the Sale Proceeds of such Credit Risk Obligation, the Collateral Manager on behalf of the Issuer will use commercially reasonable efforts to direct the reinvestment of the Sale Proceeds of such Credit Risk Obligation in one or more Substitute Collateral Obligations on or prior to the end of the Investment Due Period.

Credit Improved Obligations

A Credit Improved Obligation may be sold during or after the Reinvestment Period so long as:

(i) if the proposed sale occurs during the Reinvestment Period, the Collateral Manager on behalf of the Issuer will use commercially reasonable efforts to direct the reinvestment of the Sale Proceeds of such Credit Improved Obligation in one or more Substitute Collateral Obligations within 15 Business Days of settlement of such sale (and such 15 Business Day period may extend beyond the end of the Reinvestment Period if the end of the Reinvestment Period occurs prior to the end of such 15 Business Day period); or

(ii) if the proposed sale occurs after the Reinvestment Period, if the Collateral Manager elects to reinvest the Sale Proceeds of such Credit Improved Obligation, the Collateral Manager on behalf of the Issuer will use commercially reasonable efforts to direct the reinvestment of the Sale Proceeds of such Credit Improved Obligation in one or more Substitute Collateral Obligations within 15 Business Days of settlement of such sale.

Sales of Credit Risk Obligations and Credit Improved Obligations in Cases of Secured Notes' Ratings Withdrawal or Downgrade

During or after the Reinvestment Period, if Moody's has withdrawn its rating on any of the Secured Notes (other than the Class E Notes and the Class X Notes), or reduced its rating, in the case of the Class A-1 Notes, the Class A-2 Notes and the Class B Notes, below the initial rating as in effect on the Closing Date or, in the case of the Class C Notes and the Class D Notes, two subcategories below the initial rating as in effect on the Closing Date (disregarding any withdrawal or reduction if subsequent thereto Moody's has upgraded any such reduced or withdrawn rating to the initial rating in the case of the Class A-1 Notes, the Class A-2 Notes and the Class B Notes and to at least one subcategory below the initial rating in the case of the Class C Notes and the Class D Notes, as applicable), the Collateral Manager may only instruct the Trustee to sell a Credit Risk Obligation or a Credit Improved Obligation, as the case may be, if:

(i) one or more of the Credit Improved Criteria or Credit Risk Criteria, as the case may be, has been satisfied with respect to such Collateral Obligation;

(ii) prior to such sale, a Majority of the Controlling Class consents to such sale; or

(iii) prior to or following each such downgrade, a Majority of each Class of Secured Notes (other than the Class X Notes), voting separately by Class, has consented to all or a specified lesser amount of sales of Credit Risk Obligations or Credit Improved Obligations, as the case may be (notwithstanding such downgrade), it being acknowledged and agreed that such consent will be valid for one or more such sales for each one such downgrade and that after any further downgrade, the consent of a Majority of each Class of Secured Notes (other than the Class X Notes), voting separately by Class, will need to be obtained again.

Discretionary Sales of Collateral Obligations

Any Collateral Obligation (other than a Defaulted Obligation, a Credit Risk Obligation, a Credit Improved Obligation, an Equity Security or a Withholding Tax Security) may be sold during the Reinvestment Period so long as:

(i) the Collateral Manager on behalf of the Issuer will use commercially reasonable efforts to direct the reinvestment of the Sale Proceeds of such Collateral Obligation in one or more Substitute Collateral Obligations within 15 Business Days of settlement of such sale (and such 15 Business Day period may extend beyond the end of the Reinvestment Period if the end of the Reinvestment Period occurs prior to the end of such 15 Business Day period); and

(ii) the Aggregate Principal Amount of Collateral Obligations (other than a Defaulted Obligation, a Credit Risk Obligation, a Credit Improved Obligation, an Equity Security or a Withholding Tax Security) sold in the 12 months prior to such sale (or, if the date of such sale is less than 12 months after the Effective Date, from the Effective Date to the date of such sale) does not exceed 20% of the Aggregate Principal Amount of the Collateral Portfolio, measured as of the beginning of each such twelve month period (or, if applicable, the Effective Date); *provided* that, for purposes of calculating the limitation under this subclause, (1) the Issuer shall be deemed to have sold any Collateral Obligation that has been loaned to a Securities Lending Counterparty but that the Securities Lending Counterparty has failed to return to the Issuer as of the date that such Securities Lending Counterparty notifies the Issuer of its inability to make such return; *provided*, *further*, that, in the event the Issuer is able to purchase a Collateral Obligation that a Securities Lending Counterparty has failed to return to the Issuer, the aforesaid deemed sale shall be deemed not to have occurred and (2) the amount of any Collateral Obligation sold shall be reduced to the extent of any purchases of Collateral Obligations of the same obligor (that are *pari passu* with such sold Collateral Obligation) occurring within 10 Business Days of such sale (determined based upon the date of any relevant trade confirmation or commitment letter).

Discretionary Sales of Collateral Obligations in Cases of Certain Secured Notes' Ratings Withdrawal or Downgrade

If the ratings assigned to the Secured Notes (other than the Class E Notes and the Class X Notes) by Moody's as of the Closing Date have been reduced by two or more subcategories (in the case of the Class C Notes and the Class D Notes) or by one or more subcategories (in the case of the Class A-1 Notes, the Class A-2 Notes and the Class B Notes) since the Effective Date or withdrawn by Moody's (disregarding any withdrawal or reduction if subsequent thereto Moody's has upgraded or reinstated any such reduced or withdrawn rating to at least the initial rating in effect as of the Closing Date in the case of the Class A-1 Notes, the Class A-2 Notes and the Class B Notes and to at least one subcategory below the initial rating in effect as of the Closing Date in the case of the Class C Notes and the Class D Notes), the Collateral Manager may not instruct the Trustee to sell a Collateral Obligation pursuant to "—Sale of Credit Improved Obligations and Credit Risk Obligations and Discretionary Sales of Collateral Obligations—Discretionary Sales of Collateral Obligations" unless (i) prior to such sale, a Majority of the Controlling Class consents to such sale or (ii) prior to or following each such downgrade, a Majority of each Class of Secured Notes (other than the Class X Notes), voting separately by Class, has consented to all or a specified lesser amount of sales of Collateral Obligations (notwithstanding such downgrade), it being acknowledged and agreed that such consent will be valid for one or more such sales for each one such downgrade and that after any further downgrade, the consent of a Majority of each Class of Secured Notes (other than the Class X Notes), voting separately by Class, will need to be obtained again.

Sale of Equity Securities and Withholding Tax Securities

An Equity Security or a Withholding Tax Security may be sold during or after the Reinvestment Period. If the proposed sale occurs:

(i) during the Reinvestment Period, for so long as no Event of Default has occurred and is continuing, the Collateral Manager on behalf of the Issuer will use commercially reasonable efforts to direct the reinvestment of the Sale Proceeds in one or more Substitute Collateral Obligations prior to the end of the Permitted Reinvestment Period; or

(ii) after the Reinvestment Period or after an Event of Default has occurred and is continuing, the Collateral Manager will instruct the Issuer to apply the Sale Proceeds thereof in accordance with the Priority of Payments.

Conversion into Equity Securities and Sale of Exchanged Equity Securities

A Collateral Obligation that is a convertible security may be voluntarily converted into an Equity Security by the Issuer only if (1) all Par Value Tests are satisfied following such conversion and (2) on any Determination Date on or after the Second Determination Date, all Interest Coverage Tests are satisfied following such conversion and, in each case, the Issuer, makes a good faith effort to enter into an agreement to sell such Equity Security in accordance with the timing specified in subclause (I) of the immediately following paragraph. For the avoidance of doubt, this paragraph will not be applicable to a purchase or exchange of an Exchanged Equity Security in accordance with "—Exchange of Defaulted Obligations."

Unless acquired in connection with a default or similar event or unless the Moody's Rating Condition and the S&P Rating Condition are satisfied, the Collateral Manager, on behalf of the Issuer, shall make a good faith effort to sell, and direct the Trustee to sell, any Exchanged Equity Security within (I) in the case of an Exchanged Equity Security received in connection with an optional conversion at the option of the holder thereof, five Business Days of the later of (A) the first date on which the Issuer may, in compliance with applicable laws, legally sell, assign or transfer such Exchanged Equity Security and (B) notice of receipt thereof, (II) in the case of an Exchanged Equity Security not subject to subclause (I) and in the event that any of the Coverage Tests are not met on any Measurement Date following the receipt by the Issuer of such Exchanged Equity Security, 60 days after the first date following such Measurement Date on which the Issuer may, in compliance with applicable laws, legally sell, assign or transfer such Exchanged Equity Security or (III) in all other cases, one year after the first date on which the Issuer may, in compliance with applicable laws, legally sell, assign or transfer such Exchanged Equity Security.

Sale of Defaulted Obligations

(i) The Collateral Manager acting on behalf of the Issuer will, if it believes such to be practicable, instruct the Trustee to sell, and the Trustee shall sell, any Defaulted Obligation that has been a Defaulted Obligation for at least three years; *provided, however,* that up to 2.0% of the Aggregate Principal Amount of the Collateral Portfolio at any time may consist of Defaulted Obligations that have been Defaulted Obligations for more than three years. For purposes of this paragraph, the time for which an Exchanged Defaulted Obligation will be deemed to have been a Defaulted Obligation shall be determined using the time when the Defaulted Obligation for which such Exchanged Defaulted Obligation was exchanged became a Defaulted Obligation (rather than the time when such Exchanged Defaulted Obligation became a Defaulted Obligation).

(ii) If the proposed sale occurs (a) during the Reinvestment Period, subject to compliance with the Reinvestment Criteria, for so long as no Event of Default has occurred and is continuing, the Collateral Manager on behalf of the Issuer will use commercially reasonable efforts to direct the reinvestment of the Sale Proceeds of such Defaulted Obligation(s) in one or more Substitute Collateral Obligations prior to the end of the Permitted Reinvestment Period; or (b) after (1) the Reinvestment Period or (2) during the occurrence of an Event of Default that is continuing, the Collateral Manager will instruct the Issuer to apply Sale Proceeds of such Defaulted Obligation(s) in accordance with the Priority of Payments. For the avoidance of doubt, the exchange of a Defaulted Obligation for an Exchanged Defaulted Obligation shall not be deemed to be a sale of a Defaulted Obligation.

Exchange of Defaulted Obligations

Notwithstanding the provisions described under "—Conversion into Equity Securities and Sale of Exchanged Equity Securities", at any time, the Collateral Manager, acting on behalf of the Issuer, may instruct the Trustee to exchange a Defaulted Obligation for (i) another Defaulted Obligation (an **"Exchanged Defaulted Obligation"**) or (ii) an Exchanged Equity Security for so long as at the time of or in connection with such exchange:

(a) such Exchanged Defaulted Obligation or Exchanged Equity Security is issued by the same obligor as the Defaulted Obligation (or an Affiliate of or successor to such obligor or an entity that succeeds to substantially all of the assets of such obligor) and, in the case of such Exchanged Defaulted Obligation, ranks in right of payment no more junior than the Defaulted Obligation for which it was exchanged; *provided* that if the Issuer is also required to pay an amount for such Exchanged Defaulted Obligation or Exchanged Equity Security, the Issuer may use Interest Proceeds to effect such payment for so long as, after giving effect to such purchase, there would be sufficient proceeds in the Interest Collection Account or the Subordinated Securities Interest Collection Account to pay all amounts required to be paid pursuant to the Priority of Payments prior to any distributions to Holders of the Subordinated Securities on the next succeeding Payment Date;

(b) in the case of an Exchanged Defaulted Obligation, (1) if any Par Value Test is not satisfied following such exchange, then such Par Value Test is at least as close to being satisfied after such exchange as prior to such exchange and (2) on any Determination Date on or after the Second Determination Date, if any Interest Coverage Test is not satisfied following such exchange, then such Interest Coverage Test is at least as close to being satisfied after such exchange as prior to such exchange;

(c) in the case of an Exchanged Defaulted Obligation, it must have a Moody's Rating and an S&P Rating no less than the Defaulted Obligation for which it was exchanged;

(d) in the case of an Exchanged Defaulted Obligation, the expected recovery rate of such Exchanged Defaulted Obligation, as determined by the Collateral Manager, must be no less than the expected recovery rate of the Defaulted Obligation for which it was exchanged; and

(e) as determined by the Collateral Manager, in the case of the Exchanged Defaulted Obligation, if any Concentration Limitation is not satisfied following such exchange, then any such Concentration Limitation is at least as close to being satisfied as prior to such exchange.

Reinvestment in Collateral Obligations

Whenever the Collateral Manager is required to use commercially reasonable efforts to direct the reinvestment of Sale Proceeds on behalf of the Issuer as described under "—Sale of Collateral Obligations; Substitute Collateral Obligations; Exchange of Defaulted Obligations and Reinvestment Criteria", such reinvestment shall be subject to market conditions and the availability and suitability of available investments.

Reinvestment Criteria

The Reinvestment Criteria will be measured immediately before the Issuer commits to purchase or purchases a Collateral Obligation, and are designed to compare (i) the Collateral Portfolio before the proposed addition of a Collateral Obligation to the Collateral Portfolio and (ii) the Collateral Portfolio immediately after such Collateral Obligation is added to the Collateral Portfolio. Accordingly, when used with respect to the Reinvestment Criteria, the phrase "prior to such reinvestment" shall mean the following:

(i) immediately prior to the sale of the related Collateral Obligation, with respect to the reinvestment of the Sale Proceeds of a Credit Improved Obligation or a Collateral Obligation other than a Credit Risk Obligation, an Equity Security, a Withholding Tax Security or a Defaulted Obligation; or

(ii) immediately prior to the reinvestment of the Sale Proceeds of a Credit Risk Obligation, an Equity Security, a Withholding Tax Security or a Defaulted Obligation.

(A) Notwithstanding the foregoing discussion, but subject to subclause (B) below, if the Reinvestment Criteria would not be satisfied upon the proposed purchase of a single Collateral Obligation but the Reinvestment Criteria would be satisfied upon the proposed purchase of a number of Collateral Obligations (including such single Collateral Obligation), testing the Reinvestment Criteria as described below in subclause (ii), then the Reinvestment Criteria will be deemed to be satisfied for all such Collateral Obligations if the following conditions are met:

(i) such Collateral Obligations have been acquired or will be acquired by the Issuer in accordance with a Trading Plan;

(ii) as evidenced by an officer's certificate of the Collateral Manager delivered to the Trustee on or prior to the earliest event specified in such Trading Plan, the Reinvestment Criteria are expected to be satisfied as of the trade date relating to the last Collateral Obligation that will be purchased pursuant to such Trading Plan or, if not expected to be satisfied as of such trade date, are expected to be maintained or improved as of such trade date;

(iii) the ratings by Moody's on the Class A-1 Notes, the Class A-2 Notes and the Class B Notes at the time of acquisition are not one or more rating subcategories, and the ratings by Moody's on the Class C Notes and the Class D Notes are not two or more rating subcategories, in each case below the applicable ratings in effect on the Closing Date or withdrawn by Moody's; and

(iv) no more than one Trading Plan may be in effect at any time.

(B) Subject to (C) below, as measured on the last applicable trade date, if a Trading Plan that was implemented results in either (i) if the Reinvestment Criteria were satisfied before the execution of such Trading Plan, the failure to satisfy such Reinvestment Criteria or (ii) if the Reinvestment Criteria were not satisfied before the execution of such Trading Plan, the Issuer's failure to maintain or improve its level of compliance with the Reinvestment Criteria, the Issuer will be prohibited from entering into any additional Trading Plan notwithstanding that such Trading Plan was implemented in good faith unless the events specified in clauses (i) or (ii) were due to

(x) a failure of a counterparty or issuer to comply with any of its payment or delivery obligations to the Issuer or any other default by such counterparty or issuer for reasons beyond the control of the Issuer or any other terms that were agreed with the Issuer at or prior to the commencement of such Trading Plan or (y) an error or omission of an administrative or operational nature made by any bank, broker-dealer, clearing corporation or other similar financial intermediary holding funds, securities or other property directly or indirectly for the account of the Issuer.

(C) Notwithstanding subclause (B) above, following a prohibition to enter additional Trading Plans due to the circumstances described in subclauses (i) or (ii) of subclause (B) above, if the Issuer or the Collateral Manager on behalf of the Issuer notifies each of the Rating Agencies of its intention to implement an additional Trading Plan, upon satisfaction of the S&P Rating Condition and the Moody's Rating Condition, the Issuer may implement such additional Trading Plan, in accordance with the limitations set forth in paragraph (A) above. Upon satisfaction of the conditions set forth in the preceding sentence, any prohibition shall be lifted until a subsequent Trading Plan would otherwise cause the Issuer to be prohibited from entering additional Trading Plans.

A Collateral Obligation (other than an Exchanged Defaulted Obligation, which need not satisfy these tests to be included) will be eligible for inclusion in the Collateral only if subclause (a) or (b) is satisfied, as applicable (collectively, the "**Reinvestment Criteria**").

(a) During the Reinvestment Period after the Initial Investment Period:

(i) with respect to any reinvestment of Principal Proceeds (other than those amounts described in subclause (ii) of the definition thereof), (1) if any Par Value Test (other than the Class A/B Par Value Test) is not satisfied following such reinvestment, then such Par Value Test is at least as close to being satisfied after such reinvestment as prior to such reinvestment and (2) on the Second Determination Date and any subsequent Measurement Date, if any Interest Coverage Test is not satisfied following such reinvestment as prior to such reinvestment, then such Interest Coverage Test is at least as close to being satisfied after such reinvestment than prior to such reinvestment;

(ii) with respect to any reinvestment of Principal Proceeds described in subclause (ii) of the definition thereof, (1) the Par Value Tests are satisfied following such reinvestment and (2) on the Second Determination Date and any subsequent Measurement Date, the Interest Coverage Tests are satisfied following such reinvestment;

(iii) if the Diversity Test is not satisfied following such reinvestment, then such Diversity Test is at least as close to being satisfied after such reinvestment as prior to such reinvestment;

(iv) if the Maximum Rating Factor Test is not satisfied following such reinvestment, then the Moody's Weighted Average Rating Factor is no higher after such reinvestment than prior to such reinvestment;

(v) if the Minimum Weighted Average Coupon Test is not satisfied following such reinvestment, then the Weighted Average Fixed Rate Coupon and/or the Weighted Average Spread, as the case may be, is no lower after such reinvestment than prior to such reinvestment;

(vi) if the Minimum Par Value Ratio is not satisfied following such reinvestment, then either (1) the Minimum Par Value Ratio is no lower after such reinvestment than prior to such reinvestment, or (2)(a) subject to the satisfaction of the S&P Rating Condition (it being understood and agreed that such S&P Rating Condition needs to be satisfied only once in connection with this clause (2) and shall be deemed satisfied on any subsequent instance when this clause (2) is given effect), the S&P CDO Monitor Test is improved, and (b) any of the Moody's Weighted Average Rating Factor, Diversity Score or Weighted Average Life is improved after giving effect to such reinvestment;

(vii) if the Maximum Average Life Test is not satisfied following such reinvestment, then the Weighted Average Life is no longer after such reinvestment than prior to such reinvestment;

(viii) if the Moody's Minimum Weighted Average Recovery Rate Test is not satisfied following such reinvestment, then the Moody's Weighted Average Recovery Rate is no lower after such reinvestment than prior to such reinvestment;

(ix) if the S&P Minimum Weighted Average Recovery Rate Test is not satisfied following such reinvestment, then the S&P Weighted Average Recovery Rate determined with respect to each Class of Secured Notes is no lower after such reinvestment than prior to such reinvestment;

(x) if the S&P CDO Monitor Test is satisfied prior to such reinvestment, then the S&P CDO Monitor Test is satisfied after such reinvestment or if the S&P CDO Monitor Test is not satisfied prior to such reinvestment and the S&P CDO Monitor Test is not satisfied following such reinvestment, then (1) the Class A Loss Differential, the Class B Loss Differential, the Class C Loss Differential, the Class D Loss Differential and the Class E Loss Differential are no lower after such reinvestment than prior to such reinvestment and (2) the Issuer shall notify S&P of the Class A Loss Differential, the Class B Loss Differential, the Class C Loss Differential, the Class D Loss Differential and the Class E Loss Differential immediately prior to, and immediately after, such reinvestment; *provided*, *however*, that this subclause (x) shall not apply to the reinvestment of Sale Proceeds from the sale of Credit Risk Obligations, Defaulted Obligations, Withholding Tax Securities and Equity Securities;

(xi) no Event of Default exists at the time such Reinvestment Criteria are applied;

(xii) the ratings assigned to the Secured Notes (other than the Class E Notes and the Class X Notes) by either S&P or Moody's as of the Closing Date have not been reduced by two or more subcategories (in the case of the Class C Notes and the Class D Notes) or by one or more subcategories (in the case of the Class A-1 Notes, the Class A-2 Notes and the Class B Notes) since the Effective Date or withdrawn by S&P or Moody's, as applicable (disregarding any withdrawal or reduction if subsequent thereto S&P or Moody's, as applicable, has upgraded or reinstated any such reduced or withdrawn rating to at least the initial rating in effect as of the Closing Date in the case of the Class A-1 Notes, the Class A-2 Notes and the Class B Notes and to at least one subcategory below the initial rating in effect as of the Closing Date in the case of the Class C Notes and the Class D Notes);

(xiii) the Class A/B Par Value Test is satisfied; and

(xiv) with respect to the Collateral Portfolio, if any Concentration Limitation is not satisfied following such reinvestment, then any such Concentration Limitation is at least as close to being satisfied after such reinvestment as prior to such reinvestment.

For the avoidance of doubt, Sale Proceeds may be invested in Eligible Investments, each with a maturity date not to exceed the date that is one Business Day prior to the Scheduled Payment Date next succeeding the Due Period in which such Sale Proceeds are received, pending investment in Collateral Obligations.

(b) After the Reinvestment Period:

(i) the weighted average life of the Substitute Collateral Obligation must be no longer than the weighted average life of the Collateral Obligation at the time of purchase adjusted for the time elapsed from the time of purchase of such Collateral Obligation to the time of prepayment or disposition of the Collateral Obligation, as the case may be, that is the source of the Eligible Post Reinvestment Proceeds; *provided* that, for purposes of this subclause (i), the weighted average life of a Collateral Obligation or Substitute Collateral Obligation, as applicable, shall be the number obtained by (a) multiplying each scheduled Principal Payment of such Collateral Obligation or Substitute Collateral Obligation, as applicable, by the number of years (rounded to the nearest hundredth) from the date of purchase until such scheduled Principal Payment is due and (b) summing all of the products calculated pursuant to subclause (a), and (c) dividing the sum calculated pursuant to subclause (b) by the sum of all scheduled Principal Payments due on the Collateral Obligation or Substitute Collateral Obligation, as applicable, as of the date of purchase;

(ii) the Substitute Collateral Obligation must have a Moody's Rating and an S&P Rating not lower than the Moody's Rating and the S&P Rating, respectively, of the Collateral Obligation that is the source of the Eligible Post Reinvestment Proceeds (at the time of prepayment or disposition);

(iii) the Class D Par Value Test and the Interest Coverage Tests must be satisfied;

(iv) if either Class E Par Value Test is not satisfied following such reinvestment, then the Class E Par Value Ratio is no lower after such reinvestment than prior to such reinvestment;

(v) the Maximum Rating Factor Test is satisfied;

(vi) if the Minimum Weighted Average Coupon Test is not satisfied following such reinvestment, then the Weighted Average Fixed Rate Coupon and/or the Weighted Average Spread, as the case may be, is no lower after such reinvestment than prior to such reinvestment;

(vii) if the Minimum Par Value Ratio is not satisfied following such reinvestment, then either (1) the Minimum Par Value Ratio is no lower after such reinvestment than prior to such reinvestment, or (2)(a) subject to the satisfaction of the S&P Rating Condition (it being understood and agreed that such S&P Rating Condition needs to be satisfied only once in connection with this clause (2) and shall be deemed satisfied on any subsequent instance when this clause (2) is given effect), the S&P CDO Monitor Test is improved, and (b) any of the Moody's Weighted Average Rating Factor, Diversity Score or Weighted Average Life is improved after giving effect to such reinvestment;

(viii) if the Moody's Minimum Weighted Average Recovery Rate Test is not satisfied following such reinvestment, then the Moody's Weighted Average Recovery Rate is no lower after such reinvestment than prior to such reinvestment;

(ix) if the S&P Minimum Weighted Average Recovery Rate Test is not satisfied following such reinvestment, then the S&P Weighted Average Recovery Rate is no lower after such reinvestment than prior to such reinvestment;

(x) no Event of Default exists at the time such Reinvestment Criteria are applied;

(xi) the Maximum Average Life Test is satisfied;

(xii) the Aggregate Principal Amount of Caa/CCC Collateral Obligations represents less than 7.5% of the Aggregate Principal Amount of the Collateral Portfolio;

(xiii) with respect to the Collateral Portfolio, if any Concentration Limitation is not satisfied following such reinvestment, then such Concentration Limitation is at least as close to being satisfied after such reinvestment as prior to such reinvestment;

(xiv) the ratings assigned to the Secured Notes (other than the Class E Notes and the Class X Notes) by either S&P or Moody's as of the Closing Date have not been reduced by two or more subcategories (in the case of the Class C Notes and the Class D Notes) or by one or more subcategories (in the case of the Class A-1 Notes, the Class A-2 Notes and the Class B Notes) since the Effective Date or withdrawn by S&P or Moody's, as applicable (disregarding any withdrawal or reduction if subsequent thereto S&P or Moody's, as applicable, has upgraded or reinstated any such reduced or withdrawn rating to at least the initial rating in effect as of the Closing Date in the case of the Class A-1 Notes, the Class A-2 Notes and the Class B Notes and to at least one subcategory below the initial rating in effect as of the Closing Date in the case of the Class C Notes and the Class D Notes); and

(xv) if the S&P CDO Monitor Test is satisfied prior to such reinvestment, then the S&P CDO Monitor Test is satisfied after such reinvestment or if the S&P CDO Monitor Test is not satisfied prior to such reinvestment and is not satisfied following such reinvestment, then (1) the Class A Loss Differential, the Class B Loss Differential, the Class C Loss Differential, the Class D Loss Differential and the Class E Loss Differential are greater after such reinvestment than prior to such reinvestment and (2) the Issuer shall notify S&P of the Class A Loss Differential, the Class B Loss Differential, the Class C Loss Differential, the Class D Loss Differential and the Class E Loss Differential prior to, and after, such reinvestment.

Purchase of Equity Securities

Except in connection with the purchase or exchange of an Exchanged Equity Security as described under "—Exchange of Defaulted Obligations," if the Collateral Manager, acting on behalf of the Issuer, directs the Trustee to purchase any Collateral Obligation which is convertible into an equity security or which has equity features attached, the Collateral Manager shall determine the portion of the purchase price of such Collateral Obligation that is attributable to the value of the option to convert such Collateral Obligation into an equity security or to the value of equity features, as applicable. If the Collateral Manager determines that there is any Excess Equity Feature Value or the Collateral Manager, acting on behalf of the Issuer, decides to exercise any warrants received in respect of any Collateral Obligations, the Collateral Manager shall instruct the Trustee to apply Interest Proceeds allocable to the Subordinated Securities Interest Collection Account to pay such Excess Equity Feature Value or to exercise any such warrants; *provided* that the Collateral Manager shall not direct the Trustee to make such purchase or to exercise any such warrants if, after giving effect to such purchase or exercise, as applicable, there would be insufficient proceeds in the Interest Collection Account or the Subordinated Securities Interest Collection Account to pay all amounts required to be paid pursuant to the Priority of

Payments prior to distributions to Holders of the Subordinated Securities on the next succeeding Payment Date.

No equity security may be acquired unless it is either (i) an Equity Security or (ii) an Exchanged Equity Security.

Certain Matters Relating to Synthetic Securities

General. Synthetic Securities will be purchased or entered into by the Issuer for such purposes as:

(i) structuring an investment in Reference Obligations with a desired maturity, currency or interest rate which otherwise may be inconsistent with the criteria for purchasing Collateral Obligations;

(ii) achieving yield enhancement based on the coupon payments by a Reference Obligor; or

(iii) establishing recovery floors or other means of credit protection as a result of defaults on Reference Obligations.

The Issuer's exposure to a particular Synthetic Security Counterparty will be subject to the limitations described in "Glossary of Defined Terms—Synthetic Security Counterparty".

As part of the purchase of a Synthetic Security, the Issuer may be required to purchase or post Synthetic Security Collateral. See "—Synthetic Security Collateral Account".

Treatment of Synthetic Securities (including Form Approved Synthetic Securities)

	Treatment
For all purposes	Unless otherwise specified, a Synthetic Security will be deemed to be a Collateral Obligation having the characteristics of such Synthetic Security and not that of the related Reference Obligation or Reference Obligor
Principal Balance	See definition of "Principal Balance"
For purposes of determining compliance with the Concentration Limitations, any Synthetic Security with an S&P Recovery Rate and a Moody's Recovery Rate equivalent to the S&P Recovery Rate and Moody's Recovery Rate of a Senior Secured Loan, Senior Unsecured Loan or a Subordinated Loan of the Reference Obligor (taking into account any recovery floors with respect to any Reference Obligation subject to such Synthetic Security)	Treat as a Senior Secured Loan, Senior Unsecured Loan or a Subordinated Loan (in each case except for determining Moody's Default Probability Rating, Moody's Rating Factor, Moody's Rating or S&P Rating)
Moody's Default Probability Rating	As provided by Moody's
Moody's Rating	As provided in the definition of "Moody's Rating"
Moody's Rating Factor	As provided by Moody's
Moody's Recovery Rate	As provided in the definition of "Moody's Recovery Rate"
S&P Rating	As provided by S&P

	Treatment
S&P Recovery Rate	As provided in the definition of "S&P Weighted Average Recovery Rate"
Concentration Limitations (other than for determining compliance with the Concentration Limitation relating to Floating Rate Collateral Obligations)	Look to the Reference Obligor
Concentration Limitations (for determining compliance with the Concentration Limitation relating to Floating Rate Collateral Obligations)	Look to the rate at which periodic payments payable to the Issuer are based
For purposes of determining compliance with subclause (iii) of the definition of Collateral Obligation"	Look to the Reference Obligor
Diversity Score	Look to the Reference Obligor (*provided* that Synthetic Securities that specify an index shall be disregarded for the purposes of calculating the Diversity Score)

Hedge Agreements

On or after the Closing Date, the Issuer may, subject to the conditions described herein, enter into one or more Hedge Agreements with one or more Hedge Counterparties.

After the Closing Date, the Issuer is authorized to and may enter into Hedge Agreements from time to time but solely for the purpose of managing interest rate and other risks in connection with the Issuer's issuance of, and making of payments on, the Securities and the Issuer's ownership and disposition of the Collateral Obligations and with such Hedge Counterparties as it may elect in its sole discretion, subject in all cases to the Moody's Rating Condition and the S&P Rating Condition having been satisfied. All payments (other than termination payments) due to any Hedge Counterparty under any Hedge Agreement shall be paid from Interest Proceeds (and, to the extent not paid in full, from Principal Proceeds) on each Payment Date in accordance with the Priority of Payments and any termination payments (including Defaulted Hedge Termination Payments) due to any Hedge Counterparty under any Hedge Agreement shall be paid on each Payment Date in accordance with the Priority of Payments; *provided, however,* that to the extent any payments are received by the Issuer as a result of entering into replacement transaction(s), the Hedge Counterparty that is being replaced shall have first priority as to such payments versus all other creditors of the Issuer, and the Issuer shall pay such amounts equal to the termination payments over to the Hedge Counterparty that is being replaced immediately upon receipt. See "Description of the Securities—Priority of Payments".

Except to the extent otherwise approved by the Rating Agencies, if either of the Rating Agencies downgrades the applicable Hedge Counterparty below the Required Hedge Counterparty Rating, an Additional Termination Event (as defined in the Hedge Agreement) (a "**Downgrade Terminating Event**") shall occur unless (x) such Hedge Counterparty has a short-term rating of at least "A-3" by S&P or, if no such short-term rating exists, a long-term senior unsecured debt rating, financial program rating, derivatives counterparty rating, counterparty risk rating or similar rating of at least "BBB-" by S&P, (y) if such Hedge Counterparty has only a long-term rating by Moody's, such Hedge Counterparty has a counterparty risk rating or similar rating of at least "A2" by Moody's or, if such Hedge Counterparty has a long-term rating and a short-term rating by Moody's, such Hedge Counterparty has a long-term rating of at least "A3" by Moody's and a short-term rating of at least "P-2" by Moody's and (z) at least one of the following events has occurred:

(i) within the time period specified in the Hedge Agreement with respect to such downgrade, such Hedge Counterparty shall transfer the Hedge Agreement, in whole, but not in part, to a counterparty that satisfies the Required Hedge Counterparty Rating, subject to the satisfaction of the Moody's Rating Condition or the S&P Rating Condition, as applicable;

(ii) within the time period specified in the Hedge Agreement with respect to such downgrade, such Hedge Counterparty, shall collateralize its exposure to the Issuer, subject to the satisfaction of the Moody's Rating Condition or the S&P Rating Condition, as applicable;

(iii) within the time period specified in the Hedge Agreement with respect to such downgrade, the obligations of such Hedge Counterparty under the Hedge Agreement shall be guaranteed by a person or entity that satisfies the Required Hedge Counterparty Rating, subject to the satisfaction of the Moody's Rating Condition or the S&P Rating Condition, as applicable; or

(iv) within the time period specified in the Hedge Agreement with respect to such downgrade, such Hedge Counterparty shall take such other steps, if any, to enable the Issuer to satisfy the Moody's Rating Condition or the S&P Rating Condition, as applicable.

It shall also be an Additional Termination Event (as defined in the Hedge Agreement) if a Hedge Counterparty has a long-term senior unsecured debt or derivatives counterparty rating of less than "BBB-" by S&P or less than "A3" by Moody's or a short-term unsecured debt rating of less than "A-3" (if applicable) by S&P or less than "P-2" (if applicable) by Moody's and within the time period specified in the Hedge Agreement, such Hedge Counterparty, while collateralizing its exposure to the Issuer, fails to transfer the Hedge Agreement, in whole, but not in part, to a counterparty that satisfies the Required Hedge Counterparty Rating, subject to satisfaction of the Moody's Rating Condition or the S&P Rating Condition, as applicable.

The Hedge Counterparties may be Affiliates of the Initial Purchaser and/or Affiliates of the Collateral Manager, which arrangements may create certain conflicts of interest. See "Risk Factors—Certain Conflicts of Interest".

Hedge Agreements may be terminated in accordance with their terms, whether or not the Secured Notes have been paid in full or redeemed prior to such termination, upon the earliest to occur of (i) certain events of bankruptcy, insolvency, conservatorship, receivership or reorganization of the Issuer or the related Hedge Counterparty, (ii) failure on the part of the Issuer or the related Hedge Counterparty to make any payment under the Hedge Agreement within the applicable grace period, (iii) a change in law making it illegal for either the Issuer or the related Hedge Counterparty to be a party to, or perform an obligation under, the Hedge Agreement, (iv) an optional redemption of the Securities as described in "Description of the Securities—Optional Redemption" or (v) certain other events specified in the relevant Hedge Agreement; *provided, however*, that (x) no Hedge Agreement may be terminated by any party thereto in connection with an event specified in clause (iv) above until certain requirements set forth in the Indenture have been satisfied and following the expiration of any right of the Issuer to withdraw the related notice of redemption, and (y) if the occurrence or continuance of an Event of Default under the Indenture (other than any Event of Default which is also an event specified in clauses (i) or (ii) above) shall be a termination event under a Hedge Agreement, then such Hedge Agreement may not be terminated by any party thereto for so long as a Majority of the Controlling Class may rescind and annul the declaration of the related Event of Default in accordance with the Indenture.

If the Issuer is unable to or, if applicable, chooses not to obtain a substitute Hedge Agreement in the event that a Hedge Agreement is terminated, interest and other distributions due on the Secured Notes will be paid from amounts received on the Collateral Obligations without the benefits of a Hedge Agreement or a substitute Hedge Agreement. If the Indenture obligates the Issuer to seek a replacement upon termination of the Hedge Agreement and the Issuer is unable to find a suitable replacement Hedge Agreement, there can be no assurance that the Moody's Rating Condition and the S&P Rating Condition will be satisfied in respect of the Secured Notes (other than the Class X Notes). There can be no assurance that such amounts will be sufficient to provide for the full payment of interest on the Secured

Notes at the applicable Note Interest Rate or that amounts that would otherwise be distributable to the Holders of the Subordinated Securities will not be reduced in such case.

A termination of a Hedge Agreement does not constitute an Event of Default under the Indenture. The occurrence of any optional redemption of the Securities will cause the termination of any Hedge Agreement in place at such time. Such termination may require the Issuer to make a termination payment to the Hedge Counterparty, and the Holders may be unable to effect an optional redemption (other than in connection with an optional redemption following a Withholding Tax Event) despite having sufficient proceeds prior to making such termination payment to pay or redeem the Secured Notes and certain expenses in full. In addition, in order to liquidate the Collateral following an Event of Default, the Hedge Agreement must be terminated and proceeds from such liquidation must be sufficient to pay any termination payment owing to the Hedge Counterparty in addition to any amounts owing under the Secured Notes. As a result, as set forth in the Indenture, the Holders of the Secured Notes may be unable to effect a liquidation of the Collateral following an Event of Default despite having sufficient proceeds prior to the payment of such termination payment to pay the Secured Notes and certain expenses in full.

Depending on the requirements of the entity that acts as Hedge Counterparty, the Issuer may be required to post collateral to such Hedge Counterparty if the Class C Par Value Test is not satisfied on any Determination Date or the Class C Interest Coverage Test is not satisfied on any Determination Date on or after the Second Determination Date, as specified in subclause (ii) under "Description of the Securities—Priority of Payments—Principal Proceeds". If such posting requirements exist, the related Hedge Counterparty may be required to make certain payments to the Issuer to compensate the Issuer for the effect of such posting. See "Description of the Securities—Priority of Payments—Principal Proceeds".

With respect to any Hedge Agreement, (i) the Issuer may, with the consent of the applicable Hedge Counterparty, assign or transfer all or a portion of any Hedge Agreement, (ii) a Hedge Counterparty may assign its obligations under a Hedge Agreement to any institution (with the consent of the Issuer, if so required by the terms of the applicable Hedge Agreement), (iii) the Issuer and the Hedge Counterparty may amend a Hedge Agreement, and/or (iv) the Issuer may terminate a Hedge Agreement and replace a Hedge Counterparty; *provided*, *however*, that (1) in the case of (iii) or (iv) each of the Moody's Rating Condition and the S&P Rating Condition has been satisfied, (2) in each such case (i) or (ii) the Moody's Rating Condition has been satisfied and (3) in the case of (i) or (ii), S&P has received prior notice of such assignment or transfer and, if the Issuer will be required to make a payment in connection with such assignment, transfer or termination, S&P Rating Condition has been satisfied; *provided*, *further*, *however* that the Issuer may terminate a Hedge Agreement without satisfaction of the Moody's Rating Condition or the S&P Rating Condition in conjunction with an optional redemption of the Securities if all conditions applicable to such optional redemption set forth in the Indenture have been satisfied.

Any Hedge Agreements will be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflict of laws principles thereof and shall contain appropriate limited recourse and non-petition provisions as against the Issuer equivalent (*mutatis mutandis*) to those contained in the Indenture.

Securities Lending

Provided that no Event of Default has occurred and is continuing, the Collateral Manager, acting on behalf of the Issuer, may from time to time instruct the Trustee to lend Collateral Obligations to Securities Lending Counterparties (which Securities Lending Counterparties may be Affiliates of the Initial Purchaser and/or Affiliates of the Collateral Manager) pursuant to one or more Securities Lending Agreements provided to the Trustee.

Such Securities Lending Agreements may create certain conflicts of interest. See "Risk Factors—Certain Conflicts of Interest". The duration of any Securities Lending Agreement, and the Collateral Portfolio loaned thereunder, shall not exceed the Stated Maturity of the Securities.

Each Securities Lending Agreement shall be on market terms as determined by the Collateral Manager (except as may be required below) and shall:

(i) require that, in the first instance, the Securities Lending Counterparty return to the Issuer debt obligations that are identical (in terms of issue and class) to the loaned Collateral Obligations; *provided*, that if the Issuer and the Trustee have received an opinion or advice of tax counsel of nationally recognized standing in the United States experienced in such matters to the effect that the failure of the Securities Lending Counterparty to return such loaned Collateral Obligations will not cause the Issuer to be engaged, or deemed to be engaged, in a trade or business in the United States for United States federal income tax purposes or otherwise to be subject to United States federal income tax on a net basis, the Issuer may accept an alternative other than such loaned Collateral Obligations from the Securities Lending Counterparty (for so long as the failure of the Securities Lending Counterparty to provide such alternative will not constitute an "event of default" under such Securities Lending Agreement);

(ii) require that the Securities Lending Counterparty pay to the Issuer such amounts as are equivalent to all interest and other payments that the owner of the loaned Collateral Obligation is entitled to for the period during which the Collateral Obligation is loaned and such payments shall not be subject to any withholding tax imposed by any jurisdiction unless the Securities Lending Counterparty is required under the Securities Lending Agreement to make "gross-up" payments to the Issuer that cover the full amount of such withholding tax on an after-tax basis;

(iii) require that the Moody's Rating Condition and the S&P Rating Condition be satisfied;

(iv) satisfy any other requirements of Section 1058 of the Code and the Treasury regulations promulgated thereunder;

(v) be governed by the laws of New York; and

(vi) permit the Issuer to assign its rights thereunder to the Trustee pursuant to the Indenture.

In addition, the Issuer may indemnify a collateral agent or any other person acting in a similar capacity in connection with a Securities Lending Agreement (although any such indemnity payments will constitute Administrative Expenses and will be subject to the Priority of Payments).

A Securities Lending Counterparty will be required to post with the Trustee or any Securities Intermediary Securities Lending Collateral to secure its obligation to return the Collateral Obligations. "**Securities Lending Collateral**" means any cash or direct Registered debt obligations of the United States of America that have a maturity of five years or less and that are pledged by a Securities Lending Counterparty as collateral pursuant to a Securities Lending Agreement.

Such collateral will be maintained at all times with the Trustee or any Securities Intermediary in an amount equal to at least 102% of the current market value (determined daily by the related Securities Lending Counterparty and monitored by the Collateral Manager on behalf of the Issuer) of the loaned securities. Such collateral will not constitute Collateral Obligations and will not be available to support payments on the Secured Notes or for distribution to the Holders of the Subordinated Securities unless the related Securities Lending Counterparty defaults in its obligation to return the loaned Collateral Obligations to the Issuer.

If either of the Rating Agencies downgrades a Securities Lending Counterparty such that the Securities Lending Agreement or Securities Lending Agreements to which the Securities Lending Counterparty is a party are no longer in compliance with the requirements relating to the credit ratings of the Securities Lending Counterparty, then the Issuer, within 10 days thereof, will (i) terminate its Securities Lending Agreement or Securities Lending Agreements with such Securities Lending Counterparty; (ii) obtain a guarantor that meets the rating requirements of the definition of "Securities Lending Counterparty" for the Securities Lending Counterparty's obligations under the Securities Lending Agreement or Securities Lending Agreements; (iii) reduce the percentage of the Aggregate Principal Amount of the Collateral Portfolio loaned to such downgraded Securities Lending Counterparty so that the Securities Lending Agreement or Securities Lending Agreements to which such Securities Lending Counterparty is a party, together with all other Securities Lending Agreements, are in compliance with the requirements relating to the credit ratings of Securities Lending Counterparties; or (iv) take such other steps as each Rating Agency that has downgraded such Securities Lending Counterparty may require to satisfy each of the Moody's Rating Condition and the S&P Rating Condition.

The Issuer's exposure to a particular Securities Lending Counterparty will be subject to the limitations described in "Glossary of Defined Terms—Securities Lending Counterparty".

Collection and Payment Accounts

Interest Proceeds shall be deposited into a segregated, non-interest bearing trust account held in the name of the Issuer for the benefit of the Secured Parties (the **"Interest Collection Account"**); *provided* that any such amounts which are Interest Proceeds of assets whose acquisition is attributed to funds raised from the issuance of the Subordinated Securities will be deposited in a segregated, non-interest bearing trust account designated as the **"Subordinated Securities Interest Collection Account"**. Amounts deposited in the Interest Collection Account and the Subordinated Securities Interest Collection Account will be available, together with reinvestment earnings thereon, for application to the payment of the amounts set forth under "Description of the Securities—Priority of Payments" and for the acquisition of Substitute Collateral Obligations under the circumstances and pursuant to the requirements described herein and in the Indenture.

On or about the second Business Day prior to each Payment Date, the Trustee will deposit into a segregated, non-interest bearing trust account held in the name of the Issuer for the benefit of the Secured Parties and designated as the **"Payment Account"** as set forth in the Indenture, all funds in the Interest Collection Account, the Subordinated Securities Interest Collection Account, the Principal Collection Account and the Subordinated Securities Principal Collection Account (other than amounts that the Issuer is entitled to retain in the Interest Collection Account, the Subordinated Securities Interest Collection Account, the Principal Collection Account or the Subordinated Securities Principal Collection Account for subsequent reinvestment in accordance with the Reinvestment Criteria, if the Issuer so elects as set forth in the Indenture) and any Reinvestment Income required for payments to Holders of the Securities and payments of fees and expenses in accordance with the priorities described under "Description of the Securities—Priority of Payments".

Amounts retained in the Interest Collection Account, the Subordinated Securities Interest Collection Account, the Principal Collection Account, the Subordinated Securities Principal Collection Account, the Discretionary Reserve Account and the Revolving Credit Facility Reserve Account during a Due Period will be invested in Eligible Investments as directed by the Collateral Manager. All proceeds from the Eligible Investments will be retained in the Interest Collection Account, the Subordinated Securities Interest Collection Account, the Principal Collection Account, the Discretionary Reserve Account or the Subordinated Securities Principal Collection Account unless used to purchase Substitute Collateral Obligations in accordance with the Reinvestment Criteria, or used as otherwise permitted under the Indenture (including, to make any required deposit into the Revolving Credit Facility Reserve Account in connection with the purchase of a Revolving Credit Facility or Delayed Funding Term Loan). See "—Sale of Collateral Obligations; Substitute Collateral Obligations; Exchange of Defaulted Obligations and Reinvestment Criteria" and "Description of the Securities—Priority of Payments".

Principal Collection Account

Principal Proceeds and proceeds from the issuance and sale of the Securities and any initial payments from one of the Hedge Agreements described above (see "—Hedge Agreements") shall be deposited into a segregated, non-interest bearing trust account designated as the **"Principal Collection Account"**; *provided* that any such amounts which are Principal Proceeds of assets whose acquisition is attributed to funds raised from the issuance of the Subordinated Securities will be deposited in a segregated, non-interest bearing trust account designated as the **"Subordinated Securities Principal Collection Account"**. Amounts deposited in the Principal Collection Account and the Subordinated Securities Principal Collection Account will be invested in Eligible Investments until such Principal Proceeds are reinvested in Collateral Obligations in accordance with the Reinvestment Criteria, deposited in the Revolving Credit Facility Reserve Account in connection with the purchase of a Revolving Credit Facility or Delayed Funding Term Loan or applied in accordance with the Priority of Payments. See "Description of the Securities—Priority of Payments".

Any unused proceeds from the offering will remain in the Principal Collection Account and the Subordinated Securities Principal Collection Account until the earlier of (a) the day on which such proceeds are used to purchase or fund Collateral Obligations and (b) the end of the Reinvestment Period; *provided*, that on or after the Effective Date (but prior to the initial Payment Date), so long as the Minimum Par Value Ratio is satisfied, the Collateral Manager may, in its sole discretion, instruct the Trustee in writing to utilize up to $1,500,000 of Principal Proceeds and unused proceeds remaining in the Principal Collection Account and the Subordinated Securities Principal Collection Account for (i) transfer to the Interest Collection Account for application as Interest Proceeds in accordance with the Priority of Payments, (ii) application as Principal Proceeds in accordance with the Priority of Payments or (iii) transfer to the Discretionary Reserve Account for future transfer and/or application of such funds according to (i) or (ii) above as further described in "—Discretionary Reserve Account" below, in each case on or before the Payment Date in April 2008. At any time prior to the initial Payment Date, the Collateral Manager may, in its sole discretion, instruct the Trustee to (1) withdraw some or all of any funds deposited in the Interest Collection Account pursuant to clause (i) of the preceding sentence and (2) deposit such funds in the Principal Collection Account or the Subordinated Securities Principal Collection Account, as applicable. Any such unused proceeds remaining in the Principal Collection Account and the Subordinated Securities Principal Collection Account at the end of the Reinvestment Period (other than Reinvestment Income (which shall be treated as Interest Proceeds)) shall be applied as Principal Proceeds on the first Scheduled Payment Date following the end of the Reinvestment Period. On any Determination Date on which any of the Par Value Tests are not satisfied or on any Determination Date on or after the Second Determination Date on which any of the Interest Coverage Tests are not satisfied, all such unused proceeds (other than Reinvestment Income (which shall be treated as Interest Proceeds)) shall be applied as Principal Proceeds in accordance with the Priority of Payments on the next succeeding Scheduled Payment Date. See "Description of the Securities—Priority of Payments".

From time to time after the Closing Date, Principal Proceeds in an amount equal to the Future Drawdown Amount may be transferred from the Principal Collection Account to the Revolving Credit Facility Reserve Account.

Discretionary Reserve Account

If and to the extent that the Collateral Manager instructs the Trustee in writing on or after the Effective Date (but prior to the initial Payment Date) to transfer amounts on deposit in the Principal Collection Account or the Subordinated Securities Principal Collection Account to a discretionary reserve account as set forth in "—Principal Collection Account" above, the Trustee shall establish a segregated, non-interest bearing trust account for such purpose (such account, the "**Discretionary Reserve Account**") into which the Trustee will deposit such amounts as the Collateral Manager so instructs. As directed by the Collateral Manager in writing from time to time until the Payment Date in April 2008, the Trustee shall withdraw funds deposited in the Discretionary Reserve Account for transfer to the Interest Collection Account for application as Interest Proceeds or the Principal Collection Account for application as Principal Proceeds, all as set forth in "—Principal Collection Account" above. Amounts in the

Discretionary Reserve Account will be invested in Eligible Investments in accordance with the written instructions of the Collateral Manager (which may be in the form of standing instructions). On the Payment Date in April 2008, the Trustee shall transfer any amount remaining in the Discretionary Reserve Account to the Interest Collection Account for application as Interest Proceeds or the Principal Collection Account for application as Principal Proceeds, as directed by the Collateral Manager in writing, and close the Discretionary Reserve Account.

Expense Reserve Account

On the Closing Date, the Issuer will deposit the Expense Reserve Amount into a segregated, non-interest bearing trust account designated as the **"Expense Reserve Account"**. At the direction of the Collateral Manager on behalf of the Issuer, the Trustee may at any time withdraw funds deposited in the Expense Reserve Account solely to pay for any fees or expenses incurred by or on behalf of the Issuer in connection with (i) the structuring and consummation of the offering and the issuance of the Securities or (ii) the Effective Date ((i) or (ii) above, the **"Reserved Expenses"**). Amounts in the Expense Reserve Account will be invested in overnight funds that are Eligible Investments in accordance with the written instructions of the Collateral Manager on behalf of the Issuer (which may be in the form of standing instructions) and will, for the avoidance of doubt, not be included in the Collateral Quality Tests and the Coverage Tests. At the direction of the Collateral Manager on behalf of the Issuer, the Trustee may at any time transfer amounts deposited in the Expense Reserve Account to the Interest Collection Account for application as Interest Proceeds and/or to the Principal Collection Account for application as Principal Proceeds so long as the Collateral Manager on behalf of the Issuer has confirmed to the Trustee in writing that there are sufficient funds remaining in the Expense Reserve Account after such transfer to pay for all accrued but unpaid Reserved Expenses. On the earlier of (i) the first Scheduled Payment Date and (ii) the Business Day that the Collateral Manager on behalf of the Issuer has confirmed to the Trustee in writing that all Reserved Expenses have been paid by the Issuer, the Trustee shall transfer any amount remaining in the Expense Reserve Account to the Principal Collection Account or the Interest Collection Account and close the Expense Reserve Account. Any amounts transferred from the Expense Reserve Account to the Interest Collection Account will be treated as Interest Proceeds and any amounts transferred from the Expense Reserve Account to the Principal Collection Account will be treated as Principal Proceeds.

Revolving Credit Facility Reserve Account

Upon the purchase of any Collateral Obligation that is a Revolving Credit Facility or a Delayed Funding Term Loan, funds from the Principal Collection Account or the Subordinated Securities Principal Collection Account, as applicable (including any Revolving Credit Facility Net-Backs), in an amount equal to the Future Drawdown Amount will be deposited in a segregated, non-interest bearing trust account designated as the **"Revolving Credit Facility Reserve Account"** such that the amount of funds on deposit in the account will be equal to or greater than the Aggregate Underlying Undrawn Amount. After the initial purchase, all principal payments received on any Revolving Credit Facility in an amount at least equal to the Future Drawdown Amount will be deposited into the Revolving Credit Facility Reserve Account (and will not be available for distribution as Principal Proceeds); *provided, however,* that at the direction of the Collateral Manager on behalf of the Issuer, amounts deposited in the Revolving Credit Facility Reserve Account may be transferred to the Principal Collection Account from time to time so long as, immediately after such transfer, the amount on deposit in the Revolving Credit Facility Reserve Account is greater than or equal to the Aggregate Underlying Undrawn Amount. If a loan consists of a combination of a Revolving Credit Facility and a term loan, only that portion of the loan that constitutes a Revolving Credit Facility will be treated as a Revolving Credit Facility. Amounts in the Revolving Credit Facility Reserve Account will be invested in Eligible Investments and will be included in the Coverage Tests as described above under "—The Collateral Quality Tests" and "—The Coverage Tests". For the avoidance of doubt, the Issuer shall not be deemed to have violated the restriction set forth in subclause (xiii) of the definition of "Collateral Obligation" by satisfying the Issuer's funding obligations under any Revolving Credit Facilities or Delayed Funding Term Loans.

Synthetic Security Collateral Account

If and to the extent that any Synthetic Security requires the Issuer to secure its obligations with respect to such Synthetic Security, the Issuer shall establish a segregated, non-interest bearing trust account for such Synthetic Security (such account, the **"Synthetic Security Collateral Account"**) into which, as directed by the Collateral Manager on behalf of the Issuer, the Issuer will deposit all amounts which are required to secure the obligations of the Issuer in accordance with the terms of any and all Synthetic Securities entered into between the Issuer and the related Synthetic Security Counterparty.

As directed by the Collateral Manager on behalf of the Issuer and in accordance with the applicable Synthetic Securities, amounts on deposit in a Synthetic Security Collateral Account on behalf of a Synthetic Security Counterparty shall be invested in Eligible Investments which are permitted by the applicable Synthetic Securities and any related credit support documents. Income received on amounts on deposit in each Synthetic Security Collateral Account may, as directed by the Collateral Manager on behalf of the Issuer, either (x) be retained in such Synthetic Security Collateral Account if the Aggregate Principal Amount of all remaining Eligible Investments in such account is not in excess of the Aggregate Principal Amount of any and all outstanding Synthetic Securities entered into between the Issuer and such Synthetic Security Counterparty and such Synthetic Security so provides and may, if so provided, be used to pay amounts owing to such Synthetic Security Counterparty or (y) be withdrawn from such account and deposited in the Interest Collection Account (or, if the amounts on deposit were, or are the proceeds of, Subordinated Securities Collateral Obligations, the Subordinated Securities Interest Collection Account) for distribution as Interest Proceeds. Principal payments received on amounts on deposit in each Synthetic Security Collateral Account prior to the release of the Synthetic Security Collateral will, if so required under the terms of the applicable Synthetic Security and any related credit support documents and as directed by the Collateral Manager on behalf of the Issuer, be reinvested and maintained as Synthetic Security Collateral in accordance with the terms of such Synthetic Security and any related credit support documents, or, if not so required, withdrawn from such account and deposited in the Principal Collection Account (or, if the amounts on deposit were, or are, the proceeds of, Subordinated Securities Collateral Obligations, the Subordinated Securities Principal Collection Account) for distribution as Principal Proceeds. For the avoidance of doubt, as directed by the Collateral Manager on behalf of the Issuer, any cash received from the liquidation of Synthetic Security Collateral and not paid to the Synthetic Security Counterparty will be deposited into the Principal Collection Account or the Subordinated Securities Principal Collection Account, as the case may be, and be treated as: (i) a recovery on a Defaulted Obligation in the event that the Synthetic Security was terminated as a result of a credit event, an "event of default" or a "termination event" (each as defined in the applicable Synthetic Security); (ii) Unscheduled Principal Payments in the event that the Synthetic Security was subject to an agreed-upon termination prior to its scheduled termination or (iii) Principal Proceeds in the event that the Synthetic Security was terminated at its scheduled maturity. Such cash will be deposited in the Principal Collection Account.

Amounts contained in any Synthetic Security Collateral Account shall not be considered to be an asset of the Issuer for purposes of any of the Collateral Quality Tests or the Coverage Tests (except as provided in subclause (ii) of the definition of "Coverage Test"), but the Synthetic Security which relates to such Synthetic Security Collateral Account shall be so considered an asset of the Issuer. If and to the extent that any Synthetic Securities or any related credit support documents so provide, upon the occurrence of a credit event or an "event of default" or a "termination event" (each as defined in the applicable Synthetic Security), amounts contained in the related Synthetic Security Collateral Account shall, except in the case of an "event of default" (as defined in the applicable Synthetic Security) as to which the Synthetic Security Counterparty is the defaulting party, be liquidated and the proceeds thereof paid to the related Synthetic Security Counterparty, in any such case, only to the extent necessary to satisfy the obligations of the Issuer to the related Synthetic Security Counterparty in accordance with the terms of such Synthetic Security as directed by the Collateral Manager on behalf of the Issuer. For the avoidance of doubt, the payment by the Issuer of the proceeds of any liquidation of Eligible Investments contained in the Synthetic Security Collateral Account to a Synthetic Security Counterparty to the extent necessary to satisfy the obligations of the Issuer to the related Synthetic Security Counterparty in accordance with the terms of such Synthetic Security, shall not be deemed to be a violation of the restriction set forth in subclause (xiii) of the definition of "Collateral Obligation".

Treasury Strip Component Account

On the Closing Date, the Issuer will deposit the Treasury Strips into a segregated, non-interest bearing trust account designated as the "**Treasury Strip Component Account**". Any and all Treasury Strips at any time on deposit in, or otherwise to the credit of, the Treasury Strip Component Account shall be held in trust by the Trustee for the benefit of the Holders of the Combination Securities. The only permitted withdrawal from or release or liquidation of Treasury Strips on deposit in, or otherwise to the credit of, the Treasury Strip Component Account shall be for the purposes described herein and in the Indenture. At all times, the Treasury Strip Component Account shall remain at an institution with a combined capital and surplus in excess of $250,000,000 and whose long-term senior debt is rated "A2" or above by Moody's and rated "A" or above by S&P.

Securities Lending Account

Securities Lending Collateral pledged pursuant to a related Securities Lending Agreement shall be deposited into a segregated, non-interest bearing trust account or trust accounts established pursuant to the Indenture, and held there pursuant to the related Securities Lending Agreement (such account, the **"Securities Lending Account"**).

Upon an event of default by any Securities Lending Counterparty under the related Securities Lending Agreement, the Issuer or the Trustee, as the case may be, as permitted in the Securities Lending Agreement and in consultation with the Collateral Manager on behalf of the Issuer, shall promptly exercise its remedies under such Securities Lending Agreement, including liquidating, or causing the liquidation of, the related Securities Lending Collateral in accordance with written instructions from the Collateral Manager on behalf of the Issuer. Proceeds of any such liquidation shall be deposited in the Principal Collection Account and the Subordinated Securities Principal Collection Account, as applicable.

Margin Stock

The Collateral Portfolio may consist of securities that, at the time of purchase (or when a commitment to purchase is entered into), provide for conversion at the option of the holder or have equity features attached. Debt securities that are convertible into Margin Stock may be also considered Margin Stock and securities with equity features may be considered Margin Stock. The Concentration Limitations limit the amount of securities that can be purchased by the Issuer with equity features attached that may be considered Margin Stock. See "Summary—Concentration Limitations". Accordingly, the ability of the Issuer to acquire any types of convertible securities and securities with equity features will be restricted by the limitations imposed on the Issuer's ability to acquire Margin Stock. For instance, only proceeds of Subordinated Securities Collateral Obligations and funds on deposit in the Subordinated Securities Interest Collection Account and the Subordinated Securities Principal Collection Account may be used to purchase Collateral Obligations that constitute Margin Stock.

Regulation U governs certain extensions of credit by Regulation U Lenders. Under current interpretations of Regulation U by the FRB and its staff, the purchase of debt securities such as the Securities in a private placement may constitute an extension of credit. Among other things, Regulation U generally imposes certain limits on the amount of Purpose Credit that Regulation U Lenders may extend that is secured directly or indirectly by Margin Stock. The provisions of the Indenture and the Collateral Management Agreement are intended to ensure that (i) the purchasers of the Subordinated Securities (which are not secured by Margin Stock) are not Regulation U Lenders and (ii) the credit extended by purchasing the Secured Notes (which is secured by the Collateral, which may include Margin Stock) is not Purpose Credit. Regulation U Lenders are not subject to the Regulation U credit limits with respect to extensions of credit that are not Purpose Credit.

Regulation U also generally requires Regulation U Lenders (other than Persons that are banks within the meaning of Regulation U) to register with the FRB. Under an interpretation of Regulation U by the FRB staff, Qualified Institutional Buyers purchasing debt securities secured by Margin Stock in a transaction in compliance with Rule 144A are not required to register with the FRB where the proceeds of the securities are not used for Purpose Credit. Non-U.S. Persons purchasing Secured Notes in reliance on Regulation S who do not have their principal place of business in a Federal Reserve District of the FRB are also not required to register with the FRB.

Any purchaser of Secured Notes who is not a bank (as defined in Regulation U) and is not required to register with the FRB will not be subject to any provisions of Regulation U. Any purchaser of the Secured Notes who is a bank or who is already registered with the FRB as a Regulation U lender generally must obtain from any person to whom they extend credit secured by Margin Stock a Federal Reserve Form U-1 (for bank lenders) or Form G-3 (for non-bank lenders). Purchasers of the Secured Notes may obtain a Form U-1 or G-3, as applicable, executed by the Issuer or the Issuers, as applicable, from the Issuer, for execution and retention by such purchaser on or prior to the Closing Date. Each purchaser of Secured Notes will be responsible for its own compliance with Regulation U, including the filing by the purchaser of any required registration or annual filings under Regulation U, and purchasers of Secured Notes should consult with their own legal advisors as to Regulation U and its application to them. Purchasers of Secured Notes not otherwise exempt from registering with the FRB will be deemed to have covenanted and agreed that if such purchaser is not registered with the FRB on or prior to the date of the purchaser's purchase, such purchaser will, within the required time period, register with the FRB.

Under the Indenture, each purchaser of an interest in a Regulation S Global Secured Note will be deemed to have represented that either (x) such purchaser's principal place of business is not located within any Federal Reserve District of the United States Federal Reserve Bank or (y) such purchaser has satisfied and will satisfy any applicable registration or other requirements of the FRB including, without limitation, Regulation U, in connection with its acquisition of the Secured Notes.

The accounts established by, and the maintenance of funds and securities under, the Indenture have been structured with the intent that the proceeds of the Secured Notes not be treated as constituting Purpose Credit; however, such result is not guaranteed.

MATURITY AND PREPAYMENT CONSIDERATIONS

The Stated Maturity of the Securities is the Scheduled Payment Date in April, 2020. The average life of each Class of Securities is expected to be shorter than the number of years until its Stated Maturity. Average life refers to the average amount of time that will elapse from the date of delivery of a security until each Dollar of the principal of such security will be paid to the investor. The average lives of the Secured Notes will be determined by the amount and frequency of principal payments or other distributions, which are dependent upon, among other things, the amount of sinking fund payments and any other payments received at or in advance of the scheduled maturity of Collateral Obligations (whether through sale, maturity, redemption, default or other liquidation or disposition). The actual average lives and actual maturities of the Secured Notes will be affected by the financial condition of the issuers of the underlying Collateral Obligations and the characteristics of such securities, including the existence and frequency of exercise of any optional or mandatory redemption features, the prevailing level of interest rates, the redemption price, the actual default rate, the actual level of recoveries on any Defaulted Obligations and the timing of defaults and recoveries, and the frequency of tender or exchange offers for such Collateral Obligations. Substantially all of the Collateral Obligations are expected to be subject to sinking fund payments or optional redemption or prepayment by the issuer of such securities. In addition, if principal payments or other distributions on the Secured Notes occur under the circumstances described under “Summary—Principal Payments and other Distributions on the Secured Notes”, the average life of the Secured Notes will also be affected.

Any disposition of a Collateral Obligation may change the composition and characteristics of the Collateral Obligations and the rate of payment thereon, and, accordingly, may affect the actual average lives of the Secured Notes. The rate of and timing of future defaults and the amount and timing of any cash realization from Defaulted Obligations also will affect the maturity and average lives of the Secured Notes. The ability of the Collateral Manager to reinvest any Principal Proceeds in the manner described under “Security for the Secured Notes—Sale of Collateral Obligations; Substitute Collateral Obligations; Exchange of Defaulted Obligations and Reinvestment Criteria” and the decisions of the Collateral Manager regarding whether or not to reinvest such proceeds will also affect the average lives of the Secured Notes. For so long as any of the Offered Securities are listed on the ISE and the guidelines of such Exchange shall so require, notice of the Maturity of any Class of Securities shall be published by an announcement to the Companies Announcement Office of the ISE.

THE COLLATERAL MANAGER

The information appearing in this Offering Circular under the headings "Risk Factors—Dependence on Key Personnel; Prior Investment Results," "Risk Factors—Certain Conflicts of Interest—The Collateral Manager," "Risk Factors—Certain Litigation and Regulatory Risks" and "The Collateral Manager" has been prepared by the Collateral Manager and has not been independently verified by the Initial Purchaser or either of the Co-Issuers. Neither the Initial Purchaser nor the Co-Issuers assume any responsibility for the accuracy, completeness or applicability of such information, and the Collateral Manager assumes no responsibility for the accuracy, completeness or applicability of any other information contained in this Offering Circular, except the information set forth under the headings "Risk Factors—Dependence on Key Personnel; Prior Investment Results," "Risk Factors—Certain Conflicts of Interest—The Collateral Manager," "Risk Factors—Certain Litigation and Regulatory Risks" and "The Collateral Manager".

General

Certain administrative and advisory functions with respect to the Collateral will be performed by the Collateral Manager under the Collateral Management Agreement to be entered into between the Issuer and the Collateral Manager.

Additional information about the Collateral Manager is available through its Form ADV, which is on file with the SEC, and Part II of which is attached to this Offering Circular as Exhibit B.

Collateral Manager

HCM is a Delaware limited liability company formed in 2006 by Joseph W. Harch and Michael E. Lewitt. Eric M. Oberg joined HCM as a Principal and Senior Vice President in 2007. HCM is an affiliate of Harch Capital Management, Inc. ("**Harch Capital**"), a Florida corporation founded in 1991 and owned by Joseph W. Harch and Michael E. Lewitt. HCM and Harch Capital (together, "**HCM Group**") share certain personnel, technology, human resources and other administrative and support functions. As of March 31, 2007, HCM Group managed approximately $800 million of loan assets as well as approximately $90 million of high yield bonds and equities.

Both HCM and Harch Capital are registered with the SEC as registered investment advisers pursuant to the Investment Advisers Act of 1940 (the "**Advisers Act**"). HCM's principal office is located at One Park Place, 621 NW 53rd Street, Suite 620, Boca Raton, FL 33487. HCM's telephone number is (561) 226-6199.

Currently, Harch Capital manages Harch CLO II, a $400 million CLO closed in November 2005. Harch Capital formerly managed Harch CLO I, a $425 million CLO formed in March 2000 and liquidated in the first quarter of 2005. HCM Group also manages a short-oriented credit fund, the HCM Hegemony Fund, established in April 2004, and a $200 million separate bank loan account for a large financial institution.

Key Personnel

Set forth below is information regarding certain investment professionals and operations personnel of the Collateral Manager, including those personnel who will be primarily responsible for managing the Collateral and for performing the advisory and administrative functions related thereto. Such persons may not necessarily continue to hold such positions during the entire term of the Collateral Management Agreement, and the Collateral Manager and/or HCM Group may add additional principals and other personnel at any time.

Joseph W. Harch is a Member and Chairman of HCM and Chairman and co-founder of Harch Capital. Mr. Harch has functioned as a research analyst, investment strategist and portfolio manager for HCM Group's high yield fixed income and bank loan accounts since 1991. Mr. Harch, formerly a Certified

Public Accountant, has been in the securities business since 1979, and his career has been concentrated in the less-than-investment grade sector since 1982. Between 1979 and 1991, Mr. Harch was a senior investment banker with the firms of Bateman Eichler, Hill Richards, Prudential Bache Securities, Drexel Burnham Lambert, Inc. ("Drexel Burnham") and Donaldson, Lufkin & Jenrette, Inc. During his tenure at these firms, Mr. Harch originated, processed and marketed equity, convertible debt and high yield debt offerings and exchanges. From October 1988 through February 1990, Mr. Harch was the National High Yield Sales Manager at Drexel Burnham, where he managed its high yield sales force and syndicate department and was responsible for new account development and origination. From September 2002 to March 2004, he served as a consultant to Knowledge Universe, LLC while continuing to be an owner of, and be involved with, Harch Capital. Mr. Harch also serves on a number of private company boards from time to time. Mr. Harch graduated from California State University, Fullerton in 1975 with a BA in Finance and was a Certified Public Accountant before entering the securities industry.

Michael E. Lewitt is the Managing Member and President of HCM. He co-founded Harch Capital in 1991. Mr. Lewitt has functioned as a research analyst, investment strategist and portfolio manager for HCM Group's high yield fixed income and bank loan portfolios. Mr. Lewitt has worked in the securities business since 1987 and has substantial experience and knowledge of the legal, tax and financial issues involved in complex corporate transactions, corporate securities and hedge funds. From 1987 to 1990, Mr. Lewitt was an investment banker at Drexel Burnham and Security Pacific Merchant Bank, where he originated, processed and marketed equity and debt offerings, merger and acquisition transactions and exchange transactions. Mr. Lewitt graduated *Magna Cum Laude* and with Honors from Brown University in 1979, studied Comparative Literature as a doctoral candidate at Yale University from 1979 to 1981, and earned his JD and LLM in Taxation degrees from New York University School of Law in 1985 and 1988, respectively. Mr. Lewitt authors *The HCM Market Letter*, a monthly review of the financial markets and political world. Mr. Lewitt serves on the editorial board of *Trusts & Estates* magazine. From time to time, Mr. Lewitt also serves on the boards of a number of non-profit institutions.

Eric M. Oberg is a Principal and Senior Vice President of HCM, a position he has held since 2007. Mr. Oberg spent 17 years at Goldman Sachs, joining the firm in 1988 and retiring as a Managing Director in April 2005. His most recent position prior to retiring was Head of the North American Credit Derivatives Sales Group. Prior to that, Mr. Oberg oversaw the marketing and distribution for the Portfolio Credit Area of Credit Derivatives globally, and was head of the Credit Derivatives Syndicate Desk. Prior to joining the Credit Derivatives Group, he was Head of ABS Trading and ran the Floating-Rate Note and Bank Note Businesses for the Corporate Bond Department. Previously, he worked as an Institutional Salesperson for Goldman Sachs in the New York, San Francisco and Los Angeles offices. He holds a joint degree in Economics and Political Science from Brown University.

James C. DiDonato is an Executive Vice President of HCM. He joined HCM Group in 1994. Mr. DiDonato has been actively involved in the high yield bond market since 1981, with special expertise in researching and investing in distressed securities. From 1984 to 1989, Mr. DiDonato headed the High Yield Bond Research Department at Shearson Lehman Brothers. From 1989 to 1993, Mr. DiDonato was a Portfolio Manager and Senior Vice President at Dean Witter Reynolds. From 1989 to 1990, Mr. DiDonato had primary investment responsibility for five Dean Witter Reynolds high yield bond mutual funds with an aggregate of US $2.5 billion in assets and served (from 1991 to 1993) as Director of High Yield Research and Corporation Reorganizations. Mr. DiDonato was formerly a Certified Public Accountant. Mr. DiDonato graduated from the University of Notre Dame and holds an MBA from the Rutgers Graduate School of Management.

Jeffrey H. Hill is an Executive Vice President of HCM. He joined HCM Group in 1994. Mr. Hill has been actively involved in the high yield securities market since 1975. In the late 1970s, Mr. Hill served as both a research analyst and portfolio manager in high yield fixed income securities and was among the first published high yield bond research analysts. From 1981 to 1989, Mr. Hill headed the high yield bond departments (including sales, trading and acting as Director of Research) at Prudential Bache Securities (1981 to 1983), Shearson Lehman (1983 to 1988) and Smith Barney Harris Upham (1988 to 1990). In these positions, Mr. Hill was responsible for the investment of each firm's capital in high yield securities and for pricing and marketing new issue high yield bonds. From 1990 to 1994, Mr. Hill was a

Senior Salesman in the High Yield Bond Department of Alex. Brown & Sons. Mr. Hill is a Phi Beta Kappa graduate of Pennsylvania State University and holds an MBA from The Wharton School of the University of Pennsylvania.

Mary Ide is an Executive Vice President of HCM. She joined Harch Capital in April 2005. Ms. Ide has been actively involved in the less-than-investment grade credit markets for over 25 years. Prior to joining HCM Group, Ms. Ide worked in high yield trading and sales for several major brokerage houses, including Shearson-Lehman Brothers, Alex. Brown & Sons and, most recently, Miller Tabak. Ms. Ide earned her BA from Smith College.

Susan Crouse is a First Vice President and Comptroller of HCM. She joined Harch Capital in 1999 and became Comptroller in June 2000. In 2007, Ms. Crouse returned to full-time duty as a credit analyst. Ms. Crouse has been actively involved in financial analysis and investment research since 1994. Prior to joining HCM Group, Ms. Crouse was a fixed income analyst for Riverside Capital Advisors. Ms. Crouse holds a BA and MBA from Florida Atlantic University.

Gabriel "Buddy" Gengler is a Vice President of HCM. He joined HCM Group in September 2006, with responsibilities as credit analyst and assistant portfolio manager. Prior to joining HCM, Mr. Gengler served as a platoon leader, executive officer, and commander in the US Army and was awarded the Bronze Star for combat service in Iraq. As an Army Captain, Mr. Gengler managed both large scale combat and logistics operations and his responsibilities included unit financial reporting and budget requirements. After sustaining a lower leg injury in Iraq, Mr. Gengler was honorably discharged from the Army and joined Ernst & Young as a consultant focusing on Sarbanes-Oxley compliance, financial operations, and business process review across multiple industries. Mr. Gengler possesses a BS in Management (with a minor in Systems Engineering) from the United States Military Academy at West Point and an MBA from Touro University International. Mr. Gengler is currently in the process of completing his masters in economics from Florida Atlantic University and pursuing his CFA.

Brian Ludwig is an Associate of HCM, with responsibilities as a credit analyst. Prior to joining HCM in January 2007, he worked as an Associate at CrossKeys Capital, a boutique mergers and acquisitions investment bank based in Fort Lauderdale, Florida, where he created offering memoranda, proposals, and executive summaries for small companies. Before that, Mr. Ludwig worked as an Analyst at Kolter Communities, an international real estate development company based in West Palm Beach, Florida, where his work focused on financial modeling and financing proposals for private development projects. Mr. Ludwig is a past member of the Board of Directors of the American Lung Association of Southeast Florida, chairing the *Student Teach Students* program. Mr. Ludwig holds a Bachelors of Science degree in Finance from Lehigh University's College of Business and Economics.

Jennifer Whiteman joined HCM as Chief Financial Officer and Secretary in March 2007. Until joining HCM, she served as the Senior Manager of Corporate Accounting at RailAmerica, Inc., a leading short line and regional rail service provider operating in the United States and Canada and a member of the Russell 2000 Index. At RailAmerica, Ms. Whiteman was responsible for SEC and management reporting, corporate accounting, internal audit and Sarbanes-Oxley related matters. Prior to joining RailAmerica, Ms. Whiteman worked as a Senior Auditor at PricewaterhouseCoopers LLP, in Miami, Florida. Ms. Whiteman is a Certified Public Accountant and is a member of the AICPA. She holds a Bachelor of Arts from Flagler College and a Master of Accounting from The University of Florida.

Certain Considerations Regarding Harch Capital

Harch Capital, an affiliate of HCM, is involved in the judicial and regulatory proceedings described below. HCM does not believe that these matters will have a material adverse effect on its ability to perform its duties as Collateral Manager or otherwise on the conduct of HCM Group's business.

Action Related to Harch CLO I

On or about April 13, 2005, a civil action, *Harch International Limited v. Harch Capital Management, Inc., et al.* (Case No. 05601312) (the "**Action**"), was filed in Supreme Court of the State of New York, County of New York, by Harch International Limited ("**HIL**") against Harch Capital and Harch CLO I. Since January 2005, HIL has been controlled by Old Hill Partners, a Connecticut-based hedge fund advisor. HIL is a Cayman Islands investment company which purchased 100% of the Harch CLO I Class D Subordinated Notes. Harch Capital served as Collateral Manager for Harch CLO I and as Subadvisor for HIL.

HIL's Original Complaint purported to state claims for breach of contract, breach of fiduciary duty, fraud, conversion, and an accounting. On or about June 17, 2005, Harch Capital filed a Motion to Dismiss the complaint. Subsequently, HIL withdrew its Original Complaint, hired new counsel and filed an Amended Complaint in which it dropped its claims for fraud, conversion and an accounting. HIL's Amended Complaint also added as a defendant JPMorgan Chase Bank, N.A. ("**JPMC**"), the trustee for Harch CLO I. HIL's Amended Complaint asserts causes of action for breach of contract and breach of fiduciary duty arising out of certain alleged actions relating to Harch CLO I, including (a) Harch Capital's alleged failure to cause the issuance of additional Class D Subordinated Notes or any other consideration in connection with the reinvestment of certain distributions on the Harch CLO I Class D Subordinated Notes and (b) Harch Capital's acceptance of an allegedly miscalculated incentive fee of approximately $7.6 million that it received upon Harch CLO I's liquidation (the "**Harch CLO I Incentive Fee**"). HIL seeks compensatory damages in excess of $7 million and punitive damages in the amount of $50 million.

On or about September 8, 2006, Harch Capital filed an Answer to the Amended Complaint maintaining, among other things, that the Harch CLO I Incentive Fee was calculated accurately, by independent third parties, in accordance with the terms of the Collateral Management Agreement. Harch Capital also put forward counterclaims against HIL and cross-claims against Old Hill Partners. Harch Capital also seeks indemnification from Harch CLO I pursuant to the Collateral Management Agreement in that transaction and from HIL pursuant to the Subadvisory Agreement between Harch Capital and HIL's manager Blue Highway Management Limited.

On or about October 23, 2006, HIL filed a Motion for Partial Summary Judgment on its breach of contract claims against Harch Capital and JPMC. On or about December 19, 2006, Harch Capital filed a motion opposing HIL's motion and cross moving for partial summary judgment dismissing HIL's claims. On or about December 19, 2006, JPMC cross moved for partial summary judgment dismissing HIL's claims against it. The motions were heard by the Court at the end of February of this year; no order has been issued with respect to such motions as of yet. Harch Capital intends to continue its vigorous pursuit of its defenses, counterclaims and cross-claims in the Action.

SEC Investigation

In the first quarter of 2004, the staff of the SEC's Miami Regional Office (the "**Staff**") initiated a routine examination of Harch Capital. In connection with that examination, the Staff brought to the attention of Harch Capital that it had engaged in trades which in the view of the Staff violated Sections 5(a) and 5(c) of the Securities Act for failure to comply with the requirements of Rule 144A, in that the Staff believed that Harch Capital and affiliated entities were buying securities for entities that were not themselves "qualified institutional buyers." In response, Harch Capital promptly enhanced its policies and procedures in an effort to prevent future Rule 144A violations. The Staff also brought to Harch Capital's attention a failure to retain records of certain electronic communications, which in the view of the Staff violated the recordkeeping requirements of Section 204 of the Advisers Act and Rule 204-2(a)(7) thereunder. In response, Harch Capital implemented retention procedures and back-up systems with respect to such communications. The Staff initiated an informal investigation of Harch Capital, which was converted into a formal investigation in September 2004. In January 2007, Harch Capital reached an agreement in principle with the Staff pursuant to which Harch Capital, an affiliated entity and the principals of Harch Capital, Joseph W. Harch and Michael E. Lewitt, pursuant to an order and without admitting or denying any wrongdoing, will be censured, will agree not to engage in any further violations of Section 5 of the Securities Act and Section 204 of the Investment Advisers Act, and will disgorge certain fees and trading profits and pay certain fines and interest. The agreement with the Staff is subject to the review and approval of the SEC in Washington DC, which approval cannot be assured.

THE COLLATERAL MANAGEMENT AGREEMENT

General

The Collateral Manager will perform the investment management functions, including, without limitation, directing the investment and reinvestment of the Collateral and performing certain administrative functions on behalf of the Issuer, in each case, in accordance with the Collateral Management Agreement and applicable provisions of the Indenture and applicable law. The Collateral Manager will, and will be authorized, to (i) select the Collateral Obligations and Eligible Investments to be acquired by the Issuer, (ii) invest and reinvest the Collateral Obligations and Eligible Investments and (iii) instruct the Trustee with respect to any acquisition, disposition or tender of a Collateral Obligation or Eligible Investment by the Issuer. The Collateral Manager will, and will be authorized to, negotiate, on behalf of the Issuer, with respect to all actions to be taken by the Issuer under the Hedge Agreements and Securities Lending Agreements to be entered into by the Issuer.

All Senior Collateral Management Fees payable to the Collateral Manager are required to be made prior to the payment of interest or other distribution and principal on the Secured Notes on each Payment Date, and all Subordinated Collateral Management Fees and Incentive Collateral Management Fees payable to the Collateral Manager are subordinate to the payment of interest or other distribution and principal on the Secured Notes but are required to be made prior to distributions on the Subordinated Securities on each Payment Date.

The Collateral Manager shall perform its duties and functions under the Collateral Management Agreement (i) in good faith, (ii) in a manner comparable to other institutional investment managers of national standing investing in comparable assets and (iii) using a degree of skill and attention no less than that which the Collateral Manager exercises with respect to comparable assets that it manages for itself and for others; *provided, however,* that, notwithstanding any other provisions to the contrary contained in the Collateral Management Agreement or the Indenture, the Collateral Manager, Affiliates of the Collateral Manager and members, managers, managing directors, directors, partners, officers, agents, stockholders and employees of the Collateral Manager or such Affiliates will not be liable to the Issuer, the Trustee or the Holders of the Securities or any other persons for any loss incurred as a result of any acts or omissions of the Collateral Manager in respect of or arising out of its obligations under the Collateral Management Agreement or the Indenture or any other transaction document applicable to it, except that the Collateral Manager will be so liable for acts or omissions constituting bad faith, willful misconduct or gross negligence in the performance of, or reckless disregard with respect to, its obligations thereunder and under the express terms of the Indenture applicable to the Collateral Manager. Notwithstanding the standard for performance of the Collateral Manager's duties set forth above, the Collateral Manager makes no representation that, and the Collateral Management Agreement does not require that, the actual results obtained by the Issuer, through performance of the Collateral Manager's duties under the Collateral Management Agreement, be comparable to the results obtained by (i) other institutional investment managers of national standing investing in comparable assets or (ii) the Collateral Manager or any of its Affiliates in connection with comparable assets that it manages for itself or for Persons other than the Issuer. United States federal and state securities laws may impose liability under certain circumstances on persons who act in good faith. Nothing in the Collateral Management Agreement will constitute a waiver or limitation of any rights which the Issuer or any Holder of Securities may have under any applicable federal or state securities laws. The Collateral Manager will be entitled to indemnification by the Issuer under certain circumstances (as described more fully below). Such indemnification will be treated as an Administrative Expense and will be payable in accordance with the Priority of Payments.

Pursuant to the terms of the Collateral Management Agreement, the Issuer shall indemnify and hold harmless HCM, Affiliates of HCM and members, managers, managing directors, partners, stockholders, directors, officers, agents, employees and representatives of HCM and such Affiliates (each, an "**Indemnified Party**") from and against any and all expenses, losses, damages, liabilities, demands, costs, fines, charges or claims of any kind or nature whatsoever (including reasonable attorneys' fees and costs and expenses relating to investigating or defending any demands, charges and claims) (collectively, "**Losses**") (excluding any investment-related Losses of such Indemnified Party in its capacity as a principal acquiring Collateral Obligations from the Issuer in respect of or arising out of such Indemnified Party's election to acquire such Collateral Obligations as principal), in respect of or arising from (i) any untrue statement of material fact contained herein (excluding the information contained in this Offering Circular under the headings "Risk Factors—Dependence on Key Personnel; Prior Investment Results," "Risk Factors—Certain Conflicts of Interest—The Collateral Manager," "Risk Factors—Certain Litigation and Regulatory Risks," and "The Collateral Manager," such information the "**Collateral Manager Information**") or omission to state a material fact necessary to make the statements herein (excluding the Collateral Manager Information) in light of the circumstances under which they were made not misleading, or (ii) any other act or omission in connection with the performance by the Collateral Manager of its duties hereunder, under the terms of the Indenture or under the terms of any other Transaction Document applicable to the Collateral Manager, but excluding any such Losses (A) arising from acts or omissions of any such Indemnified Party in the performance of the Collateral Manager's duties under the Collateral Management Agreement or the Indenture, in each case to the extent constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Collateral Manager's express duties under the Collateral Management Agreement and the Indenture, and (B) any untrue statement or alleged untrue statement of a material fact contained in the Collateral Manager Information or any omission or alleged omission to state therein a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Issuer will also indemnify any Indemnified Party for actions taken by any such Indemnified Party prior to the Closing Date in connection with the accumulation of the Collateral Portfolio and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of such party.

The Collateral Manager may not assign, for purposes of Section 205(a)(2) of the Advisers Act, its rights or responsibilities under the Collateral Management Agreement without (a) satisfaction of the Moody's Rating Condition and the S&P Rating Condition in respect of such assignment and (b) the consent of the Issuer and a Majority of the Subordinated Securities. Notwithstanding the foregoing provision, the Collateral Manager will be permitted (without the consent of a Majority of the Subordinated Securities) upon 10 days' prior written notice to the Rating Agencies to assign or delegate any or all of its rights or obligations under the Collateral Management Agreement to (i) the surviving entity of a merger, consolidation, business combination or restructuring involving the Collateral Manager, (ii) an entity to which substantially all of the assets and personnel of the Collateral Manager have been transferred, and (iii) an Affiliate, or the wholly owned subsidiary of an Affiliate, so long as such Affiliate (A) has the ability to professionally and competently perform duties similar to those imposed upon the Collateral Manager under the Collateral Management Agreement, (B) is legally qualified and has the capacity to act as Collateral Manager under the Collateral Management Agreement and (C) immediately after the assignment or delegation, employs principal personnel performing the duties required under the Collateral Management Agreement who are the same individuals who would have performed such duties had the assignment or delegation not occurred.

In addition, the Collateral Manager, at its own expense, may employ third parties (including Affiliates) to render advice (including investment advice), order execution and other assistance to the Issuer and to perform any of its duties under the Collateral Management Agreement; *provided, however*, that the Collateral Manager will not be relieved of any of its duties under the Collateral Management Agreement regardless of the performance of any services by third parties.

The Collateral Manager may be removed upon at least 90 days' prior written notice by the Holders of at least 66⅔% by Aggregate Outstanding Amount of the Class A Notes and Class B Notes in the event that the Class A/B Par Value Ratio calculated with respect to the Class A Notes and the Class B Notes as of any Measurement Date is less than 100% or, if no Class A Notes or Class B Notes are Outstanding, by the Holders of at least 66⅔% by Aggregate Outstanding Amount of the Class C Notes in the event that the Class C Par Value Ratio as of any Measurement Date is less than 100% or, if no Class A Notes, Class B Notes or Class C Notes are Outstanding, by the Holders of at least 66⅔% by Aggregate Outstanding Amount of the Class D Notes, in the event that the Class D Par Value Ratio as of any Measurement Date is less than 100% or, if no Class A Notes, Class B Notes, Class C Notes or Class D Notes are Outstanding, by the Holders of at least 66⅔% by Aggregate Outstanding Amount of the Class

E Notes, in the event that the Class E Par Value Ratio as of any Measurement Date is less than 100%. The Collateral Manager may resign upon at least 90 days' prior written notice to the Issuer.

The Collateral Manager may be removed immediately upon written notice in the event that the Issuer determines in good faith that the appointment of the Collateral Manager under the Collateral Management Agreement has (i) caused or required the Issuer or the Co-Issuer to become registered as an investment company under the Investment Company Act, (ii) required the pool of Collateral to be registered as an investment company under the Investment Company Act or (iii) caused the Issuer to be engaged, or deemed to be engaged, in the conduct of a trade or business in the United States for U.S. federal income tax purposes based on a "determination" within the meaning of Section 1313(a) of the Code.

The Collateral Manager may be removed for Cause upon ten days' prior written notice by the Issuer or Trustee, at the written direction of (a) the Holders of at least a Majority of the Subordinated Securities (excluding, for the avoidance of doubt, HCM and any Affiliate thereof) or (b) the Holders of at least 66⅔% of the Controlling Class (excluding, for the avoidance of doubt, HCM and any Affiliate thereof); *provided* that no such removal shall be effective until notice of such removal shall have been given to the Holders of each Class of Securities.

For purposes of the Collateral Management Agreement, "Cause" will mean any one of the following events:

(i) willful violation or willful breach by the Collateral Manager of any provision of the Collateral Management Agreement or the Indenture applicable to the Collateral Manager;

(ii) violation by the Collateral Manager of any provision of the Collateral Management Agreement or the Indenture applicable to the Collateral Manager, which violation (a) has a material adverse effect on the Holders of any Securities and (b) if capable of being cured, is not cured within 30 days of the Collateral Manager becoming aware of, or its receipt of notice from the Issuer or the Trustee of, such violation; it being understood that the failure to meet any one or more of each of the Coverage Tests, the Concentration Limitations, the Class E Reinvestment Test, the Reinvestment Criteria or the Collateral Quality Tests shall not constitute a violation for purposes of this subclause (ii);

(iii) the failure of any representation, warranty, certification or statement made or delivered by the Collateral Manager in or pursuant to the Collateral Management Agreement or the Indenture to be correct in any respect when made and such failure (a) has a material adverse effect on the Holders of any Class of Securities and (b) if capable of being corrected, is not corrected within 30 days of the Collateral Manager becoming aware of, or its receipt of notice from, the Issuer or the Trustee of, such failure;

(iv) the Collateral Manager is wound up or dissolved or there is appointed over it or a substantial part of its assets a receiver, administrator, administrative receiver, trustee or similar officer; or the Collateral Manager (a) ceases to be able to, or admits in writing its inability to, pay its debts as they become due and payable, or makes a general assignment for the benefit of, or enters into any composition or arrangement with, its creditors generally; (b) applies for or consents (by admission of material allegations of a petition or otherwise) to the appointment of a receiver, trustee, assignee, custodian, liquidator or sequestrator (or other similar official) of the Collateral Manager or of any substantial part of its properties or assets, or authorizes such an application or consent, or proceedings seeking such appointment are commenced without such authorization, consent or application against the Collateral Manager and continue undismissed for 60 days or any such appointment is ordered by a court or regulatory body having jurisdiction; (c) authorizes or files a voluntary petition in bankruptcy, or applies for or consents (by admission of material allegations of a petition or otherwise) to the application of any bankruptcy, reorganization, arrangement, readjustment of debt, insolvency, dissolution, or similar law, or authorizes such application or consent, or proceedings to such end are instituted against the Collateral Manager without such authorization, application or consent and remain undismissed for 60 days or result in adjudication of bankruptcy or insolvency or the issuance of an order for relief; or (d) permits or suffers all or any substantial part of its properties or assets to be sequestered or attached by court order and the order (if contested in good faith) remains undismissed for 60 days;

(v) an Event of Default under the Indenture which substantially results from any breach by the Collateral Manager of its duties under the Collateral Management Agreement or any provision of the Indenture applicable to the Collateral Manager, which breach is not cured within the applicable cure period and which breach has a material adverse effect on the Holders of any Class of Notes or the Holders of the Subordinated Securities; or

(vi) the occurrence of an act or omission by the Collateral Manager that constitutes fraud or criminal activity, or the indictment of the Collateral Manager or any of its executive officers having responsibility over the management of the Collateral, in the latter case, in connection with a criminal offense materially related to the Collateral Manager's investment advisory business.

Upon any resignation or removal of the Collateral Manager while any of the Securities are Outstanding, the Issuer shall, subject to approval of a Majority of the Subordinated Securities (including any Subordinated Securities held by the Collateral Manager or any Affiliate of the Collateral Manager), appoint an institution as successor collateral manager that is not an Affiliate of the then-serving Collateral Manager; *provided* that a Majority of each Class of Secured Notes, voting separately by Class, do not disapprove such institution within 30 days of notice of such appointment and (i) such institution has demonstrated an ability to professionally and competently perform duties similar to those imposed upon the Collateral Manager, (ii) such institution is legally qualified and has the capacity to act as collateral manager and (iii) the appointment of such institution does not cause or result in the Issuer or Co-Issuer becoming, or require the pool of Collateral to be registered as, an investment company under the provisions of the Investment Company Act and will not cause the Issuer or Co-Issuer to be deemed to be engaged in a United States trade or business for United States federal income tax purposes or otherwise cause material adverse tax consequences to the Issuer or the Co-Issuer; *provided*, *however*, that no removal of or resignation by the Collateral Manager shall be effective until a successor collateral manager has been appointed and assumed all of the Collateral Manager's duties and obligations pursuant to the Collateral Management Agreement. In the event that the Collateral Manager resigns or is terminated pursuant to notice and the Issuer has not appointed a successor prior to the day following the date specified in such notice, the Collateral Manager will be entitled to appoint a successor within 60 days thereafter, subject to the requirements set forth in clauses (i) through (iii) of the preceding sentence and to the approval of such successor by a Majority of each Class of Securities, voting separately by Class. In lieu thereof, or, if the successor collateral manager appointed by the resigning or removed collateral manager is disapproved, the resigning or removed collateral manager may petition any court of competent jurisdiction for the appointment of a successor collateral manager, which appointment shall not require the consent of, nor be subject to the disapproval of, the Issuer or any Holder of Securities. Upon expiration of the applicable notice period with respect to termination specified in the Collateral Management Agreement and the execution by a successor collateral manager of an instrument of acceptance or a collateral management agreement, all authority and power of the Collateral Manager under the Collateral Management Agreement, whether with respect to the Collateral or otherwise, shall automatically and without action by any person or entity pass to and be vested in the successor collateral manager appointed in accordance with the terms of the Collateral Management Agreement.

Conflicts of Interest

The Collateral Management Agreement permits the Collateral Manager or any of its Affiliates to acquire or sell securities, for its own account or for the accounts of its customers, without either requiring or precluding the purchase or sale of such securities for the account of the Issuer. In the event that, in light of market conditions and investment objectives, the Collateral Manager determines that it would be advisable to purchase the same Collateral Obligation both (i) for the Issuer and (ii)(a) either the proprietary account of the Collateral Manager or any Affiliate of the Collateral Manager or (b) another client of the Collateral Manager, the objective of the Collateral Manager will be to allocate the executions among the accounts in a manner the Collateral Manager believes to be fair, as more fully set forth in the Collateral Management Agreement and in accordance with applicable laws.

Nothing in the Collateral Management Agreement shall preclude the Collateral Manager or its Affiliates from acting as principal, agent or fiduciary for other clients in connection with securities simultaneously held by the Issuer or of the type eligible for investment by the Issuer or limiting any relationships the Collateral Manager or any of its Affiliates may have with any obligor of any Collateral Obligation. All purchases of securities between the Issuer and the Collateral Manager or its Affiliates must be made in accordance with the Advisers Act and the other requirements of the Collateral Management Agreement. Should a conflict of interest actually arise, the Collateral Manager will endeavor to ensure that it is resolved fairly to the extent possible under the prevailing facts and circumstances. The provisions of the Collateral Management Agreement do not override the Collateral Manager's fiduciary and other duties under the Advisers Act. See "Risk Factors—Certain Conflicts of Interest". Additionally, the Indenture places significant restrictions on the Collateral Manager's ability to buy and sell Collateral Obligations. Accordingly, during certain periods or in certain circumstances, the Collateral Manager may be unable to buy or sell securities or take other actions which it might consider to be in the best interests of the Issuer or the Holders of the Securities as a result of such restrictions.

Compensation

As compensation for the performance of its obligations under the Collateral Management Agreement, on each Payment Date, in accordance with the Priority of Payments, the Issuer will pay to the Collateral Manager a senior collateral management fee (the **"Senior Collateral Management Fee"**) equal to:

(i) 0.075% per annum (or, in the event a replacement collateral manager that is not affiliated with HCM (or any successor thereto or affiliate thereof) accedes to the duties of the Collateral Manager under the Collateral Management Agreement and the S&P Rating Condition has been satisfied, 0.15% per annum) of the Aggregate Principal Amount of the Collateral Portfolio, measured as of the beginning of the Due Period preceding such Payment Date, plus

(ii) an amount equal to any accrued and unpaid Senior Collateral Management Fee as of the immediately preceding Payment Date, plus

(iii) any accrued and unpaid interest on any amount described in subclause (ii) at a rate of LIBOR for the Applicable Period.

In addition, on each Payment Date, in accordance with the Priority of Payments, the Issuer will pay to the Collateral Manager a subordinated collateral management fee (the **"Subordinated Collateral Management Fee"**) equal to:

(a) 0.275% per annum (or, in the event a replacement collateral manager that is not affiliated with HCM (or any successor thereto or affiliate thereof) accedes to the duties of the Collateral Manager under the Collateral Management Agreement and the S&P Rating Condition has been satisfied, 0.20% per annum) of the Aggregate Principal Amount of the Collateral Portfolio, measured as of the beginning of the Due Period preceding such Payment Date, plus

(b) an amount equal to any accrued and unpaid Subordinated Collateral Management Fee as of the immediately preceding Payment Date, plus

(c) any accrued and unpaid interest on any amount described in subclause (b) at a rate of LIBOR for the Applicable Period plus 3.00% per annum.

If the Collateral Manager resigns or is removed for any reason, then the resigned or removed Collateral Manager will be entitled to receive the Senior Collateral Management Fee and Subordinated Collateral Management Fee, when payable in accordance with the Priority of Payments, accrued to and including the effective date of such resignation or removal. Such Senior Collateral Management Fee and Subordinated Collateral Management Fee will be payable to the resigning or removed Collateral Manager on each Payment Date that the Senior Collateral Management Fee and Subordinated Collateral Management Fee are paid in accordance with the Priority of Payments *pro rata* with the Senior Collateral Management Fee and Subordinated Collateral Management Fee payable to any succeeding collateral manager(s) based on the accrued and unpaid amounts to such resigning or removed Collateral Manager, on the one hand, and to the succeeding collateral manager(s), on the other hand.

On each Payment Date, in accordance with the Priority of Payments, the Collateral Manager will be eligible to receive an incentive collateral management fee with respect to each subclass of Subordinated Securities (each, an **"Incentive Collateral Management Fee"** and, together with the Senior Collateral Management Fee and Subordinated Collateral Management Fee, the **"Collateral Management Fee"**). On any Payment Date, the Incentive Collateral Management Fee with respect to each subclass of Subordinated Securities will equal 20% of the amount of Interest Proceeds and Principal Proceeds remaining available for distribution to such subclass at the steps in the Priority of Payments at which the Incentive Collateral Management Fee may be paid. The Incentive Collateral Management Fee with respect to each Included Subclass will be payable on any Payment Date to the Collateral Manager in accordance with the Priority of Payments if the amount paid to such Included Subclass of Subordinated Securities has been sufficient for the holders of such Included Subclass of Subordinated Securities to have received an Internal Rate of Return of at least 12.0% on a deemed invested amount of $1,000 per Subordinated Security for the period from the Closing Date to such Payment Date. The Incentive Collateral Management Fee with respect to each Excluded Subclass will be payable on any Payment Date to the Collateral Manager in accordance with the Priority of Payments even if the Holders of such Excluded Subclass have not received an Internal Rate of Return of at least 12.0%.

The Collateral Manager, in its sole discretion, may, from time to time, waive all or any portion of the Collateral Management Fees, and may defer all or any portion of the Collateral Management Fees. Any deferred Collateral Management Fees will become payable on the next Payment Date (and, if not paid on such Payment Date, on one or more subsequent Payment Dates) in the same manner and priority as their original characterization would have required unless deferred again.

If the Collateral Manager resigns or is removed for any reason (as described below), then the resigned or removed Collateral Manager will be entitled to receive the Incentive Collateral Management Fee, when payable in accordance with the Priority of Payments, accrued to and including the effective date of such resignation or removal. Such Incentive Collateral Management Fee will be payable to the resigning or removed Collateral Manager on each Payment Date that the Incentive Collateral Management Fee is paid in accordance with the Priority of Payments *pro rata* with the Incentive Collateral Management Fee payable to any succeeding collateral manager(s) based on the accrued and unpaid amounts to such resigning or removed Collateral Manager, on the one hand, and to the succeeding collateral manager(s), on the other hand.

Voting Rights

For so long as HCM is serving as Collateral Manager, Securities held by HCM and its Affiliates will have no voting rights with respect to any vote in connection with (i) the removal of HCM as the Collateral Manager or (ii) the appointment of an Affiliate of HCM as collateral manager, and in each such case will be deemed not to be Outstanding in connection with any such vote; *provided, however,* that Securities held by HCM and its Affiliates will have voting rights with respect to all other matters as to which the Securities are entitled to vote, including, without limitation, any vote in connection with the appointment of a replacement collateral manager that is not an Affiliate of HCM in accordance with the Collateral Management Agreement.

Initial Portfolio

The Collateral Obligations expected to be held on the Closing Date will be selected by the Collateral Manager in accordance with the Collateral Management Agreement, the Indenture and, subject to the foregoing, the Collateral Manager's customary procedures for selecting investments of a type similar to the Collateral Obligations. In accordance with the Collateral Management Agreement, the Collateral Manager has undertaken its own investigation in selecting the initial Collateral Obligations and has reviewed such information as it deemed appropriate and proper in its judgment and has determined that, to its knowledge, each of the Collateral Obligations expected to be held on the Closing Date is eligible to be so held as described herein under "Security for the Secured Notes—Purchase of Collateral Obligations".

THE ISSUERS

General

The Issuer was incorporated on October 19, 2006 in the Cayman Islands under the Companies Law (2004 Revision) of the Cayman Islands with the registration number 176001. The registered office of the Issuer is at the offices of its Administrator, Maples Finance Limited, P.O. Box 1093GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands, and the Administrator's telephone number is (345) 945-7099. The Issuer was incorporated for the specific purpose of carrying out the transactions described in this Offering Circular, which primarily consists of purchasing the Collateral Obligations and any Eligible Investments that comprise the Collateral Portfolio, issuing the Securities and the Issuer Ordinary Shares and performing other activities related thereto, as set forth in Clause 3 of its Memorandum and Articles of Association. Prior to the date hereof, the Issuer has not engaged in any activities other than in connection with the acquisition of certain of the Collateral Obligations to be held on the Closing Date.

The Co-Issuer was incorporated on March 20, 2007, in the State of Delaware under the General Corporation Law of the State of Delaware (file number 4320503). The registered office of the Co-Issuer is at 850 Library Avenue, Suite 204, Newark, Delaware 19711 and its telephone number is (302) 738-6680. The Co-Issuer was organized for the specific purpose of carrying out the transactions described in this Offering Circular, which primarily consists of issuing the Co-Issued Notes and performing other activities related thereto, as set forth in Article Third of its Certificate of Incorporation. The Co-Issuer has no prior operating history.

Neither the Issuer nor the Co-Issuer will be an Affiliate of the Collateral Manager or any of its respective Affiliates.

The Co-Issued Notes are obligations only of the Issuers and the Class E Notes, the Class X-2 Notes, the Subordinated Securities and the Combination Securities are obligations only of the Issuer, and not of the Trustee, the Collateral Manager, the Collateral Administrator, the Initial Purchaser, the Administrator, the Share Trustee or any directors or officers of the Issuers or any of their respective Affiliates.

At the Closing Date, the authorized share capital of the Issuer will consist of 250 ordinary shares, $1.00 par value per share (the "**Issuer Ordinary Shares**"), all of which shares have been issued. The authorized common stock of the Co-Issuer consists of 1,000 shares of common stock, $.01 par value (the "**Co-Issuer Common Stock**"), all of which shares will be issued prior to the Closing Date. All of the outstanding Issuer Ordinary Shares and Co-Issuer Common Stock will be held by the Share Trustee under the terms of a charitable trust. For so long as any of the Securities are Outstanding, no beneficial interest in the Issuer Ordinary Shares of the Co-Issuer Common Stock shall be registered to a U.S. Person.

Capitalization of the Issuer

The initial proposed capitalization of the Issuer as of the Closing Date after giving effect to the issuance of the Securities and the Issuer Ordinary Shares (before deducting expenses of the Offering) is as set forth below.

Amount		
Class X-1 Notes		500,000**
Class A-1 Notes	$	246,500,000
Class A-2 Notes		43,500,000
Class B Notes		26,000,000
Class C Notes		20,000,000
Class D Notes		19,000,000
Class E Notes		15,000,000
Class X-2 Notes		500,000**
Subordinated Securities*		30,000,000
Combination Securities*		34,660,000
Total Debt	$	400,000,000
Issuer Ordinary Shares		250
Total Equity	$	250
Total Capitalization	$	400,000,250

* The notional amount of the Combination Securities consists of the aggregate face amount of the Treasury Strip Component which is $20,760,000 and the notional amount of the Subordinated Securities represented by the Subordinated Securities Component which is $13,900,000. The notional amount of the Subordinated Securities represented by the Subordinated Securities Component is included in the aggregate notional amount of the Subordinated Securities.

** The Class X-1 Notes and the Class X-2 Notes have a notional amount of $500,000 each. In accordance with the Priority of Payments, on each Payment Date, the Class X-1 Note Payment Amount and the Class X-2 Note Payment Amount shall be payable to the Holders of the Class X-1 Notes and the Class X-2 Notes, respectively.

Capitalization of the Co-Issuer

The Co-Issuer will be capitalized only to the extent of common equity of $10, will have no assets other than its equity capital and will have no debt other than as Co-Issuer of the Co-Issued Notes.

The Co-Issuer has agreed to co-issue the Co-Issued Notes as an accommodation to the Issuer, and the Co-Issuer is receiving no remuneration for so acting. Because the Co-Issuer has no assets, and is not permitted to have any assets, Securityholders will not be able to exercise their rights with respect to the Co-Issued Notes against any assets of the Co-Issuer. Holders of the Co-Issued Notes must rely on the Collateral held by the Issuer and pledged to the Trustee for the benefit of the Holders of the Co-Issued Notes (and certain service providers) for payment on their respective Co-Issued Notes, in accordance with the Priority of Payments.

Business

The objectives of the Issuer are described in Clause 3 of its Memorandum of Association and the objectives of the Co-Issuer are described in Article III of its Certificate of Incorporation. The Issuers have been established as special purpose entities and will not undertake any substantial business other than the issuance of the Co-Issued Notes and, in the case of the Issuer, the issuance of the Class E Notes, the Class X-2 Notes, the Subordinated Securities, the Combination Securities and the Issuer Ordinary Shares, the acquisition and management of the Collateral and, in each case, other related transactions. Neither of the Issuers will have any subsidiaries.

In addition, pursuant to the terms of the Collateral Administration Agreement, the Issuer will retain the Collateral Administrator to compile certain reports with respect to the Collateral Obligations. The compensation paid by the Issuer for such services will be in addition to the fees paid to the Collateral Manager and to Deutsche Bank Trust Company Americas, in its capacity as Trustee, and will be treated as an expense of the Issuer and will be subject to the Priority of Payments.

The Administrator will act as the administrator of the Issuer. The office of the Administrator will serve as the general business office of the Issuer. Through this office and pursuant to the terms of an agreement between the Administrator and the Issuer relating to the administration of the Issuer in the Cayman Islands, and as amended from time to time in accordance with the terms thereof (the **"Administration Agreement"**), the Administrator will perform various management functions on behalf of the Issuer, including communications with shareholders, and the provision of certain clerical, administrative and other services until the termination of the Administration Agreement. In consideration of the foregoing, the Administrator will receive various fees and other charges payable by the Issuer at rates agreed upon from time to time plus expenses. The directors of the Issuer listed below are also officers and/or employees of the Administrator.

The Administrator's activities will be subject to the overview of the Issuer's Board of Directors. The Administration Agreement may be terminated by either the Issuer or the Administrator upon three months' written notice or, upon the occurrence of certain events as specified in the Administration Agreement, upon 14 days' written notice. Upon any resignation or termination of the Administrator, the Issuer will promptly appoint a replacement Administrator.

Directors

The Directors of the Issuer are Carrie Bunton and Phillipa White and their registered office is at P.O. Box 1093GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The Director of the Co-Issuer is Donald Puglisi and his registered office is at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

THE LOAN MARKET

A substantial portion, by principal amount, of the Collateral Obligations is expected to consist of corporate loans rated below investment grade extended to U.S. and other borrowers located in countries whose long-term debt rating with respect to Dollar denominated obligations backed by the full faith and credit (or the local equivalent thereof) of such country or its central bank is at least "Aa2" by Moody's and "AA" by S&P. Such loans are typically negotiated by one or more commercial banks or other financial institutions and syndicated among a group of commercial banks and financial institutions.

Corporate loans are typically at the most senior level of the capital structure, and are often secured by specific collateral, including but not limited to, trademarks, patents, accounts receivable, inventory, equipment, buildings, real estate, franchises and common and preferred stock of the obligor and its subsidiaries. Some loans may be unsecured, subordinated to other obligations of the obligor and may have greater credit and liquidity risk than is typically associated with senior secured corporate loans. The corporate loans expected to secure the Secured Notes are of a type generally incurred by the borrowers thereunder in connection with a highly leveraged transaction, often to finance internal growth, acquisitions, mergers, stock purchases, or for other reasons. As a result of the additional debt incurred by the borrower in the course of the transactions, the borrower's creditworthiness is often judged by the rating agencies to be below investment grade. In order to induce the banks and institutional investors to invest in a borrower's loan facility, and to offer a favorable interest rate, the borrower often provides the banks and institutional investors with extensive information about its business, which is not generally available to the public. Because of the provision of confidential information, the unique and customized nature of a loan agreement, and the private syndication of the loan, loans are not as easily purchased or sold as a publicly traded security, and historically the trading volume in the loan market has been small relative to the high yield bond market.

Corporate loans often provide for restrictive covenants designed to limit the activities of the borrower in an effort to protect the right of lenders to receive timely payments of interest on and repayment of principal of the loans. Such covenants may include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. A breach of covenant (after giving effect to any cure period) in a loan which is not waived by the lending syndicate normally is an event of acceleration which allows the syndicate to demand immediate repayment in full of the outstanding loan. Loans usually have shorter terms than more junior obligations and may require mandatory prepayments from excess cash flow, asset dispositions and offerings of debt and/or equity securities.

A majority of loans bear interest based on a floating rate index, e.g., LIBOR, the certificate of deposit rate, a prime or base rate (each as defined in the applicable loan agreement) or other index, which may reset daily (as most prime or base rate indices do) or offer the borrower a choice of one, two, three, six, nine or twelve month interest and rate reset periods. The purchaser of a loan may receive certain syndication or participation fees in connection with its purchase. Other fees payable in respect of a loan, which are separate from interest payments on such loan, may include facility, commitment, amendment and prepayment fees.

Purchasers of loans are predominantly investment and commercial banks, who have applied their experience in high yield securities to the commercial and industrial loan market, acting as both principal and broker. The range of investors for loans has broadened to include money managers, insurance companies, arbitrageurs, bankruptcy investors and mutual funds seeking increased potential total returns and portfolio managers of trusts or special purpose companies issuing collateralized bond and loan obligations. As secondary market trading volumes increase, new loans are frequently adopting more standardized documentation to facilitate loan trading, which should improve market liquidity. There can be no assurance, however, that future levels of supply and demand in loan trading will provide the degree of liquidity that currently exists in the market.

INCOME TAX CONSIDERATIONS

Circular 230

Any discussion of U.S. federal tax issues set forth in this Offering Circular was written in connection with the promotion and marketing by the Issuers and the Initial Purchaser of the transactions described in this Offering Circular. Such discussion was not intended or written to be legal or tax advice to any person and was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any U.S. federal tax penalties that may be imposed on such person. Each investor should seek advice based on its particular circumstances from an independent tax advisor.

General

The following summary describes the principal U.S. federal income tax and Cayman Islands tax consequences of the purchase, ownership and disposition of the Securities. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular investor's decision to purchase the Offered Securities. In addition, this summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the U.S. federal income tax laws and Cayman Islands tax laws. In general, the summary assumes that a beneficial owner of a Security holds the Security as a capital asset and not as part of a hedge, straddle or conversion transaction, within the meaning of Section 1258 of the U.S. Internal Revenue Code of 1986, as amended (the "**Code**").

This summary is based on the U.S. and Cayman Islands tax laws, regulations (final, temporary and proposed), administrative rulings and practice and judicial decisions in effect or available on the date of this Offering Circular. All of the foregoing are subject to change or differing interpretation at any time, which change or interpretation may apply retroactively and could affect the continued validity of this summary.

This summary is included herein for general information only, and there can be no assurance that the U.S. Internal Revenue Service (the **"IRS"**) will take a similar view of the U.S. federal income tax consequences of an investment in the Securities as described herein. ACCORDINGLY, PROSPECTIVE PURCHASERS OF THE SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO U.S. FEDERAL INCOME TAX AND CAYMAN ISLANDS TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES, AND THE POSSIBLE APPLICATION OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

As used in this section, the term **"U.S. Holder"** includes a beneficial owner of a Security that is, for U.S. federal income tax purposes, a citizen or individual resident of the United States of America, an entity treated for United States federal income tax purposes as a corporation or a partnership created or organized in or under the laws of the United States of America or any state thereof or the District of Columbia, an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or a trust if, in general, a court within the United States of America is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of such trust and certain eligible trusts that have elected to be treated as U.S. persons. This summary also does not address the rules applicable to certain types of investors that are subject to special U.S. federal income tax rules which are not discussed herein, including but not limited to, dealers in securities or currencies, traders in securities, financial institutions, U.S. expatriates, tax-exempt entities (except with respect to specific issues discussed herein), charitable remainder trusts and their beneficiaries, persons whose functional currency is not the Dollar, insurance companies, persons that own (directly or indirectly) equity interests in beneficial owners of Securities and subsequent purchasers of the Securities.

In this summary, the treatment of each of the Combination Securities either as a single unit or as its respective Components is uncertain. If treated as a single unit, each of the Combination Securities will be treated as equity (and the analysis applicable to equity interests in the Issuer should apply). If treated as two separate Components, then a holder of a Combination Security will be treated as directly holding the Subordinated Security constituting the Subordinated Securities Component and the Treasury Strips constituting the Treasury Strip Component. Holders of the Combination Securities should refer to the discussion of the Subordinated Securities with respect to the Subordinated Securities Component and should refer to their own tax advisers with respect to the Treasury Strip Component.

For U.S. federal income tax purposes, the Issuer, and not the Co-Issuer, will be treated as the issuer of the Securities.

Tax Treatment of the Issuer

United States Federal Income Tax Consequences. The Code and the U.S. Department of Treasury regulations promulgated thereunder (**"Treasury Regulations"**) provide a specific exemption from net income-based U.S. federal income tax to non-U.S. corporations that restrict their activities in the United States to trading in stocks and securities (and any other activity closely related thereto) for their own account, whether such trading (or such other activity) is conducted by the corporation or its employees or through a resident broker, commission agent, custodian or other agent. This particular exemption does not apply to non-U.S. corporations that are engaged in activities in the United States other than trading in stocks and securities (and any other activity closely related thereto) for their own accounts or that are dealers in stocks and securities.

The Issuer intends to rely on the above exemption and does not intend to operate so as to be subject to U.S. federal income taxes on its net income. In this regard, on the Closing Date, the Issuer will receive an opinion from Sidley Austin LLP, special U.S. tax counsel to the Issuer and the Co-Issuer (**"Special U.S. Tax Counsel"**) to the effect that, although no activity closely comparable to that contemplated by the Issuer has been the subject of any Treasury Regulation, administrative ruling or judicial decision, under current law and assuming compliance with the Issuer's Memorandum and Articles of Association, the Indenture, the Collateral Management Agreement, and other related documents (the **"Documents"**) by all parties thereto, the Issuer's permitted activities will not cause it to be engaged in a trade or business in the United States under the Code and, consequently, the Issuer will not be subject to U.S. federal income tax on a net income basis (or the branch profits tax described below). The opinion of Special U.S. Tax Counsel will be based on the Code, the Treasury Regulations (final, temporary and proposed) thereunder, the existing authorities, and Special U.S. Tax Counsel's interpretation thereof and judgment concerning their application to the Issuer's permitted activities, and on certain factual assumptions and representations as to the Issuer's permitted activities. The Issuer intends to conduct its affairs in accordance with the Documents and such assumptions and representations, and the remainder of this summary assumes such result. In addition, in complying with the Documents and such assumptions and representations, the Issuer and the Collateral Manager are entitled to rely upon the advice and/or opinions of their selected counsel, and the opinion of Special U.S. Tax Counsel will assume that any such advice and/or opinions are correct and complete. However, the opinion of Special U.S. Tax Counsel and any such other advice or opinions are not binding on the IRS or the courts, and no ruling will be sought from the IRS regarding this, or any other, aspect of the U.S. tax treatment of the Issuer. Accordingly, the U.S. tax treatment of the Issuer is not entirely free from doubt, and there can be no assurance that positions contrary to those stated in the opinion of Special U.S. Tax Counsel or any such other advice or opinions may not be asserted successfully by the IRS.

If, notwithstanding the Issuer's intention and the aforementioned opinion of Special U.S. Tax Counsel or any such other advice or opinions, it were nonetheless determined that the Issuer were engaged in a trade or business in the United States (as defined in the Code), and the Issuer had taxable income that was effectively connected with such U.S. trade or business, the Issuer would be subject under the Code to the regular U.S. corporate income tax on such effectively connected taxable income (and possibly to the 30% branch profits tax as well). The imposition of such taxes would materially affect the Issuer's financial ability to make payments with respect to the Securities and could materially affect the yield of the Secured Notes and the return on the Subordinated Securities.

With respect to Cayman Islands taxation, see the discussion below in "—Cayman Islands Tax Considerations".

United States Withholding Taxes. Although, based on the foregoing, the Issuer is not expected to be subject to U.S. federal income tax on a net income basis, income derived by the Issuer may be subject to withholding taxes imposed by the United States or other countries. Generally, U.S. source interest income received by a foreign corporation not engaged in a trade or business within the United States is subject to U.S. withholding tax at the rate of 30% of the amount thereof. The Code provides an exemption (the "portfolio interest exemption") from such withholding tax for interest paid with respect to certain debt obligations issued after July 18, 1984, unless the interest constitutes a certain type of contingent interest or is paid to a 10% shareholder of the payor, to a controlled foreign corporation (as defined below) related to the payor, or to a bank with respect to a loan entered into in the ordinary course of its business. In this regard, the Issuer is permitted to acquire a particular Collateral Obligation only if the payments thereon are exempt from U.S. withholding taxes at the time of purchase or commitment to purchase (with the exception of commitment fees associated with Collateral Obligations constituting Revolving Credit Facilities or Delayed Funding Term Loans) or the obligor is required to make "gross-up" payments that offset fully any such tax on any such payments. Any commitment fees associated with Collateral Obligations constituting Revolving Credit Facilities or Delayed Funding Term Loans and any lending fees received under a Securities Lending Agreement may be subject to U.S. withholding tax, which would reduce the Issuer's net income from such activities. However, the Issuer does not anticipate that it will otherwise derive material amounts of any other items of income that would be subject to U.S. withholding taxes. Accordingly, assuming compliance with the foregoing restrictions and subject to the foregoing qualifications, income derived by the Issuer will be free of or fully "grossed up" for any material amount of U.S. withholding tax. However, there can be no assurance that income derived by the Issuer will not generally become subject to U.S. withholding tax as a result of a change in U.S. tax law or administrative practice, procedure, or interpretations thereof. Any change in U.S. tax law or administrative practice, procedure, or interpretations thereof resulting in the income of the Issuer becoming subject to U.S. withholding taxes could constitute a Withholding Tax Event. See "Description of the Securities—Optional Redemption". It is also anticipated that the Issuer will acquire Collateral Obligations that consist of obligations of non-U.S. issuers. In this regard, the Issuer may only acquire a particular Collateral Obligation if either the payments thereon are not subject to foreign withholding tax (with the exception of commitment fees associated with Collateral Obligations constituting Revolving Credit Facilities and Delayed Funding Term Loans) or the obligor of the Collateral Obligation is required to make "gross-up" payments.

Prospective investors should be aware that, under certain Treasury Regulations, the IRS may disregard the participation of an intermediary in a "conduit" financing arrangement and the conclusions reached in the immediately preceding paragraph assume that such Treasury Regulations do not apply. Those Treasury Regulations could require withholding of U.S. federal income tax from payments to the Issuer of interest on the Collateral Obligations. In order to prevent "conduit" classification, each holder and beneficial owner of a Subordinated Security (other than a subsequent transferee of an interest in a Global Security) (including the Subordinated Security Components of the Regulation S Global Combination Securities)), as applicable, or an interest therein, that is not a "United States person" (as defined in Section 7701(a)(30) of the Code) will provide a written certification as to whether it is an Affected Bank by delivery of a certificate in a form provided for by the terms of the Indenture and acceptable on its face to the Issuer and the Trustee. Each subsequent transferee of an interest in the Regulation S Global Subordinated Securities (including the Subordinated Security Components of the Regulation S Global Combination Securities) will be deemed to represent to the Issuer and to the Trustee that it is not an Affected Bank. No transfer of a Subordinated Security (including the Subordinated Security Component of a Combination Security) to an Affected Bank will be effective, and the Trustee will not recognize any such transfer, unless such transfer is specifically authorized by the Issuer in writing; *provided, however,* that the Issuer shall authorize any such transfer if (x) such transfer would not cause more than 33⅓% of the Aggregate Outstanding Amount of such Class of Securities to be owned by Affected Banks or (y) the transferor is an Affected Bank previously approved by the Issuer. **"Affected Bank"** means a "bank" for purposes of Section 881 of the Code or an entity affiliated with such a bank that neither (x) meets the definition of a U.S. Holder nor (y) is entitled to the benefits of an income tax treaty with the United States under which withholding taxes on interest payments made by obligors resident in the United States to such bank are reduced to 0%.

Tax Treatment of U.S. Holders of the Secured Notes (other than the Class X Notes)

Status of the Secured Notes. In the opinion of Special U.S. Tax Counsel, the Class A-1 Notes, the Class A-2 Notes, the Class B Notes, the Class C Notes and the Class D Notes will be, and the Class E Notes should be, treated as debt for U.S. federal income tax purposes when issued, and this summary assumes such treatment. Further, the Issuer and each U.S. Holder and beneficial owner of a Secured Note, by acquiring such Secured Note or an interest in such Secured Note, will agree to treat such Secured Note as debt for U.S. federal income tax purposes. The initial determination of whether a Secured Note will be treated as debt for United States federal income tax purposes is based on the applicable law and facts and circumstances existing at the time the Secured Note is issued. However, the opinion of Special U.S. Tax Counsel is based on current law and certain representations and assumptions and is not binding on the IRS or the courts, and no ruling will be sought from the IRS regarding this, or any other, aspect of the U.S. tax treatment of such Secured Notes. Changes in law or facts and circumstances may adversely affect the classification of such Secured Notes as debt. Accordingly, there can be no assurance that the IRS will not contend, and that a court will not ultimately hold, that the Class E Notes or one or more other Classes of the Secured Notes are properly treated as equity in the Issuer for U.S. federal income tax purposes. If the Class E Notes or another Class of the Secured Notes were treated as equity in, rather than debt of, the Issuer for U.S. federal income tax purposes, U.S. Holders of Secured Notes of such Class would be subject to taxation under rules substantially the same as those set forth below under "—Tax Treatment of U.S. Holders of Subordinated Securities" which could cause adverse tax consequences for such U.S. Holders upon the sale, exchange, redemption, retirement or other taxable disposition of, or the receipt of certain types of distributions on, such Secured Notes.

Interest or Discount on the Secured Notes (other than the Class X Notes). Subject to the discussion below, U.S. Holders of the Class A Notes or the Class B Notes generally will include in gross income payments of stated interest received on such Class A Notes, in accordance with their usual method of accounting for U.S. federal income tax purposes as ordinary interest income from sources outside the United States.

If the Issue Price of a Class of Secured Notes (other than the Class X Notes) (for purposes of this section, with respect to each Class of Secured Notes, the first price at which a substantial amount of Secured Notes of such Class are sold to the public (excluding bond houses, brokers, underwriters, placement agents, and wholesalers) is referred to herein as the **"Issue Price"**) is less than the "stated redemption price at maturity" of such Class of Secured Notes by more than a *de minimis* amount, U.S. Holders of Secured Notes of such Class will be considered to have purchased such Secured Notes with original issue discount (**"OID"**). The stated redemption price at maturity of a Class of Secured Notes will be the sum of all payments to be received on Secured Notes of such Class, other than payments of **"qualified stated interest"** (i.e., generally, stated interest which is unconditionally payable in money at least annually during the entire term of a debt instrument; interest is unconditionally payable only if reasonable legal remedies exist to compel timely payment or the debt instrument otherwise provides terms and conditions that make the likelihood of late payment or nonpayment a remote contingency). Prospective U.S. Holders of the Class C Notes, the Class D Notes or the Class E Notes should note that, because interest on these Secured Notes may not be unconditionally payable in money on each Payment Date (and, therefore, may not be "qualified stated interest"), all of the stated interest payments on these Secured Notes could be included in the stated redemption prices at maturity of these Secured Notes, and required to be accrued by U.S. Holders pursuant to the OID rules described below. Such OID inclusion on such Secured Notes generally will be treated as income from sources outside the United States.

A U.S. Holder of such Class of Secured Notes issued with OID will be required to accrue and include in gross income the sum of the "daily portions" of total OID on such Secured Notes for each day during the taxable year on which the U.S. Holder held such Secured Notes, generally under a constant yield method, regardless of such U.S. Holder's usual method of accounting for U.S. federal income tax purposes. If a Secured Note is issued with only a *de minimis* amount of OID, such discount is not subject to accrual under the OID rules and should be included in gross income proportionately as stated principal payments are received. Such *de minimis* OID should be treated as gain from the sale or exchange of property and may be eligible to be treated as a capital gain if the Secured Note is a capital asset in the hands of the U.S. Holder.

In the case of such Class of Secured Notes that provides for a floating rate of interest, the amount of OID to be accrued over the term of such Secured Notes will be based initially on the assumption that the floating rate in effect for the first accrual period of such Secured Notes will remain constant throughout their term. To the extent such rate varies with respect to any accrual period, such variation will be reflected in an increase or decrease of the amount of OID accrued for such period. Under the foregoing method, U.S. Holders of the Class C Notes, the Class D Notes or the Class E Notes may be required to include in gross income increasingly greater amounts of OID and may be required to include OID in advance of the receipt of cash attributable to such income.

The Issuer intends to treat each Class of Secured Notes issued with more than *de minimis* OID, if any, as being subject to the rules prescribed by Section 1272(a)(6) of the Code using an assumption as to the prepayments on such Class of Secured Notes, as discussed below under "—OID on the Secured Notes." A prepayment assumption applies to debt instruments if payments under such debt instruments may be accelerated by reason of prepayments of other obligations securing such debt instruments.

OID on the Secured Notes (other than the Class X Notes). The following discussion will apply to a Class of Secured Notes (other than the Class X Notes) if it is issued with more than *de minimis* OID. Because principal repayments on such Secured Notes are subject to acceleration, the method by which OID on such Secured Notes is required to be accrued is uncertain. For purposes of accruing OID on these Secured Notes under such circumstances, the Issuer intends to treat these Secured Notes as being subject to the "prepayment assumption method". These rules require that the amount and rate of accrual of OID be calculated based on a prepayment assumption and the anticipated reinvestment rate, if any, relating to the Secured Notes and prescribe a method for adjusting the amount and rate of accrual of the discount where the actual prepayment rate differs from the prepayment assumption. Under the Code, the prepayment assumption must be determined in the manner prescribed by the Treasury Regulations, which have not yet been issued. The legislative history provides, however, that Congress intended the Treasury Regulations to require that the prepayment assumption be the prepayment assumption that is used in determining the initial offering price of the Secured Notes. Solely for purposes of determining OID, market discount and bond premium, the Issuer intends to assume that the Collateral Obligations will either not prepay or any prepayments will be reinvested. No representation is made that the Secured Notes will prepay at the prepayment assumption or at any other rate.

It is possible the IRS could contend that another method of accruing OID with respect to these Secured Notes is appropriate and, if successful, could apply rules that may result in adverse or more favorable U.S. federal income tax consequences to a U.S. Holder of such Secured Notes. One such alternative method of accruing OID may be the noncontingent bond method that governs contingent payment debt obligations. Such method could affect the amount and character of the gain or loss recognized upon a disposition of a Secured Note.

A purchaser of a Secured Note issued with OID who purchases such Secured Note at a price other than the adjusted Issue Price but at a cost less than the remaining stated redemption price at maturity will also be required to include in gross income the sum of the daily portions of OID on such Secured Note. In computing the daily portions of OID for a purchaser of a Secured Note that purchases at a price higher than the adjusted issue price, but less than the stated redemption price at maturity, however, the daily portion is reduced by the amount that would be the daily portion for the day (computed in accordance with the rules set forth above) multiplied by a fraction, the numerator of which is the amount, if any, by which the price paid by the U.S. holder for such Secured Note exceeds the following amount:

- The sum of the Issue Price plus the aggregate amount of OID that would have been includible in the gross income of an original U.S. Holder (who purchased the Secured Note at the Issue Price), less

- Any prior payments included in the stated redemption price at maturity,

and the denominator of which is the sum of the daily portions for such Secured Note for all days beginning on the date after the purchase date and ending on the maturity date computed under the prepayment assumption.

As a result of the complexity of the OID rules, each U.S. Holder of Class A Notes, Class B Notes, Class C Notes, Class D Notes or Class E Notes should consult its own tax advisor regarding the impact of the OID rules on its investment in such Secured Notes.

Premium. A U.S. Holder who pays a premium (an amount in excess of a Secured Note's (other than a Class X Note) stated redemption price at maturity) for such Secured Note may elect to amortize such premium under a constant yield method over the life of such Secured Note. The amortizable amount for any accrual period would offset the amount of OID that must be included in the gross income of a U.S. Holder in such accrual period. The U.S. Holder's basis in such Secured Note would be reduced by the amount of amortization. It is not clear whether the prepayment assumption would be taken into account in determining the life of such Secured Note for this purpose.

Market Discount. If a U.S. Holder acquires a Secured Note (other than a Class X Note) at a discount to the adjusted issue price of such Secured Note that is greater than a statutorily defined *de minimis* amount, such discount is treated as market discount. Absent an election to accrue into income currently, the amount of accrued market discount on such Secured Note is included in income as ordinary income when principal payments are received or the U.S. Holder disposes of such Secured Note. Market discount is included ratably unless a U.S. Holder elects to use a constant yield method for accrual. For this purpose, the term "ratably" may be based on the term of such Secured Note, or a U.S. Holder may be permitted to accrue market discount in proportion to interest on Secured Notes issued without OID or in proportion to OID on Secured Notes issued with OID.

Election to Treat All Interest as OID. The OID rules permit a U.S. Holder of a Secured Note (other than a Class X Note) to elect to accrue all interest, discount (including *de minimis* market or original issue discount) and premium in income as interest, based on a constant yield method. If an election to treat all interest as OID were to be made with respect to such Secured Note (other than a Class X Note) with market discount, the U.S. Holder of such Secured Note (other than a Class X Note) would be deemed to have made an election to include in income current market discount with respect to all other debt instruments having market discount that such U.S. Holder acquires during the year of the election or thereafter. Similarly, a U.S. Holder that makes this election for such Secured Note (other than a Class X Note) that is acquired at a premium will be deemed to have made an election to amortize bond premium with respect to all debt instruments having amortizable bond premium that such U.S. Holder owns or acquires. The election to accrue interest, discount and premium on a constant yield method with respect to such Secured Note (other than a Class X Note) cannot be revoked without the consent of the IRS.

Disposition of the Secured Notes (other than a Class X Note). In general, a U.S. Holder of a Secured Note (other than a Class X Note) initially will have a basis in such Secured Note equal to the cost of such Secured Note to such U.S. Holder, (i) increased by any amount includable in income by such U.S. Holder as OID (or accrued market discount such U.S. Holder previously included in income) with respect to such Secured Note, and (ii) reduced by amortized premium and by any payments on such Secured Note, other than payments of qualified stated interest on such Secured Note. Upon a sale, exchange, redemption, retirement or other taxable disposition of a Secured Note, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued qualified stated interest on such Secured Note, which will be taxable as described above) and the U.S. Holder's tax basis in such Secured Note. Except to the extent of accrued interest or market discount not previously included in income, gain or loss from the disposition of a

Secured Note generally will be long term capital gain or loss if the U.S. Holder held the Secured Note for more than one year at the time of disposition, *provided* that such Secured Note is held as a "capital asset" (generally, property held for investment) within the meaning of Section 1221 of the Code.

In certain circumstances, U.S. Holders that are individuals may be entitled to preferential treatment for net long-term capital gains; however, the ability of U.S. Holders to offset capital losses against ordinary income is limited.

Gain recognized by a U.S. Holder on the sale, exchange, redemption, retirement or other taxable disposition of a Secured Note (other than a Class X Note) generally will be treated as from sources within the United States and loss so recognized generally will offset income from sources in the United States.

Tax Treatment of U.S. Holders of Subordinated Securities

Although not denominated as equity, based on the capital structure of the Issuer and the terms of the Subordinated Securities, it is likely the Subordinated Securities will be treated as equity for United States federal income tax purposes. The following discussion is based on the assumption that the Subordinated Securities are treated as equity of the Issuer.

Investment in a Passive Foreign Investment Company. The Issuer will constitute a "passive foreign investment company" (**"PFIC"**). Accordingly, U.S. Holders of Subordinated Securities (other than certain U.S. Holders that are subject to the rules pertaining to a "controlled foreign corporation", described below) will be considered U.S. shareholders in a PFIC and will be required to file annual information returns on IRS Form 8621 with their U.S. federal income tax returns. In general, a U.S. Holder of a PFIC may desire to make an election to treat the Issuer as a "qualified electing fund" (**"QEF"**) with respect to such U.S. Holder. Generally, a QEF election should be made with the filing of IRS Form 8621 with a U.S. Holder's federal income tax return for the first taxable year for which it held Subordinated Securities. If a timely QEF election is made for the Issuer, an electing U.S. Holder generally will be required in each taxable year to include in gross income (i) as ordinary income, such holder's *pro rata* share of the Issuer's ordinary earnings and (ii) as long term capital gain, such holder's *pro rata* share of the Issuer's net capital gain, whether or not distributed. A U.S. Holder will not be eligible for the preferential income tax rate on "qualified dividend income" (as defined in the Code) or the dividends received deduction with respect to any such income or gain. In addition, any losses of the Issuer in a taxable year will not be available to such U.S. Holder and may not be carried back or forward in computing the Issuer's ordinary earnings and net capital gain in other taxable years. An amount included in an electing U.S. Holder's gross income should be treated as income from sources outside the United States for U.S. foreign tax credit limitation purposes. However, if U.S. Holders collectively own (directly or constructively) 50% or more (measured by vote or value) of the securities treated as equity of the Issuer for U.S. federal income tax purposes, such amount will be treated as income from sources within the United States for such purposes to the extent that such amount is attributable to income of the Issuer from sources within the United States. If applicable to a U.S. Holder of Subordinated Securities, the rules pertaining to a "controlled foreign corporation", discussed below, generally override those pertaining to a PFIC with respect to which a QEF election is in effect.

In certain cases in which a QEF does not distribute all of its earnings in a taxable year, U.S. shareholders may also be permitted to elect to defer payment of some or all of the taxes on the QEF's income subject to an interest charge on the deferred amount. In this respect, prospective purchasers of Subordinated Securities should be aware that it is possible that the Collateral Obligations may be purchased by the Issuer with substantial OID, the cash payment of which may be deferred, perhaps for a substantial period of time, and the Issuer may use interest and other income from the Collateral Obligations to purchase additional Collateral Obligations or to retire Securities. As a result, the Issuer may have in any given year substantial amounts of earnings for U.S. federal income tax purposes that are not distributed on the Subordinated Securities. Thus, absent an election to defer payment of taxes, U.S. Holders that make a QEF election with respect to the Issuer may owe tax on significant "phantom" income.

In addition, it should be noted that if the Issuer invests in obligations that are not in registered form, a U.S. Holder making a QEF election (a) may not be permitted to take a deduction for any loss attributable to such obligations when calculating its share of the Issuer's earnings and (b) may be required to treat income attributable to such obligations as ordinary income even though the income would otherwise constitute capital gains. It is possible that some portion of the investments of the Issuer will constitute obligations that are not in registered form.

The Issuer will provide, upon request, all information and documentation that a U.S. Holder making a QEF election is required to obtain for U.S. federal income tax purposes.

A U.S. Holder of Subordinated Securities (other than certain U.S. Holders that are subject to the rules pertaining to a "controlled foreign corporation", described below) that does not make a QEF election will be required to report any gain on disposition (including gain recognized upon a redemption) of any Subordinated Securities as if it were an excess distribution, rather than capital gain, and to compute the tax liability on such gain and any excess distribution received with respect to the Subordinated Securities as if such items had been earned ratably over each day in the U.S. Holder's holding period (or a certain portion thereof) for the Subordinated Securities. The U.S. Holder will be subject to tax on such items at the highest ordinary income tax rate for each taxable year, other than the current year of the U.S. Holder, in which the items were treated as having been earned, regardless of the rate otherwise applicable to the U.S. Holder. Further, such U.S. Holder will also be liable for an additional tax equal to interest on the tax liability attributable to income allocated to prior years as if such liability had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of the Subordinated Securities as security for a loan may be treated as a taxable disposition of such Subordinated Securities. Very generally, an "excess distribution" is the amount by which distributions during a taxable year with respect to a Subordinated Security exceed 125 percent of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period for the Subordinated Security). In addition, a stepped-up basis in the Subordinated Securities upon the death of an individual U.S. Holder may not be available.

If a QEF election is made in a year that is subsequent to the first taxable year for which a U.S. Holder held Subordinated Securities, the QEF rules will generally apply in the election year and for all subsequent years. However, the rules discussed in the immediately preceding paragraph will generally apply to all years for which a U.S. Holder held Subordinated Securities prior to making the QEF election, unless the U.S. Holder makes a "deemed dividend" election or a "deemed sale" election pursuant to Section 1291 of the Code. The effect of these elections is to accelerate realized gains. U.S. Holders should consult their tax advisors with respect to the tax consequences to them of making a "deemed dividend" or "deemed sale" election.

In many cases, application of the tax on gain on disposition and receipt of excess distributions will be substantially more onerous than the treatment applicable if a timely QEF election is made. ACCORDINGLY, U.S. HOLDERS OF SUBORDINATED SECURITIES SHOULD CONSIDER CAREFULLY WHETHER TO MAKE A QEF ELECTION WITH RESPECT TO THE SUBORDINATED SECURITIES AND THE CONSEQUENCES OF NOT MAKING SUCH AN ELECTION.

Investment in a Controlled Foreign Corporation. The Issuer may be classified as a controlled foreign corporation (**"CFC"**). In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (actually or constructively) by "U.S. Shareholders". A U.S. Shareholder, for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power (generally the right to vote for directors of the corporation) of all classes of shares of a corporation. Although the Subordinated Securities do not vote for directors of the Issuer, it is possible that the IRS would assert that the Subordinated Securities are de facto voting securities and that U.S. Holders possessing (actually or constructively) 10% or more of the total combined voting power of all classes of stock entitled to vote (including the Subordinated Securities) are U.S. Shareholders. If this argument were successful and more than 50% of the aggregate of the Subordinated Securities and any other equity securities (determined with respect to aggregate value or combined voting power) are owned (actually or constructively) by such U.S. Shareholders, the Issuer would be treated as a CFC.

If the Issuer were treated as a CFC, a U.S. Shareholder of the Issuer would be treated, subject to certain exceptions, as receiving a deemed dividend at the end of the taxable year of the Issuer in an amount equal to that person's *pro rata* share of the "subpart F income" of the Issuer. Such deemed dividend would be treated as income from sources within the United States for U.S. foreign tax credit limitation purposes to the extent that it is attributable to income of the Issuer from sources within the United States. Among other items, and subject to certain exceptions, "subpart F income" includes dividends, interest, annuities, gains from the sale or exchange of shares and securities, certain gains from commodities transactions, certain types of insurance income and income from certain transactions with related parties. It is likely that, if the Issuer were to constitute a CFC, all or most of its income would be subpart F income and, in general, if the Issuer's subpart F income exceeds 70% of its gross income for a taxable year, the entire amount of the Issuer's income for such taxable year will be treated as subpart F income.

If the Issuer were treated as a CFC, a U.S. Shareholder of the Issuer which made a QEF election with respect to the Issuer would be taxable on the subpart F income of the Issuer under rules described in the preceding paragraph and not under the QEF rules previously described. As a result, to the extent subpart F income of the Issuer includes net capital gains, such gains will be treated as ordinary income of the U.S. Shareholder under the CFC rules, notwithstanding the fact that the character of such gains generally would otherwise be preserved under the QEF rules.

Furthermore, if the Issuer were treated as a CFC and a U.S. Holder were treated as a U.S. Shareholder therein, the Issuer would not be treated as a PFIC or a QEF with respect to such U.S. Holder for the period during which the Issuer remained a CFC and such U.S. Holder remained a U.S. Shareholder therein (the "qualified portion" of the U.S. Holder's holding period for the Subordinated Securities). If the qualified portion of such U.S. Holder's holding period for the Subordinated Securities subsequently ceased (either because the Issuer ceased to be a CFC or the U.S. Holder ceased to be a U.S. Shareholder), then solely for purposes of the PFIC rules, such U.S. Holder's holding period for the Subordinated Securities would be treated as beginning on the first day following the end of such qualified portion, unless the U.S. Holder had owned any Subordinated Securities for any period of time prior to such qualified portion and had not made a QEF election with respect to the Issuer. In that case, the Issuer would again be treated as a PFIC which is not a QEF with respect to such U.S. Holder and the beginning of such U.S. Holder's holding period for the Subordinated Securities would continue to be the date upon which such U.S. Holder acquired the Subordinated Securities, unless the U.S. Holder made an election to recognize gain with respect to the Subordinated Securities and a QEF election with respect to the Issuer.

Indirect Interests in PFICs and CFCs. If the Issuer owns a Collateral Obligation or an Equity Security issued by a non-U.S. corporation that is treated as equity for U.S. federal income tax purposes, U.S. Holders of Subordinated Securities could be treated as owning an indirect equity interest in a PFIC or a CFC and could be subject to certain adverse tax consequences.

In particular, if the Issuer owns equity interests in PFICs (**"Lower-Tier PFICs"**), a U.S. Holder of Subordinated Securities would be treated as owning directly the U.S. Holder's proportionate amount (by value) of the Issuer's equity interests in the Lower-Tier PFICs. A U.S. Holder's QEF election with respect to the Issuer would not be effective with respect to such Lower-Tier PFICs. However, a U.S. Holder would be able to make QEF elections with respect to such Lower-Tier PFICs if the Lower-Tier PFICs provide certain information and documentation to the Issuer in accordance with applicable Treasury Regulations. However, there can be no assurance that the Issuer would be able to obtain such information and documentation from any Lower-Tier PFIC, and thus there can be no assurance that a U.S. Holder would be able to make or maintain a QEF election with respect to any Lower-Tier PFIC. If a U.S. Holder does not have a QEF election in effect with respect to a Lower-Tier PFIC, as a general matter, the U.S. Holder would be subject to the adverse consequences described above under "—Investment in a Passive Foreign Investment Company" with respect to any excess distributions made by such Lower-Tier PFIC to the Issuer, any gain on the disposition by the Issuer of its equity interest in such Lower-Tier PFIC treated as indirectly realized by such U.S. Holder, and any gain treated as indirectly realized by such U.S. Holder on the disposition of its equity in the Issuer (which may arise even if the U.S. Holder realizes a loss on such disposition). Such amount would not be reduced by expenses or losses of the Issuer, but any income recognized may increase a U.S. Holder's tax basis in its Subordinated Securities. Moreover, if the U.S. Holder has a QEF election in effect with respect to a Lower-Tier PFIC, the U.S. Holder would be required to include in income the U.S. Holder's *pro rata* share of the Lower-Tier PFIC's ordinary earnings and net capital gain as if the U.S. Holder's indirect equity interest in the Lower-Tier PFIC were directly owned, and it appears that the U.S. Holder would not be permitted to use any losses or other expenses of the Issuer to offset such ordinary earnings and/or net capital gains, but recognition of such income may increase a U.S. Holder's tax basis in its Securities.

Accordingly, if any of the Collateral Obligations or Equity Securities are treated as equity interests in a PFIC, such U.S. Holders could experience significant amounts of phantom income with respect to such interests. Other adverse tax consequences may arise for such U.S. Holders that are treated as owning indirect interests in CFCs. U.S. Holders should consult their own tax advisors regarding the tax issues associated with such investments in light of their own individual circumstances.

Distributions on Subordinated Securities. The treatment of actual distributions of cash on the Subordinated Securities, in very general terms, will vary depending on whether a U.S. Holder has made a timely QEF election as described above. See "—Investment in a Passive Foreign Investment Company". If a timely QEF election has been made, distributions should be allocated first to amounts previously taxed pursuant to the QEF election (or pursuant to the CFC rules, if applicable) and to this extent will not be taxable to U.S. Holders. Distributions in excess of amounts previously taxed pursuant to a QEF election (or pursuant to the CFC rules, if applicable) will be treated as dividends (but not eligible for the reduced tax rate applicable to "qualified dividend income") and taxable to U.S. Holders as ordinary income upon receipt to the extent of any remaining amounts of untaxed current and accumulated earnings and profits of the Issuer. Distributions in excess of any current and accumulated earnings and profits will be treated first as a nontaxable reduction to the U.S. Holder's tax basis for the Subordinated Securities to the extent thereof and then as capital gain.

In the event that a U.S. Holder does not make a timely QEF election, then except to the extent that distributions may be attributable to amounts previously taxed pursuant to the CFC rules, some or all of any distributions with respect to the Subordinated Securities may constitute "excess distributions", taxable as previously described. See "—Investment in a Passive Foreign Investment Company". In that event, except to the extent that distributions may be attributable to amounts previously taxed to the U.S. Holder pursuant to the CFC rules or are treated as "excess distributions", distributions on the Subordinated Securities generally would be treated as dividends to the extent paid out of the Issuer's current or accumulated earnings and profits not allocated to any "excess distributions", then as a nontaxable reduction to the U.S. Holder's tax basis for the Subordinated Securities to the extent thereof and then as capital gain. Dividends on the Subordinated Securities would not be "qualified dividend income" and therefore would be taxable to individuals, trusts and estates as ordinary income rather than at the 15% net capital gain rate. Dividends received from a foreign corporation generally will be treated as income from sources outside the United States for U.S. foreign tax credit limitation purposes. However, if U.S. Holders collectively own (directly or constructively) 50% or more (measured by vote or value) of the Subordinated Securities, a percentage of the dividend income equal to the proportion of the Issuer's earnings and profits from sources within the United States generally will be treated as income from sources within the United States for such purposes.

Disposition of the Subordinated Securities. In general, a U.S. Holder of a Subordinated Security will recognize gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of a Subordinated Security equal to the difference between the amount realized and such U.S. Holder's adjusted tax basis in the Subordinated Security. Except as discussed below, such gain or loss will be long-term capital gain or loss if the U.S. Holder held the Subordinated Security for more than one year at the time of the disposition. In certain circumstances, U.S. Holders who are individuals may be entitled to preferential treatment for net long-term capital gains; however, the ability of U.S. Holders to offset capital losses against ordinary income is limited. Gain recognized by a U.S. Holder on the sale, exchange, redemption, retirement or other taxable disposition of a Subordinated Security (other than, in the case of a U.S. Holder treated as a "U.S. Shareholder", any such gain characterized as a dividend, as discussed below) generally will be treated as from sources within the United States and loss so recognized generally will offset income from sources within the United States.

Initially, a U.S. Holder's tax basis for a Subordinated Security will equal the amount paid for the Subordinated Security. Such basis will be increased by amounts taxable to such U.S. Holder by virtue of a QEF election, or by virtue of the CFC rules, as applicable, and decreased by actual distributions from the Issuer that are deemed to consist of such previously taxed amounts or are treated as a nontaxable reduction to the U.S. Holder's tax basis for the Subordinated Security (as described above).

If a U.S. Holder does not make a timely QEF election as described above, any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a Subordinated Security (or any gain deemed to accrue prior to the time a non-timely QEF election is made) will be taxed as ordinary income and subject to an additional tax reflecting a deemed interest charge under the special tax rules described above. See "—Investment in a Passive Foreign Investment Company".

If the Issuer were treated as a CFC and a U.S. Holder were treated as a "U.S. Shareholder" therein, then any gain realized by such U.S. Holder upon the disposition of Subordinated Securities, other than gain constituting an excess distribution under the PFIC rules, if applicable, would be treated as a dividend to the extent of the U.S. Holder's share of the current or accumulated earnings and profits of the Issuer. In this regard, earnings and profits would not include any amounts previously taxed pursuant to a timely QEF election or pursuant to the CFC rules.

Certain Reporting Requirements

A U.S. Holder of Subordinated Securities that owns (actually or constructively) at least 10% by vote or value of the Issuer (and each officer or director of the Issuer that is a U.S. citizen or resident) may be required to file an information return on IRS Form 5471. A U.S. Holder of Subordinated Securities generally is required to provide additional information regarding the Issuer annually on IRS Form 5471 if it owns (actually or constructively) more than 50% by vote or value of the Issuer. U.S. Holders should consult their own tax advisors regarding whether they are required to file IRS Form 5471.

A U.S. person (including a tax exempt entity) that purchases the Subordinated Securities for cash will be required to file an IRS Form 926 or similar form with the IRS if (a) such person owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of the Issuer or (b) if the transfer, when aggregated with all transfers made by such person (or any related person) within the preceding 12 month period, exceeds $100,000. In the event a U.S. Holder fails to file any such required form, the U.S. Holder could be required to pay a penalty equal to 10% of the gross amount paid for such Subordinated Securities (subject to a maximum penalty of $100,000, except in cases involving intentional disregard). U.S. persons should consult their tax advisors with respect to this or any other reporting requirement which may apply with respect to their acquisition of the Subordinated Securities.

Tax Treatment of Tax-Exempt U.S. Holders of Securities

U.S. Holders which are tax-exempt entities (**"Tax-Exempt U.S. Holders"**) will not be subject to the tax on unrelated business taxable income (**"UBTI"**) with respect to interest and capital gains income derived from an investment in the Co-Issued Notes. However, a Tax-Exempt U.S. Holder of the Co-Issued Notes that also acquires the Subordinated Securities should consider whether interest it receives with respect to the Securities may be treated as UBTI under rules governing certain payments received from controlled entities.

A Tax-Exempt U.S. Holder generally will not be subject to the tax on UBTI with respect to regular distributions or "excess distributions" (defined above under "—Tax Treatment of U.S. Holders of Subordinated Securities—Investment in a Passive Foreign Investment Company") on the Subordinated

Securities. A Tax-Exempt U.S. Holder which is not subject to tax on UBTI with respect to "excess distributions" may not make a QEF election. In addition, a Tax-Exempt U.S. Holder which is subject to the rules relating to "controlled foreign corporations" with respect to the Subordinated Securities generally should not be subject to the tax on UBTI with respect to income from such Subordinated Securities.

Notwithstanding the discussion in the preceding two paragraphs, a Tax-Exempt U.S. Holder which incurs "acquisition indebtedness" (as defined in Section 514(c) of the Code) with respect to the Securities may be subject to the tax on UBTI with respect to income from the Securities to the extent that the Securities constitute "debt-financed property" (as defined in Section 514(b) of the Code) of the Tax-Exempt U.S. Holder. A Tax-Exempt U.S. Holder subject to the tax on UBTI with respect to income from the Subordinated Securities will be taxed on "excess distributions" in the manner discussed above under "—Tax Treatment of U.S. Holders of the Subordinated Securities—Investment in a Passive Foreign Investment Company". Such a Tax-Exempt U.S. Holder will be permitted, and should consider whether, to make a QEF election with respect to the Issuer as discussed above.

Tax-Exempt U.S. Holders should consult their own tax advisors regarding an investment in the Securities.

Tax Treatment of Class X Notes

Although not entirely certain, for U.S. federal income tax purposes, the Class X-1 Note Payment Amount and the Class X-2 Note Payment Amount should be treated as fees paid for services performed by the initial investor in the Class X Notes on behalf of the Issuer while the Class X Notes are held by such initial investor. Holders of the Class X Notes other than the initial investor in the Class X Notes should consult their tax advisors regarding the acquisition, ownership and disposition of the Class X Notes.

Tax Treatment of Combination Securities

Each Combination Security will be evidenced as a single instrument that can be exchanged, subject to the restrictions described in "Transfer Restrictions—U.S. Subordinated Securities and U.S. Combination Securities" and "Transfer Restrictions—Regulation S Global Combination Securities", at the option of the Holder into instruments that represent each Component. Under U.S. federal income tax principles, a strong likelihood exists that a U.S. Holder of Combination Securities will be treated as if it directly owned the Subordinated Securities and Treasury Strips corresponding to the Components of such Combination Security. The Issuer will treat, and each U.S. Holder and beneficial owner of Combination Securities (by acquiring such Combination Securities or interests therein) will agree to treat, the Combination Securities as consisting of the separate Subordinated Securities and Treasury Strips corresponding to the Components of such Combination Security for U.S. federal income tax purposes. In accordance with such treatment of the Combination Securities, in calculating its tax basis in the Components comprising a Combination Security, a U.S. Holder will allocate the purchase price paid for such Combination Security among the Components in proportion to their relative fair market values at the time of purchase. A similar principle will apply in determining the amount allocable to the Components upon a sale of a Combination Security. The exchange of Combination Securities for the separate Subordinated Securities and Treasury Strips corresponding to the Components of the Combination Securities should not be a taxable event. A U.S. Holder of a Combination Security should review the applicable discussion above with respect to the Subordinated Securities relating to the U.S. federal income tax consequences of the purchase, ownership and disposition of such Subordinated Securities and should refer to their own tax advisers with respect to the Treasury Strips.

Tax Return Disclosure and Investor List Requirements

Any person that files a U.S. federal income tax return or U.S. federal information return and participates in a "reportable transaction" in a taxable year is required to disclose certain information on IRS Form 8886 (or its successor form) attached to such person's U.S. tax return for such taxable year (and also file a copy of such form with the IRS's Office of Tax Shelter Analysis) and to retain certain documents related to the transaction. In addition, under certain circumstances, certain organizers, sellers and other advisors with respect to a "reportable transaction" will be required to file reports with the IRS and maintain lists of participants in the transaction containing identifying information, retain certain documents related to the transaction, and furnish those lists and documents to the IRS upon request. Recently adopted legislation imposes significant penalties for failure to comply with these disclosure and list keeping requirements. The definition of "reportable transaction" is highly technical. However, in very general terms, a transaction may be a "reportable transaction" if, among other things, it is offered under conditions of confidentiality or it results in the claiming of a loss or losses for U.S. federal income tax purposes in excess of certain threshold amounts.

In this regard, in order to prevent the investors' purchase of Securities in this offering from being treated as offered under conditions of confidentiality, the Collateral Manager, the Issuer and the holders and beneficial owners of the Securities (and each of their respective employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the transactions described herein and all materials of any kind (including opinions or other tax analyses) that are provided to them relating to such U.S. tax treatment and U.S. tax structure. For this purpose, the U.S. tax treatment of a transaction is the purported or claimed U.S. tax treatment of the transaction under applicable U.S. federal, state or local tax law and the U.S. tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U.S. tax treatment of the transaction under applicable U.S. federal, state or local tax law.

If the Issuer participates in a "reportable transaction", a U.S. Holder of Subordinated Securities that is a "reporting shareholder" of the Issuer will be treated as participating in the transaction and will be subject to the rules described above. Although most of the Issuer's activities generally are not expected to give rise to "reportable transactions", the Issuer nevertheless may participate in certain types of transactions that could be treated as "reportable transactions." A U.S. Holder of Subordinated Securities will be treated as a "reporting shareholder" of the Issuer if (i) such U.S. Holder owns 10% or more of the Subordinated Securities and makes a QEF election with respect to the Issuer or (ii) the Issuer is treated as a CFC and such U.S. Holder is a "U.S. Shareholder" (as defined above) of the Issuer. The Issuer will make reasonable efforts to make such information available.

Prospective investors in the Securities should consult their own tax advisors concerning any possible disclosure obligations under these Treasury Regulations with respect to their ownership or disposition of the Securities in light of their particular circumstances.

Tax Treatment of Non-U.S. Holders of Securities

In general, payments on the Securities to a Holder that is not, for U.S. federal income tax purposes, a U.S. Holder (a **"Non-U.S. Holder"**) and gain realized on the sale, exchange, redemption, retirement or other disposition of the Securities by a Non-U.S. Holder, will not be subject to U.S. federal income or withholding tax, unless (a) such income is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States, or (b) in the case of gain, such Non-U.S. Holder is a nonresident alien individual who holds the Securities as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale, exchange, redemption, retirement of other disposition of the Securities and certain other conditions are satisfied.

Information Reporting and Backup Withholding

Under certain circumstances, the Code requires "information reporting", and may require "backup withholding", with respect to certain payments made on the Securities and the payment of the proceeds from the disposition of the Securities. Backup withholding generally will not apply to corporations, tax-exempt organizations, qualified pension and profit sharing trusts, and individual retirement accounts. Backup withholding will apply to a U.S. Holder if the U.S. Holder fails to provide certain identifying information (such as the U.S. Holder's taxpayer identification number) or otherwise comply with the applicable requirements of the backup withholding rules. The application for exemption from backup withholding for a U.S. Holder is available by providing a properly completed IRS Form W-9.

A Non-U.S. Holder of the Securities generally will not be subject to these information reporting requirements or backup withholding with respect to payments of interest or distributions on the Securities if (a) it certifies to the Trustee its status as a Non-U.S. Holder under penalties of perjury on the appropriate IRS Form W-8, and (b) in the case of a Non-U.S. Holder that is a "nonwithholding foreign partnership", "foreign simple trust" or "foreign grantor trust" as defined in the applicable U.S. Treasury Regulations under the Code, the beneficial owners of such Non-U.S. Holder also certify their status as Non-U.S. Holders under penalties of perjury on the appropriate IRS Form W-8.

The payments of the proceeds from the disposition of a Security by a Non-U.S. Holder to or through the U.S. office of a broker generally will not be subject to information reporting and backup withholding if the Non-U.S. Holder certifies its status as a Non-U.S. Holder (and, if applicable, its beneficial owners also certify their status as Non-U.S. Holders) under penalties of perjury on the appropriate IRS Form W-8, satisfies certain documentary evidence requirements for establishing that it is a Non-U.S. Holder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of a Security by a Non-U.S. Holder to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker has certain specific types of relationships to the United States, in which case the treatment of such payment for such purposes will be as described in the following sentence. The payment of proceeds from the disposition of a Security by a Non-U.S. Holder to or through a non-U.S. office of a U.S. broker or to or through a non-U.S. broker with certain specific types of relationships to the United States generally will not be subject to backup withholding but will be subject to information reporting unless the Non-U.S. Holder certifies its status as a Non-U.S. Holder (and, if applicable, its beneficial owners also certify their status as Non-U.S. Holders) under penalties of perjury or the broker has certain documentary evidence in its files as to the Non-U.S. Holder's foreign status and the broker has no actual knowledge to the contrary.

Backup withholding is not an additional tax and may be refunded (or credited against the U.S. Holder's or Non-U.S. Holder's U.S. federal income tax liability, if any), provided that certain required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required.

Cayman Islands Tax Considerations

The following discussion of certain Cayman Islands income tax consequences of an investment in the Offered Securities is based on the advice of Maples and Calder as to Cayman Islands law. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It assumes that the Issuer will conduct its affairs in accordance with assumptions made by, and representations made to, counsel. It is not intended as tax advice, does not consider any investor's particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The following is a general summary of Cayman Islands taxation in relation to the Offered Securities.

Under existing Cayman Islands laws:

(i) payments of principal and interest in respect of, or distributions on, the Securities will not be subject to taxation in the Cayman Islands and no withholding will be required on such payments to any Holder of a Security and gains derived from the sale of Securities will not be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax; and

(ii) no stamp duty is payable in respect of the issue of the Securities. The Securities themselves will be stampable if they are executed in or brought into the Cayman Islands.

The Issuer has been incorporated under the laws of the Cayman Islands as an exempted company and, as such, has applied for and expects to obtain an undertaking from the Governor in Cabinet of the Cayman Islands substantially in the following form:

"THE TAX CONCESSIONS LAW
(1999 REVISION)
UNDERTAKING AS TO TAX CONCESSIONS

In accordance with Section 6 of the Tax Concessions Law (1999 Revision), the Governor in Cabinet undertakes with:

Harch CLO III Limited ("the Company")

(a) that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b) in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable

(i) on or in respect of the shares, debentures or other obligations of the Company; or

(ii) by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).

These concessions shall be for a period of TWENTY years from the date of this undertaking.

GOVERNOR IN CABINET"

The Cayman Islands does not have an income tax treaty arrangement with the United States or any other country. The Cayman Islands has entered into an information exchange agreement with the United States.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN TAX IMPLICATIONS OF AN INVESTMENT IN THE SECURITIES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

ERISA CONSIDERATIONS

The advice below was not written and is not intended to be used and cannot be used by any taxpayer for purposes of avoiding United States federal income tax penalties that may be imposed. The advice is written to support the promotion or marketing of the transaction. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

The foregoing disclaimer is provided to satisfy obligations under Circular 230 governing standards of practice before the Internal Revenue Service.

The United States Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") imposes certain requirements on "employee benefit plans" (as defined in and subject to Title I of ERISA), including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, "**ERISA Plans**") and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the ERISA Plan. The prudence of a particular investment must be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan's particular circumstances and all of the facts and circumstances of the investment including, but not limited to, the matters discussed above under "Risk Factors" and the fact that in the future there may be no market in which such fiduciary will be able to sell or otherwise dispose of the Securities.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, "**Plans**")) and certain persons (referred to as "**parties in interest**" or "**disqualified persons**") having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code.

New Section 3(42) of ERISA and regulations promulgated by the U.S. Department of Labor at 29 C.F.R. Section 2510.3-101 (collectively, the "**Plan Asset Regulations**"), describe what constitutes the assets of a Plan with respect to the Plan's investment in an entity for purposes of certain provisions of ERISA and Section 4975 of the Code, including the fiduciary responsibility provisions of Title I of ERISA and Section 4975 of the Code. Under the Plan Asset Regulations, if a Plan invests in an "equity interest" of an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets include both the equity interest and an undivided interest in each of the entity's underlying assets, unless it is established that the entity is an "operating company" or, as further discussed below, that equity participation in the entity by "benefit plan investors" is not "significant".

Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if Securities are acquired with the assets of a Plan with respect to which the Issuer, the Co-Issuer, the Initial Purchaser, the Trustee, the Collateral Manager, any seller of Collateral Obligations to the Issuer and the Co-Issuer or any of their respective Affiliates, is a party in interest or a disqualified person. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may be applicable, however, depending in part on the type of Plan fiduciary making the decision to acquire a Security and the circumstances under which such decision is made. Included among these exemptions are Prohibited Transaction Class Exemption ("**PTCE**") 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by a "qualified professional asset manager"), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 95-60 (relating to investments by insurance company general accounts), and PTCE 96-23 (relating to transactions effected by in-house asset managers) (the "**Investor-Based Exemptions**"), and new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code (which exempt certain transactions (including purchases and sales of securities) between a Plan and an entity that is a party in interest or disqualified person with respect to such Plan solely by reason of being a service provider, and that is not a fiduciary or an investment advisor (or an affiliate of a fiduciary or an investment advisor) with respect to the Plan assets involved in such transactions, in each case provided that the Plan does not pay more than, or receive less than, adequate consideration) (the "**Service Provider Exemption**"). There can be no assurance that any of the Investor-Based Exemptions, the Service Provider Exemption or any other exemption will be available with respect to any particular transaction involving the Securities.

Governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to state, local or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel before purchasing any Securities.

Any Plan fiduciary or other person who proposes to use assets of any Plan to purchase any Securities should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such investment will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA.

The sale of any Security to a Plan, or to a person using assets of any Plan to effect its purchase of any Security, is in no respect a representation by the Issuer, the Co-Issuer, the Initial Purchaser, the Trustee, the Collateral Administrator or the Collateral Manager that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

Any insurance company proposing to invest assets of its general account in Securities should consider the extent to which such investment would be subject to the requirements of Title I of ERISA and Section 4975 of the Code in light of the U.S. Supreme Court's decision in *John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank*, 510 U.S. 86 (1993), and the enactment of Section 401(c) of ERISA on August 20, 1996. In particular, such an insurance company should consider (i) the exemptive relief granted by the U.S. Department of Labor for transactions involving insurance company general accounts in PTCE 95-60 and (ii) if such exemptive relief is not available, whether its purchase of Securities will be permissible under the final regulations issued under Section 401(c) of ERISA. The final regulations provide guidance on which assets held by an insurance company constitute "plan assets" for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Code. The regulations do not exempt the assets of insurance company general accounts from treatment as "plan assets" to the extent they support certain participating annuities issued to Plans after December 31, 1998.

The Co-Issued Notes (other than the Class X Notes)

The Plan Asset Regulations define an "equity interest" as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. As noted above in Income Tax Considerations, it is the opinion of tax counsel to the Issuer that the Class A-1 Notes, the Class A-2 Notes, the Class B Notes, the Class C Notes and the Class D Notes will be, and the Class E Notes should be, treated as debt for U.S. income tax purposes. Although there is little guidance on the subject, at the time of their issuance, all of the Co-Issued Notes should be treated as indebtedness without substantial equity features for purposes of the Plan Asset Regulations. This determination is based in part upon (i) tax counsel's opinion that all of the Co-Issued Notes will be classified as debt for U.S. federal income tax purposes when issued and (ii) the traditional debt features of all the Co-Issued Notes, including the reasonable expectation of purchasers of such Co-Issued Notes that they will be repaid when due, as well as the absence of conversion rights, warrants and other typical equity features. Based upon and subject to the foregoing and other considerations, and subject to the considerations described below, all of the Co-Issued Notes may be purchased by a Plan. Nevertheless, without regard to whether such Co-Issued Notes are considered equity interests, prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if such Co-Issued

Notes are acquired with the assets of an ERISA Plan with respect to which the Issuers, the Initial Purchaser, the Trustee, the issuers of Collateral Obligations or in certain circumstances, any of their respective Affiliates, is a party in interest or a disqualified person. The Investor-Based Exemptions may be available to cover such prohibited transactions.

By its purchase of any Co-Issued Notes, each purchaser and subsequent transferee thereof will represent and warrant, or be deemed to have represented and warranted, either that (a) it is neither a Plan nor any entity whose underlying assets include "plan assets" (within the meaning of the Plan Asset Regulations) by reason of such Plan's investment in the entity, nor a governmental, church, non-U.S. or other plan subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA, Section 4975 of the Code or the Plan Asset Regulations ("**Similar Law**"), or (b) its purchase, holding and disposition of a such Secured Note will not constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or, in the case of a governmental, church, non-U.S. or other plan, a non-exempt violation of any Similar Law).

Any Plan fiduciary or other person who proposes to use assets of any Plan to purchase any Co-Issued Notes should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such investment will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA.

The Subordinated Securities, the Class E Notes and the Class X Notes.

Equity participation in an issuer of Securities by "benefit plan investors" is "significant" and will cause the assets of the Issuer to be deemed the assets of an investing Plan (in the absence of another applicable Plan Asset Regulations exception) if 25% or more of the value of any class of equity interest in the Issuer is held by "benefit plan investors". Recently, the Pension Protection Act of 2006 effectively amended, by statute, the definition of "benefit plan investors" in the Plan Asset Regulations. Employee benefit plans that are not subject to Title I of ERISA and plans that are not subject to Section 4975 of the Code, such as U.S. governmental and most U.S. church plans or non-U.S. plans, are no longer considered "benefit plan investors". Accordingly, only employee benefit plans subject to Title I of ERISA or Section 4975 of the Code or an entity whose underlying assets include plan assets by reason of such plan's investment in the entity are considered in determining whether investment by "benefit plan investors" represents 25% or more of any class of equity of the Issuer. Hence, the term "benefit plan investor" includes (a) an employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the provisions of Title I of ERISA, (b) a plan as defined in Section 4975(e)(1) of the Code that is subject to Section 4975 of the Code or (c) any entity whose underlying assets include "plan assets" (within the meaning of the Plan Asset Regulations) by reason of any such employee benefit plan's or plan's investment in the entity (collectively "**Benefit Plan Investors**"). For purposes of making the 25% determination, the value of any equity interests held by a Controlling Person is disregarded. Under the Plan Asset Regulations, an "affiliate" of a person includes any person, directly or indirectly through one or more intermediaries, controlling, controlled by or under common control with the person, and "control" with respect to a person other than an individual, means the power to exercise a controlling influence over the management or policies of such person. The Subordinated Securities, the Combination Securities, the Class X Notes and the Class E Notes are considered equity investments for the purposes of applying Title I of ERISA and Section 4975 of the Code. Purchases of Subordinated Securities and Combination Securities by Benefit Plan Investors from the Initial Purchaser or the Issuer and any subsequent purchaser will be limited to less than 25% of the value of all outstanding Subordinated Securities (including the Subordinated Security Components of the Combination Securities) by requiring each such purchaser to make certain representations and/or to agree to certain transfer restrictions regarding their status as Benefit Plan Investors or Controlling Persons. The Issuer will not monitor ownership of the Class E Notes or the Class X Notes by Benefit Plan Investors for purposes of the 25% test. Accordingly, neither the Class E Notes nor the Class X Notes may be purchased or held by Benefit Plan Investors. Subordinated Securities (including the Subordinated Security Components of the Combination Securities) either (i) held as principal by the Collateral Manager, the Initial Purchaser, the Trustee, any of their respective affiliates, employees of the Collateral Manager, the Initial Purchaser, the Trustee or any of their affiliates and any charitable foundation of any such employees (other than any of such interests held as a Benefit Plan Investor) or (ii) held by persons that have represented that they are Controlling Persons (to the extent that such a Controlling Person is not a Benefit Plan Investor), will be disregarded and will not be treated as outstanding for purposes of determining compliance with such 25% limitation.

With respect to the Class E Notes, the Class X Notes or any beneficial interest therein, a purchaser will be deemed to represent that the purchaser, from the date on which it acquires its interest in such Class E Notes or Class X Notes, as applicable, through and including the date on which such purchaser disposes of its interest in such Class E Notes or Class X Notes, as applicable, is not a Benefit Plan Investor or a Controlling Person.

With respect to the U.S. Subordinated Securities or any beneficial interest therein, a purchaser will be required to represent and warrant (1) whether or not the purchaser is a Benefit Plan Investor, and if it is a Benefit Plan Investor, that the purchaser's purchase, holding and disposition of such Security will not constitute or result in a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code, (2) whether or not the purchaser is a Controlling Person and (3) either that (x) it is not a governmental, church or other plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Title I of ERISA or Section 4975 of the Code or (y) its purchase, holding and disposition of such Securities will not constitute or result in a non-exempt violation under any such substantially similar law.

With respect to the purchase of a beneficial interest in the Regulation S Global Subordinated Securities from the Initial Purchaser, a purchaser will be required to represent and warrant (1) whether or not the purchaser is a Benefit Plan Investor, and if it is a Benefit Plan Investor, that the purchaser's purchase, holding and disposition of such Security will not constitute or result in a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code, (2) whether or not the purchaser is a Controlling Person and (3) either that (x) it is not a governmental, church or other plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Title I of ERISA or Section 4975 of the Code or (y) its purchase, holding and disposition of such Securities will not constitute or result in a non-exempt violation under any such substantially similar law. Each purchaser and subsequent transferee of a beneficial interest in a Regulation S Global Subordinated Security purchased from persons other than the Initial Purchaser will be deemed to represent that the purchaser or transferee, as the case may be, from the date on which it acquires its interest in such Subordinated Securities or Combination Securities through and including the date on which such purchaser or transferee disposes of its interest in such Subordinated Securities or Combination Securities, (a) is not a Benefit Plan Investor or a Controlling Person and (b) either that (i) it is not a governmental, church or other plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Title I of ERISA or Section 4975 of the Code or (ii) its purchase, holding and disposition of such Securities will not constitute or result in a non-exempt violation under any such substantially similar law.

By its purchase of any Class E Notes or Class X Notes, each purchaser and subsequent transferee thereof will be deemed to have represented and warranted that it, from the date on when it acquires its interest in such Class E Notes or Class X Notes, as applicable, through and including the date on which such purchaser or transferee disposes of its interest in such Class E Notes or Class X Notes, as applicable, (a) is not a Benefit Plan Investor or a Controlling Person and (b) either that (i) it is not a governmental, church or other plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Title I of ERISA or Section 4975 of the Code or (ii) its purchase, holding and disposition of such Class E Notes or Class X Notes, as applicable, will not constitute or result in a non-exempt violation under any such substantially similar law.

There can be no assurance that, despite the transfer restrictions relating to purchases by Benefit Plan Investors and Controlling Persons, Benefit Plan Investors will not in actuality own 25% or more of such value.

If for any reason the assets of the Issuer are deemed to be "plan assets" of a Plan subject to ERISA or Section 4975 of the Code because one or more Benefit Plan Investor is an owner of Class E Notes, Class X Notes, Combination Securities or Subordinated Securities (or of a Co-Issued Note characterized as an "equity interest" in the Issuer), certain transactions that the Collateral Manager might enter into, or may have entered into, on behalf of the Issuer in the ordinary course of its business might constitute non-exempt "prohibited transactions" under Section 406 of ERISA or Section 4975 of the Code and might have to be rescinded at significant cost to the Issuer. The Collateral Manager could be deemed to be an ERISA fiduciary and may be prevented from engaging in certain investments (as not being deemed consistent with the ERISA prudent investment standards) or engaging in certain transactions or fee arrangements because they might be deemed to cause non-exempt prohibited transactions. It also is not clear that Section 403(a) of ERISA, which limits delegation of investment management responsibilities by fiduciaries of ERISA Plans, would be satisfied.

Any Plan fiduciary or other person who proposes to use assets of any Benefit Plan Investor to purchase any Securities should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such investment will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA.

The sale of any Security to a Benefit Plan Investor, or to a person using assets of any Benefit Plan Investor to effect its purchase, is in no respect a representation by the Issuer, the Initial Purchaser, the Trustee, the Collateral Administrator, or the Collateral Manager that such an investment meets all relevant legal requirements with respect to investments by Benefit Plan Investors generally or any particular Benefit Plan Investors, or that such an investment is appropriate for Plans generally or any particular Plan.

The Combination Securities

As discussed above, equity participation in an entity by Benefit Plan Investors is "significant" on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interests in the entity is held by Benefit Plan Investors. The Subordinated Securities Components of the Combination Securities will be treated as having substantial equity features and will likely prevent the Combination Securities from qualifying as debt under the Plan Asset Regulations. Therefore, a transfer of the Combination Securities or an exchange of such Combination Securities for their underlying Components, in each case, to Benefit Plan Investors (other than an insurance company general account, less than 25% of the assets of which constitute "plan assets" (as defined in the Plan Asset Regulations) for purposes of ERISA and/or Section 4975 of the Code) will not be permitted. By its purchase or holding of a Combination Security, or any interest therein, the purchaser and/or holder thereof and each transferee will be deemed to have represented and warranted at the time of its purchase and throughout the period that it holds such note or interest therein, that (1) either (A) it is not a benefit plan investor (as defined in the Plan Asset Regulations) or (B) it is an insurance company acting on behalf of its general account and, (i) as of the date it acquires a Combination Security, or any interest therein, less than 25% of the assets of such general account constitutes "plan assets" (as defined in the Plan Asset Regulations), (ii) it is not a person who has discretionary authority or control with respect to the assets of the Issuer or a person who provides investment advice for a fee (direct or indirect) with respect to such assets or an affiliate of such a person, (iii) it agrees that if, after its initial acquisition of a Combination Security, or any interest therein, at any time during any month 25% or more of the assets of such general account constitutes "plan assets" then such insurance company shall, in a manner consistent with the restrictions on transfer set forth herein, dispose of all of the Combination Securities or any other class of equity interest in the Issuer, and any interest therein, held in its general account by the end of the next following month and (iv) the acquisition or holding of any such Combination Securities, or any interest therein, will be covered by PTCE 95-60 or some other applicable exemption and (2) it will not sell or otherwise transfer any such Combination Security or interest to any person without first obtaining these same foregoing representations, warranties and covenants from such person. In addition, in the event the holder of a beneficial interest in a Combination Security exchanges a proportionate amount of a Component of such interest for a proportionate interest in the Subordinated Securities and Treasury Strips, the transfer restrictions applicable to such Subordinated Securities as described under “Transfer Restrictions” shall be applicable.

CERTAIN LEGAL INVESTMENT CONSIDERATIONS

None of the Issuer, the Co-Issuer, the Collateral Manager and the Initial Purchaser make any representation as to the proper characterization of the Securities for legal investment or other purposes, as to the ability of particular investors to purchase Securities for legal investment or other purposes or as to the ability of particular investors to purchase Securities under applicable investment restrictions. Without limiting the generality of the foregoing, none of the Issuer, the Co-Issuer, the Collateral Manager and the Initial Purchaser make any representation as to the characterization of the Securities as a U.S. domestic or foreign (non-U.S.) investment under any state insurance code or related regulations, and they are not aware of any published precedent that addresses such characterization. Notwithstanding the foregoing, the Issuers understand that certain state insurance regulators, in response to a request for guidance, have considered the characterization (as U.S. domestic or foreign (non-U.S.)) of certain collateralized debt obligation securities co-issued by a non-U.S. issuer and a U.S. co-issuer. There can be no assurance as to the nature of any guidance or other action that may result from such consideration. The uncertainties described above (and any unfavorable future determinations concerning legal investment or financial institution regulatory characteristics of the Securities) may affect the liquidity of the Securities. Accordingly, all institutions the activities of which are subject to legal investment laws and regulations, regulatory capital requirements or review by regulatory authorities should consult their own legal advisors in determining whether and to what extent the Securities are subject to investment, capital or other restrictions.

SETTLEMENT AND CLEARING

Global Securities

Upon the issuance of the Global Securities, DTC or its custodian will credit, on its internal system, the respective aggregate original principal amount or number, as the case may be, of the individual beneficial interests represented by such Global Securities to the accounts of persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the Initial Purchaser. Ownership of beneficial interests in Global Securities will be limited to persons who have accounts with DTC (**"participants"**) or persons who hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or Holder of the Global Securities, DTC or such nominee, as the case may be, will be considered the sole owner or Holder of each Class of the Securities represented by such Global Securities for all purposes under the Indenture and such Securities. Unless DTC notifies the Issuers that it is unwilling or unable to continue as depositary for a global security or ceases to be a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act, owners of the beneficial interests in the Global Securities will not be entitled to have any portion of such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of Securities in certificated form and will not be considered to be the owners or Holders of any Securities under the Indenture. The owner of a beneficial interest in a Global Security will also be entitled to receive a certificated Security in exchange for such interest if an Event of Default has occurred and is continuing. In addition, no beneficial owner of an interest in the Global Securities will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the Indenture referred to herein and, if applicable, those of Euroclear and Clearstream).

Investors may hold their interests in Regulation S Global Securities directly through Clearstream or Euroclear, if they are participants in these systems, or indirectly through organizations that are participants in these systems. Clearstream and Euroclear will hold interests in the Regulation S Global Securities on behalf of their participants through their respective depositaries, which in turn will hold the interests in the Regulation S Global Securities in customers' securities accounts in the depositaries' names on the books of DTC. Investors may hold their interests in a Rule 144A Global Secured Note directly through DTC if they are participants in the system, or indirectly through organizations that are participants in the system.

Payments of the principal of and interest or distributions on Global Securities will be made to DTC or its nominee, as the registered owner thereof. None of the Issuers, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments or distributions made on account of beneficial ownership interests in the Global Securities or for any notice permitted or required to be given to Holders of Securities or any consent given or actions taken by DTC as Holder of Securities. The Issuers expect that DTC or its nominee, upon receipt of any payment of principal, interest or distributions, as the case may be, in respect of a Global Security representing any Securities held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective interests in the principal amount of such Security in global form as shown on the records of DTC or its nominee. The Issuers also expect that payments by participants to owners of interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants. Payments of the principal of and interest or distributions on the Regulation S Global Securities will be made to Clearstream or Euroclear, as applicable, as indirect participants in DTC, in accordance with their respective rules and operating procedures.

Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. The laws of some jurisdictions require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in Global Securities to these persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in Global Securities to pledge its interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of its interest, may be affected by the lack of a physical certificate of the interest. Transfers between account holders in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Securities described above, cross-market transfers between DTC participants, on the one hand, and, directly or indirectly through Euroclear or Clearstream account holders, on the other, will be effected in DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in a Regulation S Global Security in DTC, and making or receiving payment in accordance with normal procedures for a same-day funds settlement applicable to DTC. Clearstream and Euroclear account holders may not deliver instructions directly to the depositaries for Clearstream or Euroclear.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Security from a DTC participant will be credited during the securities settlement processing day (which must be a Business Day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date and the credit of any transactions in interests in a Global Security settled during the processing day will be reported to the relevant Euroclear or Clearstream participant on that day. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Security by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the Business Day following settlement in DTC.

DTC has advised the Issuers that it will take any action permitted to be taken by a Holder of the Securities (including the presentation of the applicable Securities for exchange as described below) only at the direction of one or more participants to whose account with DTC interests in a Global Security are credited and only in respect of that portion of the aggregate principal amount or aggregate notional amount, as applicable, of the Securities as to which the participant or participants has or have given direction.

The giving of notices and other communications by DTC to participants, by participants to persons who hold accounts with them and by such persons to Holders of beneficial interests in a Global Security will be governed by arrangements between them, subject to any statutory or regulatory requirements as may exist from time to time.

DTC has advised the Issuers as follows: DTC is a limited purpose trust company principally located under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (**"indirect participants"**).

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures, and the procedures may be discontinued at any time. Neither the Issuers nor the Trustee will have any responsibility for the performance by DTC, Clearstream, Euroclear or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Individual Definitive Securities

If (i) DTC or any successor to DTC advises the Issuer in writing that it is at any time unwilling or unable to continue as a depositary for the reasons described in "—Global Securities" and a successor depositary is not appointed by the Issuer within 90 days, (ii) as a result of any amendment to or change in the laws or regulations of the Cayman Islands or of any authority therein or thereof having power to tax or in the interpretation or administration of such laws or regulations which become effective on or after the Closing Date, the Issuer or the paying agent is, or will be, required to make any deduction or withholding from any payment in respect of the Securities which would not be required if the Securities were in definitive form or (iii) upon the written request of any beneficial owner of an interest in a Global Security following the occurrence of an Event of Default, the Issuers will issue individual definitive Securities in registered form in exchange for the Global Securities. Upon receipt of such notice from DTC, the Issuer will use its best efforts to make arrangements with DTC for the exchange of interests in the Global Securities for individual definitive Securities and cause the requested individual definitive Securities to be executed and delivered to the Registrar in sufficient quantities and authenticated by or on behalf of the Trustee for delivery to Holders of the Global Securities. Persons exchanging interests in a Global Security for individual definitive Securities will be required to provide to the Trustee, through DTC, Clearstream or Euroclear, (i) written instructions and other information required by the Issuer and the Trustee to complete, execute and deliver such individual definitive Securities, (ii) in the case of an exchange of an interest in a Rule 144A Global Secured Note, such certification as to "Qualified Institutional Buyer" status, and that such Holder is a Qualified Purchaser, as the Issuer shall require and (iii) in the case of an exchange of an interest in a Regulation S Global Security, such certification as the Issuer shall require as to non-U.S. Person status. In all cases, individual definitive Securities delivered in exchange for any Security in global form or beneficial interests therein will be registered in the names, and issued in denominations in compliance with the minimum denominations specified for the applicable Securities in global form, requested by DTC.

Individual definitive Securities will bear, and be subject to, such legend as the Issuer requires in order to assure compliance with any applicable law. Individual definitive Securities will be transferable subject to the minimum denomination applicable to such Securities, in whole or in part, and exchangeable for individual definitive Securities of the same kind, at the office designated by the Trustee or the office of any transfer agent, including the transfer agent in Ireland, upon compliance with the requirements set forth in the Indenture. Individual definitive Securities may be transferred through any transfer agent, including the transfer agent in Ireland, upon the delivery and duly completed assignment of such Securities. Upon a partial transfer of any Securities represented by the applicable definitive notes, the Issuer will issue and the Trustee will authenticate in exchange therefor to the transferee one or more individual definitive Securities representing the amount being so transferred and will issue to the transferor one or more individual definitive Securities representing the remaining amount not being transferred. No service charge will be imposed for any registration of transfer or exchange, but payment of a sum sufficient to cover any tax or other governmental charge may be required. The Holder of a restricted individual definitive Security may transfer such Security subject to compliance with the provisions of the legend thereon. Upon the transfer, exchange or replacement of Securities bearing the legend, or upon specific request for removal of the legend on a Security, the Issuer will deliver only Securities that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to the Issuer and the Trustee such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by the Issuer or the Trustee that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act and the Investment Company Act. Payments of principal and interest or other distribution on individual definitive Secured Notes, Subordinated Securities and Combination Securities shall be payable by wire transfer in immediately available funds to a Dollar account maintained by the Holder thereof or its nominee or, if appropriate instructions are not received at least fifteen days prior to the relevant Payment Date, by Dollar check drawn on a bank in the United States of America and sent by mail to the Registered holder thereof or, for so long as any of the Offered Securities are listed on the ISE and the guidelines of such Exchange shall so require, at the office of the Paying Agent in Ireland.

TRANSFER RESTRICTIONS

Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or transfer of the Securities. Any purchase or transfer of the Securities will be subject to the minimum denomination requirements set forth in "Summary—The Offering—Securities Issued" (except in the limited circumstances set forth in the Indenture).

Rule 144A Global Secured Notes

Each purchaser of a beneficial interest in a Rule 144A Global Secured Note will be deemed to have represented and agreed with the Issuer as follows:

(i) (A) The purchaser is a Qualified Institutional Buyer and a Qualified Purchaser, (B) the purchaser is purchasing the Secured Notes for its own account or the account of another Qualified Purchaser that is also a Qualified Institutional Buyer as to which the purchaser exercises sole investment discretion, (C) the purchaser and any such account is acquiring the Secured Notes as principal for its own account for investment and not for sale in connection with any distribution thereof, (D) the purchaser and any such account was not formed solely for the purpose of investing in the Secured Notes (except when each beneficial owner of the purchaser or any such account is a Qualified Purchaser), (E) to the extent the purchaser (or any account for which it is purchasing the Secured Notes) is a private investment company formed on or before April 30, 1996, the purchaser and each such account has received the necessary consent from its beneficial owners, (F) the purchaser is not a broker-dealer that owns and invests on a discretionary basis less than $25,000,000 in securities of unaffiliated issuers, (G) the purchaser is not a pension, profit-sharing or other retirement trust fund or plan in which the partners, beneficiaries or participants or Affiliates may designate the particular investment to be made, (H) the purchaser agrees that it and each such account shall not hold such Secured Notes for the benefit of any other Person and shall be the sole beneficial owner thereof for all purposes and that it shall not sell participation interests in the Secured Notes or enter into any other arrangement pursuant to which any other Person shall be entitled to a beneficial interest in the distributions on the Secured Notes (except when each beneficial owner of the purchaser or any such account is a Qualified Purchaser), (I) the Secured Notes purchased directly or indirectly by the purchaser or any account for which it is purchasing the Secured Notes constitute an investment of no more than 40% of the purchaser's and each such account's assets (except when each beneficial owner of the purchaser or any such account is a Qualified Purchaser), (J) the purchaser and each such account is purchasing the Secured Notes in a principal amount of not less than the minimum denomination requirement for the purchaser and each such account, (K) the purchaser will provide notice of the transfer restrictions set forth in the Indenture (including the exhibits thereto) to any transferee of its Secured Notes, (L) the purchaser understands and agrees that the Issuer may receive a list of participants in the Secured Notes from one or more book-entry depositories and (M) the purchaser understands and agrees that any purported transfer of the Secured Notes to a purchaser that does not comply with the requirements of this paragraph (i) shall be null and void *ab initio*.

(ii) If any U.S. Person that is not both a Qualified Institutional Buyer and a Qualified Purchaser at the time it acquires an interest in a Secured Note shall become the beneficial owner of any Secured Note, (any such Person, a **"Non-Permitted Holder"**), the Issuer shall, promptly after discovery that such Person is a Non-Permitted Holder by the Issuer, the Co-Issuer or the Trustee (and notice by the Trustee or the Co-Issuer to the Issuer, if either of them makes the discovery), send notice to such Non-Permitted Holder demanding that such Non-Permitted Holder transfer its interest to a Person that is not a Non-Permitted Holder within 30 days of the date of such notice. If such Non-Permitted Holder fails to transfer its Secured Notes, the Issuer shall have the right, without further notice to the Non-Permitted Holder, to sell such Secured Notes or interest in Secured Notes to a purchaser selected by the Issuer that is not a Non-Permitted Holder on such terms as the Issuer may choose. The Issuer, or the Trustee acting through an Independent investment banker selected by the Trustee and approved by the Collateral Manager, on behalf of the Issuer, may select the purchaser by soliciting one or more bids from one or more brokers or other market professionals that regularly deal in securities similar to the Secured Notes, and selling such Secured Notes to the highest such bidder. However, the Issuer may select a purchaser by any other means determined by it in its sole discretion. The Holder of each Secured Note, the Non-Permitted Holder and each other Person in the chain of title from the Holder to the Non-Permitted Holder, by its acceptance of an interest in the Secured Notes, agrees to cooperate with the Issuer and the Trustee to effect such transfers. The proceeds of such sale, net of any commissions, expenses, including fees of attorneys and agents, and taxes due in connection with such sale shall be remitted to the Non-Permitted Holder. The terms and conditions of any sale under this paragraph shall be determined in the sole discretion of the Issuer, and neither the Issuer nor the Trustee shall be liable to any Person having an interest in the Secured Notes sold as a result of any such sale or the exercise of such discretion.

(iii) The purchaser understands and agrees that the Secured Notes have not been and will not be registered or qualified under the Securities Act or any applicable state securities laws or the securities laws of any other jurisdiction and the sale of the Secured Notes to the purchaser is being made in reliance on an exemption from registration under the Securities Act, and may be reoffered, resold or pledged or otherwise transferred only (A)(i) to a Person whom the purchaser reasonably believes is a Qualified Institutional Buyer purchasing for its own account or for the account of a Qualified Institutional Buyer as to which the purchaser exercises sole investment discretion in a transaction meeting the requirements of Rule 144A or (ii) to a person that is not a U.S. Person in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S and (B) in accordance with all applicable securities laws of the states of the United States. The Issuer, the Co-Issuer and the Collateral have not been registered under the Investment Company Act and, therefore, no transfer having the effect of causing the Issuer, the Co-Issuer or the Collateral to be required to be registered as an investment company under the Investment Company Act will be recognized. The Secured Notes are subject to the restrictions on transfer set forth herein and in the Indenture and the Secured Notes. The purchaser understands and agrees that any purported transfer of the Secured Notes to a purchaser that does not comply with the requirements of this paragraph (iii) shall be null and void *ab initio*.

(iv) The purchaser is not purchasing the Secured Notes with a view toward the resale, distribution or other disposition thereof in violation of the Securities Act. The purchaser understands and agrees that an investment in the Secured Notes involves certain risks, including the risk of loss of its entire investment in the Secured Notes under certain circumstances. The purchaser has had access to such financial and other information concerning the Issuer, the Co-Issuer and the Secured Notes as it deemed necessary or appropriate in order to make an informed investment decision with respect to its purchase of the Secured Notes, including an opportunity to ask questions of, and request information from, the Issuer and the Co-Issuer.

(v) In connection with the purchase of the Secured Notes: (A) none of the Issuers, the Initial Purchaser, the Trustee, the Collateral Manager, the Collateral Administrator, the Administrator or the Share Trustee (or any of their respective Affiliates) is acting as a fiduciary or financial or investment adviser for the purchaser; (B) the purchaser is not relying (for purposes of making any investment decision or otherwise) upon any advice, counsel or representations (whether written or oral) of the Issuers, the Initial Purchaser, the Trustee, the Collateral Manager, the Collateral Administrator, the Administrator or the Share Trustee (or any of their respective Affiliates) other than (with respect to the Issuers and, with respect to the information set forth under the headings "Risk Factors—Dependence on Key Personnel; Prior Investment Results," "Risk Factors—Certain Conflicts of Interest—The Collateral Manager," "Risk Factors—Certain Litigation and Regulatory Risks," and "The Collateral Manager", the Collateral Manager) in the Offering Circular for such Secured Notes and any representations expressly set forth in a written agreement with such party; (C) none of the Issuers, the Initial Purchaser, the Trustee, the Collateral Manager, the Collateral Administrator, the Administrator or the Share Trustee (or any of their respective Affiliates) has given to the purchaser (directly or indirectly through any other Person) any assurance, guarantee, or representation whatsoever as to the expected or projected success, profitability, return, performance, result, effect, consequence or benefit (including legal, regulatory, tax, financial, accounting or otherwise) as to an investment in the Secured Notes; (D) the purchaser has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisers to the extent it has deemed necessary, and it has made its own investment decisions (including decisions regarding the suitability of any transaction pursuant to the Indenture) based upon its own judgment and upon any advice from such advisers as it has deemed necessary and not upon any view expressed by the Issuers, the Initial Purchaser, the Collateral Manager, the Collateral Administrator, the Trustee, the Administrator or the Share Trustee (or any of their respective Affiliates); (E) the purchaser has evaluated the terms and conditions of the purchase and sale of the Secured Notes with a full understanding of all of the risks thereof (economic and otherwise), and it is capable of assuming, and willing to assume (financially and otherwise) those risks; (F) the purchaser is a sophisticated investor; and (G) if acquiring the Secured Notes for any account, the purchaser has not made any disclosure, assurance, guarantee or representation not consistent with the provisions and the requirements contained herein.

(vi) (x) With respect to Rule 144A Global Secured Notes (other than Class E Notes and Class X Notes) either (A) the purchaser is not a Plan or (B) if the purchaser is a Plan, the purchase, holding and disposition of such Secured Note will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or, in the case of a governmental, church, non-U.S. or other plan, a non-exempt violation under any federal, state, local or non-U.S. law that is substantially similar to the provisions of Title I of ERISA or Section 4975 of the Code) and (y) with respect to Class E Notes and Class X Notes, the purchaser (a) is not a Benefit Plan Investor or a Controlling Person and (b) either (i) is not a governmental, church or other plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Title I of ERISA or Section 4975 of the Code or (ii) its purchase, holding and disposition of such Class E Notes or Class X Notes, as applicable, will not constitute or result in a non-exempt violation under any such substantially similar law. Any purported transfer of a Secured Note to a purchaser that does not comply with the applicable requirements of this subclause (vi) shall be null and void *ab initio*.

(vii) The Secured Notes will bear a legend substantially to the following effect:

THE SECURED NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE ISSUERS HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “INVESTMENT COMPANY ACT”). THE HOLDER HEREOF, BY PURCHASING THE SECURED NOTES IN RESPECT OF WHICH THIS NOTE HAS BEEN ISSUED, AGREES FOR THE BENEFIT OF THE ISSUERS THAT THE SECURED NOTES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (A)(1) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT, PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT OR (2) TO A PERSON THAT IS NOT A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND, IN THE CASE OF CLAUSE (1), THAT (U) IS A QUALIFIED PURCHASER WITHIN THE MEANING OF SECTION 3(c)(7) OF THE INVESTMENT COMPANY ACT, (V) WAS NOT FORMED FOR THE PURPOSE OF INVESTING IN THE ISSUER (EXCEPT WHEN EACH BENEFICIAL OWNER OF THE PURCHASER IS A QUALIFIED PURCHASER), (W) UNDERSTANDS AND AGREES THAT THE ISSUERS MAY RECEIVE A LIST OF PARTICIPANTS IN THE SECURITIES FROM ONE OR MORE BOOK-ENTRY DEPOSITORIES, (X) IS NOT A BROKER-DEALER THAT OWNS AND INVESTS ON A DISCRETIONARY BASIS LESS THAN $25,000,000 IN SECURITIES OF UNAFFILIATED ISSUERS, (Y) IS NOT A PENSION, PROFIT-SHARING OR OTHER RETIREMENT TRUST FUND OR PLAN IN WHICH THE PARTNERS, BENEFICIARIES OR PARTICIPANTS OR AFFILIATES MAY DESIGNATE THE PARTICULAR INVESTMENT TO BE MADE AND (Z) HAS RECEIVED THE NECESSARY CONSENT FROM ITS BENEFICIAL OWNERS WHEN THE PURCHASER IS A PRIVATE INVESTMENT COMPANY FORMED ON OR BEFORE APRIL 30, 1996, AND IN A TRANSACTION THAT MAY BE EFFECTED WITHOUT LOSS OF ANY APPLICABLE INVESTMENT COMPANY ACT EXEMPTION OR EXCLUSION, (B) IN A PRINCIPAL AMOUNT OF NOT LESS THAN THE MINIMUM DENOMINATION SET FORTH IN THE INDENTURE AND (C) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES OR OTHER APPLICABLE JURISDICTION. ANY TRANSFER IN VIOLATION OF THE FOREGOING WILL BE OF NO FORCE AND EFFECT, WILL BE VOID *AB INITIO* AND WILL NOT OPERATE TO TRANSFER ANY RIGHTS TO THE TRANSFEREE, NOTWITHSTANDING ANY

INSTRUCTIONS TO THE CONTRARY TO THE ISSUERS, THE TRUSTEE OR ANY INTERMEDIARY. EACH TRANSFEROR OF THIS NOTE WILL PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS SET FORTH HEREIN AND IN THE INDENTURE TO ITS TRANSFEREE. IN ADDITION TO THE FOREGOING, THE ISSUER MAINTAINS THE RIGHT TO RESELL SECURITIES PREVIOUSLY TRANSFERRED TO NON-PERMITTED HOLDERS (AS DEFINED IN THE INDENTURE) IN ACCORDANCE WITH AND SUBJECT TO THE TERMS OF THE INDENTURE.

ANY TRANSFER, PLEDGE OR OTHER USE OF THIS NOTE FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN, UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY ("DTC"), NEW YORK, NEW YORK, TO THE ISSUERS OR THEIR AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR OF SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO.).

TRANSFERS OF THIS NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF PORTIONS OF THIS NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO HEREIN.

PRINCIPAL OF THIS NOTE IS PAYABLE AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING PRINCIPAL OF THIS NOTE AT ANY TIME MAY BE LESS THAN THE AMOUNT SHOWN ON THE FACE HEREOF. ANY PERSON ACQUIRING THIS NOTE MAY ASCERTAIN ITS CURRENT PRINCIPAL AMOUNT BY INQUIRY OF THE TRUSTEE.

THE FAILURE TO PROVIDE THE ISSUER, THE TRUSTEE AND ANY PAYING AGENT WITH THE APPLICABLE U.S. FEDERAL INCOME TAX CERTIFICATIONS (GENERALLY, AN INTERNAL REVENUE SERVICE FORM W-9 (OR SUCCESSOR APPLICABLE FORM) IN THE CASE OF A PERSON THAT IS A "UNITED STATES PERSON" WITHIN THE MEANING OF SECTION 7701(A)(30) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") OR AN APPROPRIATE INTERNAL REVENUE SERVICE FORM W-8 (OR SUCCESSOR APPLICABLE FORM) IN THE CASE OF A PERSON THAT IS NOT A "UNITED STATES PERSON" WITHIN THE MEANING OF SECTION 7701(A)(30) OF THE CODE) MAY RESULT IN U.S. FEDERAL BACK-UP WITHHOLDING FROM PAYMENTS TO THE HOLDER IN RESPECT OF THIS NOTE.

[***For all of the Rule 144A Global Secured Notes other than the Class E Notes and the Class X Notes***] THIS NOTE MAY NOT BE TRANSFERRED TO AN EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA")) WHICH IS SUBJECT TO TITLE I OF ERISA OR A PLAN (AS DEFINED IN SECTION 4975(e)(1) OF THE CODE AND SUBJECT TO SECTION 4975 OF THE CODE) OR ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" (WITHIN THE MEANING OF 29 C.F.R. § 2510.3-101) BY REASON OF SUCH EMPLOYEE BENEFIT PLAN'S OR PLAN'S INVESTMENT IN THE ENTITY OR A GOVERNMENTAL, CHURCH, NON-U.S. OR OTHER PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE, LOCAL OR FOREIGN LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE IF THE PURCHASE, HOLDING AND DISPOSITION OF THE NOTE WILL CONSTITUTE OR RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL, CHURCH, NON U.S. OR OTHER PLAN, ANY SUBSTANTIALLY SIMILAR FEDERAL, STATE, LOCAL OR FOREIGN LAW) FOR WHICH AN EXEMPTION IS NOT AVAILABLE. ANY PURPORTED TRANSFER OF THIS NOTE TO A PURCHASER THAT DOES NOT COMPLY WITH THE ABOVE REQUIREMENTS SHALL BE NULL AND VOID *AB INITIO*.

[***For the Class E Notes and the Class X Notes***] THIS NOTE MAY NOT BE TRANSFERRED TO AN EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT

INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA")) WHICH IS SUBJECT TO TITLE I OF ERISA OR A PLAN (AS DEFINED IN SECTION 4975(e)(1) OF THE CODE AND SUBJECT TO SECTION 4975 OF THE CODE) OR ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" (WITHIN THE MEANING OF 29 C.F.R. § 2510.3-101) BY REASON OF SUCH EMPLOYEE BENEFIT PLAN'S OR PLAN'S INVESTMENT IN THE ENTITY OR A GOVERNMENTAL, CHURCH, NON-U.S. OR OTHER PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE, LOCAL OR FOREIGN LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE. ANY PURPORTED TRANSFER OF THIS NOTE TO A PURCHASER THAT DOES NOT COMPLY WITH THE ABOVE REQUIREMENTS SHALL BE NULL AND VOID *AB INITIO*.

(viii) The purchaser's principal place of business is not located within any Federal Reserve District of the United States Federal Reserve Bank or, if the purchaser's principal place of business is located within any Federal Reserve District of the FRB, the purchaser has satisfied and will satisfy any applicable registration or other requirements of the FRB including, without limitation, Regulation U, in connection with its acquisition of the Secured Notes.

Regulation S Global Secured Notes

Each purchaser of a beneficial interest in a Regulation S Global Secured Note will be deemed to have represented and agreed with the Issuer (A) as set forth in paragraphs (ii), (iii), (iv), (v), (vi) and (vii) under "—Rule 144A Global Secured Notes", *mutatis mutandis*, (B) that the purchaser is not a U.S. Person and is acquiring the Secured Notes in an offshore transaction meeting the requirements of Rule 903 or Rule 904 of Regulation S and in a principal amount of not less than the applicable minimum denomination requirement and (C) either (1) such purchaser's principal place of business is not located within any Federal Reserve District of the United States Federal Reserve Bank or (2) such purchaser has satisfied and will satisfy any applicable registration or other requirements of the Board of Governors of the Federal Reserve System including Regulation U in connection with its acquisition of the Secured Notes.

U.S. Subordinated Securities and U.S. Combination Securities

Each purchaser of a U.S. Subordinated Security or a U.S. Combination Security will be required to represent and agree with the Issuer as follows:

(i) The purchaser is either (a) (x) a Qualified Institutional Buyer or (y) an Accredited Investor and (b) (1) a Qualified Purchaser or (2) a Knowledgeable Employee.

(ii) (A) The purchaser is purchasing the Subordinated Securities or the U.S. Combination Securities for its own account or for the account of another Qualified Purchaser or Knowledgeable Employee that is also a Qualified Institutional Buyer or an Accredited Investor as to which the purchaser exercises sole investment discretion, (B) each of the purchaser and any such account is acquiring the Subordinated Securities or the U.S. Combination Securities as principal for its own account for investment and not for sale in connection with any distribution thereof, (C) neither the purchaser nor any such account was formed solely for the specific purpose of investing in the Subordinated Securities nor the Combination Securities (except when each beneficial owner of the purchaser or each such account is a Qualified Purchaser or a Knowledgeable Employee), (D) to the extent the purchaser (or any account for which it is purchasing the Subordinated Securities or the Combination Securities) is a private investment company formed on or before April 30, 1996, the purchaser and each such account has received the necessary consent from its beneficial owners, (E) the purchaser agrees that it and each such account shall not hold such Subordinated Securities or Combination Securities for the benefit of any other Person and shall be the sole beneficial owner thereof for all purposes and that it shall not sell participation interests in the Subordinated Securities or the Combination Securities or enter into any other arrangement pursuant to which any other Person shall be entitled to a beneficial interest in the distributions on the Subordinated Securities or the Combination Securities (except when such Person is a Qualified Purchaser), (F) the Subordinated Securities or the Combination Securities purchased directly or indirectly by the purchaser or any account for which it is purchasing the Subordinated Securities or the Combination

Securities constitute an investment of no more than 40% of the purchaser's and each such account's assets (except when each beneficial owner of the purchaser and each such account is a Qualified Purchaser or a Knowledgeable Employee), (G) the purchaser and each such account is purchasing the Subordinated Securities or the Combination Securities in a notional amount of not less than the minimum denomination requirement for the purchaser and each such account (except in the limited circumstances set forth in the Indenture), (H) the purchaser will provide notice of the transfer restrictions set forth in the Indenture (including the exhibits thereto) to any transferee of its Subordinated Securities or its Combination Securities and (I) the purchaser understands and agrees that any purported transfer of the Subordinated Securities or the Combination Securities to a purchaser that does not comply with the requirements of the immediately preceding paragraph (i) and this paragraph (ii) shall be null and void *ab initio.*

(iii) If any U.S. Person that is not (i)(a) a Qualified Purchaser or (b) a Knowledgeable Employee and (ii)(a) a Qualified Institutional Buyer or (b) an Accredited Investor, shall become the owner of any Subordinated Securities or Combination Securities (any such person, a "**Non-Permitted Holder**"), the Issuer shall, promptly after discovery that such Person is a Non-Permitted Holder by the Issuer or the Trustee (and notice by the Trustee to the Issuer, if the Trustee obtains such knowledge), send notice to such Non-Permitted Holder demanding that such Non-Permitted Holder transfer its interest to a Person that is not a Non-Permitted Holder within 30 days of the date of such notice. If such Non-Permitted Holder fails to transfer its Subordinated Securities or Combination Securities, the Issuer shall have the right, without further notice to the Non-Permitted Holder, to sell such Subordinated Securities or Combination Securities to a purchaser selected by the Issuer that is not a Non-Permitted Holder on such terms as the Issuer may choose. The Issuer, or the Trustee acting through an Independent investment banker selected by the Trustee and approved by the Collateral Manager, on behalf of the Issuer, may select the purchaser by soliciting one or more bids from one or more brokers or other market professionals that regularly deal in securities similar to the Subordinated Securities, and selling such Subordinated Securities or Combination Securities to the highest such bidder. However, the Issuer may select a purchaser by any other means determined by it in its sole discretion. The Holder of each Subordinated Security or Combination Security, the Non-Permitted Holder and each other Person in the chain of title from the Holder to the Non-Permitted Holder, by its acceptance of an interest in the Subordinated Securities or the Combination Securities, agrees to cooperate with the Issuer and the Trustee to effect such transfers. The proceeds of such sale, net of any commissions, expenses, including fees of attorneys and agents, and taxes due in connection with such sale shall be remitted to the Non-Permitted Holder. The terms and conditions of any sale under this paragraph shall be determined in the sole discretion of the Issuer, and neither the Issuer nor the Trustee shall be liable to any Person having an interest in the Subordinated Securities or the Combination Securities sold as a result of any such sale or the exercise of such discretion.

(iv) The purchaser will not, at any time, offer to buy or offer to sell the Subordinated Securities or the Combination Securities by any form of general solicitation or advertising, including, but not limited to, any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over the television or radio or seminar or meeting whose attendees have been invited by general solicitations or advertising.

(v) The purchaser understands and agrees that the Subordinated Securities and Combination Securities, as applicable, have not been and will not be registered or qualified under the Securities Act or any applicable state securities laws or the securities laws of any other jurisdiction and the sale of the Subordinated Securities or the Combination Securities to the purchaser is being made in reliance on an exemption from registration under the Securities Act, and may be reoffered, resold, pledged or otherwise transferred only (A)(i) to a person whom the purchaser reasonably believes is a Qualified Institutional Buyer purchasing for its own account or for the account of a Qualified Institutional Buyer as to which the purchaser exercises sole investment discretion in a transaction meeting the requirements of Rule 144A, (ii) to a person that is not a U.S. Person in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) to an Accredited Investor for its own account or for the account of an Accredited Investor, and in the case of subclauses (i) and (iii), to a transferee that is either (a) a Qualified Purchaser or (b) a Knowledgeable Employee and (B) in accordance with all applicable securities laws of the states of the United States. The Issuer and the Collateral have not been registered under the Investment Company Act and, therefore, no transfer having the effect of causing the Issuer or the Collateral to be required to be registered as an investment company under the Investment Company Act will be recognized. The Subordinated Securities and the Combination Securities are subject to the restrictions on transfer set forth herein and in the Indenture, the Subordinated Securities and the Combination Securities. Before any interest in a U.S. Subordinated Security or U.S. Combination Security may be offered, sold, pledged or otherwise transferred, the transferee will be required to provide the Issuer and the Trustee with a written certificate as to compliance with the transfer restrictions described herein. The purchaser understands and agrees that any purported transfer of the Subordinated Securities or the Combination Securities to a purchaser that does not comply with the requirements of this paragraph (v) shall be null and void *ab initio*.

(vi) The purchaser is not purchasing the Subordinated Securities or the Combination Securities with a view toward the resale, distribution or other disposition thereof in violation of the Securities Act. The purchaser understands and agrees that an investment in the Subordinated Securities and the Combination Securities, as applicable, involves certain risks, including the risk of loss of its entire investment in the Subordinated Securities or the Combination Securities under certain circumstances. The purchaser has had access to such financial and other information concerning the Issuer, the Subordinated Securities and the Combination Securities, as applicable, as it deemed necessary or appropriate in order to make an informed investment decision with respect to its purchase of the Subordinated Securities or the Combination Securities, including an opportunity to ask questions of, and request information from, the Issuer.

(vii) In connection with the purchase of the Subordinated Securities or the Combination Securities: (A) none of the Issuers, the Initial Purchaser, the Trustee, the Collateral Administrator, the Collateral Manager (except such representation is not made by Affiliates of the Collateral Manager that purchase any Subordinated Securities, with respect to the Collateral Manager), the Administrator, or the Share Trustee (or any of their respective Affiliates) is acting as a fiduciary or financial or investment adviser for the purchaser; (B) the purchaser is not relying (for purposes of making any investment decision or otherwise) upon any advice, counsel or representations (whether written or oral) of the Issuers, the Initial Purchaser, the Trustee, the Collateral Administrator, the Collateral Manager, the Administrator or the Share Trustee (or any of their respective Affiliates) other than (with respect to the Issuers and, with respect to the information set forth under the headings "Risk Factors—Dependence on Key Personnel; Prior Investment Results," "Risk Factors—Certain Conflicts of Interest—The Collateral Manager," "Risk Factors—Certain Litigation and Regulatory Risks," and "The Collateral Manager", the Collateral Manager) in the Offering Circular and any representations expressly set forth in a written agreement with such party; (C) none of the Issuers, the Initial Purchaser, the Trustee, the Collateral Administrator, the Collateral Manager, the Administrator or the Share Trustee (or any of their respective Affiliates) has given to the purchaser (directly or indirectly through any other person) any assurance, guarantee, or representation whatsoever as to the expected or projected success, profitability, return, performance, result, effect, consequence or benefit (including legal, regulatory, tax, financial, accounting or otherwise) as to an investment in the Subordinated Securities or the Combination Securities; (D) the purchaser has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisers to the extent it has deemed necessary, and it has made its own investment decisions (including decisions regarding the suitability of any transaction pursuant to the Indenture) based upon its own judgment and upon any advice from such advisers as it has deemed necessary and not upon any view expressed by the Issuers, the Initial Purchaser, the Collateral Manager, the Trustee, the Collateral Administrator, the Administrator or the Share Trustee (or any of their respective Affiliates); (E) the purchaser has evaluated the terms and conditions of the purchase and sale of the Subordinated Securities or the Combination Securities, as applicable, with a full understanding of all of the risks thereof (economic and otherwise), and it is capable of assuming and is willing to assume (financially and otherwise) those risks; (F) the purchaser is a sophisticated investor; and (G) if acquiring the Subordinated Securities or the Combination Securities for any account, the purchaser has not made any disclosure, assurance, guarantee or representation not consistent with the provisions and the requirements contained herein.

(viii) (a) It is (or is not, as applicable) a Benefit Plan Investor or a Controlling Person. No Benefit Plan Investor or Controlling Person will be permitted to purchase Subordinated Securities, unless its purchase, holding and disposition of such Subordinated Securities, (i) will not cause participation by Benefit Plan Investors to be "significant" within the meaning of the Plan Asset Regulations and (ii) if the purchaser is a Benefit Plan Investor, the acquisition, holding and disposition of such Subordinated Securities, or any interest therein will not constitute or result in a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code. If the purchaser is a governmental, church or other plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Title I of ERISA or Section 4975 of the Code, such purchaser shall represent and warrant that its purchase, holding and disposition of a U.S. Subordinated Security will not constitute or result in a non-exempt violation under any such substantially similar law.

In determining whether participation by Benefit Plan Investors is "significant", Subordinated Securities beneficially held by (i) the Collateral Manager, the Initial Purchaser, the Trustee, the Collateral Administrator, any of their respective Affiliates, employees of the Collateral Manager, the Initial Purchaser or any of their respective Affiliates and any charitable foundation of any such employees or (ii) persons that have represented that they are Controlling Persons, will be disregarded and will not be treated as Outstanding for purposes of whether participation by Benefit Plan Investors is "significant" to the extent that persons listed in (i) or (ii) are not Benefit Plan Investors.

The purchaser acknowledges that a transfer of the Subordinated Securities, or an exchange of Combination Securities for their underlying Components, will not be permitted, and no such transfer or exchange will be registered under the Indenture, to the extent that the transfer or exchange would result in Benefit Plan Investors owning 25% or more of the value of the Outstanding Subordinated Securities (including the Subordinated Securities Component of the Combination Securities) immediately after such transfer or exchange (determined in accordance with the Plan Asset Regulations and the Indenture).

(b) Either (A) the purchaser is not a Plan or an entity whose underlying assets include "plan assets" (within the meaning of 29 C.F.R. § 2510.3-101) by reason of such Plan's investment in the entity, or a governmental, church, non-U.S. or other plan which is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (B) if the purchaser is an entity described in (A), the purchase, holding and disposition of a Subordinated Security, as the case may be, will not constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or, in the case of a governmental or other plan, any substantially similar federal, state, local or foreign law) for which an exemption is not available. Any purported transfer of a Subordinated Security to a purchaser that does not comply with the requirements of this paragraph (viii)(b) shall be null and void *ab initio*.

A transfer of the Combination Securities or an exchange of such Combination Securities for their underlying Components, in each case, to Benefit Plan Investors (other than an insurance company general account, less than 25% of the assets of which constitute "plan assets" (as defined in the Plan Asset Regulations) for purposes of ERISA and/or Section 4975 of the Code) will not be permitted. By its purchase or holding of a Combination Security, or any interest therein, the purchaser and/or holder thereof and each transferee will be deemed to have represented and warranted at the time of its purchase and throughout the period that it holds such note or interest therein, that (1) either (A) it is not a benefit plan investor (as defined in the Plan Asset Regulations) or (B) it is an insurance company acting on behalf of its general account and, (i) as of the date it acquires a Combination Security, or any interest therein, less than 25% of the assets of such general account constitutes "plan assets" (as defined in the Plan Asset Regulations), (ii) it is not a person who has discretionary authority or control with respect to the assets of the Issuer or a person who provides investment advice for a fee (directly or indirectly) with respect to such assets or an affiliate of such a person, (iii) it agrees that if, after its initial acquisition of a Combination Security, or any interest therein, at any time during any month 25% or more of the assets of such general account constitutes "plan assets" then such insurance company shall, in a manner consistent with the restrictions on transfer set forth in the Indenture, dispose of all of the Combination Securities or any other class of equity interest in the Issuer, and any interest therein, held in its general account by the end of the next following month and (iv) the acquisition or holding of any such

Combination Securities, or any interest therein, will be covered by PTCE 95-60 or some other applicable exemption and (2) it will not sell or otherwise transfer any such Combination Security or interest to any person without first obtaining these same foregoing representations, warranties and covenants from such person.

(ix) The purchaser understands and agrees that, in order for the Issuer to satisfy its obligations to provide certain United States federal income tax information to beneficial owners of the Subordinated Securities or the Combination Securities that are United States persons within the meaning of Section 7701(a)(30) of the Code, the Initial Purchaser or any respective Affiliates thereof, the Issuer or the Trustee may provide to the Issuer's accountants information concerning the purchaser's name and address, the notional amount of Subordinated Securities or Combination Securities owned by the purchaser and the date of such purchaser's purchase, and the information related to the tax status of the purchaser as provided by the purchaser to the Issuer pursuant to the certifications required in the Indenture.

(x) The purchaser understands and agrees that the Issuer will treat the Subordinated Securities (including the Subordinated Security Components of the Combination Securities) as equity in the Issuer for United States federal, state and local income tax purposes, and the purchaser and the registered holder of the Subordinated Securities (including the Subordinated Security Components of the Combination Securities) (if different from the purchaser), by acceptance of its Subordinated Securities (including the Subordinated Security Components of the Combination Securities) or its interests in the Subordinated Securities (including the Subordinated Security Components of the Combination Securities), agrees to treat the Subordinated Securities (including the Subordinated Security Components of the Combination Securities) as equity in the Issuer for United States federal, state and local income tax purposes.

Each purchaser from the Initial Purchaser or subsequent transferee (other than a subsequent transferee of Regulation S Global Subordinated Securities (including the Subordinated Security Components of Regulation S Global Combination Securities)) of Subordinated Securities (including the Subordinated Security Components of the Combination Securities) will be required to provide to the Issuer and the Trustee written certification in a form acceptable to the Issuer and the Trustee as to whether it is an Affected Bank and each subsequent transferee of Regulation S Global Subordinated Securities (including the Subordinated Security Components of Regulation S Global Combination Securities) will be deemed to represent to the Issuer and to the Trustee that it is not an Affected Bank. No transfer of any Subordinated Security (including the Subordinated Security Component of a Combination Security) to an Affected Bank will be effective, and the Trustee and the Issuer will not recognize any such transfer, unless such transfer is specifically authorized by the Issuer in writing; *provided*, *however*, that the Issuer shall authorize any such transfer if (x) such transfer would not cause more than 33⅓% of the Aggregate Outstanding Amount of such Class of Securities to be owned by Affected Banks or (y) the transferor is an Affected Bank previously approved by the Issuer.

(xi) To the extent required by the Issuer, as determined by the Issuer or the Collateral Manager on behalf of the Issuer, the Issuer may, upon written notice to the Trustee, impose additional transfer restrictions on the Subordinated Securities or Combination Securities to comply with the USA PATRIOT Act and other similar laws or regulations, including, without limitation, requiring each transferee of a beneficial interest in a Subordinated Security to make representations to the Issuer in connection with such compliance.

(xii) Each U.S. Subordinated Security and each U.S. Combination Security will bear a legend substantially to the following effect:

THE SUBORDINATED SECURITIES AND THE COMBINATION SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THE ISSUER HAS NOT BEEN REGISTERED UNDER THE UNITED STATES INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "INVESTMENT COMPANY ACT"). THE HOLDER HEREOF, BY PURCHASING THE SUBORDINATED SECURITIES

OR THE COMBINATION SECURITIES REPRESENTED HEREBY, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SUBORDINATED SECURITIES AND COMBINATION SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (A)(1) TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT, PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (2) TO AN ACCREDITED INVESTOR (AS DEFINED IN REGULATION D UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF AN ACCREDITED INVESTOR, IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT, OR (3) TO A PERSON THAT IS NOT A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND, IN EACH CASE, IN A PRINCIPAL AMOUNT OF NOT LESS THAN $100,000 FOR THE PURCHASER AND FOR EACH ACCOUNT FOR WHICH IT IS ACTING (EXCEPT AS OTHERWISE SET FORTH IN THE INDENTURE) AND, IN THE CASE OF SUBCLAUSES (1) AND (2), TO A PURCHASER THAT (X) IS A QUALIFIED PURCHASER WITHIN THE MEANING OF SECTION 3(c)(7) OF THE INVESTMENT COMPANY ACT OR A KNOWLEDGEABLE EMPLOYEE WITHIN THE MEANING OF RULE 3c-5 OF THE INVESTMENT COMPANY ACT, (Y) WAS NOT FORMED FOR THE PURPOSE OF INVESTING IN THE ISSUER (EXCEPT WHEN EACH BENEFICIAL OWNER OF THE PURCHASER IS A QUALIFIED PURCHASER WITHIN THE MEANING OF SECTION 3(c)(7) OF THE INVESTMENT COMPANY ACT OR A KNOWLEDGEABLE EMPLOYEE WITHIN THE MEANING OF RULE 3c-5 OF THE INVESTMENT COMPANY ACT) AND (Z) HAS RECEIVED THE NECESSARY CONSENT FROM ITS BENEFICIAL OWNERS WHEN THE PURCHASER IS A PRIVATE INVESTMENT COMPANY FORMED ON OR BEFORE APRIL 30, 1996, AND IN A TRANSACTION THAT MAY BE EFFECTED WITHOUT LOSS OF ANY APPLICABLE INVESTMENT COMPANY ACT EXEMPTION OR EXCLUSION, AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES OR OTHER APPLICABLE JURISDICTION. ANY TRANSFER IN VIOLATION OF THE FOREGOING WILL BE OF NO FORCE AND EFFECT, WILL BE VOID *AB INITIO* AND WILL NOT OPERATE TO TRANSFER ANY RIGHTS TO THE TRANSFEREE, NOTWITHSTANDING ANY INSTRUCTIONS TO THE CONTRARY TO THE ISSUER, THE TRUSTEE OR ANY INTERMEDIARY. EACH TRANSFEROR OF THE SUBORDINATED SECURITIES OR THE COMBINATION SECURITIES REPRESENTED HEREBY WILL PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS SET FORTH HEREIN AND IN THE INDENTURE TO ITS TRANSFEREE. IN ADDITION TO THE FOREGOING, THE ISSUER MAINTAINS THE RIGHT TO RESELL ANY SUBORDINATED SECURITIES OR COMBINATION SECURITIES PREVIOUSLY TRANSFERRED TO NON-PERMITTED HOLDERS (AS DEFINED IN THE INDENTURE) IN ACCORDANCE WITH AND SUBJECT TO THE TERMS OF THE INDENTURE.

[ANY PURCHASE OF SUBORDINATED SECURITIES BY (I) AN EMPLOYEE BENEFIT PLAN AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), THAT IS SUBJECT TO TITLE I OF ERISA, (II) A PLAN AS DEFINED IN SECTION 4975(e)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") THAT IS SUBJECT TO SECTION 4975 OF THE CODE, (III) AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" WITHIN THE MEANING OF THE U.S. DEPARTMENT OF LABOR'S "PLAN ASSET REGULATIONS" SET FORTH AT 29 C.F.R. SECTION 2501.3-101 ("PLAN ASSET REGULATIONS") BY REASON OF SUCH EMPLOYEE BENEFIT PLAN'S OR PLAN'S INVESTMENT IN THE ENTITY (AN ENTITY OR PERSON DESCRIBED IN (I), (II) OR (III) ABOVE, A "BENEFIT PLAN INVESTOR") OR (IV) A PERSON WHO HAS DISCRETIONARY AUTHORITY OR CONTROL WITH RESPECT TO THE ASSETS OF THE ISSUER OR ANY PERSON WHO PROVIDES INVESTMENT ADVICE FOR A FEE (DIRECT OR INDIRECT) WITH RESPECT TO SUCH ASSETS, OR ANY AFFILIATE OF SUCH PERSON (EACH, A "CONTROLLING PERSON") WILL BE PERMITTED ONLY IF (1) THE ACQUISITION, HOLDING AND DISPOSITION OF THE SUBORDINATED SECURITIES WILL NOT CAUSE PARTICIPATION BY BENEFIT PLAN INVESTORS IN THE ISSUER TO BE "SIGNIFICANT" WITHIN THE MEANING OF THE PLAN ASSET REGULATIONS AND (2) WITH RESPECT TO BENEFIT PLAN INVESTORS, THE ACQUISITION, HOLDING AND DISPOSITION OF THE SUBORDINATED SECURITIES OR ANY INTEREST THEREIN WILL NOT CONSTITUTE OR

RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER TITLE I OF ERISA OR SECTION 4975 OF THE CODE. EACH TRANSFEREE OF AN INTEREST IN THIS SUBORDINATED SECURITY WILL REPRESENT AND WARRANT THAT IT (A) IS NOT A GOVERNMENTAL, CHURCH OR OTHER PLAN THAT IS SUBJECT TO ANY FEDERAL, STATE, LOCAL OR NON-U.S. LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF TITLE I OF ERISA OR SECTION 4975 OF THE CODE OR (B) ITS PURCHASE, HOLDING AND DISPOSITION OF THIS SUBORDINATED SECURITY WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT VIOLATION UNDER ANY SUCH SUBSTANTIALLY SIMILAR LAW. EACH PURCHASER OF SUBORDINATED SECURITIES (OTHER THAN THE INITIAL PURCHASER) AND EACH SUBSEQUENT TRANSFEREE WILL BE REQUIRED TO COMPLETE A BENEFIT PLAN INVESTOR CERTIFICATE. ANY PURPORTED TRANSFER OF THE SUBORDINATED SECURITIES IN VIOLATION OF THE REQUIREMENTS SET FORTH IN THIS PARAGRAPH SHALL BE NULL AND VOID *AB INITIO*.][1]

[BY ITS PURCHASE OR HOLDING OF A COMBINATION SECURITY, OR ANY INTEREST THEREIN, THE PURCHASER AND/OR HOLDER THEREOF AND EACH TRANSFEREE WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED AT THE TIME OF ITS PURCHASE AND THROUGHOUT THE PERIOD THAT IT HOLDS SUCH NOTE OR INTEREST THEREIN, THAT (1) EITHER (A) IT IS NOT A BENEFIT PLAN INVESTOR (AS DEFINED IN THE "PLAN ASSET REGULATIONS" SET FORTH AT 29 C.F.R. SECTION 2501.3-101 ("PLAN ASSET REGULATIONS") OR (B) IT IS AN INSURANCE COMPANY ACTING ON BEHALF OF ITS GENERAL ACCOUNT AND, (I) AS OF THE DATE IT ACQUIRES A COMBINATION SECURITY, OR ANY INTEREST THEREIN, LESS THAN 25% OF THE ASSETS OF SUCH GENERAL ACCOUNT CONSTITUTES "PLAN ASSETS" (AS DEFINED IN THE PLAN ASSET REGULATIONS), (II) IT IS NOT A PERSON WHO HAS DISCRETIONARY AUTHORITY OR CONTROL WITH RESPECT TO THE ASSETS OF THE ISSUER OR A PERSON WHO PROVIDES INVESTMENT ADVICE FOR A FEE (DIRECT OR INDIRECT) WITH RESPECT TO SUCH ASSETS OR AN AFFILIATE OF SUCH A PERSON (EACH, A "CONTROLLING PERSON"), (III) IT AGREES THAT IF, AFTER ITS INITIAL ACQUISITION OF A COMBINATION SECURITY, OR ANY INTEREST THEREIN, AT ANY TIME DURING ANY MONTH 25% OR MORE OF THE ASSETS OF SUCH GENERAL ACCOUNT CONSTITUTES "PLAN ASSETS" THEN SUCH INSURANCE COMPANY SHALL, IN A MANNER CONSISTENT WITH THE RESTRICTIONS ON TRANSFER SET FORTH IN THE INDENTURE, DISPOSE OF ALL OF THE COMBINATION SECURITIES, OR ANY OTHER CLASS OF EQUITY INTEREST IN THE ISSUER, AND ANY INTEREST THEREIN, HELD IN ITS GENERAL ACCOUNT BY THE END OF THE NEXT FOLLOWING MONTH AND (IV) THE ACQUISITION OR HOLDING OF ANY SUCH COMBINATION SECURITIES, OR ANY INTEREST THEREIN, WILL BE COVERED BY PROHIBITED TRANSACTION CLASS EXEMPTION ("PTCE") 95-60 OR SOME OTHER APPLICABLE EXEMPTION AND (2) IT WILL NOT SELL OR OTHERWISE TRANSFER ANY SUCH COMBINATION SECURITY OR INTEREST TO ANY PERSON WITHOUT FIRST OBTAINING THESE SAME FOREGOING REPRESENTATIONS, WARRANTIES AND COVENANTS FROM SUCH PERSON. ANY PURPORTED TRANSFER OF THE COMBINATION SECURITIES IN VIOLATION OF THE REQUIREMENTS SET FORTH IN THIS PARAGRAPH SHALL BE NULL AND VOID *AB INITIO*.][2]

DISTRIBUTIONS OF PRINCIPAL PROCEEDS AND INTEREST PROCEEDS TO THE HOLDER OF THE SUBORDINATED SECURITIES OR THE COMBINATION SECURITIES REPRESENTED HEREBY ARE SUBORDINATE TO THE PAYMENT ON EACH PAYMENT DATE OF PRINCIPAL OF AND INTEREST ON THE SECURED NOTES AND THE PAYMENT OF CERTAIN OTHER AMOUNTS, TO THE EXTENT AND AS DESCRIBED IN THE INDENTURE REFERRED TO HEREIN.

THE FAILURE TO PROVIDE THE ISSUER, THE TRUSTEE AND ANY PAYING AGENT WITH THE APPLICABLE U.S. FEDERAL INCOME TAX CERTIFICATIONS (GENERALLY, AN INTERNAL REVENUE SERVICE FORM W-9 (OR APPLICABLE SUCCESSOR FORM) IN THE CASE OF A PERSON THAT IS A "UNITED STATES PERSON" WITHIN THE MEANING OF SECTION 7701(A)(30) OF THE CODE OR AN APPROPRIATE INTERNAL REVENUE SERVICE FORM W-8 (OR APPLICABLE

[1] Applicable to the U.S. Subordinated Securities.
[2] Applicable to the U.S. Combination Securities.

SUCCESSOR FORM) IN THE CASE OF A PERSON THAT IS NOT A "UNITED STATES PERSON" WITHIN THE MEANING OF SECTION 7701(A)(30) OF THE CODE) MAY RESULT IN U.S. FEDERAL BACK-UP WITHHOLDING FROM PAYMENTS TO THE HOLDER IN RESPECT OF THE SUBORDINATED SECURITIES REPRESENTED HEREBY.

Regulation S Global Subordinated Securities and Regulation S Combination Securities

(i) Each purchaser of a beneficial interest in a Regulation S Global Subordinated Security will be deemed to have represented and agreed with the Issuer (A) as set forth in paragraphs (iii), (iv), (v), (vi), (vii), (viii)(b), (ix), (x) and (xi) under "—U.S. Subordinated Securities and U.S. Combination Securities", *mutatis mutandis*, and (B) that the purchaser is not a U.S. Person and is acquiring the Subordinated Securities in an offshore transaction meeting the requirements of Rule 903 or Rule 904 of Regulation S.

(ii) With respect to the purchase of Regulation S Global Subordinated Securities from the Initial Purchaser, the purchaser will be required to represent that (a) it is (or is not, as applicable) a Benefit Plan Investor or a Controlling Person and (b) either that (i) it is not a governmental, church or other plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Title I of ERISA or Section 4975 of the Code or (ii) its purchase, holding and disposition of such Regulation S Global Subordinated Securities will not constitute or result in a non-exempt violation under any such substantially similar law.

No Benefit Plan Investor or Controlling Person will be permitted to purchase Regulation S Global Subordinated Securities from the Initial Purchaser unless its purchase, holding and disposition of such Subordinated Securities (i) will not cause participation by Benefit Plan Investors to be "significant" within the meaning of the Plan Asset Regulations and (ii) if the purchaser is a Benefit Plan Investor, the acquisition, holding and disposition of such Subordinated Securities or any interest therein will not constitute or result in a non-exempt, prohibited transaction under Title I of ERISA or Section 4975 of the Code. If a purchaser is a governmental, church or other plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Title I of ERISA or Section 4975 of the Code, such purchaser shall represent and warrant or be deemed to have represented and warranted that its purchase, holding and disposition of a Regulation S Global Subordinated Security will not constitute or result in a non-exempt violation under any such substantially similar law.

In determining whether participation by Benefit Plan Investors is "significant", Subordinated Securities beneficially held by (i) the Collateral Manager, the Initial Purchaser, the Trustee, any of their respective Affiliates, employees of the Collateral Manager, the Initial Purchaser, or any of their respective Affiliates and any charitable foundation of any such employees or (ii) persons that have represented that they are Controlling Persons will be disregarded and will not be treated as Outstanding for purposes of whether participation by Benefit Plan Investors is "significant" to the extent that persons listed in (i) or (ii) are not Benefit Plan Investors.

EACH SUBSEQUENT TRANSFEREE OF A BENEFICIAL INTEREST IN A REGULATION S GLOBAL SUBORDINATED SECURITY PURCHASED FROM PERSONS OTHER THAN THE INITIAL PURCHASER WILL BE DEEMED TO REPRESENT THAT THE TRANSFEREE FROM THE DATE ON WHICH IT ACQUIRES ITS INTEREST IN SUCH SUBORDINATED SECURITIES THROUGH AND INCLUDING THE DATE ON WHICH SUCH TRANSFEREE, AS THE CASE MAY BE, DISPOSES OF ITS INTEREST IN SUCH SUBORDINATED SECURITIES, (A) IS NOT A BENEFIT PLAN INVESTOR OR A CONTROLLING PERSON AND (B) EITHER (I) IS NOT A GOVERNMENTAL, CHURCH OR OTHER PLAN THAT IS SUBJECT TO ANY FEDERAL, STATE, LOCAL OR NON-U.S. LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF TITLE I OF ERISA OR SECTION 4975 OF THE CODE OR (II) ITS PURCHASE, HOLDING AND DISPOSITION OF SUCH REGULATION S GLOBAL SUBORDINATED SECURITIES WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT VIOLATION UNDER ANY SUCH SUBSTANTIALLY SIMILAR LAW. The transferee acknowledges that a transfer of the Subordinated Securities will not be permitted, and the Trustee will not register any such transfer, to the extent that the transfer would result in Benefit Plan Investors owning 25% or more of the

Aggregate Outstanding Amount of the Subordinated Securities (including the Subordinated Securities Component of the Combination Securities) immediately after such transfer (determined in accordance with the Plan Asset Regulations and the Indenture). Any purported transfer of a beneficial interest in a Regulation S Global Subordinated Security in violation of the requirements set forth in this paragraph shall be null and void *ab initio*.

EACH PURCHASER AND SUBSEQUENT TRANSFEREE OF A BENEFICIAL INTEREST IN A REGULATION S GLOBAL COMBINATION SECURITY PURCHASED FROM PERSONS OTHER THAN THE INITIAL PURCHASER WILL BE DEEMED TO REPRESENT THAT THE PURCHASER OR TRANSFEREE, AS THE CASE MAY BE, FROM THE DATE ON WHICH IT ACQUIRES ITS INTEREST IN SUCH SECURITIES THROUGH AND INCLUDING THE DATE ON WHICH SUCH PURCHASER OR TRANSFEREE DISPOSES OF ITS INTEREST IN SUCH SECURITIES, (1) EITHER (A) IS NOT A BENEFIT PLAN INVESTOR (AS DEFINED IN THE "PLAN ASSET REGULATIONS" SET FORTH AT 29 C.F.R. SECTION 2501.3-101 ("PLAN ASSET REGULATIONS") OR (B) IS AN INSURANCE COMPANY ACTING ON BEHALF OF ITS GENERAL ACCOUNT AND, (I) AS OF THE DATE IT ACQUIRES A COMBINATION SECURITY, OR ANY INTEREST THEREIN, LESS THAN 25% OF THE ASSETS OF SUCH GENERAL ACCOUNT CONSTITUTES "PLAN ASSETS" (AS DEFINED IN THE PLAN ASSET REGULATIONS), (II) IS NOT A PERSON WHO HAS DISCRETIONARY AUTHORITY OR CONTROL WITH RESPECT TO THE ASSETS OF THE ISSUER OR A PERSON WHO PROVIDES INVESTMENT ADVICE FOR A FEE (DIRECTLY OR INDIRECTLY) WITH RESPECT TO SUCH ASSETS OR AN AFFILIATE OF SUCH A PERSON, (III) AGREES THAT IF, AFTER ITS INITIAL ACQUISITION OF A COMBINATION SECURITY, OR ANY INTEREST THEREIN, AT ANY TIME DURING ANY MONTH 25% OR MORE OF THE ASSETS OF SUCH GENERAL ACCOUNT CONSTITUTES "PLAN ASSETS" THEN SUCH INSURANCE COMPANY SHALL, IN A MANNER CONSISTENT WITH THE RESTRICTIONS ON TRANSFER SET FORTH IN THE INDENTURE, DISPOSE OF ALL OF THE COMBINATION SECURITIES, OR ANY OTHER CLASS OF EQUITY INTEREST IN THE ISSUER, AND ANY INTEREST THEREIN, HELD IN ITS GENERAL ACCOUNT BY THE END OF THE NEXT FOLLOWING MONTH AND (IV) THE ACQUISITION OR HOLDING OF ANY SUCH COMBINATION SECURITIES, OR ANY INTEREST THEREIN, WILL BE COVERED BY PROHIBITED TRANSACTION CLASS EXEMPTION ("PTCE") 95-60 OR SOME OTHER APPLICABLE EXEMPTION AND (2) WILL NOT SELL OR OTHERWISE TRANSFER ANY SUCH COMBINATION SECURITY OR INTEREST TO ANY PERSON WITHOUT FIRST OBTAINING THESE SAME FOREGOING REPRESENTATIONS, WARRANTIES AND COVENANTS FROM SUCH PERSON. The purchaser acknowledges that a transfer of the Combination Securities will not be permitted, and no such transfer will be registered under the Indenture, to the extent that the transfer would result in Benefit Plan Investors owning 25% or more of the value of the outstanding Subordinated Securities (including the Subordinated Securities Components of the Combination Securities) or the outstanding Combination Securities immediately after such transfer (determined in accordance with the Plan Asset Regulations and the Indenture).

(iii) Each Regulation S Global Subordinated Security and Regulation S Global Combination Security will bear a legend substantially to the following effect:

THE SUBORDINATED SECURITIES AND THE COMBINATION SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THE ISSUER HAS NOT BEEN REGISTERED UNDER THE UNITED STATES INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "INVESTMENT COMPANY ACT"). THE HOLDER HEREOF, BY PURCHASING THE SUBORDINATED SECURITIES AND THE COMBINATION SECURITIES IN RESPECT OF WHICH THIS SECURITY HAS BEEN ISSUED, AGREES FOR THE BENEFIT OF THE ISSUER THAT THE SUBORDINATED SECURITIES OR THE COMBINATION SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (A)(1) TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT, PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A UNDER THE SECURITIES ACT, (2) TO AN ACCREDITED INVESTOR (AS DEFINED IN

REGULATION D UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF AN ACCREDITED INVESTOR, IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT, OR (3) TO A PERSON THAT IS NOT A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, AND, IN EACH CASE, IN A NOTIONAL AMOUNT OF NOT LESS THAN $100,000 FOR THE PURCHASER AND FOR EACH ACCOUNT FOR WHICH IT IS ACTING (EXCEPT AS OTHERWISE SET FORTH IN THE INDENTURE) AND, IN THE CASE OF SUBCLAUSES (1) AND (2), TO A PURCHASER THAT (W) IS A QUALIFIED PURCHASER WITHIN THE MEANING OF SECTION 3(c)(7) OF THE INVESTMENT COMPANY ACT OR A KNOWLEDGEABLE EMPLOYEE WITHIN THE MEANING OF RULE 3c-5 OF THE INVESTMENT COMPANY ACT, (X) WAS NOT FORMED FOR THE PURPOSE OF INVESTING IN THE ISSUER (EXCEPT WHEN EACH BENEFICIAL OWNER OF THE PURCHASER IS A QUALIFIED PURCHASER WITHIN THE MEANING OF SECTION 3(c)(7) OF THE INVESTMENT COMPANY ACT OR A KNOWLEDGEABLE EMPLOYEE WITHIN THE MEANING OF RULE 3c-5 OF THE INVESTMENT COMPANY ACT), (Y) UNDERSTANDS AND AGREES THAT THE ISSUER MAY RECEIVE A LIST OF PARTICIPANTS IN THE SUBORDINATED SECURITIES OR THE COMBINATION SECURITIES FROM ONE OR MORE BOOK-ENTRY DEPOSITORIES AND (Z) HAS RECEIVED THE NECESSARY CONSENT FROM ITS BENEFICIAL OWNERS WHEN THE PURCHASER IS A PRIVATE INVESTMENT COMPANY FORMED ON OR BEFORE APRIL 30, 1996, AND IN A TRANSACTION THAT MAY BE EFFECTED WITHOUT LOSS OF ANY APPLICABLE INVESTMENT COMPANY ACT EXEMPTION OR EXCLUSION AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES OR OTHER APPLICABLE JURISDICTION. ANY TRANSFER IN VIOLATION OF THE FOREGOING WILL BE OF NO FORCE AND EFFECT, WILL BE VOID *AB INITIO* AND WILL NOT OPERATE TO TRANSFER ANY RIGHTS TO THE TRANSFEREE, NOTWITHSTANDING ANY INSTRUCTIONS TO THE CONTRARY TO THE ISSUER, THE TRUSTEE OR ANY INTERMEDIARY. EACH TRANSFEROR OF THE SUBORDINATED SECURITIES OR THE COMBINATION SECURITIES REPRESENTED HEREBY WILL PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS SET FORTH HEREIN AND IN THE INDENTURE TO ITS TRANSFEREE. IN ADDITION TO THE FOREGOING, THE ISSUER MAINTAINS THE RIGHT TO RESELL SUBORDINATED SECURITIES OR COMBINATION SECURITIES PREVIOUSLY TRANSFERRED TO NON-PERMITTED HOLDERS (AS DEFINED IN THE INDENTURE) IN ACCORDANCE WITH AND SUBJECT TO THE TERMS OF THE INDENTURE.

ANY PURCHASE OF SUBORDINATED SECURITIES FROM THE INITIAL PURCHASER BY (I) AN EMPLOYEE BENEFIT PLAN AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 ("ERISA"), THAT IS SUBJECT TO TITLE I OF ERISA, (II) A PLAN AS DEFINED IN SECTION 4975(e)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), THAT IS SUBJECT TO SECTION 4975 OF THE CODE, (III) AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF SUCH AN EMPLOYEE BENEFIT PLAN'S OR SUCH A PLAN'S INVESTMENT IN THE ENTITY (AN ENTITY OR PERSON DESCRIBED IN (I), (II) OR (III) ABOVE, A "BENEFIT PLAN INVESTOR") OR (IV) A PERSON WHO HAS DISCRETIONARY AUTHORITY OR CONTROL WITH RESPECT TO THE ASSETS OF THE ISSUER OR ANY PERSON WHO PROVIDES INVESTMENT ADVICE FOR A FEE (DIRECT OR INDIRECT) WITH RESPECT TO SUCH ASSETS, OR ANY AFFILIATE OF SUCH PERSON (EACH A "CONTROLLING PERSON") WILL BE PERMITTED ONLY IF (1) THE ACQUISITION, HOLDING AND DISPOSITION OF THE SUBORDINATED SECURITIES WILL NOT CAUSE PARTICIPATION BY BENEFIT PLAN INVESTORS IN THE ISSUER TO BE "SIGNIFICANT" WITHIN THE MEANING OF THE U.S. DEPARTMENT OF LABOR'S "PLAN ASSET REGULATIONS" SET FORTH AT 29 C.F.R. SECTION 2501.3-101 AND (2) WITH RESPECT TO BENEFIT PLAN INVESTORS, THE ACQUISITION, HOLDING AND DISPOSITION OF THE SUBORDINATED SECURITIES OR ANY INTEREST THEREIN WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER TITLE I OF ERISA OR SECTION 4975 OF THE CODE. EACH PURCHASER FROM THE INITIAL PURCHASER OF AN INTEREST IN THIS SUBORDINATED SECURITY WILL REPRESENT AND WARRANT THAT IT (A) IS NOT A GOVERNMENTAL, CHURCH OR OTHER PLAN THAT IS SUBJECT TO ANY FEDERAL, STATE, LOCAL OR NON-U.S. LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF TITLE I OF ERISA OR SECTION 4975 OF THE CODE OR (B) ITS PURCHASE, HOLDING AND

DISPOSITION OF THIS SUBORDINATED SECURITY WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT VIOLATION UNDER ANY SUCH SUBSTANTIALLY SIMILAR LAW. EACH PURCHASER OF SUBORDINATED SECURITIES FROM THE INITIAL PURCHASER WILL BE REQUIRED TO COMPLETE A BENEFIT PLAN INVESTOR CERTIFICATE. ANY PURPORTED TRANSFER OF THE SUBORDINATED SECURITIES IN VIOLATION OF THE REQUIREMENTS SET FORTH IN THIS PARAGRAPH SHALL BE NULL AND VOID *AB INITIO*.

IF A PURCHASER FROM A PERSON OTHER THAN THE INITIAL PURCHASER IS A GOVERNMENTAL, CHURCH OR OTHER PLAN THAT IS SUBJECT TO ANY FEDERAL, STATE, LOCAL OR NON-U.S. LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF TITLE I OF ERISA OR SECTION 4975 OF THE CODE, SUCH PURCHASER SHALL REPRESENT AND WARRANT OR BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT ITS PURCHASE, HOLDING AND DISPOSITION OF A REGULATION S GLOBAL SUBORDINATED SECURITY WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT VIOLATION UNDER ANY SUCH SUBSTANTIALLY SIMILAR LAW. ANY PURPORTED TRANSFER OF THE SUBORDINATED SECURITIES IN VIOLATION OF THE REQUIREMENTS SET FORTH IN THIS PARAGRAPH SHALL BE NULL AND VOID *AB INITIO*.

BY ITS PURCHASE OR HOLDING OF A COMBINATION SECURITY, OR ANY INTEREST THEREIN, THE PURCHASER AND/OR HOLDER THEREOF AND EACH TRANSFEREE WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED AT THE TIME OF ITS PURCHASE AND THROUGHOUT THE PERIOD THAT IT HOLDS SUCH NOTE OR INTEREST THEREIN, THAT (1) EITHER (A) IT IS NOT A BENEFIT PLAN INVESTOR (AS DEFINED IN THE "PLAN ASSET REGULATIONS" SET FORTH AT 29 C.F.R. SECTION 2501.3-101 ("PLAN ASSET REGULATIONS") OR (B) IT IS AN INSURANCE COMPANY ACTING ON BEHALF OF ITS GENERAL ACCOUNT AND, (I) AS OF THE DATE IT ACQUIRES A COMBINATION SECURITY, OR ANY INTEREST THEREIN, LESS THAN 25% OF THE ASSETS OF SUCH GENERAL ACCOUNT CONSTITUTES "PLAN ASSETS" (AS DEFINED IN THE PLAN ASSET REGULATIONS), (II) IT IS NOT A PERSON WHO HAS DISCRETIONARY AUTHORITY OR CONTROL WITH RESPECT TO THE ASSETS OF THE ISSUER OR A PERSON WHO PROVIDES INVESTMENT ADVICE FOR A FEE (DIRECTLY OR INDIRECTLY) WITH RESPECT TO SUCH ASSETS OR AN AFFILIATE OF SUCH A PERSON, (III) IT AGREES THAT IF, AFTER ITS INITIAL ACQUISITION OF A COMBINATION SECURITY, OR ANY INTEREST THEREIN, AT ANY TIME DURING ANY MONTH 25% OR MORE OF THE ASSETS OF SUCH GENERAL ACCOUNT CONSTITUTES "PLAN ASSETS" THEN SUCH INSURANCE COMPANY SHALL, IN A MANNER CONSISTENT WITH THE RESTRICTIONS ON TRANSFER SET FORTH IN THE INDENTURE, DISPOSE OF ALL OF THE COMBINATION SECURITIES, OR ANY OTHER CLASS OF EQUITY INTEREST IN THE ISSUER, AND ANY INTEREST THEREIN, HELD IN ITS GENERAL ACCOUNT BY THE END OF THE NEXT FOLLOWING MONTH AND (IV) THE ACQUISITION OR HOLDING OF ANY SUCH COMBINATION SECURITIES, OR ANY INTEREST THEREIN, WILL BE COVERED BY PROHIBITED TRANSACTION CLASS EXEMPTION ("PTCE") 95-60 OR SOME OTHER APPLICABLE EXEMPTION AND (2) IT WILL NOT SELL OR OTHERWISE TRANSFER ANY SUCH COMBINATION SECURITY OR INTEREST TO ANY PERSON WITHOUT FIRST OBTAINING THESE SAME FOREGOING REPRESENTATIONS, WARRANTIES AND COVENANTS FROM SUCH PERSON. ANY PURPORTED TRANSFER OF THE COMBINATION SECURITIES IN VIOLATION OF THE REQUIREMENTS SET FORTH IN THIS PARAGRAPH SHALL BE NULL AND VOID *AB INITIO*.

ANY TRANSFER, PLEDGE OR OTHER USE OF THE SUBORDINATED SECURITIES OR THE COMBINATION SECURITIES REPRESENTED HEREBY FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN, UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY ("DTC"), NEW YORK, NEW YORK, TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT AND ANY SUBORDINATED SECURITIES OR COMBINATION SECURITIES ISSUED ARE REGISTERED IN THE NAME OF CEDE & CO. OR OF SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO.).

TRANSFERS OF THE SUBORDINATED SECURITIES OR THE COMBINATION SECURITIES REPRESENTED HEREBY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE, AND TRANSFERS OF THE SUBORDINATED SECURITIES OR THE COMBINATION SECURITIES REPRESENTED HEREBY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE.

DISTRIBUTIONS OF PRINCIPAL PROCEEDS AND INTEREST PROCEEDS TO THE HOLDER OF THE SUBORDINATED SECURITIES OR THE COMBINATION SECURITIES REPRESENTED HEREBY ARE SUBORDINATE TO THE PAYMENT ON EACH PAYMENT DATE OF PRINCIPAL OF AND INTEREST ON THE SECURED NOTES OF THE ISSUER AND THE PAYMENT OF CERTAIN OTHER AMOUNTS, TO THE EXTENT AND AS DESCRIBED IN THE INDENTURE REFERRED TO HEREIN.

THE FAILURE TO PROVIDE THE ISSUER, THE TRUSTEE AND ANY PAYING AGENT WITH THE APPLICABLE U.S. FEDERAL INCOME TAX CERTIFICATIONS (GENERALLY, AN INTERNAL REVENUE SERVICE FORM W-9 (OR APPLICABLE SUCCESSOR FORM) IN THE CASE OF A PERSON THAT IS A "UNITED STATES PERSON" WITHIN THE MEANING OF SECTION 7701(A)(30) OF THE CODE OR AN APPROPRIATE INTERNAL REVENUE SERVICE FORM W-8 (OR APPLICABLE SUCCESSOR FORM) IN THE CASE OF A PERSON THAT IS NOT A "UNITED STATES PERSON" WITHIN THE MEANING OF SECTION 7701(A)(30) OF THE CODE) MAY RESULT IN U.S. FEDERAL BACK-UP WITHHOLDING FROM PAYMENTS TO THE HOLDER IN RESPECT OF THIS SECURITY.

LISTING AND GENERAL INFORMATION

1. Application will be made to the IFSRA, as competent authority under the Prospectus Directive, for the Offering Circular to be approved. Such approval relates only to the Offered Securities, which are to be admitted to trading on the regulated market of the ISE or other regulated markets for the purposes of Directive 93/22/EEC or which are to be offered to the public in any Member State of the European Economic Area. This Offering Circular constitutes the Prospectus for the purposes of the Prospectus Directive. Application will be made to the ISE for the Offered Securities to be admitted to the Official List and to trading on its regulated market. There can be no assurance that such admission to trading will be approved or maintained. See "Risk Factors—Irish Stock Exchange Admission to Trading". The Issuers have been advised by Arthur Cox Listing Services Limited (in such capacity, the "**Irish Listing Agent**") that the estimated upfront fees and expenses for obtaining such admission to trading will be approximately €14,690 and the estimated ongoing expenses for maintaining such admission to trading will be approximately €2,250 per annum.

2. For so long as the Offered Securities are Outstanding, physical copies of the Memorandum and Articles of Association of the Issuer, the By-Laws of the Co-Issuer, the Indenture, the Collateral Management Agreement, the Collateral Administration Agreement, the Administration Agreement and the Paying Agency Agreement for Ireland (such agreements collectively, the **"Material Contracts"**) will be available for inspection and will be obtainable at the registered office of the Issuer and the offices of Custom House Administration & Corporate Services Ltd. (in such capacity, the **"Irish Paying Agent"** in Ireland) in Dublin, Ireland, and copies thereof may be obtained upon request. In addition, copies of any reports (including, without limitation, monthly reports) prepared under the Indenture may be obtained upon request from the Irish Paying Agent.

3. Copies of the Certificate of Incorporation and Memorandum and Articles of Association of the Issuer, the Certificate of Incorporation and By-laws of the Co-Issuer, the Administration Agreement, the resolutions of the Board of Directors of the Issuer authorizing the issuance of the Securities, the resolutions of the Board of Directors of the Co-Issuer authorizing the issuance of the Co-Issued Notes, the Indenture, the Collateral Management Agreement and any Hedge Agreements will be available for inspection at the corporate trust office of the Trustee in Santa Ana, California and at the office of the Irish Paying Agent.

4. The Issuers have been formed as special purpose vehicles or entities for the purpose of issuing asset backed securities. Each of the Issuers represents as to itself that there has been no material adverse change in its financial position since its date of creation.

5. Each of the Issuers represents as to itself that it currently is not and, in any of the previous 12 months, it has not been involved in any litigation, arbitration or governmental proceedings relating to claims in amounts which may have or have had a significant effect on the Issuers, nor, so far as each of the Issuers is aware, is any such litigation, arbitration or governmental proceeding involving it pending or threatened.

6. Since their dates of incorporation, neither the Issuer nor the Co-Issuer has engaged in operations other than (i) with respect to the Issuer, operations relating to warehouse arrangements with respect to a portfolio of Collateral Obligations acquired during the Accumulation Period and (ii) those preparatory to the transactions contemplated herein. As of the date hereof, the Issuers have not produced financial statements.

7. The issuance of the Securities is expected to be authorized by the Board of Directors of the Issuer by resolution passed on or about the Closing Date. The issuance of the Co-Issued Notes is expected to be authorized by the sole Director of the Co-Issuer by resolution on or about the Closing Date.

8. The Securities sold to Persons that are not U.S. Persons in offshore transactions in reliance on Regulation S under the Securities Act represented by Regulation S Global Securities are

expected to be accepted for clearance through Clearstream and Euroclear. The Secured Notes sold to Persons that are Qualified Institutional Buyers/Qualified Purchasers under the Securities Act and represented by Rule 144A Global Secured Notes have been accepted for clearance through DTC. The CUSIP Numbers, Common Codes and International Securities Identification Numbers (ISIN) for the Securities represented by Rule 144A Global Secured Notes and Regulation S Global Securities are as indicated in the chart "Summary—The Offering—Securities Issued", as applicable.

9. For so long as any of the Offered Securities are listed on the ISE and the guidelines of such Exchange shall so require, the Issuer will inform the ISE and publish, by an announcement to the Companies Announcement Office of the ISE, if the ratings assigned to any of the Secured Notes are reduced or withdrawn.

10. The Offered Securities will bear the identification numbers as indicated in the chart "Summary—The Offering—Securities Issued", as applicable.

11. The Issuers do not intend to publish annual reports and accounts. The Indenture, however, requires the Issuers to provide written confirmation to the Trustee on an annual basis that no Event of Default or other matter which is required to be brought to the Trustee's attention has occurred. Upon receipt thereof by the Trustee, copies of such confirmation will be available for inspection at the offices of the Issuer and Co-Issuer and in Santa Ana, California, at the office of the Trustee, during normal business hours and upon reasonable prior notice to the Trustee and at the office of the paying agent for the Offered Securities in Ireland for so long as such Offered Securities are listed on the ISE.

12. ACLSL is acting solely in its capacity as listing agent for the Issuer in connection with the Offered Securities and is not itself seeking admission of such Securities to the Official List of the ISE or to trading on the ISE for the purposes of the Prospectus Directive.

PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in the Purchase Agreement, the Issuers, with respect to the Co-Issued Notes, and the Issuer, with respect to the Offered Securities, have agreed to sell, on the Closing Date, and Goldman, Sachs & Co. has agreed to purchase $500,000 in Aggregate Outstanding Amount of the Class X-1 Notes, $246,500,000 in Aggregate Outstanding Amount of the Class A-1 Notes, $43,500,000 in Aggregate Outstanding Amount of the Class A-2 Notes, $26,000,000 in Aggregate Outstanding Amount of the Class B Notes, $20,000,000 in Aggregate Outstanding Amount of the Class C Notes, $19,000,000 in Aggregate Outstanding Amount of the Class D Notes, $15,000,000 in Aggregate Outstanding Amount of the Class E Notes, $500,000 in Aggregate Outstanding Amount of the Class X-2 Notes, $30,000,000 in Aggregate Outstanding Amount of the Subordinated Securities and $34,660,000 in Aggregate Outstanding Amount of the Combination Securities.

Under the terms and conditions of the Purchase Agreement, the Initial Purchaser is committed to take and pay for all the Offered Securities to be offered by the Initial Purchaser, if any are taken. Under the terms and conditions of the Purchase Agreement, the Initial Purchaser will be entitled to (i) an underwriting discount on the Offered Securities and (ii) a fixed structuring fee based upon the aggregate principal or notional amount, as applicable, of the Offered Securities. In addition, a fixed structuring fee will be paid by the Issuer in connection with the offering of the Securities to an additional structuring agent. After the Offered Securities are released for sale, the Initial Purchaser may change the offering price and other selling terms. The Initial Purchaser may allow a concession, not in excess of their respective underwriting discounts, to certain brokers or dealers.

The Securities have not been and will not be registered under the Securities Act for offer or sale as part of their distribution and may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. Person or a U.S. resident (as determined for purposes of the Investment Company Act, a **"U.S. Resident"**) except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act.

The Issuers have been advised by the Initial Purchaser that it (i) proposes to resell the Offered Securities outside the United States through its agents to Persons that are not U.S. Persons in offshore transactions in reliance on Regulation S and in accordance with applicable law and (ii) proposes to resell the Offered Securities to U.S. Persons and in the United States in reliance on Rule 144A under the Securities Act only to Qualified Institutional Buyers (or, with respect to the U.S. Subordinated Securities and the U.S. Combination Securities, Accredited Investors) purchasing for their own accounts or for the accounts of Qualified Institutional Buyers (or, with respect to the U.S. Subordinated Securities and the U.S. Combination Securities, Accredited Investors) each of which purchasers or accounts is a Qualified Purchaser (or, with respect to the U.S. Subordinated Securities and the U.S. Combination Securities, Knowledgeable Employees). The offering price and the Initial Purchaser's underwriting discount will be the same for the Regulation S Global Securities, the Rule 144A Global Secured Notes, the U.S. Subordinated Securities and the U.S. Combination Securities, as applicable, within each Class of Securities. Any offer or sale of Rule 144A Global Secured Notes, U.S. Subordinated Securities or the U.S. Combination Securities in reliance on Rule 144A or another exemption from the registration requirements of the Securities Act will be made by broker-dealers who are registered as such under the Exchange Act. After the Securities are released for sale, the offering price and other selling terms may from time to time be varied by the Initial Purchaser.

The Initial Purchaser has acknowledged and agreed that it will not offer, sell or deliver any Offered Securities sold pursuant to Regulation S to, or for the account or benefit of, any U.S. Person or a U.S. Resident as part of its distribution at any time and that the Initial Purchaser will send to each distributor, dealer or person receiving a selling concession, fee or other remuneration to which it sells Offered Securities pursuant to Regulation S a confirmation or other notice setting forth the prohibition on offers and sales of Offered Securities sold pursuant to Regulation S within the United States or to, or for the account or benefit of, any U.S. Person or a U.S. Resident.

With respect to the Offered Securities initially sold pursuant to Regulation S, until the expiration of 40 days after the commencement of the distribution of the offering of Securities by the Initial Purchaser, an offer or sale of Securities within the United States by a dealer that is not participating in the offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or pursuant to another exemption from registration under the Securities Act.

In connection with the issue of the Securities, the Initial Purchaser (the "Stabilizing Manager") (or persons acting on behalf of the Stabilizing Manager) may over-allot Securities (provided that the aggregate principal amount of Securities allotted does not exceed 105 per cent. of the aggregate principal amount of the Securities) or effect transactions with a view to supporting the market price of the Securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake stabilization action. Any stabilization action may begin on or after the Closing Date and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Securities and 60 days after the date of the allotment of the Securities.

The Initial Purchaser has represented, warranted and agreed that (i) it has not offered or sold and, prior to the expiry of a period of 180 days from the Closing Date, will not offer or sell any Offered Securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any Offered Securities in circumstances in which section 21(1) of FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to the Securities in, from or otherwise involving the United Kingdom.

The Securities may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this Offering Circular nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

The Initial Purchaser has acknowledged and agreed that the Offered Securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

This Offering Circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Offering Circular and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the Securities may not be circulated or distributed, nor may the Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the Securities to the public in Singapore.

The Securities may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the

Securities may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The Initial Purchaser has agreed that it has not made and will not make any invitation to the public in the Cayman Islands to purchase any of the Offered Securities.

Buyers of Offered Securities pursuant to Regulation S sold by Goldman Sachs International, as the agent of Goldman, Sachs & Co., may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the offering price set forth on the cover page hereof.

No action has been or will be taken in any jurisdiction that would permit a public offering of the Securities, or the possession, circulation or distribution of this Offering Circular or any other material relating to the Issuers or the Securities, in any jurisdiction where action for such purpose is required. Accordingly, the Securities may not be offered or sold, directly or indirectly, and neither this Offering Circular nor any other offering material or advertisements in connection with the Securities may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

The Securities are a new issue of securities with no established trading market. The Issuers have been advised by the Initial Purchaser that the Initial Purchaser intends to make a market in the Securities but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Securities. See "Risk Factors—Certain Conflicts of Interest".

Material portions of certain Classes of Securities may be purchased by other structured vehicles or a single investor, which may result in less liquidity in such Classes in the secondary market.

Application will be made to the ISE for the Offered Securities to be admitted to the Official List. There can be no assurance that such admission to trading will be approved or maintained.

The Issuers have agreed to indemnify the Initial Purchaser, the Collateral Manager, the Administrator, the Trustee and the Collateral Administrator against certain liabilities, including, but not limited to, liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof. In addition, the Issuers have agreed to reimburse the Initial Purchaser for certain of its expenses.

The Initial Purchaser may be contacted at 85 Broad Street, New York, New York 10004, Attention: Amit Roy.

LEGAL MATTERS

Certain legal matters will be passed upon for the Issuers and the Initial Purchaser by Sidley Austin LLP, New York, New York. Certain matters with respect to Cayman Islands corporate law and tax law will be passed upon for the Issuer by Maples and Calder. Certain legal matters will be passed upon for the Collateral Manager by Covington & Burling LLP, New York, New York.

GLOSSARY OF DEFINED TERMS

"Accredited Investor": Any Person that, at the time of its acquisition, purported acquisition or proposed acquisition of the U.S. Subordinated Securities is an accredited investor as defined in Regulation D.

"Accrued Interest Collateral Obligation": Any Collateral Obligation whose sale price customarily includes accrued but unpaid interest.

"Accumulation Period": The period prior to the Closing Date during which the Issuer acquires Collateral Obligations.

"Additional Issuance Date": In respect of each subclass of additional Subordinated Securities as set forth under "Description of the Securities—The Indenture—Additional Issuance", the date on which such subclass of Subordinated Securities is issued.

"Administrative Expenses": Amounts (other than any Reserved Expenses) due or accrued with respect to any Payment Date to:

(i) the Trustee pursuant to the Indenture;

(ii) the Collateral Administrator under the Collateral Administration Agreement;

(iii) the Collateral Manager (other than the Collateral Management Fee) under the Collateral Management Agreement;

(iv) the Independent accountants, agents and counsel of the Issuers for fees, including retainers, and expenses;

(v) the Rating Agencies for fees and expenses in connection with ratings of the Secured Notes (other than the Class X Notes), on-going surveillance of such ratings and the provision and maintenance of credit estimates;

(vi) the Irish Paying Agent under the Irish Paying Agency Agreement;

(vii) any other Person in respect of any governmental fee, including all filing, registration and annual return fees payable to the Cayman Islands government and registered office fees, charges or taxes (other than withholding taxes);

(viii) without duplication, any Person in respect of any other reasonable fees or expenses (including, without limitation, any indemnity payments) of the Issuer not prohibited under the Indenture (including, without limitation, any monies owed to the Administrator under the Administration Agreement and registered office fees) and any reports and documents delivered pursuant to or in connection with the Indenture and the Securities;

(ix) any fees, costs or expenses (including, without limitation, any indemnity payments) in connection with any Securities Lending Agreement; and

(x) any fees, costs or expenses (including, without limitation, any indemnity payments, but excluding any Hedge Payment Amount or any applicable termination payments) in connection with any Hedge Agreement.

"Advisers Act": The Investment Advisers Act of 1940, as amended.

"Affiliate" or **"Affiliated"**: With respect to a Person, (i) any other Person who, directly or indirectly, is in control of, or controlled by, or is under common control with, such Person or (ii) any other Person who is a director, officer or employee (a) of such Person, (b) of any subsidiary or parent company of such Person or (c) of any Person described in subclause (i) above. For purposes of this definition, control of a Person shall mean the power, direct or indirect, (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of any such Person or (ii) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise. With respect to the Issuers, this definition shall exclude the Collateral Manager, its Affiliates, the Administrator and any other special purpose vehicle to which the Administrator is or will be providing administrative services or acting as Share Trustee.

"Aggregate Interest Reserve Distribution Amount": With respect to any Payment Date, the sum of all Interest Reserve Distribution Amounts as of such Payment Date; *provided,* that the Aggregate Interest Reserve Distribution Amount on any Payment Date shall not exceed the Interest Reserve Amount as of such Payment Date.

"Aggregate Outstanding Amount": When used with respect to any or all of the Securities, (i) the aggregate principal or notional amount of such Securities Outstanding on the date of determination plus (ii) in the case of the Class C Notes, the Class D Notes and the Class E Notes, for purposes other than determining whether a sufficient principal amount of the Class C Notes, the Class D Notes or the Class E Notes has voted with respect to matters relating to the Indenture or the Collateral Management Agreement, any related Deferred Interest.

"Aggregate Principal Amount": When used with respect to any or all of the Collateral Obligations, Eligible Investments or cash, the aggregate of the Principal Balances of such Collateral Obligations, Eligible Investments or cash on the date of determination.

"Aggregate Underlying Undrawn Amount": At any time of determination, the aggregate undrawn commitments under all Revolving Credit Facilities and Delayed Funding Term Loans held by the Issuer at such time.

"Applicable Period": For the first Interest Accrual Period, the period from and including the Closing Date to but excluding the first Scheduled Payment Date and for each Interest Accrual Period thereafter, three months (except with respect to the last Applicable Period, to but excluding the Stated Maturity or the Redemption Date, as applicable).

"Assignment": An interest in a loan acquired directly by way of sale or assignment.

"Bank": Deutsche Bank Trust Company Americas, a New York banking corporation, but in its individual capacity and not as Trustee, and any successor thereto.

"Bankruptcy Code": The United States Bankruptcy Code, Title 11 of the United States Code, as amended.

"**Bond**": Any investment-grade, mezzanine or high-yield bond (including a Synthetic Security).

"Business Day": Any day other than (i) Saturday or Sunday or (ii) a day on which commercial banking institutions are authorized by law, regulation or executive order to close (a) in New York, New York; (b) in Santa Ana, California; (c) solely with respect to the calculation of LIBOR, in London, England; or (d) in Dublin, Ireland (with respect to matters solely relating to the ISE); *provided, however*, that for the sole purpose of calculating the Note Interest Rates, "Business Day" shall be defined as any day on which dealings in deposits in Dollars are transacted in the London interbank market. For the avoidance of doubt, subclauses (ii)(c) and (ii)(d) in the immediately preceding sentence will not affect the Determination Date or when payments or distributions will be made on the Securities or the dates on which reports are due under the Indenture.

“Caa/CCC Collateral Obligation”: (i) If the Aggregate Principal Amount of all Collateral Obligations with a Moody’s Default Probability Rating of “Caa1” or lower or with an S&P Rating of “CCC+” or lower (excluding Defaulted Obligations and Discount Collateral Obligations) is less than or equal to 10% of the Aggregate Principal Amount of the Collateral Portfolio, any Collateral Obligation (I) with (x) a Moody’s Default Probability Rating of “Caa1” or lower or (y) an S&P Rating of “CCC+” or lower and (II) with a Market Value equal to or less than 85% of par if it is a loan (including a DIP Loan and a Synthetic Security that has a Reference Obligation that is a loan with a Market Value of less than 85% of par) and a Market Value equal to or less than 75% of par if it is a bond (including a Synthetic Security that has a Reference Obligation that is a bond with a Market Value of less than 75% of par), a Structured Finance Security or a Finance Lease and (ii) if the Aggregate Principal Amount of all Collateral Obligations with a Moody’s Default Probability Rating of “Caa1” or lower or with an S&P Rating of “CCC+” or lower (excluding Defaulted Obligations and Discount Collateral Obligations) exceeds 10% of the Aggregate Principal Amount of the Collateral Portfolio, any Collateral Obligation with (x) a Moody’s Default Probability Rating of “Caa1” or lower or (y) an S&P Rating of “CCC+” or lower; it being understood and agreed that, notwithstanding the definition of “Moody’s Default Probability Rating”, the foregoing definition of “Caa/CCC Collateral Obligation” shall specifically exclude any Defaulted Obligation or Discount Collateral Obligation.

“CDO Security”: Any collateralized debt obligation, collateralized bond obligation, collateralized loan obligation, synthetic collateralized debt obligation, securities backed by portfolio credit default swaps or any other similar security.

“Class”: All of the Securities having the same priority and the same Stated Maturity.

“Class 1 Bond”: A bond which has a Moody’s Rating two or more subcategories higher than the Moody’s Default Probability Rating of such bond.

“Class 1 Senior Secured Loan”: A Senior Secured Loan which has a Moody’s Rating two or more subcategories higher than the Moody’s Default Probability Rating of such Senior Secured Loan.

“Class 1 Senior Unsecured Loan”: A Senior Unsecured Loan which has a Moody’s Rating two or more subcategories higher than the Moody’s Default Probability Rating of such Senior Unsecured Loan.

“Class 1 Subordinated Loan”: A Subordinated Loan which has a Moody’s Rating two or more subcategories higher than the Moody’s Default Probability Rating of such Subordinated Loan.

“Class 2 Bond”: A bond which has a Moody’s Rating one subcategory higher than the Moody’s Default Probability Rating of such bond.

“Class 2 Senior Secured Loan”: A Senior Secured Loan which has a Moody’s Rating one subcategory higher than the Moody’s Default Probability Rating of such Senior Secured Loan.

“Class 2 Senior Unsecured Loan”: A Senior Unsecured Loan which has a Moody’s Rating one subcategory higher than the Moody’s Default Probability Rating of such Senior Unsecured Loan.

“Class 2 Subordinated Loan”: A Subordinated Loan which has a Moody’s Rating one subcategory higher than the Moody’s Default Probability Rating of such Subordinated Loan.

“Class 3 Bond”: A bond which has a Moody’s Rating equal to the Moody’s Default Probability Rating of such bond.

“Class 3 Senior Secured Loan”: A Senior Secured Loan which has a Moody’s Rating equal to the Moody’s Default Probability Rating of such Senior Secured Loan.

“Class 3 Senior Unsecured Loan”: A Senior Unsecured Loan which has a Moody’s Rating equal to the Moody’s Default Probability Rating of such Senior Unsecured Loan.

“Class 3 Subordinated Loan”: A Subordinated Loan which has a Moody’s Rating equal to the Moody’s Default Probability Rating of such Subordinated Loan.

“Class 4 Bond”: A bond which has a Moody’s Rating one subcategory lower than the Moody’s Default Probability Rating of such bond.

“Class 4 Senior Secured Loan”: A Senior Secured Loan which has a Moody’s Rating one subcategory lower than the Moody’s Default Probability Rating of such Senior Secured Loan.

“Class 4 Senior Unsecured Loan”: A Senior Unsecured Loan which has a Moody’s Rating one subcategory lower than the Moody’s Default Probability Rating of such Senior Unsecured Loan.

“Class 4 Subordinated Loan”: A Subordinated Loan which has a Moody’s Rating one subcategory lower than the Moody’s Default Probability Rating of such Subordinated Loan.

“Class 5 Bond”: A bond which has a Moody’s Rating two subcategories lower than the Moody’s Default Probability Rating of such bond.

“Class 5 Senior Secured Loan”: A Senior Secured Loan which has a Moody’s Rating two subcategories lower than the Moody’s Default Probability Rating of such Senior Secured Loan.

“Class 5 Senior Unsecured Loan”: A Senior Unsecured Loan which has a Moody’s Rating two subcategories lower than the Moody’s Default Probability Rating of such Senior Unsecured Loan.

“Class 5 Subordinated Loan”: A Subordinated Loan which has a Moody’s Rating two subcategories lower than the Moody’s Default Probability Rating of such Subordinated Loan.

“Class 6 Bond”: A bond which has a Moody’s Rating three or more subcategories lower than the Moody’s Default Probability Rating of such bond.

“Class 6 Senior Secured Loan”: A Senior Secured Loan which has a Moody’s Rating three or more subcategories lower than the Moody’s Default Probability Rating of such Senior Secured Loan.

“Class 6 Senior Unsecured Loan”: A Senior Unsecured Loan which has a Moody’s Rating three or more subcategories lower than the Moody’s Default Probability Rating of such Senior Unsecured Loan.

“Class 6 Subordinated Loan”: A Subordinated Loan which has a Moody’s Rating three or more subcategories lower than the Moody’s Default Probability Rating of such Subordinated Loan.

“Class A Break-even Default Rate”: As of any Measurement Date, the maximum percentage of defaults which the Current Portfolio or the Proposed Portfolio, as applicable, can sustain, as determined by S&P through application of the S&P CDO Monitor, which, after giving effect to S&P’s assumptions on recoveries on defaulted securities and timing of such recoveries and to the Priority of Payments, will result in sufficient funds remaining for the payment of the Class A Notes in full by their Stated Maturity and the timely payment of interest on the Class A Notes.

“Class A Loss Differential”: As of any Measurement Date, the rate calculated by subtracting the Class A Scenario Default Rate at such time from the Class A Break-even Default Rate at such time.

“Class A Notes”: The Class A-1 Notes and the Class A-2 Notes.

"Class A Par Value Ratio": On any Measurement Date, the Par Value Ratio as calculated with respect to the Class A Notes.

"Class A Scenario Default Rate": As of any Measurement Date an estimate of the cumulative default rate for the Current Portfolio or the Proposed Portfolio, as applicable, consistent with a rating of "AAA" by S&P as determined by application of the S&P CDO Monitor at such time.

"Class A/B Interest Coverage Ratio": On the Second Determination Date and any subsequent Measurement Date, the Interest Coverage Ratio as calculated with respect to the Class A Notes and the Class B Notes.

"Class A/B Interest Coverage Test": A test satisfied as of the Second Determination Date and any subsequent Measurement Date if the Class A/B Interest Coverage Ratio is equal to or greater than the applicable amount set forth under "Summary—The Offering—Coverage Tests and the Class E Reinvestment Test".

"Class A/B Par Value Ratio": On any Measurement Date, the Par Value Ratio as calculated with respect to the Class A Notes and the Class B Notes.

"Class A/B Par Value Test": A test satisfied as of the Effective Date and any subsequent Measurement Date if the Class A/B Par Value Ratio is equal to or greater than the applicable amount set forth under "Summary—The Offering—Coverage Tests and the Class E Reinvestment Test".

"Class A-1 Interest Distribution Amount": With respect to any Payment Date, an amount equal to the sum of:

(a) the aggregate amount of interest accrued, at the applicable Note Interest Rate, during the related Interest Accrual Period on the Aggregate Outstanding Amount of the Class A-1 Notes as of the first day of such Interest Accrual Period;

(b) to the extent lawful and enforceable, the aggregate amount of interest accrued, at the applicable Note Interest Rate, during the related Interest Accrual Period, on any unpaid Defaulted Interest relating to the Class A-1 Notes; and

(c) any unpaid Defaulted Interest relating to the Class A-1 Notes.

"Class A-2 Interest Distribution Amount": With respect to any Payment Date, an amount equal to the sum of:

(a) the aggregate amount of interest accrued, at the applicable Note Interest Rate, during the related Interest Accrual Period on the Aggregate Outstanding Amount of the Class A-2 Notes as of the first day of such Interest Accrual Period;

(b) to the extent lawful and enforceable, the aggregate amount of interest accrued, at the applicable Note Interest Rate, during the related Interest Accrual Period, on any unpaid Defaulted Interest relating to the Class A-2 Notes; and

(c) any unpaid Defaulted Interest relating to the Class A-2 Notes.

"Class A-1 Note Interest Amount": As to each Interest Accrual Period, the amount of interest for such Interest Accrual Period payable in respect of each $100,000 principal amount of Class A-1 Notes.

"Class A-1 Notes": The Class A-1 Floating Rate Notes having the applicable Note Interest Rate and Stated Maturity as set forth under "Summary—The Offering—Securities Issued", including any additional such Class A-1 Notes issued as set forth under "Description of the Securities—The Indenture—Additional Issuance".

"Class A-2 Note Interest Amount": As to each Interest Accrual Period, the amount of interest for such Interest Accrual Period payable in respect of each $100,000 principal amount of Class A-2 Notes.

"Class A-2 Notes": The Class A-2 Floating Rate Notes having the applicable Note Interest Rate and Stated Maturity as set forth under "Summary—The Offering—Securities Issued", including any additional such Class A-2 Notes issued as set forth under "Description of the Securities—The Indenture—Additional Issuance".

"Class B Break-even Default Rate": As of any Measurement Date, the maximum percentage of defaults which the Current Portfolio or the Proposed Portfolio, as applicable, can sustain, as determined by S&P through application of the S&P CDO Monitor, which, after giving effect to S&P's assumptions on recoveries on defaulted securities and timing of such recoveries and to the Priority of Payments, will result in sufficient funds remaining for the payment of the Class B Notes in full by their Stated Maturity and the timely payment of interest on the Class B Notes.

"Class B Interest Distribution Amount": With respect to any Payment Date, an amount equal to the sum of:

(a) the aggregate amount of interest accrued, at the applicable Note Interest Rate, during the related Interest Accrual Period on the Aggregate Outstanding Amount of the Class B Notes as of the first day of such Interest Accrual Period;

(b) to the extent lawful and enforceable, the aggregate amount of interest accrued, at the applicable Note Interest Rate, during the related Interest Accrual Period, on any unpaid Defaulted Interest relating to the Class B Notes; and

(c) any unpaid Defaulted Interest relating to the Class B Notes.

"Class B Loss Differential": As of any Measurement Date, the rate calculated by subtracting the Class B Scenario Default Rate at such time from the Class B Break-even Default Rate at such time.

"Class B Note Interest Amount": As to each Interest Accrual Period, the amount of interest for such Interest Accrual Period payable in respect of each $100,000 principal amount of the Class B Notes.

"Class B Notes": The Class B Floating Rate Notes having the applicable Note Interest Rate and Stated Maturity as set forth under "Summary—The Offering—Securities Issued", including any additional such Class B Notes issued as set forth under "Description of the Securities—The Indenture—Additional Issuance".

"Class B Scenario Default Rate": As of any Measurement Date an estimate of the cumulative default rate for the Current Portfolio or the Proposed Portfolio, as applicable, consistent with a rating of "AA" by S&P as determined by application of the S&P CDO Monitor at such time.

"Class C Break-even Default Rate": As of any Measurement Date, the maximum percentage of defaults which the Current Portfolio or the Proposed Portfolio, as applicable, can sustain, as determined by S&P through application of the S&P CDO Monitor, which, after giving effect to S&P's assumptions on recoveries on defaulted securities and timing of such recoveries and to the Priority of Payments, will result in sufficient funds remaining for the payment of the Class C Notes in full by their Stated Maturity and the ultimate payment of interest on the Class C Notes.

"Class C Interest Coverage Ratio": On the Second Determination Date and any subsequent Measurement Date, the Interest Coverage Ratio as calculated with respect to the Class C Notes.